As filed with the Securities and Exchange Commission on December 29, 2005

Registration No. 333-127371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

RUDOLPH TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3823	22-3531208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Rudolph Road

PO Box 1000

Flanders, New Jersey 07836

(973) 691-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul F. McLaughlin

Chairman and Chief Executive Officer

Rudolph Technologies, Inc.

One Rudolph Road

PO Box 1000

Flanders, New Jersey 07836

(973) 691-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David M. Schwartzbaum, Esq. Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, New York 10022 (212) 906-1200	Thomas R. King, Esq. Robert K. Ranum, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street Suite 4000 Minneapolis, MN 55402-1425 (612) 492-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share (including the associated preferred share purchase rights)	(1)	N/A	$248,977,682	$29,306

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares is not set forth herein. Pursuant to Rule 457(o), the registration fee has been computed on the basis of the maximum aggregate offering price of shares of the registrant’s common stock expected to be issued upon completion of the merger of August Technology Corporation with NS Merger Sub, Inc., a wholly-owned subsidiary of the registrant.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(c) and (f) of the Securities Act of 1933, as amended, based upon the product of: (i) 20,127,541, the maximum number of shares of August Technology common stock that may be exchanged in the merger (the sum of 18,125,873 shares of August Technology common stock outstanding as of August 8, 2005 and 2,001,668 shares of August Technology common stock issuable upon the exercise of outstanding options as of August 8, 2005), and (ii) $12.37, the average of the high and low prices for shares of August Technology common stock on August 8, 2005, as reported on the Nasdaq National Market. The registrant paid the registration fee concurrently with the filing of its Registration Statement on Form S-4 on August 9, 2005
(3)	The preferred share purchase rights, which are attached to the shares of the registrant’s common stock being registered hereunder, will be issued for no additional consideration. Accordingly, no additional registration fee is required.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. The registrant may not sell these securities until the registration statement filed with the SEC, of which this joint proxy statement/prospectus is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated December 29, 2005

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Rudolph Technologies, Inc. and August Technology Corporation have each unanimously approved the merger of August Technology with and into a wholly-owned subsidiary of Rudolph. Rudolph and August Technology believe that the combination of the two companies will enable them to build a leading global competitor in both metrology and macro defect inspection, creating a larger and more diversified company that is well-positioned to capitalize on new domestic and international opportunities.

Each August Technology shareholder may elect to receive either $10.50 per share in cash or 0.7625 of a share of Rudolph common stock for each share of August Technology common stock that it owns immediately prior to the completion of the merger, subject to the proration and allocation procedures set forth in the merger agreement. The merger agreement requires that the total consideration to be paid in the merger include a minimum of $37.2 million and up to a maximum of $60.0 million of cash. The value of the merger consideration that an August Technology shareholder receives in the merger may vary depending on whether the shareholder receives shares of Rudolph common stock or cash. The value of the cash portion of the merger consideration is fixed at $10.50 for each share of August Technology common stock. The value of the stock portion of the merger consideration is not fixed and will depend upon the value of Rudolph common stock at the time of completion of the merger and the actual number of shares of Rudolph common stock to be issued as a result of the proration and allocation process.

On June 27, 2005, the date of the merger agreement, Rudolph common stock closed at $13.77 per share and August Technology common stock closed at $10.79 per share, and on January     , 2006, Rudolph common stock closed at $         per share and August Technology common stock closed at $         per share. Based upon the closing prices per share of Rudolph common stock on June 27, 2005 and January     , 2006, and assuming that a share of August Technology common stock is converted into 0.7625 of a share of Rudolph common stock, the implied values per share of August Technology common stock in the merger were $10.50 and $        , respectively. Based upon approximately 18 million shares and              million shares of August Technology common stock outstanding on June 27, 2005 and on January     , 2006, respectively, and assuming that a total of $37.2 million in cash is paid as part of the merger consideration, the total implied value of the consideration to be paid by Rudolph in the merger was approximately $192.9 million on June 27, 2005 and $         million on January     , 2006. Depending upon how much cash is paid in the merger, Rudolph will issue a minimum of approximately 9.5 million and a maximum of approximately 11.2 million shares of Rudolph common stock in connection with the merger.

Rudolph common stock is quoted on the Nasdaq National Market under the symbol “RTEC.” August Technology common stock is quoted on the Nasdaq National Market under the symbol “AUGT.” August Technology’s shareholders are encouraged to check the trading price of Rudolph common stock prior to electing to receive cash or Rudolph common stock in the merger.

Rudolph and August Technology cannot complete the merger unless Rudolph’s stockholders approve the issuance of shares of Rudolph common stock in connection with the merger and August Technology’s shareholders approve the merger agreement, as amended on December 8, 2005, and the merger. More information about Rudolph, August Technology and the merger is contained in this joint proxy statement/prospectus. We encourage you to carefully read this joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 33.

Rudolph’s board of directors unanimously recommends that Rudolph’s stockholders vote “FOR” the proposal to approve the issuance of shares of Rudolph common stock in connection with the merger. August Technology’s board of directors unanimously recommends that August Technology’s shareholders vote “FOR” the proposal to approve the merger agreement, as amended on December 8, 2005, and the merger.

The dates, times and places of the Rudolph and August Technology special meetings are as follows:

For Rudolph stockholders: February , 2006, a.m., local time	For August Technology shareholders: February , 2006 a.m., local time

Your vote is very important. Whether or not you plan to attend your respective company’s special meeting, please take the time to vote by completing and mailing to us the enclosed proxy card or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If your shares are held in “street name,” you must instruct the record holder of your shares in order to vote.

Sincerely,

Paul F. McLaughlin	Jeff L. O’Dell
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Rudolph Technologies, Inc.	August Technology Corporation

None of the Securities and Exchange Commission, any state securities regulator or any other regulatory authority has approved or disapproved of the transactions described in this joint proxy statement/prospectus or the securities to be issued under this joint proxy statement/prospectus or determined if the disclosure in this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated January     , 2006, and is being mailed to Rudolph’s stockholders and August Technology’s shareholders on or about January     , 2006.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Rudolph and August Technology from documents that are not included in or delivered with this joint proxy statement/prospectus. For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how to obtain it, see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus from Rudolph or August Technology, as applicable, or from the SEC, through its website at www.sec.gov. Documents incorporated by reference are available from Rudolph and August Technology without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. Rudolph’s stockholders and August Technology’s shareholders may request a copy of such documents by contacting either Rudolph or August Technology, as appropriate, at:

Rudolph Technologies, Inc. One Rudolph Road PO Box 1000 Flanders, New Jersey 07836 Attn: Investor Relations	August Technology Corporation 4900 West 78th Street Bloomington, Minnesota 55435 Attn: Investor Relations

In addition, you may obtain copies of the information relating to Rudolph, without charge, by calling The Proxy Advisory Group of Strategic Surveillance, LLC at (866) 657-8728 or (212) 850-8150.

You may obtain copies of the information relating to August Technology, without charge, by calling The Proxy Advisory Group of Strategic Surveillance, LLC at (866) 657-8728 or (212) 850-8150.

We are not incorporating the contents of the websites of Rudolph, August Technology, the SEC and/or any other entity into this joint proxy statement/prospectus. Rather we are only providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus for your convenience.

References in this joint proxy statement/prospectus to the merger agreement are references to the merger agreement, as amended on December 8, 2005.

In order for you to receive timely delivery of documents in advance of the Rudolph or August Technology special meeting, Rudolph or August Technology, as applicable, must receive your request no later than                 , 2006.

RUDOLPH TECHNOLOGIES, INC.

One Rudolph Road

PO Box 1000

Flanders, New Jersey 07836

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY     , 2006

To the Stockholders of Rudolph Technologies, Inc.:

A special meeting of the stockholders of Rudolph Technologies, Inc. (“Rudolph”) will be held at                      on February     , 2006 at          a.m., local time, for the following purposes:

1.	To consider and vote upon a proposal to approve the issuance of shares of Rudolph common stock, par value $0.001 per share, in connection with the merger of August Technology Corporation (“August Technology”) with and into NS Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Rudolph, pursuant to an Agreement and Plan of Merger, dated as of June 27, 2005, by and among Rudolph, Merger Sub and August Technology, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 8, 2005, by and among Rudolph, Merger Sub and August Technology.

2.	To consider and vote upon a proposal to adopt the August Technology 1997 Stock Incentive Plan.

3.	To consider and vote upon a proposal to adjourn the special meeting, if necessary and if a quorum is present, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve the foregoing proposals.

4.	To transact such other business as may properly come before the special meeting or any adjournment thereof.

These items of business are described in the attached joint proxy statement/prospectus. The record date for the special meeting is the close of business on January     , 2006. Only Rudolph stockholders of record at that time are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. The affirmative vote of the holders of at least a majority of the outstanding shares of Rudolph common stock, present and voting at the special meeting, in person or by proxy, is required to approve each proposal at the special meeting.

This joint proxy statement/prospectus contains more detailed information regarding the merger and the merger agreement and includes a copy of the merger agreement.

Your vote is very important. Even if you expect to attend the special meeting, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope or submit a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If no instructions are indicated on your proxy card, your shares will be voted “FOR” each of the foregoing proposals. If you do not return or submit your proxy card or vote in person, the effect is a vote “AGAINST” the foregoing proposals. You can revoke your proxy at any time before it is exercised by giving written notice to the secretary of Rudolph, filing another proxy or attending the special meeting and voting in person.

Rudolph’s board of directors unanimously recommends that you vote “FOR” the issuance of Rudolph common stock in connection with the merger, “FOR” the adoption of the August Technology 1997 Stock Incentive Plan and “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies.

BY ORDER OF THE BOARD OF DIRECTORS,

Steven R. Roth, Secretary

Flanders, New Jersey

January     , 2006

AUGUST TECHNOLOGY CORPORATION

4900 West 78th Street

Bloomington, Minnesota 55435

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY     , 2006

To the Shareholders of August Technology Corporation:

A special meeting of the shareholders of August Technology Corporation (“August Technology”) will be held at                      on February     , 2006 at          a.m., local time, for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 27, 2005, by and among Rudolph Technologies, Inc. (“Rudolph”), August Technology and NS Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Rudolph, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 8, 2005, by and among Rudolph, Merger Sub and August Technology, and the merger contemplated therein. Pursuant to the merger agreement, August Technology will be merged with and into Merger Sub with Merger Sub as the surviving corporation, and August Technology will thereby become a wholly-owned, private subsidiary of Rudolph. Holders of August Technology common stock will receive cash, shares of Rudolph common stock or some combination of cash and Rudolph common stock, as described in the accompanying joint proxy statement/prospectus.

2.	To consider and vote upon a proposal to adjourn the special meeting, if necessary and if a quorum is present, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

3.	To transact such other business as may properly come before the special meeting or any adjournment thereof.

These items of business are described in the attached joint proxy statement/prospectus. The record date for the special meeting is the close of business on January     , 2006. Only August Technology shareholders of record at that time are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. To approve the merger agreement and the merger, the holders of a majority of all the outstanding shares of August Technology common stock must approve the merger agreement and the merger. To approve the remaining proposals, the affirmative vote of the holders of a majority of the shares of August Technology common stock present and voting on such proposal, in person or by proxy, at the special meeting, is required.

The attached joint proxy statement/prospectus contains more detailed information regarding the merger and the merger agreement and includes a copy of the merger agreement.

Your vote is very important. Even if you expect to attend the special meeting, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope or submit a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If no instructions are indicated on your proxy card, your shares will be voted “FOR” each of the foregoing proposals. If you do not return or submit your proxy card or vote in person, the effect is a vote “AGAINST” the merger. You can revoke your proxy at any time before it is exercised by giving written notice to the secretary of August Technology, or filing another proxy, or attending the special meeting and voting in person.

August Technology’s board of directors unanimously recommends that you vote “FOR” the approval of the merger agreement and the merger and “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies.

BY ORDER OF THE BOARD OF DIRECTORS,

Stanley D. Piekos, Chief Financial Officer and Secretary

Bloomington, Minnesota

January     , 2006

i

ii

ANNEX A   Agreement and Plan of Merger

ANNEX B   Form of Company Shareholder Voting Agreement

ANNEX C   Form of Parent Stockholder Voting Agreement

ANNEX D   Opinion of Piper Jaffray & Co., dated as of December 8, 2005

ANNEX E   Opinion of Needham & Company, LLC

ANNEX F   Extracts of Minnesota Statutes Regarding Dissenters’ Rights

ANNEX G   August Technology Corporation 1997 Stock Incentive Plan

iii

QUESTIONS AND ANSWERS FOR RUDOLPH’S STOCKHOLDERS

The following are certain questions that stockholders of Rudolph may have regarding the matters being considered at the special meeting of Rudolph’s stockholders, as well as brief answers to these questions. Rudolph encourages you to read the remainder of this joint proxy statement/prospectus carefully, because the information below does not provide all of the information that might be important to you.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The boards of directors of Rudolph and August Technology have each unanimously approved the merger of Rudolph and August Technology in accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of June 27, 2005, by and among Rudolph, NS Merger Sub, Inc., a wholly-owned subsidiary of Rudolph, and August Technology, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 8, 2005, by and among Rudolph, NS Merger Sub, Inc. and August Technology which is referred to in this joint proxy statement/prospectus as the merger agreement. Pursuant to the terms of the merger agreement, August Technology will merge with NS Merger Sub, Inc. and August Technology will thereby become a wholly-owned subsidiary of Rudolph. Each August Technology shareholder may elect to receive either $10.50 per share in cash, which is sometimes referred to in this joint proxy statement/prospectus as the per share cash amount, or 0.7625 of a share of Rudolph common stock, which is sometimes referred to in this joint proxy statement/prospectus as the per share stock amount, for each share of August Technology common stock that it owns immediately prior to the completion of the merger, subject to the proration and allocation procedures described in the sections of this joint proxy statement/prospectus entitled “Summary—The Merger—Merger Consideration” and “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures.”

The merger agreement requires that the total consideration to be paid in the merger, which is sometimes referred to in this joint proxy statement/prospectus as the merger consideration, include a minimum of $37.2 million and up to a maximum of $60.0 million of cash. As a result, Rudolph will issue a minimum of approximately 9.5 million and a maximum of approximately 11.2 million shares of common stock in connection with the merger.

Rudolph and August Technology cannot complete the merger unless Rudolph’s stockholders approve the issuance of shares of Rudolph common stock in connection with the merger. Rudolph’s board of directors is soliciting your proxy to vote “FOR” Rudolph’s proposal to approve the issuance of shares of its common stock in connection with the merger.

Rudolph’s board of directors is soliciting your proxy to vote “FOR” Rudolph’s adoption of the August Technology 1997 Stock Incentive Plan, which is referred to in this joint proxy statement/prospectus as the August Stock Plan. The approval of the August Stock Plan is not a condition to the approval of the merger.

Finally, Rudolph’s board of directors is soliciting your proxy to vote “FOR” the adjournment of the special meeting, if necessary and if a quorum is present, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve the foregoing proposals.

This joint proxy statement/prospectus describes Rudolph, August Technology and the merger, so that you may make an informed decision with respect to these proposals.

Q:	Why are Rudolph and August Technology proposing the merger? (see page 83)

A:	Rudolph and August Technology believe that the combination of the two companies will enable them to build a leading global competitor in both metrology and macro defect inspection, creating a larger and more diversified company that is well-positioned to capitalize on new domestic and international opportunities.

Q:	Why is Rudolph proposing the adoption of the August Stock Plan? (see page 166)

A:	In connection with the merger, Rudolph has agreed to assume all outstanding options granted under the August Stock Plan. In accordance with the requirements of Nasdaq, Rudolph is able to continue making grants to August Technology employees under the August Stock Plan following the completion of the merger, without obtaining stockholder approval. However, in order for Rudolph to make grants of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code), or to make grants to Rudolph’s employees under the August Stock Plan following completion of the merger, then the approval of the August Stock Plan by Rudolph’s stockholders is required. In order to provide Rudolph with the greatest flexibility in making option grants to its employees, including employees of August Technology following the completion of the merger, Rudolph’s board of directors is requesting that the Rudolph stockholders approve the August Stock Plan.

Q:	What are the risks of the merger?

A:	The merger involves numerous risks and uncertainties to Rudolph, including, but not limited to, the following:

•	the expense, time and potential disruption of Rudolph’s business associated with integrating the operations of Rudolph and August Technology; and

•	the risk that the anticipated benefits and synergies of the merger may not be realized.

We encourage you to read this joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 33, for a complete discussion of certain risks associated with the merger, Rudolph and August Technology.

Q:	What will I receive in the merger?

A:	If the merger is completed, you will continue to hold the shares of Rudolph common stock that you currently own and will not receive any payment or other consideration in connection with the merger.

Q:	How will Rudolph’s stockholders be affected by the merger and issuance of Rudolph’s common stock in connection with the merger?

A:	After the merger, you will continue to own the same number of shares of Rudolph common stock that you owned immediately prior to the merger. However, because Rudolph will be issuing new shares of its common stock to certain August Technology shareholders in connection with the merger, each share of Rudolph’s common stock outstanding immediately prior to the merger will represent a smaller percentage of the total number of outstanding shares of Rudolph’s common stock following completion of the merger.

Q:	What are Rudolph’s stockholders voting on?

A:	Rudolph’s stockholders are voting on a proposal to approve the issuance of shares of Rudolph’s common stock pursuant to the merger agreement. The approval of this proposal by Rudolph’s stockholders is a condition to the effectiveness of the merger. Rudolph’s stockholders are also voting on a proposal to adopt the August Stock Plan.

You are voting on each proposal separately. Your vote on one proposal has no bearing on the other proposal, or any other matter that may come before Rudolph’s special meeting.

Q:	What vote is required by Rudolph’s stockholders to proceed with the merger? (see page 56)

A:	Under the applicable rules of the Nasdaq Stock Market, Rudolph cannot complete the merger unless the issuance of shares of its common stock in connection with the merger is approved by the affirmative vote of the holders of at least a majority of the outstanding shares of its common stock, present and voting, in person or by proxy, at its special meeting.

Q:	What vote is required by Rudolph’s stockholders to adopt the August Stock Plan? (see page 170)

A:	The affirmative vote of the holders of at least a majority of the outstanding shares of its common stock, present and voting, in person or by proxy, at its special meeting is required for Rudolph to adopt the August Stock Plan.

Q:	How does Rudolph’s board of directors recommend that I vote on Rudolph’s proposal to issue shares of its common stock in connection with the merger? (see page 87)

A:	Rudolph’s board of directors unanimously recommends that you vote “FOR” Rudolph’s proposal to approve the issuance of shares of its common stock in connection with the merger.

Q:	How does Rudolph’s board of directors recommend that I vote on Rudolph’s proposal to adopt the August Stock Plan? (see page 170)

A:	Rudolph’s board of directors unanimously recommends that you vote “FOR” Rudolph’s proposal to adopt the August Stock Plan.

Q:	What are the United States federal income tax consequences of the merger to me? (see page 107)

A:	You will not recognize any gain or loss for United States federal income tax purposes in respect of your shares of Rudolph common stock as a result of the merger.

Q:	When do Rudolph and August Technology expect to complete the merger?

A:	Rudolph and August Technology are working to complete the merger as quickly as possible. Assuming that Rudolph’s stockholders and August Technology’s shareholders approve the merger at their respective special meetings, it is anticipated that the merger will be completed shortly thereafter. Neither company, however, can predict the exact timing of the completion of the merger because it is subject to certain conditions beyond their control.

Q:	Did Rudolph’s board of directors obtain a fairness opinion in connection with its determination to proceed with the merger? (see page 89)

A:	Yes. On June 27, 2005, Piper Jaffray & Co., financial advisor to Rudolph, provided to Rudolph’s board of directors its written opinion, dated June 27, 2005, that, as of the date of such opinion, the merger consideration to be paid to August Technology’s shareholders was fair, from a financial point of view, to Rudolph. At the request of Rudolph’s board of directors, Piper Jaffray provided to Rudolph’s board of directors its written opinion, dated December 8, 2005, that, as of the date of such opinion, the merger consideration to be paid to August Technology’s shareholders was fair, from a financial point of view, to Rudolph. Piper Jaffray’s December opinion took into account the then current financial projections provided to Piper Jaffray and August Technology’s restated financial results. For purposes of rendering its December opinion, with the consent of Rudolph’s board of directors, Piper Jaffray calculated the implied value of the merger consideration of $10.23 per share based on the closing price of Rudolph common stock on December 7, 2005 and an assumption that $60 million of the merger consideration would be paid in cash as of December 7, 2005. The actual value per share of August Technology common stock to be paid upon completion of the merger could be different depending on the actual price of Rudolph common stock at completion of the merger and the amount of cash and stock consideration that August Technology shareholders elect to receive in the merger. The full text of Piper Jaffray’s December written opinion is attached to this joint proxy statement/prospectus as Annex D. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Each of Piper Jaffray’s opinions is directed to Rudolph’s board of directors and addresses only the fairness to Rudolph, from a financial point of view, of the merger consideration to be paid to August Technology’s shareholders, as of the date of such opinion. Piper Jaffray has acted as financial advisor to Rudolph in connection with the merger and will receive from Rudolph a customary fee in connection with the merger, which is contingent upon the completion of the merger. Piper Jaffray will also receive a customary fee from Rudolph for providing each of the opinions, which will be credited against the fee for its financial advisory services. These opinion fees are not contingent upon the completion of the merger.

Q:	When and where will Rudolph’s special meeting of stockholders be held?

A:	Rudolph’s special meeting of stockholders will take place at , on February 2006, at a.m. local time.

Q:	Who can attend and vote at Rudolph’s special meeting of stockholders?

A:	All Rudolph stockholders of record as of the close of business on January , 2006, the record date for Rudolph’s special meeting of stockholders, are entitled to receive notice of and to vote at the Rudolph special meeting.

Q:	What should Rudolph’s stockholders do now in order to vote on the proposals being considered at Rudolph’s special meeting of stockholders?

A:	Stockholders of record of Rudolph as of the record date for the Rudolph special meeting may now vote by proxy, by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold shares of Rudolph common stock in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

Q:	Can Rudolph’s stockholders vote in person at the special meeting?

A:	Yes. If you plan to attend Rudolph’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name” and you intend to vote in person at Rudolph’s special meeting, then you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not Rudolph’s stockholders plan to attend Rudolph’s special meeting, they should return or submit their proxy as described in this joint proxy statement/prospectus.

Q:	What will happen if I abstain from voting or fail to vote?

A:	An abstention by you, which occurs when a stockholder attends a stockholders meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the issuance of shares of Rudolph’s common stock in connection with the merger agreement and the adoption of the August Stock Plan. If your shares of Rudolph common stock are held in “street name,” your failure to vote or to instruct your broker to vote may have a negative effect on Rudolph’s ability to obtain the number of votes cast necessary for approval of the issuance of shares of Rudolph’s common stock in connection with the merger in accordance with the listing requirements of the Nasdaq National Market and adoption of the August Stock Plan. For more information, see “The Rudolph Special Meeting—Abstentions and Broker Non-Votes.”

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you were a stockholder of record as of the record date for the Rudolph special meeting, you can change your vote at any time before your proxy is voted at the special meeting by:

•	delivering, prior to the special meeting, to the Corporate Secretary of Rudolph at One Rudolph Road, PO Box 1000, Flanders, NJ 07638, a written notice of revocation bearing a later date or time than the proxy;

•	submitting another proxy by mail that is dated as of a date and/or time that is subsequent to the original proxy and, if applicable, that is properly signed; or

•	attending the special meeting and voting in person.

If your shares of Rudolph common stock are held in “street name,” then you must contact your broker, bank or other nominee to change your vote. For more information on changing your vote, see “The Rudolph Special Meeting—Revocability of Proxies.”

Q:	What should I do if I receive more than one set of voting materials for Rudolph’s special meeting of stockholders?

A:	You may receive more than one set of voting materials for Rudolph’s special meeting of stockholders, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Similarly, if you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a stockholder of Rudolph and a shareholder of August Technology, you will receive one or more separate proxy cards or voting instruction cards with respect to your shares of each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that your shares will be represented at the Rudolph special meeting.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

The Proxy Advisory Group of Strategic Stock Surveillance, LLC

331 Madison Avenue, 12th Floor

New York, New York 10017

Tel: (866) 657-8728 or (212) 850-8150

Fax: (212) 850-8161

QUESTIONS AND ANSWERS FOR AUGUST TECHNOLOGY’S SHAREHOLDERS

The following are certain questions that August Technology’s shareholders may have regarding the matters being considered at the special meeting of August Technology shareholders, as well as brief answers to these questions. August Technology encourages you to read the remainder of this joint proxy statement/prospectus carefully, because the information below does not provide all of the information that might be important to you.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The boards of directors of Rudolph and August Technology have each unanimously approved the merger of August Technology with Rudolph in accordance with the terms and conditions of the merger agreement. Pursuant to the terms of the merger agreement, August Technology will merge with a wholly-owned subsidiary of Rudolph and August Technology will thereby become a wholly-owned subsidiary of Rudolph. Each August Technology shareholder may elect to receive either $10.50 per share in cash, which is sometimes referred to in this joint proxy statement/prospectus as the per share cash amount, or 0.7625 of a share of Rudolph common stock, which is sometimes referred to in this joint proxy statement/prospectus as the per share stock amount, for each share of August Technology common stock that it owns immediately prior to the completion of the merger, subject to the proration and allocation procedures described in the sections of this joint proxy statement prospectus entitled “Summary—The Merger—Merger Consideration” and “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures.” Shares held by August Technology’s shareholders who validly exercise dissenters’ rights will be subject to appraisal in accordance with Minnesota law as described under “The Merger—Dissenters’ Rights in Connection with the Merger.”

The merger agreement requires that the total consideration to be paid in the merger, which is sometimes referred to in this joint proxy statement/prospectus as the merger consideration, include a minimum of $37.2 million and up to maximum of $60.0 million of cash. As a result, Rudolph will issue a minimum of approximately 9.5 million and a maximum of approximately 11.2 million shares of common stock in connection with the merger.

Rudolph and August Technology cannot complete the merger unless August Technology’s shareholders approve the merger agreement and the merger. The August Technology board of directors is soliciting your proxy to vote “FOR” August Technology’s proposal to approve the merger agreement and the merger. The August Technology board of directors is also soliciting your proxy to vote “FOR” adjournment of the special meeting, if necessary, to solicit additional proxies.

This joint proxy statement/prospectus describes Rudolph, August Technology and the merger so that you may make an informed decision with respect to these proposals.

Q:	Why are August Technology and Rudolph proposing the merger? (see page 83)

A:	Rudolph and August Technology believe that the combination of the two companies will enable them to build a leading global competitor in both metrology and macro defect inspection, creating a larger and more diversified company that is well-positioned to capitalize on new domestic and international opportunities.

Q:	What are the risks relating to the merger?

A:	The merger involves numerous risks and uncertainties to August Technology, including, but not limited to, the following:

•	the risk that August Technology shareholders will receive less in value for their shares of August Technology common stock if the market price of Rudolph common stock declines;

•	the expense, time and disruption of August Technology’s business related to integrating the operations of Rudolph and August Technology;

•	the risk that the anticipated benefits and synergies of the merger may not be realized;

•	the trading price of August Technology common stock may decline if the merger is not completed; and

•	the risk that customers, distributors, resellers or others may delay or defer decisions concerning August Technology and/or its products during the pendency of, or as a result of, the merger.

We encourage you to read this joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 33, for a complete discussion of risks associated with the merger, August Technology and Rudolph.

Q:	What will I receive in the merger? (see page 114)

A:	You will receive either $10.50 per share, 0.7625 of a share of Rudolph common stock, or a combination of cash and Rudolph common stock, for each share of August Technology common stock that you own immediately prior to the completion of the merger, subject to the proration and allocation procedures as described in the sections of this joint proxy statement/prospectus entitled “Summary—The Merger—Merger Consideration” and “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures.”

The merger agreement requires that the total consideration to be paid in the merger, which is sometimes referred to in this joint proxy statement/prospectus as the merger consideration, include a minimum of $37.2 million and up to a maximum of $60.0 million of cash. As a result, Rudolph will issue a minimum of approximately 9.5 million and a maximum of approximately 11.2 million shares of common stock in connection with the merger. If you make a valid election, you will receive priority in the proration and allocation process to have your request to receive cash or Rudolph common stock fulfilled over other shareholders who do not make an election.

The value of the merger consideration that you will receive in the merger may vary depending on whether you elect to receive shares of Rudolph common stock or cash. The value of the cash portion of the merger consideration is fixed at $10.50 for each share of August Technology common stock. The value of the stock portion of the merger consideration is not fixed and will depend upon the value of Rudolph common stock at the completion of the merger and the actual number of shares of Rudolph common stock to be issued as a result of the proration and allocation process. Because the completion of the merger will occur later than the August Technology special meeting, if you elect to receive shares of Rudolph common stock in connection with the merger, you will not know the exact value of the stock at the time you vote at the August Technology special meeting.

Rudolph common stock is quoted on the Nasdaq National Market and traded under the symbol “RTEC.” August Technology common stock is quoted on the Nasdaq National Market and traded under the symbol “AUGT.”

We encourage you to read the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures” beginning on page 116, for a complete discussion of the process of determining the merger consideration that you may receive.

Q:	What do I need to do to make an election?

A:	An election form/letter of transmittal, pursuant to which you will choose the form of consideration that you would like to receive in the merger, as well as instructions on how to make an election, will be sent to you shortly. You should carefully review and follow the instructions that accompany the election form/letter of transmittal. To make a cash election or a stock election, you must properly complete, sign and send the election form/letter of transmittal and any stock certificates representing your August Technology shares to American Stock Transfer & Trust Company, the exchange agent, at the address listed on the election form/letter of transmittal.

The exchange agent must receive your properly-completed election form/letter of transmittal and any August Technology stock certificates, a book-entry transfer of August Technology shares or a guarantee of delivery as described in the instructions which will accompany the election form/letter of transmittal, by the election deadline, which will be specified in the election form/letter of transmittal, and will be no later than the date of the special meetings of August Technology’s shareholders and Rudolph’s stockholders. If for any reason the election deadline is extended following the mailing of the election form/letter of transmittal, then Rudolph will inform August Technology’s shareholders by issuing a press release indicating the revised election deadline.

If you own August Technology shares in “street name” through a bank, broker or other nominee and want to make an election, you will receive or should request instructions from the bank, broker or other nominee holding your shares concerning how to make your election.

“Street name” holders may be subject to an election deadline earlier than the general election deadline; therefore, you should carefully read any materials you receive from your bank, broker or other nominee.

Q:	Can I elect to receive the cash consideration for a portion of my shares and the stock consideration for the remainder?

A:	No. You may only make one election—cash or Rudolph common stock—with respect to your shares of August Technology common stock. However, regardless of your election, as a result of the proration and allocation procedures set forth in the merger agreement, you may receive some cash consideration even if you elected to receive all Rudolph common stock or some Rudolph common stock even if you elected to receive all cash.

Q:	Can I change my election after I submit my certificates?

A:	Yes. You may revoke your election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of August Technology and any other information that the exchange agent may request. If you wish to submit a new election form/letter of transmittal, you must do so in accordance with the election procedures described in this joint proxy statement/prospectus and the election form/letter of transmittal. If you instructed a bank, broker or other nominee to submit an election form/letter of transmittal in respect of your shares, you must follow such person’s directions for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the exchange agent must receive the notice or materials by the election deadline in order for the revocation to be valid.

Q:	May I submit an election form/letter of transmittal if I vote against approval of the merger agreement and the merger?

A:	Yes. You may submit an election form/letter of transmittal even if you vote against approval of the merger agreement and the merger.

Q:	May I make an election even if I choose to exercise dissenters’ rights?

Any election form/letter of transmittal submitted in respect of shares held by an August Technology shareholder exercising dissenters’ rights will be of no force and effect. If a dissenting shareholder ceases to be a dissenting shareholder but does not submit a valid election form/letter of transmittal prior to the election deadline, each August Technology share held by that dissenting shareholder will be treated as a share for which the shareholder has indicated no preference as to cash or stock consideration. See “The Merger—Dissenters’ Rights in Connection with the Merger.”

Q:	May I transfer my shares after I have made an election?

A:	No. If you have made an election in respect of your shares, you will be unable to subsequently sell or otherwise transfer your shares unless you properly revoke your election before the election deadline or unless the merger agreement is terminated.

Q:	What if I do not make an election or my election form/letter of transmittal is not received?

A:	If the exchange agent does not receive your election form/letter of transmittal, properly completed, before the election deadline, then any August Technology stock certificates you wish to exchange, properly endorsed for transfer, a book-entry transfer of the shares or a guarantee of delivery as described in the election form/letter of transmittal, then you will not have the opportunity to specify the type of merger consideration you wish to receive. As a result, your August Technology shares may be exchanged for cash consideration, stock consideration or a combination of cash consideration and stock consideration, depending on the amounts of cash and Rudolph common stock elected to be received by August Technology’s other shareholders, all as more completely described in “Summary—The Merger—Merger Consideration” and “The Merger Agreement—Election Procedures—Non-Electing Holders.” Generally, if there is an oversubscription to one form of consideration, shares as to which no election has been made will be allocated to the undersubscribed form of consideration before shares as to which an election for the oversubscribed consideration has been made. You bear the risk of proper delivery of your election form/letter of transmittal and should send any election form/letter of transmittal by courier or deliver by hand to the appropriate address as specified on the election form/letter of transmittal in order to ensure a valid election prior to the election deadline.

If you do not make a valid election with respect to your shares and have not exercised dissenters’ rights, after completion of the merger you will receive written instructions from the exchange agent on how to exchange your August Technology stock certificates for the merger consideration that you are entitled to receive as a non-electing shareholder. If you do not make a valid election and the August Technology shares you hold are in book-entry form, those shares will be automatically converted into the consideration payable to non-electing shareholders and you will not need to take any further action.

Q:	How will August Technology stock options and its Employee Stock Purchase Plan be affected by the merger? (see pages 105 and 115)

A:	The merger agreement contemplates that Rudolph will assume all outstanding options to purchase August Technology common stock under the August Stock Plan. Each option to purchase a share of August Technology common stock outstanding immediately prior to the effective time of the merger under this plan will become an option to purchase, on the same terms, 0.7625 of a share of Rudolph common stock for each share of August Technology common stock for which the option was exercisable, with the option exercise price adjusted accordingly. Further, as a result of provisions contained in the August Stock Plan (prior to its amendment on February 4, 2004), approximately 205,000 outstanding options to purchase August Technology common stock held by affiliates of August Technology will become fully vested and immediately exercisable as a result of the merger. See “The Merger—Interests of August Technology Directors and Executive Officers in the Merger.” Rudolph is proposing that its stockholders adopt the August Stock Plan. See “Approval of the August Technology Corporation 1997 Stock Incentive Plan.”

In addition, prior to the completion of the merger (unless Rudolph instructs August Technology otherwise) August Technology will terminate its 2000 Employee Stock Purchase Plan, or ESPP, all outstanding purchase rights under this plan will be automatically exercised and no further shares of August Technology will be issued pursuant to this plan.

Q:	What are the material United States federal income tax consequences of the merger to me? (see page 107)

A:	The material United States federal income tax consequences to August Technology’s shareholders generally will be as follows:

•	August Technology’s shareholders that receive only Rudolph common stock in the merger (other than cash received in lieu of a fractional share of Rudolph common stock) will not recognize any gain or loss, except for gain or loss resulting from the receipt of cash in lieu of a fractional share of Rudolph common stock;

•	August Technology’s shareholders that receive a combination of cash and Rudolph common stock will recognize gain, but not loss, to the extent of the amount of cash received; and

•	August Technology shareholders that receive solely cash will recognize gain or loss.

No gain or loss will be recognized by August Technology as a result of the merger.

August Technology’s shareholders are urged to read carefully the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” for a discussion of the material federal income tax consequences of the merger.

Tax matters are very complicated, and the tax consequences of the merger to August Technology’s shareholders will depend on the facts of each shareholder’s situation. August Technology’s shareholders are encouraged to consult their own tax advisors regarding the specific tax consequences of the merger to them in light of their particular tax situation.

Q:	Will I be able to trade the Rudolph common stock that I receive in the merger?

A:	Yes. The shares of Rudolph common stock issued in connection with the merger will be listed on the Nasdaq National Market under the symbol “RTEC.” You may sell these shares without restriction unless you are considered an “affiliate” of August Technology at the time of the August Technology shareholder meeting or become an “affiliate” of Rudolph as a result of the merger. Affiliates will need to comply with the restrictions described in the section entitled “The Merger—Restrictions on Sales of Certain Shares of Rudolph Common Stock Received in the Merger.”

Q:	When do Rudolph and August Technology expect to complete the merger?

A:	Rudolph and August Technology are working to complete the merger as quickly as possible. Assuming that Rudolph’s stockholders and August Technology’s shareholders approve the merger at their respective special meetings, it is anticipated that the merger will be completed shortly thereafter. Neither company, however, can predict the exact timing of the completion of the merger because it is subject to certain conditions beyond their control.

Q:	What vote is required by August Technology shareholders to approve the merger? (see page 59)

A:	Under Minnesota law, the merger and the merger agreement must be approved by the affirmative vote of the holders of at least a majority of the voting power of all shares of common stock of August Technology entitled to vote on such matters. As of the record date for the August Technology special meeting, there were shares of August Technology common stock outstanding. Consequently, the affirmative vote of the holders of at least shares of August Technology common stock is required to approve the merger agreement and the merger.

Q:	How does August Technology’s board of directors recommend that I vote on the merger? (see page 84)

A:	August Technology’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and the merger.

Q:	Did August Technology’s board of directors obtain a fairness opinion in connection with its determination to proceed with the merger? (see page 96)

A:

Yes. On June 27, 2005, Needham & Company, LLC, which is referred to in this joint proxy statement/prospectus as Needham & Company, financial advisor to August Technology, delivered to August Technology’s board of directors its written opinion that, as of that date and based upon and subject to the assumptions and other matters described in its opinion, the merger consideration to be received by holders of August Technology common stock pursuant to the merger was fair, from a financial point of view, to these holders. The full text of this opinion is attached to this joint proxy statement/prospectus as Annex E. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Needham & Company’s opinion speaks only as of the date of the opinion, is directed to August Technology’s board of directors and addresses only the fairness, from a financial point of view, to the holders of August Technology common stock of the merger consideration to be received by these holders. August Technology has paid or agreed to pay Needham & Company a nonrefundable fee for rendering its opinion and an additional fee for financial advisory services. A substantial portion of Needham & Company’s fees, consisting of the fee for financial advisory services, is contingent on completion of the merger.

Q:	How do August Technology’s directors intend to vote their shares of August Technology common stock in connection with the merger? (see page 137)

A:	All of the directors of August Technology have entered into voting agreements with Rudolph pursuant to which they have agreed to vote all of their respective shares of August Technology common stock in favor of August Technology’s proposal to approve the merger agreement (including actions contemplated by the merger agreement) and the merger and have executed and delivered to Rudolph proxies to vote their shares in favor of such proposal. For more information, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—The Voting Agreements.”

At the close of business on June 27, 2005, the date of the merger agreement, directors of August Technology and their affiliates directly or indirectly beneficially owned 1,348,908 shares of August Technology common stock (consisting of 1,174,362 shares of August Technology common stock and options to acquire 174,546 shares of August Technology common stock), collectively representing approximately 7.4% of the shares of August Technology common stock outstanding on that date. As of the record date for the August Technology special meeting, directors of August Technology and their affiliates beneficially owned          shares of August Technology common stock (consisting of          shares of August Technology common stock and options to acquire          shares of August Technology common stock), collectively representing approximately         % of the shares of August Technology common stock outstanding on that date.

Q:	Do any of August Technology’s directors and executive officers have any special interests in the merger? (see page 104)

A:	In considering the recommendation of August Technology’s board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger, you should be aware that certain members of August Technology’s board of directors and certain August Technology executive officers have interests in the transactions contemplated by the merger agreement that may be different than, or in addition to, the general interests of August Technology’s shareholders. These interests include:

•	the appointment of two current directors of August Technology as directors of Rudolph upon completion of the merger, the right to appoint one additional director of Rudolph upon completion of the merger and the appointment of certain executive officers of August Technology as executive officers of Rudolph upon completion of the merger;

•	the continued employment of certain executive officers of August Technology upon completion of the merger pursuant to amendments to their current employment agreements entered into in connection with the merger agreement;

•	the potential receipt of severance payments and the acceleration of options held by certain executive officers of August Technology; and

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of August Technology following the merger.

August Technology’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation with respect to the merger agreement and the merger.

Q:	Who will be on the Rudolph board of directors following completion of the merger? (see page 130)

A:	Following completion of the merger, Rudolph’s board of directors will be expanded to 10 members, consisting of seven of Rudolph’s current board members, two of August Technology’s current board members and an additional board member to be selected by August Technology and approved by Rudolph (which approval may not be unreasonably withheld).

It is currently expected that all of Rudolph’s executive officers will remain with Rudolph after the merger. In addition, certain of August Technology’s current executive officers will be offered positions as executive officers of Rudolph. For a complete description of the composition of Rudolph’s board of directors and Rudolph’s executive officers following the merger, see “The Merger Agreement—Rudolph’s Board of Directors and Officers after the Merger.”

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this joint proxy statement/prospectus. You also may want to review the documents referenced in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 174. You should then vote your shares of August Technology common stock in accordance with the instructions in this joint proxy statement/prospectus as soon as possible so that your shares are represented at the August Technology special meeting.

Q:	How do I vote or submit my voting instructions? (see page 60)

A:	If you are the record holder of your shares of August Technology common stock, you may vote in person at the August Technology special meeting or by completing, signing, dating and returning the enclosed proxy card for the special meeting and returning it in the enclosed pre-paid envelope or submitting a proxy over the Internet or by telephone by following the instructions on the proxy card.

If you hold your shares of August Technology common stock through a broker, bank or other nominee in “street name,” you must provide the record holder of your shares with instructions on how to vote these shares. Please refer to the voting instruction card delivered to you by your broker, bank or other nominee for instructions on how to direct the record holder of your shares to vote your shares at the August Technology special meeting. If you hold your shares of August Technology common stock in “street name,” you must obtain a “legal proxy” in order to attend the August Technology special meeting and vote in person. If you wish to do so, please contact the broker, bank or other nominee that holds your shares of August Technology common stock for instructions on how to obtain a “legal proxy” for this purpose.

Q:	What happens if I do not vote or abstain from voting? (see page 61)

A:	If you do not return or submit a proxy or vote at the August Technology special meeting, your shares will not be counted as present for the purpose of determining the presence of a quorum. If you return or submit a proxy and affirmatively elect to abstain from voting with respect to the proposal to approve the merger agreement and the merger, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote “AGAINST” the merger.

Q:	If my shares are held in “street name,” will my broker, bank or other nominee vote my shares for me on the merger proposal? (see page 60)

A:	No. The broker, bank or other nominee that holds your shares of August Technology common stock cannot vote your shares of August Technology common stock at the August Technology special meeting unless you provide it with instructions on how to vote these shares.

Q:	Can I change my vote after I have returned or submitted my proxy or instruction form? (see page 61)

A:	If you are the record holder of your shares of August Technology common stock, you can change your vote at any time before your proxy is voted at the August Technology special meeting by:

•	delivering to August Technology’s corporate secretary, a signed notice of revocation;

•	granting a new, later-dated proxy, which must be signed and delivered to August Technology’s corporate secretary in advance of the vote at the August Technology special meeting; or

•	attending the August Technology special meeting and voting in person; your attendance alone, however, will not revoke your previously granted proxy.

If you hold your shares in “street name” and have provided voting instructions to the broker, bank or other nominee that holds your shares of August Technology common stock for use at the August Technology special meeting, you must follow the instructions of your broker, bank or other nominee in order to change your vote or revoke your proxy for the August Technology special meeting.

Q:	Should I send in my stock certificates now?

A:	No. You should submit your stock certificates concurrently with your election form/letter of transmittal.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials for the August Technology special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of August Technology common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Similarly, if you are a record holder of your shares of August Technology common stock and your shares are registered in more than one name, you will receive more than one proxy card for the special meeting. In addition, if you are a shareholder of August Technology and a stockholder of Rudolph, you will receive one or more separate proxy cards or voting instruction cards with respect to your shares of each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that your shares will be represented at the August Technology special meeting.

Q:	Do I have dissenters’ rights in connection with the merger?

A:	Yes. Under Minnesota law, you will have dissenters’ rights in connection with the merger. For more information, see “The Merger—Dissenters’ Rights in Connection With the Merger.”

Q:	Whom should I call with questions?

A:	If you have any questions about the merger or any other matters described in this joint proxy statement/prospectus, or if you need additional copies of this joint proxy statement/prospectus or a proxy card for the August Technology special meeting, you should contact:

The Proxy Advisory Group of Strategic Stock Surveillance, LLC

331 Madison Avenue, 12th Floor

New York, New York 10017

Tel: (866) 657-8728 or (212) 850-8150

Fax: (212) 850-8161

SUMMARY

The following is a summary of certain information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you and, accordingly, you are encouraged to read this entire joint proxy statement/prospectus carefully. In addition, you are encouraged to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Rudolph and August Technology that has been filed with the SEC. You may obtain this information without charge by following the instructions in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

The Companies

Rudolph Technologies, Inc.

One Rudolph Road

PO Box 1000

Flanders, New Jersey 07836

(973) 691-1300

Rudolph is a worldwide leader in the design, development, manufacture and support of process control metrology systems used in semiconductor device manufacturing. Its thin film measurement proprietary systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to improve yields and reduce overall production costs. Rudolph’s macro-defect inspection proprietary systems detect and classify defects in semiconductor wafers. Rudolph provides its customers with a flexible full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement and macro-defect inspection needs in various applications across the fabrication process. Rudolph’s three primary families of metrology and inspection solutions offer leading-edge metrology technology and are cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

Rudolph common stock is quoted on the Nasdaq National Market under the symbol “RTEC.”

August Technology Corporation

4900 West 78th Street

Bloomington, Minnesota 55435

(952) 820-0080

August Technology is a world-class provider of automated defect detection and product characterization systems for microelectronic device manufacturers. August Technology’s systems provide these manufacturers with information that enables process-enhancing decisions, ultimately lowering manufacturing costs, improving time-to-market and enhancing the performance of their products. August Technology combines its core competencies in machine vision technology, optics, lighting and precision motion control with its proprietary software and extensive microelectronic-specific applications experience to deliver scalable, modular systems that excel at the automated detection of advanced macro defects, which August Technology defines to be defects greater in size than 0.5 micron. August Technology sells its systems to many of the leading microelectronic device manufacturers throughout the world within the markets of semiconductors, advanced packaging applications, optoelectronics MEMS, data storage and other emerging markets.

August Technology has traditionally provided systems to address the automated inspection needs of the early stages of the final manufacturing or back-end of the microelectronic device manufacturing process. These needs were met primarily with August Technology’s NSX Series and 3Di Series of products. In 2003, August Technology introduced the AXi Series for frontside advanced macro detection in the front-end of the wafer manufacturing process and within one year, August Technology added the E20 for wafer edge inspection and the

B20 for wafer backside inspection. When used in combination the AXi/E20/B20 is the industry’s first true all-surface advanced macro inspection solution allowing device manufacturers to inspect the top, edge and bottom of a wafer’s surface. August Technology complements this broad inspection capability with an expanding suite of software tools designed to enhance the speed and effectiveness of the process by which device manufacturers analyze defects and make decisions regarding their manufacturing process to reduce or eliminate such defects. August Technology refers to this process as the “detection-to-decision” process.

August Technology common stock is quoted on the Nasdaq National Market under the symbol “AUGT.”

The Merger Agreement (see page 114)

On June 27, 2005, Rudolph and August Technology entered into a merger agreement (as amended on December 8, 2005) providing for, among other things, the merger of August Technology with and into NS Merger Sub, Inc., a wholly-owned subsidiary of Rudolph. We have attached the merger agreement, as amended, to this joint proxy statement/prospectus as Annex A, and encourage you to carefully read it in its entirety because it is the legal document that governs the merger.

Merger Consideration (see page 114)

Each August Technology shareholder may elect to receive either $10.50 per share in cash or 0.7625 of a share of Rudolph common stock for each share of August Technology common stock that it owns immediately prior to the completion of the merger, subject to the proration and allocation procedures described in the section entitled “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures.” Shares held by August Technology’s shareholders who validly exercise dissenters’ rights will be subject to appraisal in accordance with Minnesota law as described in “The Merger—Dissenters’ Rights in Connection with the Merger.”

The merger agreement requires that the total merger consideration include a minimum of $37.2 million and up to a maximum of $60.0 million of cash, which Rudolph will fund using existing cash and cash equivalents and proceeds from the sale of marketable securities. As a result, Rudolph will issue a minimum of approximately 9.5 million and a maximum of approximately 11.2 million shares of common stock in connection with the merger. In the proration and allocation process, shareholders who make an election will receive priority to have their request to receive cash or Rudolph common stock fulfilled over shareholders who do not make an election.

The merger consideration was structured to offer August Technology shareholders the opportunity to continue to own an equity interest in, and to participate in the anticipated growth of, the combined company, while also offering August Technology’s shareholders desiring to receive cash the opportunity to elect to receive cash in the merger. The merger consideration was calculated so as to provide, based upon the closing price per share of Rudolph common stock as of June 27, 2005, the date the parties entered into the merger agreement, that August Technology’s shareholders would receive $10.50 in value per share of their August Technology common stock as of that date, whether these shareholders elect to receive cash or Rudolph common stock. Rudolph and August Technology agreed that the merger consideration will include a minimum of $37.2 million and up to a maximum of $60.0 million of cash in order to limit the dilution to holders of Rudolph common stock (including existing holders of Rudolph common stock and August Technology shareholders who receive Rudolph common stock in the merger) resulting from the issuance of Rudolph common stock in the merger.

Rudolph will not issue fractional shares of Rudolph common stock in the merger. As a result, each August Technology shareholder will receive cash for any fractional share of Rudolph common stock the shareholder would otherwise be entitled to receive in the merger.

The value of the merger consideration that an August Technology shareholder receives in the merger may vary depending on whether the shareholder receives shares of Rudolph common stock or cash. The value of the cash portion of the merger consideration is fixed at $10.50 for each share of August Technology common stock. The value of the stock portion of the merger consideration is not fixed and will depend upon the value of Rudolph common stock at the completion of the merger and the actual number of shares of Rudolph common stock to be issued as a result of the proration and allocation process. Consequently, because the completion of the merger will occur later than the August Technology special meeting, August Technology shareholders that receive shares of Rudolph common stock in the merger will not know the exact value of the stock at the time they vote at the August Technology special meeting.

The table below sets forth the implied blended value per share of August Technology common stock based on the trading price of Rudolph common stock at the closing of the merger. If the closing price of Rudolph common stock at the closing of the merger is greater than $13.77, then the implied value of the stock consideration would be greater than the cash consideration of $10.50 per share. If the closing price of Rudolph common stock at the closing of the merger is less than $13.77, then the cash consideration of $10.50 per share would be greater than the implied value of the stock consideration. However, actual per share values will depend upon elections made by August Technology shareholders and prorations and allocations made pursuant to the merger agreement. The table below assumes valid elections are made for all shares of August Technology common stock.

Hypothetical Trading Price of Rudolph Common Stock at Closing
	Implied blended value per share of August Technology Common Stock
	$37.2 Million of Cash Elected (1)	$60.0 Million of Cash Elected (2)
$10.00	$8.19	$8.53
$10.25	$8.34	$8.66
$10.50	$8.49	$8.79
$10.75	$8.65	$8.92
$11.00	$8.80	$9.05
$11.25	$8.95	$9.18
$11.50	$9.11	$9.31
$11.75	$9.26	$9.44
$12.00	$9.41	$9.57
$12.25	$9.57	$9.70
$12.50	$9.72	$9.83
$12.75	$9.87	$9.96
$13.00	$10.03	$10.09
$13.25	$10.18	$10.22
$13.50	$10.33	$10.35
$13.75	$10.49	$10.49
$13.77(3)	$10.50	$10.50
$14.00	$10.64	$10.62
$14.25	$10.79	$10.75
$14.50	$10.95	$10.88
$14.75	$11.10	$11.01
$15.00	$11.25	$11.14
$15.25	$11.41	$11.27
$15.50	$11.56	$11.40
$15.75	$11.71	$11.53
$16.00	$11.86	$11.66
$16.25	$12.02	$11.79
$16.50	$12.17	$11.92
$16.75	$12.32	$12.05
$17.00	$12.48	$12.18
$17.25	$12.63	$12.31
$17.50	$12.78	$12.44
$17.75	$12.94	$12.57
$18.00	$13.09	$12.70

(1)	This column represents the implied blended value per share of August Technology common stock if $37.2 million in cash, which is the minimum amount of cash that will be paid in the merger, is paid to August Technology shareholders, with the balance of the merger consideration paid in the form of Rudolph common stock. The amounts in this column represent $2.06 in cash (that is, $37.2 million divided by 18,045,852 shares of August Technology common stock outstanding as of June 21, 2005) plus 0.6128 shares of Rudolph common stock (that is, 11,058,534 shares of Rudolph common stock, which is the maximum number of shares of Rudolph common stock that will be issued in the merger, divided by 18,045,852 shares of August Technology common stock outstanding as of June 21, 2005).
(2)	This column represents the implied blended value per share of August Technology common stock if $60.0 million in cash, which is the maximum amount of cash that will be paid in the merger, is paid to August Technology shareholders, with the balance of the merger consideration paid in the form of Rudolph common stock. The amounts in this column represent $3.32 in cash (that is, $60.0 million divided by 18,045,852 shares of August Technology common stock outstanding as of June 21, 2005) plus 0.5211 shares of Rudolph common stock (that is, 9,402,819 shares of Rudolph common stock, which is the minimum number of shares of Rudolph common stock that will be issued in the merger, divided by 18,045,852 shares of August Technology common stock outstanding as of June 21, 2005) .
(3)	Closing price per share of Rudolph common stock on June 27, 2005, the date of the merger agreement.

Because the merger consideration is subject to proration and allocation as discussed below, the table above is for illustrative purposes only and does not set forth the actual consideration that will be received by August Technology’s shareholders. The effect of proration and allocation on the merger consideration to be received by August Technology’s shareholders is described in more detail in “—Proration and Allocation” and in “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures.”

August Technology’s shareholders are urged to check the trading price of Rudolph common stock prior to electing whether to receive cash or stock in the merger. The merger agreement does not provide August Technology with a price-based termination right or other protection for August Technology or its shareholders against a decline in the market price of Rudolph common stock.

Proration and Allocation

The merger has been structured, and adjustments to the elections of August Technology shareholders will be made by the exchange agent, so that in the aggregate:

•	the total number of shares of August Technology common stock which may be exchanged for the per share cash amount in the merger, which is sometimes referred to in this joint proxy statement/prospectus as the cash election cap, will be equal to 5,714,286, minus the number of shares with respect to which August Technology’s shareholders exercise dissenters’ rights; and

•	the total number of shares of August Technology common stock which may be exchanged for the per share stock amount in the merger, which is sometimes referred to in this joint proxy statement/prospectus as the stock election cap, will be equal to:

•	the total number of shares of August Technology common stock outstanding immediately prior to the completion of the merger; minus

•	the total number of shares of August Technology common stock owned by Rudolph and cancelled pursuant to the merger agreement; minus

•	3,542,857.

The cash elections and stock elections to be made by August Technology’s shareholders are subject to proration to preserve this fixed number of shares of Rudolph common stock to be issued and cash to be paid in the merger. Consequently, even if an August Technology shareholder elects to receive all cash or all shares of Rudolph common stock in the merger, that shareholder may receive a mix of Rudolph common stock and cash.

If the aggregate number of shares held by August Technology shareholders electing to receive Rudolph common stock exceeds the stock election cap, then the exchange agent will allocate, pro rata among the August Technology shareholders electing to receive stock, a sufficient amount of cash consideration instead of stock consideration, so that the aggregate number of shares of August Technology common stock to be converted into shares of Rudolph common stock in the merger equals the stock election cap.

If the aggregate number of shares held by August Technology shareholders who are deemed to have elected to receive cash exceeds the cash election cap, then the exchange agent will allocate, pro rata among the August Technology shareholders who have elected to receive cash, a sufficient amount of stock consideration instead of cash consideration, so that the aggregate amount of cash to be distributed by Rudolph to holders of August Technology common stock will be equal to the cash election cap.

The table below illustrates some, but not all, potential outcomes and sets forth the amount of stock consideration and/or cash consideration that an August Technology shareholder could receive, depending on the percentage of August Technology shareholders that elect to receive shares of Rudolph common stock in the merger. The calculations in the table below are based on 18,045,852 shares of August Technology common stock outstanding as of June 21, 2005, and assume that valid elections have been made in respect of all of these shares.

Percentage of August Technology Shares for Which There is an Election to Receive Rudolph Common Stock	Percentage of August Technology Shares for Which There is an Election to Receive $10.50 in Cash	Aggregate Consideration to be Received for Each Share of August Technology Common Stock by August Technology Shareholders Electing to Receive Rudolph Common Stock	Aggregate Consideration to be Received for Each Share of August Technology Common Stock by August Technology Shareholders Electing to Receive $10.50 in Cash
100%	0%	$2.06 in cash + 0.6128 shares of Rudolph common stock	N/A

90%	10%	$1.12 in cash + 0.6809 shares of Rudolph common stock	$10.50 in cash

80.4%(1)	19.6%	0.7625 shares of Rudolph common stock	$10.50 in cash

80%	20%	0.7625 shares of Rudolph common stock	$10.50 in cash

70%	30%	0.7625 shares of Rudolph common stock	$10.50 in cash

68.3%(2)	31.7%	0.7625 shares of Rudolph common stock	$10.50 in cash

60%	40%	0.7625 shares of Rudolph common stock	$8.31 in cash + 0.1589 shares of Rudolph common stock

50%	50%	0.7625 shares of Rudolph common stock	$6.65 in cash + 0.2796 shares of Rudolph common stock

40%	60%	0.7625 shares of Rudolph common stock	$5.54 in cash + 0.3601 shares of Rudolph common stock

30%	70%	0.7625 shares of Rudolph common stock	$4.75 in cash + 0.4176 shares of Rudolph common stock

20%	80%	0.7625 shares of Rudolph common stock	$4.16 in cash + 0.4607 shares of Rudolph common stock

10%	90%	0.7625 shares of Rudolph common stock	$3.69 in cash + 0.4942 shares of Rudolph common stock

0%	100%	N/A	$3.32 in cash + 0.5211 shares of Rudolph common stock

(1)	Represents percentage of shares of August Technology common stock receiving shares of Rudolph common stock, if the minimum amount of cash (i.e., $37.2 million) is paid in the merger.
(2)	Represents percentage of shares of August Technology common stock receiving shares of Rudolph common stock, if the maximum amount of cash (i.e., $60.0 million) is paid in the merger.

As a result of this proration feature, in many cases, the form of merger consideration actually received by an August Technology shareholder will differ from the form of consideration that the August Technology shareholder elects to receive.

For a full description of the proration and allocation terms and procedures set forth in the merger agreement, see “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures” on page 116.

Treatment of August Technology Stock Options and ESPP (see page 115)

At the completion of the merger, each outstanding option to purchase August Technology common stock will be assumed by Rudolph and converted into an option to acquire Rudolph common stock.

Prior to the completion of the merger, August Technology will terminate its employee stock purchase plan and all outstanding purchase rights will be automatically exercised unless Rudolph instructs August Technology otherwise, and no further shares of August Technology will be issued pursuant to this plan.

Non-Solicitation Restrictions (see page 127)

The merger agreement contains detailed provisions that prohibit Rudolph and August Technology and their respective subsidiaries, as well as their respective officers, directors and representatives, from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to certain types of alternative acquisition proposals. The merger agreement does not, however, prohibit either party or its board of directors from considering and recommending to the party’s stockholders or shareholders, as the case may be, an unsolicited alternative acquisition proposal from a third party if specified conditions are met.

Conditions to Completion of the Merger (see page 132)

Under the terms of the merger agreement, Rudolph and August Technology are not required to complete the merger until the conditions described in “The Merger Agreement—Conditions to Obligations to Complete the Merger” have been satisfied.

Other than a condition related to the receipt of certain tax opinions by Rudolph and August Technology, either company may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger, even though one or more of these conditions has not been met. Neither Rudolph nor August Technology can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Termination Rights and Fees (see page 134)

Either Rudolph or August Technology may terminate the merger agreement under the circumstances described in “The Merger Agreement—Termination; Termination Fees and Expenses.”

If the merger agreement is terminated, then under certain circumstances specified in the merger agreement, Rudolph or August Technology may be required to pay the other party a termination fee equal to $7.74 million, plus expenses (in an amount not to exceed $2.5 million).

Regulatory Matters Relating to the Merger (see page 110)

The merger is subject to review by the Antitrust Division of the Department of Justice, or DOJ, and the Federal Trade Commission, or FTC, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act. Under the HSR Act, Rudolph and August Technology were required to make premerger notification filings with the DOJ and FTC and await the expiration or early termination of the statutory waiting period prior to completing the merger. Rudolph and August Technology made these requisite filings and early termination of the HSR waiting period was granted, effective July 13, 2005.

The expiration or termination of all necessary antitrust waiting periods and receipt of all necessary antitrust clearances, consents and approvals is also a condition to the completion of the merger. As noted above, early termination under the HSR Act has already been granted and Rudolph and August Technology have determined that there are no additional antitrust or competition law filings required to be made prior to the completion of the merger. Post-merger notification is likely required under the competition laws of one or more foreign jurisdictions, but this requirement will not affect the timing of the merger and is not a condition to the completion of the merger.

In addition, at any time before or after the completion of the merger, either the DOJ, the FTC or other United States or foreign governmental authorities could challenge or seek to block the merger under applicable antitrust laws, or to conditionally approve the merger subject to divestiture of substantial assets by Rudolph or August Technology. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws of that jurisdiction challenging or seeking to enjoin the merger, before or after it is completed. Rudolph and August Technology cannot assure you that a challenge to the merger will not be made, or that if a challenge is made, that Rudolph and August Technology will prevail.

Vote Required

Rudolph. The affirmative vote of the holders of at least a majority of the outstanding shares of Rudolph common stock present, in person or by proxy, at the special meeting, is required to approve the issuance of shares of Rudolph common stock in connection with the merger.

August Technology. The approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, requires the affirmative vote of the holders of at least a majority of the voting power of all shares of common stock of August Technology entitled to vote on such matters.

Interests of August Technology’s Directors and Executive Officers in the Merger

In considering the recommendation of August Technology’s board of directors with respect to the merger agreement and the merger, you should be aware that certain members of August Technology’s board of directors and certain August Technology executive officers have interests in the transactions contemplated by the merger agreement that may be different than, or in addition to, the general interests of August Technology’s shareholders. These interests include:

•	the appointment of two current directors of August Technology as directors of Rudolph upon completion of the merger, and the appointment of certain executive officers of August Technology as executive officers of Rudolph upon completion of the merger;

•	the continued employment of certain executive officers of August Technology upon completion of the merger pursuant to amendments to their current employment agreements entered into in connection with the merger agreement;

•	the potential receipt of severance payments and the acceleration of options held by certain executive officers of August Technology; and

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of August Technology following the merger.

August Technology’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Management of Rudolph After the Merger

Following the effective time of the merger, Rudolph’s board of directors will be expanded to 10 members, consisting of seven of Rudolph’s current board members, two of August Technology’s current board members and an additional board member to be selected by August Technology and approved by Rudolph (which approval may not be unreasonably withheld).

It is currently expected that all of Rudolph’s executive officers will remain with Rudolph after the merger. In addition, certain of August Technology’s current executive officers will be offered positions as executive officers of Rudolph. For a complete description of the composition of Rudolph’s board of directors and Rudolph’s executive officers following the merger, see “The Merger Agreement—Rudolph’s Board of Directors and Officers after the Merger.”

Listing of Rudolph Common Stock and Delisting of August Technology Common Stock Following the Merger

Application will be made to have the shares of Rudolph common stock issued in the merger approved for listing on the Nasdaq National Market, where Rudolph’s common stock is currently traded under the symbol

“RTEC.” If the merger is completed, August Technology’s common stock will no longer be listed on the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and August Technology will no longer file periodic reports with the SEC.

Appraisal/Dissenters’ Rights

Rudolph. Under Delaware law, holders of Rudolph common stock are not entitled to appraisal rights in connection with the issuance of Rudolph common stock in the merger.

August Technology. Under Minnesota law, holders of August Technology common stock are entitled to exercise dissenters’ rights in connection with the merger. For more information, see “The August Technology Special Meeting—Dissenters’ Rights.” In addition, the relevant sections of the Minnesota Business Corporation Act, or MBCA, governing the dissenters’ rights process are reprinted in their entirety and attached to this document as Annex F.

Material Differences in Rights of August Technology’s Shareholders and Rudolph’s Stockholders

August Technology’s shareholders receiving merger consideration in the form of shares of Rudolph common stock will have different rights once they become Rudolph stockholders due to differences between the governing documents of Rudolph and August Technology. These differences are described in detail under “Comparison of Rights of Holders and Corporate Governance Matters.”

Material United States Federal Income Tax Consequences of the Merger

The material United States federal income tax consequences to August Technology’s shareholders generally will be as follows:

•	August Technology’s shareholders that receive only Rudolph common stock in the merger (other than cash received in lieu of a fractional share of Rudolph common stock) will not recognize any gain or loss, except for any gain or loss resulting from the receipt of cash in lieu of a fractional share of Rudolph common stock;

•	August Technology’s shareholders that receive a combination of cash and Rudolph common stock will recognize gain, but not loss, to the extent of the amount of cash received; and

•	August Technology’s shareholders that receive solely cash will recognize gain or loss.

No gain or loss will be recognized by August Technology, Rudolph or Rudolph’s stockholders as a result of the merger.

Tax matters are very complicated, and the tax consequences of the merger to August Technology’s shareholders will depend on the facts of each shareholder’s situation. August Technology’s shareholders are encouraged to read carefully the discussion in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” on page 107 and to consult their own tax advisors for a full understanding of the tax consequences of the merger.

Accounting Treatment of the Merger

Rudolph will account for the merger using the purchase method of accounting. For more information, see “The Merger—Accounting Treatment of the Merger.”

Risks

In evaluating the merger, the merger agreement and/or the issuance of shares of Rudolph common stock in connection with the merger, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 33.

Litigation Related to the Merger

On July 18, 2005, a purported shareholder class action asserting derivative claims was filed in Minnesota state court against August Technology and the individual members of August Technology’s board of directors. The plaintiff alleges that August Technology’s directors breached their fiduciary duties to August Technology’s shareholders in connection with their approval of August Technology’s merger agreement with Nanometrics Incorporated, which is referred to in this joint proxy statement/prospectus as Nanometrics, and the subsequent termination of that merger agreement and execution of a merger agreement with Rudolph. The plaintiff is seeking various forms of injunctive relief, including an order enjoining August Technology and its directors from consummating the merger with Rudolph.

On August 1, 2005, a second purported shareholder class action asserting derivative claims was filed in Minnesota state court against August Technology and the individual members of August Technology’s board of directors. This lawsuit also claims the directors have breached their fiduciary duties to August Technology’s shareholders in connection with their actions in approving the merger agreement with Nanometrics and subsequently terminating that merger agreement and entering into a new merger agreement with Rudolph. The plaintiff in this lawsuit likewise seeks various forms of injunctive relief, including an order enjoining August Technology and its directors from consummating the merger.

August Technology believes that both of these lawsuits are without merit and plans to vigorously defend against the claims. For more information on these lawsuits, see “The Merger—Litigation Related to the Merger.”

Share Ownership of Directors and Executive Officers

At the close of business on the record date for Rudolph’s special meeting of stockholders, directors and executive officers of Rudolph and their affiliates beneficially owned and were entitled to vote approximately             shares of Rudolph common stock, collectively representing approximately       % of the shares of Rudolph common stock outstanding on that date.

At the close of business on the record date for August Technology’s special meeting of stockholders, directors and executive officers of August Technology and their affiliates beneficially owned and were entitled to vote approximately              shares of August Technology common stock, collectively representing approximately       % of the shares of August Technology common stock outstanding on that date.

Adoption of the August Stock Plan (see page 166)

In connection with the merger, Rudolph has agreed to assume all outstanding options granted under the August Stock Plan and to assume the August Stock Plan. In accordance with the requirements of Nasdaq, Rudolph is able to continue making grants to August Technology employees under the August Stock Plan following the completion of the merger, without obtaining stockholder approval. However, in order for Rudolph to make grants of incentive stock options (within the meaning of Section 422 of the Code), or to make grants to Rudolph’s employees under the August Stock Plan following completion of the merger, then the approval of the August Stock Plan by Rudolph’s stockholders is required. In order to provide Rudolph with the greatest flexibility in making option grants to its employees, including employees of August Technology following the completion of the merger, Rudolph’s board of directors is requesting that the Rudolph stockholders approve the August Stock Plan.

The August Stock Plan is included as Annex G to this joint proxy statement/prospectus. We encourage you to read the stock option plan in its entirety. See “Approval of the August Technology Corporation 1997 Stock Incentive Plan.”

Rudolph’s stockholders are voting on each proposal separately. Accordingly, a Rudolph stockholder’s vote on the proposal to issue shares of Rudolph common stock in connection with the merger has no bearing on the proposal to adopt the August Stock Plan, or any other matter that may come before Rudolph’s special meeting.

Recommendation of the Boards of Directors (see pages 84 and 87)

Rudolph

Rudolph’s board of directors believes that the merger is fair to, and in the best interests of, Rudolph and its stockholders and has declared the merger to be advisable to its stockholders, and unanimously recommends that its stockholders vote “FOR” approval of:

•	the issuance of shares of Rudolph common stock to August Technology’s shareholders in connection with the merger;

•	adoption of the August Stock Plan; and

•	the adjournment of the special meeting, if necessary and if a quorum is present, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve the foregoing proposals.

August Technology

August Technology’s board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of August Technology and its shareholders and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and unanimously recommends that August Technology’s shareholders vote “FOR”:

•	approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger; and

•	the adjournment of the special meeting, if necessary and if a quorum is present, to permit further solicitation of proxies to approve the foregoing proposal.

Voting Rights (see pages 56 and 59)

Rudolph

You can vote at the Rudolph special meeting of stockholders if you owned Rudolph common stock at the close of business on January     , 2006. On that date, there were              shares of Rudolph common stock outstanding and entitled to vote at Rudolph’s special meeting of stockholders. You can cast one vote for each share of Rudolph common stock that you owned on that date.

August Technology

You can vote at the August Technology special meeting of shareholders if you owned August Technology common stock at the close of business on January     , 2006. On that date, there were              shares of August Technology common stock outstanding and entitled to vote at August Technology’s special meeting of shareholders. You can cast one vote for each share of August Technology common stock that you owned on that date.

Summary Selected Historical Financial Data

Rudolph

Rudolph has derived the following historical information from its audited consolidated financial statements as of December 31, 2004, 2003, 2002, 2001 and 2000 and for each of the years then ended and its unaudited consolidated financial statements as of September 30, 2005 and for each of the nine-month periods ended September 30, 2005 and 2004. This information is only a summary and should be read in conjunction with Rudolph’s consolidated financial statements and accompanying notes and management’s discussion and analysis of results of operations and financial condition contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data for the nine months ended September 30, 2005 and 2004 have been derived from Rudolph’s unaudited consolidated financial statements which, in Rudolph’s opinion, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition, results of operations and cash flows for these periods. Historical results of operations may not be indicative of results to be expected for any future period.

	Nine Months Ended		Year Ended December 31,
	September 30, 2005	September 30, 2004	2004	2003	2002(1)	2001	2000
Statement of Income (Loss) Data:	(In thousands, except per share amounts)
Revenues	$64,643	$61,170	$84,248	$58,500	$57,445	$79,398	$88,107
Cost of revenues	34,233	32,268	44,595	33,214	33,576	39,798	41,854

Gross profit	30,410	28,902	39,653	25,286	23,869	39,600	46,253

Operating expenses:
Research and development	9,446	12,229	15,847	13,390	11,828	11,625	9,022
In-process research and development	—	—	—	—	3,500	—	—
Selling, general and administrative	14,870	10,828	15,222	10,561	11,025	12,171	14,463
Amortization (2)	657	657	876	877	412	339	339

Total operating expenses	24,973	23,714	31,945	24,828	26,765	24,135	23,824

Operating income (loss)	5,437	5,188	7,708	458	(2,896)	15,465	22,429
Interest income and other, net	1,049	1,523	1,899	1,610	2,050	2,774	2,174

Income (loss) before provision (benefit) for income taxes and cumulative effect of a change in accounting principle	6,486	6,711	9,607	2,068	(846)	18,239	24,603
Provision (benefit) for income taxes	1,715	2,047	2,855	298	585	6,499	(431)

Income (loss) before cumulative effect of a change in accounting principle	4,771	4,664	6,752	1,770	(1,431)	11,740	25,034
Cumulative effect of a change in accounting principle (net of tax of $924) (3)	—	—	—	—	—	—	1,458

Net income (loss)	$4,771	$4,664	$6,752	$1,770	$(1,431)	$11,740	$23,576

Net income (loss) per share:
Basic:
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.28	$0.28	$0.40	$0.11	$(0.09)	$0.74	$1.69
Cumulative effect of a change in accounting principle (3)	—	—	—	—	—	—	(0.09)

Net income (loss)	$0.28	$0.28	$0.40	$0.11	$(0.09)	$0.74	$1.60

Diluted:
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$0.28	$0.28	$0.40	$0.11	$(0.09)	$0.71	$1.58
Cumulative effect of a change in accounting principle (3)	—	—	—	—	—	—	(0.09)

Net income (loss)	$0.28	$0.28	$0.40	$0.11	$(0.09)	$0.71	$1.49

Weighted average common shares:
Basic	16,887	16,730	16,746	16,409	16,215	15,900	14,773

Diluted	16,935	16,925	16,914	16,723	16,215	16,531	15,805

	As of September 30, 2005	As of December 31,
		2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$39,058	$12,627	$28,220	$42,047	$94,642	$29,736
Marketable securities	46,953	64,120	52,342	31,223	—	—
Working capital	125,302	120,115	111,251	106,051	128,647	70,122
Total assets	180,930	171,280	160,371	161,963	147,798	98,554
Retained earnings (accumulated deficit)	19,985	15,214	8,462	6,692	8,123	(3,617)
Total stockholders' equity	163,483	156,775	148,537	144,081	142,150	83,508

(1)	Statement of income (loss) data for 2002 reflects results of operations of ISOA, Inc. since September 25, 2002.
(2)	Effective January 1, 2002, Rudolph adopted the provisions prescribed by the Financial Accounting Standards Board in Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. Consequently, Rudolph ceased amortizing goodwill as of such date. Amortization expense relating to goodwill is immaterial in periods prior to 2002.
(3)	Effective January 1, 2000, Rudolph changed its method of accounting for revenue recognition based on guidance provided in SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

August Technology

August Technology has derived the following historical information from its audited consolidated financial statements as of December 31, 2004, 2003, 2002, 2001 and 2000 and for each of the years then ended and its unaudited consolidated financial statements as of September 30, 2005 and for each of the nine-month periods ended September 30, 2005 and 2004. This information is only a summary and should be read in conjunction with August Technology’s consolidated financial statements and accompanying notes and management’s discussion and analysis of results of operations and financial condition contained in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, each of which is incorporated by reference into this joint proxy statement/prospectus.

August Technology restated its consolidated financial statements for the fiscal years 2004, 2003 and 2002 and for the first two quarters of 2005.

The restatement of the 2004 and first half of 2005 consolidated financial statements was made as a result of a correction of August Technology’s application of revenue recognition principles, as contained in the Financial Accounting Standard Board’s Emerging Issues Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21. In 2004 and the first half of 2005, August Technology sold certain systems to a customer for an aggregate amount of approximately $12.2 million ($6.7 million in 2004 and $5.5 million in 2005) and recognized the revenue for these sales. The cost of revenues related to these sales was $2.7 million in 2004 and $2.7 million in 2005. During the same time periods, August Technology accepted orders from the same customer for enhancement packages to the same systems but had not yet delivered the enhancement packages. In connection with preparing its results for the quarter ended September 30, 2005, August Technology determined that recognition of the $12.2 million of revenue from the systems should have been deferred until the delivery of the enhancement packages, according to EITF 00-21. The customer cancelled its orders for the enhancement packages on September 27, 2005, which allowed August Technology to recognize the entire $12.2 million of deferred revenue in the quarter ended September 30, 2005.

The restatement of the 2002 and 2003 consolidated financial statements was made as a result of a correction of August Technology’s application of Statement of Position 97-2, “Software Revenue Recognition.” In the fourth quarter of 2002, August Technology began deferring certain software revenue and recognizing it over a twelve-month period, which represented August Technology’s obligation to provide warranty and support. This software revenue should have been recognized upon delivery or customer acceptance. The correction of this error decreased revenue by $0.3 million for 2005 and increased revenue by $0.9 million, $0.5 million and $0.2 million for 2004, 2003 and 2002, respectively. The correction of this error had no impact on costs of revenues.

In the second quarter of 2005, August Technology recognized $0.6 million in revenue and incurred $0.2 million in cost of revenue related to the sale of a certain inspection system. It was determined that this revenue should have been deferred until such time that all elements are delivered and accepted and fair value has been established for the newly introduced software component.

In addition, certain adjustments were recorded in 2004 to correct other miscellaneous items identified in prior external audits or quarterly reviews, none of which were individually significant.

For further discussion of the restatements, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 9A. “Controls and Procedures” and Note 2 of the consolidated financial statements included in August Technology’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed on November 10, 2005, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

The selected financial data for the nine months ended September 30, 2005 and 2004 have been derived from August Technology’s unaudited consolidated financial statements which, in August Technology’s opinion, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition, results of operations and cash flows for these periods. Historical results of operations may not be indicative of results to be expected for any future period.

	Nine Months Ended		Year Ended December 31,
	September 30, 2005	September 30, 2004 (restated)	2004 (restated)	2003 (restated)	2002 (restated)	2001	2000
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$65,407	$45,970	$62,667	$40,800	$25,249	$29,784	$31,666
Cost of revenues	28,951	21,593	29,261	18,290	11,068	12,039	12,594

Gross profit	36,456	24,377	33,406	22,510	14,181	17,745	19,072

Selling, general and administrative expenses	19,842	16,781	22,751	14,359	13,013	12,379	10,426
Research and development expenses	10,594	10,052	13,561	10,430	9,847	7,940	6,945

Total operating expenses	30,436	26,833	36,312	24,789	22,860	20,319	17,371

Income (loss) from operations	6,020	(2,456)	(2,906)	(2,279)	(8,679)	(2,574)	1,701
Interest income	940	594	847	407	624	1,427	978
Merger expenses(1)	(13,959)	—	—	—	—	—	—
Other income (expense)	—	46	73	—	—	(17)	—

Income (loss) before provision (benefit) for income taxes(1)	(6,999)	(1,816)	(1,986)	(1,872)	(8,055)	(1,164)	2,679
Provision (benefit) for income taxes	262	160	292	—	687	(813)	807

Net income (loss)	$(7,261)	$(1,976)	$(2,278)	$(1,872)	$(8,742)	$(351)	$1,872

Net income (loss) per share:
Basic	$(0.40)	$(0.11)	$(0.13)	$(0.13)	$(0.67)	$(0.03)	$0.17

Diluted	$(0.40)	$(0.11)	$(0.13)	$(0.13)	$(0.67)	$(0.03)	$0.16

Weighted average common shares:
Basic	18,011	17,735	17,755	14,381	13,033	12,723	11,049
Diluted	18,011	17,735	17,755	14,381	13,033	12,723	11,770

	As of September 30, 2005	As of December 31,
		2004 (restated)	2003 (restated)	2002 (restated)	2001	2000
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable debt securities	$39,485	$50,422	$63,850	$18,777	$25,857	$29,193
Working capital	54,642	52,566	63,488	29,567	37,171	36,872
Total assets	91,330	98,422	88,947	39,510	47,155	47,897
Retained earnings (accumulated deficit)	(18,449)	(11,188)	(8,910)	(7,038)	1,704	2,055
Shareholders’ equity	74,336	79,069	79,146	35,058	42,523	41,685

(1)	Includes $14.0 million of merger-related charges for the nine months ended September 30, 2005, including $10.9 million of termination fees related to an aborted transaction.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information for the year ended December 31, 2004 and for the nine months ended September 30, 2005 gives effect to Rudolph’s business combination with August Technology as if it had occurred on January 1, 2004. The selected unaudited pro forma condensed combined financial information as of September 30, 2005 gives effect to the merger as if it had occurred on September 30, 2005. The pro forma adjustments are based upon available information and assumptions that Rudolph’s management believes are reasonable. The unaudited selected pro forma condensed combined financial information is presented for illustrative purposes only. Rudolph and August Technology may have performed differently had they been combined during the periods and on the dates presented. Rudolph’s stockholders and August Technology’s shareholders should not rely on this information as being indicative of the historical results that would have been achieved had the companies been combined during the periods and on the dates presented or the future results that Rudolph will achieve after the merger.

The pro forma adjustments are based upon certain assumptions and preliminary available information that Rudolph believes are reasonable under the circumstances. These adjustments are not intended to represent or to be indicative of the consolidated results of operations or financial condition of Rudolph that would have been reported had the merger been completed during the periods and on the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Rudolph. A final determination of fair values relating to the merger, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair value of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible and identifiable intangible assets of August Technology that exist as of the date the merger is completed. Further, this final valuation may change the allocations of the purchase price, which could affect the fair value assigned to August Technology’s assets and liabilities and, in turn, result in a change to the unaudited pro forma condensed combined financial information. The pro forma adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial information found elsewhere in this joint proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information (i) has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included in the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and (ii) should be read in conjunction with the consolidated financial statements of Rudolph and August Technology and other information filed by Rudolph and August Technology with the SEC and incorporated by reference into this joint proxy statement/prospectus.

	Nine Months Ended September 30, 2005	For the Year Ended December 31, 2004
	(in thousands, except per share amounts)
Pro Forma Combined Statement of Operations Data:
Net revenues	$130,050	$147,433
Income from operations	$9,563	$1,025
Net income	$7,833	$799
Net income per share:
Basic	$0.28	$0.03
Diluted	$0.28	$0.03

	As of September 30, 2005
	(in thousands)
Balance Sheet Data:
Working capital	$144,821
Total assets	$354,322
Total debt, including current portion	—
Stockholders’ equity	$308,925

Comparative Per Share Information

The following tables set forth historical per share information of Rudolph and August Technology and unaudited pro forma condensed combined per share information after giving effect to the merger under the purchase method of accounting. Because the merger consideration is subject to proration and allocation pursuant to the merger agreement, the actual consideration will depend upon elections made by August Technology’s shareholders. The unaudited pro forma condensed combined per share information is not necessarily indicative of Rudolph’s financial position had the merger occurred on September 30, 2005, or the operating results that would have been achieved had the merger been completed on January 1, 2004, and should not be construed as representative of future financial position or operating results. This unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included in the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The historical per share information is derived from the audited financial statements of Rudolph and August Technology as of and for the year ended December 31, 2004, and from the unaudited financial statements of Rudolph and August Technology as of and for the nine months ended September 30, 2005.

	Historical Rudolph	Historical August Technology (restated)	Pro Forma Combined (1)(3)	Pro Forma Equivalent of One August Technology Share (2)(4)
	(shares in thousands)
Net income (loss) per share:
Year ended December 31, 2004
Basic	$0.40	$(0.13)	$0.03	$0.02
Diluted	$0.40	$(0.13)	$0.03	$0.02
Net income (loss) per share:
Nine months ended September 30, 2005
Basic	$0.28	$(0.40)	$0.28	$0.17
Diluted	$0.28	$(0.40)	$0.28	$0.17
Cash dividends declared per share	$—	$—	$—	$—
Weighted average shares used to compute net income (loss) per share:
Year ended December 31, 2004
Basic	16,746	17,755	27,955
Diluted	16,914	17,755	28,148

Nine months ended September 30, 2005
Basic	16,887	18,011	28,096
Diluted	16,935	18,011	28,169
Book value per share:
September 30, 2005	$9.66	$4.06	$10.98	$6.73
September 30, 2005 shares outstanding used in computing book value per share:	16,926	18,292	28,135

(1)	Includes the effect of the merger on the basis as described in the notes to the unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus.
(2)	Assumes the minimum amount of cash (i.e. $37.2 million) is paid and the maximum number of shares (i.e. 11.2 million shares) of Rudolph common stock are issued in the merger. Accordingly, the pro forma equivalent of one August Technology share amounts were calculated by applying an exchange ratio of 0.6128 to the pro forma combined amounts.
(3)	Assuming the maximum distribution of $60.0 million of cash and the minimum of 9.5 million shares of Rudolph common stock, the pro forma combined basic and diluted net income per share would be $0.01 and $0.01, respectively, for the year ended December 31, 2004, and $0.27 and $0.27, respectively, for the nine months ended September 30, 2005. The book value per share would be $10.82 as of September 30, 2005.
(4)	Assuming the distribution described in Note (3) above, the pro forma equivalent of one August Technology share amounts would be calculated by applying an exchange ratio of 0.5211 to the pro forma combined amounts. Accordingly, basic and diluted net income per share would be $0.01 and $0.01, respectively, for the year ended December 31, 2004, and $0.14 and $0.14, respectively, for the nine months ended September 30, 2005. The book value per share equivalent would be $5.64 as of September 30, 2005.

This information is only a summary and should be read in conjunction with the financial statements and accompanying notes of Rudolph and August Technology contained in the annual reports and other information that each has filed with the SEC and incorporated by reference into this joint proxy statement/prospectus and with the unaudited pro forma condensed combined financial information and the accompanying notes contained in the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Comparative Per Share Market Price Data

Rudolph common stock is quoted on the Nasdaq National Market and traded under the symbol “RTEC.” August Technology common stock is quoted on the Nasdaq National Market and traded under the symbol “AUGT.” The table below sets forth, for the periods indicated, the high and low sale prices per share of Rudolph common stock and August Technology common stock. For current price information with respect to Rudolph common stock and August Technology common stock, you are encouraged to consult publicly-available sources. No assurance can be given as to future prices, or markets for shares, of Rudolph common stock or August Technology common stock.

	Shares of Rudolph Common Stock		Shares of August Technology Common Stock
	High	Low	High	Low
2005
First Quarter	$19.19	$14.65	$12.40	$7.19
Second Quarter	15.63	12.09	12.29	10.42
Third Quarter	16.45	13.13	12.89	10.46
Fourth Quarter (10/1/2005 – 12/27/2005)	13.99	11.61	11.29	9.70
2004
First Quarter	$30.25	$16.72	$23.97	$12.02
Second Quarter	21.24	15.86	17.49	11.25
Third Quarter	18.10	13.02	12.66	6.76
Fourth Quarter	18.50	13.62	10.96	6.05
2003
First Quarter	$21.71	$11.83	$5.59	$2.07
Second Quarter	17.69	11.10	6.48	3.41
Third Quarter	24.12	14.87	15.05	6.05
Fourth Quarter	28.54	19.18	21.34	13.75
2002
First Quarter	$46.85	$31.85	$14.95	$8.05
Second Quarter	43.13	20.41	16.72	9.05
Third Quarter	26.00	9.32	9.77	3.45
Fourth Quarter	21.41	9.38	7.51	3.75

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus contain or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Both Rudolph and August Technology have based these forward-looking statements on their current expectations about future events. Statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” the negative of these words or other words or expressions of similar meaning, may identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. These forward-looking statements, including, without limitation, those relating to the merger, future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results, in each case relating to Rudolph and/or August Technology, respectively, wherever they occur in this joint proxy statement/prospectus or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective management of Rudolph and August Technology and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus and in documents incorporated by reference into this joint proxy statement/prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in any forward-looking statements include, without limitation:

•	the ability to satisfy the conditions to the obligations of Rudolph and August Technology to complete the merger, including obtaining the required approvals of shareholders or stockholders, as the case may be, or of other third parties, to complete the merger in a timely manner;

•	the ability to timely and cost-effectively integrate the operations of Rudolph and August Technology;

•	the ability to realize the synergies and other perceived advantages resulting from the merger;

•	the ability to retain key personnel both before and after the merger;

•	the cyclicality of the semiconductor industry;

•	the extent and timing of market acceptance of new products;

•	the ability to procure, maintain, enforce and defend patents and other proprietary rights;

•	the effects of local, national and global economic, credit and capital market conditions on the economy in general, and on the semiconductor industry in particular, and the effects of foreign exchange rates and interest rates;

•	changes in laws, including increased tax rates, regulations or accounting standards, third party relations and approvals, and decisions of courts, regulators and governmental bodies;

•	the ability to continue to increase customer loyalty and maintain existing distributor, subcontractor and supplier relationships;

•	unanticipated manufacturing or supply problems;

•	failure to respond adequately to either changes in technology or customer preferences;

•	the ability to recoup costs of capital investments through higher revenues;

•	environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

•	the ability to successfully complete any future acquisitions and integrate any acquired businesses;

•	the ability to manage growth;

•	acts of war or terrorist incidents; and

•	the effects of competition, including locations of competitors and operating and market competition, changes in pricing by competitors and introduction of new products by competitors.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Neither Rudolph nor August Technology undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or other documents, or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, in the case of August Technology’s shareholders, or for approval of the issuance of shares of Rudolph common stock pursuant to the merger agreement, in the case of Rudolph’s stockholders. In addition, you should read and consider the risks associated with each of the businesses of Rudolph and August Technology set forth below, because these risks may also affect the combined company.

Risks Related to the Merger

The consideration paid to an August Technology shareholder in the merger may be different than what that shareholder elected to receive.

August Technology’s shareholders may elect to receive either $10.50 in cash or 0.7625 of a share of Rudolph’s common stock for each share of August Technology common stock that they own at the completion of the merger. However, as a result of the application of the proration and allocation procedures described in “Summary—The Merger—Merger Consideration” and “The Merger Agreement—Merger Consideration—Proration and Allocation Procedures,” the consideration paid to an August Technology shareholder in the merger may be different than what that shareholder elected to receive.

The price of Rudolph’s common stock at the time of the merger is completed might be lower than the price when the merger was publicly announced, which would decrease the value of the stock portion of the merger consideration to be received by certain August Technology shareholders in the merger. Further, at the August Technology special meeting, August Technology’s shareholders will not know the exact value of Rudolph’s common stock that will be issued in the merger.

The price of Rudolph’s common stock might decrease from its market price on June 27, 2005, the last full trading day prior to the public announcement of the merger, on the date of August Technology’s special meeting. If the price of Rudolph’s common stock declines prior to the completion of the merger, the value of the stock portion of the merger consideration to be received by August Technology’s shareholders in the merger will decrease. See “Summary—The Merger Agreement—Merger Consideration.” The merger agreement does not provide August Technology with a price-based termination right or other protection for it or its shareholders against declines in the market price of Rudolph’s common stock. Consequently, August Technology cannot terminate the merger agreement solely because of a decrease in the trading price of Rudolph’s common stock.

Rudolph and August Technology are working to complete the merger as quickly as possible. However, the time period between the votes taken at the Rudolph and August Technology special meetings and the completion of the merger will depend upon the satisfaction of the closing conditions set forth in the merger agreement. See “The Merger Agreement—Conditions to Obligations to Complete the Merger.” There is currently no way to predict how long it will take to satisfy these conditions.

Because the merger will be completed later than the date of the August Technology special meeting, August Technology shareholders that receive Rudolph common stock in the merger will not know the exact value of this stock at the time they vote at the August Technology special meeting. As a result, if the market price of Rudolph’s common stock at the completion of the merger is lower than the market price on the date of the August Technology special meeting, then the value of the Rudolph common stock received by August Technology shareholders will be less than the value of Rudolph’s common stock on the date of the August Technology special meeting. Further, during such period, events, conditions or circumstances could arise that could have a material adverse impact or effect on Rudolph, August Technology or the industries in which they both operate. As a result of the foregoing, and because each August Technology shareholder will be required to submit an election form/letter of transmittal prior to the special meeting, it will not be possible for such shareholder to know the exact value of the merger consideration that it will receive at the time such shareholder votes on the merger proposal.

Although Rudolph and August Technology expect that the merger will result in benefits to the combined company, Rudolph may not realize those benefits because of integration and other challenges.

Rudolph’s failure to meet the challenges involved in integrating the global operations of Rudolph and August Technology successfully or otherwise to realize any of the anticipated benefits of the merger, could seriously harm Rudolph’s results of operations. Realizing the benefits of the merger will depend in part on the successful integration of technology, operations and personnel. The integration of the companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt the respective businesses of Rudolph and/or August Technology. The challenges involved in this integration include, but are not limited to, the following:

•	communicating a strategic vision to the market regarding Rudolph following the merger and executing on that strategic vision;

•	consolidating operations, including rationalizing corporate information technology and administrative infrastructures;

•	combining diverse product and service offerings;

•	coordinating sales and marketing efforts to effectively communicate the capabilities of Rudolph following the merger;

•	overcoming any perceived adverse changes in business focus, including demonstrating to existing customers of both Rudolph and August Technology that the merger will not result in adverse changes in customer service standards or business focus and helping customers conduct business easily with Rudolph following the merger;

•	coordinating and harmonizing research and development activities to accelerate introduction of new products and technologies with reduced cost;

•	preserving customer, distribution, reseller, manufacturing, supplier, marketing and other important relationships of both Rudolph and August Technology and resolving any potential conflicts that may arise;

•	minimizing the diversion of management attention from ongoing business concerns;

•	retaining key employees and maintaining employee morale;

•	addressing differences in the business cultures of Rudolph and August Technology;

•	addressing the effects of August Technology’s employment contracts and the differences between Rudolph’s and August Technology’s employee bonus plans;

•	overcoming challenges involved with managing two large groups of employees in geographically disparate areas;

•	coordinating and combining international operations, relationships and facilities, which may be subject to additional constraints imposed by geographic distance, local laws and regulations;

•	addressing any challenges involved with Rudolph’s ability to earn profits with the amortization of the fair value of property, plants, equipment and intangible assets; and

•	overcoming the challenges involved with integrating August Technology’s and Rudolph’s diverse enterprise resource planning systems worldwide and minimizing any disruptions that may be caused by such integration.

Rudolph may not successfully integrate the operations of Rudolph and August Technology in a timely manner, or at all, and Rudolph may not realize the anticipated benefits and synergies of the merger to the extent, or in the timeframe, anticipated. The anticipated benefits of the merger are based on projections and assumptions, including successful integration, not actual experience. The failure to integrate the businesses of Rudolph and August Technology or to realize any of the anticipated benefits of the merger could seriously hinder Rudolph’s plans for product development as well as business and market expansion following the merger.

The market price of Rudolph’s common stock may be affected by factors different from those affecting August Technology’s common stock.

Upon completion of the merger, certain holders of August Technology common stock will become holders of Rudolph common stock. An investment in Rudolph’s common stock involves different risks than an investment in August Technology’s common stock. For a discussion of these risks, see “—Risks Related to Rudolph’s Business,” “Comparison of Rights of Holders and Corporate Governance Matters” and Rudolph’s filings with the SEC referred to in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

The shares of Rudolph common stock to be received by certain August Technology shareholders will have different rights than shares of August Technology common stock.

The rights associated with shares of Rudolph common stock are different from the rights associated with August Technology common stock. Specifically, the rights of holders of Rudolph’s common stock are governed by Rudolph’s restated certificate of incorporation and the laws of the State of Delaware, and may be different from the rights set forth in August Technology’s articles of incorporation and the laws of the State of Minnesota. See the section of this joint proxy statement/prospectus entitled “Comparison of Rights of Holders and Corporate Governance Matters” for a discussion of these differences.

Some of the directors and executive officers of August Technology have interests and arrangements that could have affected their decisions to support or approve the merger.

The interests of some of the directors and executive officers of August Technology in the merger and their participation in arrangements that are different from, or are in addition to, those of August Technology’s shareholders generally could have affected their decision to support or approve the merger. For example, certain executive officers of August Technology will receive accelerated vesting of options in connection with the merger and may be entitled to receive certain severance benefits in the event of their actual or constructive termination within 12 or 18 months following the merger. As a result, some of these directors and executive officers may have been more likely to support or approve the merger than if they did not have these interests. These interests are described in more detail in the section of this joint proxy statement/prospectus entitled “The Merger—Interests of August Technology Directors and Executive Officers in the Merger.”

Rudolph and August Technology have incurred, and will continue to incur, significant costs and diversion of management resources in connection with the merger.

Rudolph and August Technology have incurred, and will continue to incur, substantial costs and diversion of management resources in connection with the merger. These costs are primarily associated with the fees of attorneys, accountants and financial advisors. In addition, Rudolph and August Technology have each diverted significant management resources in an effort to complete the merger. If the merger is not completed, Rudolph and August Technology will have incurred these costs and diverted these resources but will have received little or no benefit.

The stock price and businesses of Rudolph and August Technology may be adversely affected if the merger is not completed, and, under certain circumstances, Rudolph or August Technology may be required to pay a termination fee to the other if the merger is not completed.

If the merger is not completed, the trading price of Rudolph’s common stock and/or August Technology’s common stock may decline, to the extent that the current market prices reflect a market assumption that the merger will be completed. In addition, Rudolph’s and August Technology’s businesses and operations may be harmed to the extent that customers, suppliers and others believe that neither company can effectively compete in the marketplace on a stand-alone basis, or there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of the companies on a stand-alone basis. In addition, Rudolph and August Technology would not derive the strategic benefits expected to result from the merger if the merger is not completed, which could adversely affect their respective businesses.

Moreover, the merger agreement provides that under specified circumstances described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination; Termination Fees and Expenses” beginning on page 135, either company may be required to pay the other a termination fee equal to $7.74 million, plus any applicable costs and expenses (up to an aggregate of $2.5 million).

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Rudolph common stock following the merger.

Rudolph will account for the merger using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations,” or SFAS 141, which may require an increase in intangible assets and inventory and a decrease in deferred revenue to their respective fair values. Further, a portion of the purchase price may be allocated to in-process research and development. Such purchase accounting adjustments may result in material recurring and nonrecurring charges to earnings that could have a material adverse effect on the market value of Rudolph common stock following completion of the merger. Under the purchase method of accounting, Rudolph will allocate the total estimated purchase price to August Technology’s net tangible assets and amortizable intangible assets acquired and liabilities assumed based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. Rudolph will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill becomes impaired, Rudolph may be required to incur material charges relating to the impairment of that asset. Further, Rudolph may be impacted by nonrecurring charges related to the requirement for immediately expensing the portion of the purchase price allocated to August Technology’s in-process research and development and reduced gross profit margins from the requirement to adjust August Technology’s inventory and deferred revenues to fair value. These charges resulting from the application of purchase accounting could have a material adverse impact on Rudolph’s results of operations.

KLA-Tencor Corporation, or KLA, has publicly expressed an interest in acquiring August Technology. If KLA or other companies make competitive offers to merge with August Technology, and if August Technology’s board of directors decides to change its recommendation of the merger and the merger is not completed, then the business, operating results and financial condition of August Technology and/or Rudolph may be harmed.

On February 9, 2005, KLA informed August Technology of its interest in acquiring August Technology. In order to discharge its fiduciary obligation to its shareholders, and in accordance with the terms of the merger agreement, August Technology indicated that it was not for sale, but that it would be willing to discuss a potential transaction with KLA if KLA executed a confidentiality agreement containing provisions that were no less favorable to August Technology than those contained in August Technology’s confidentiality agreement with Rudolph. On April 8, 2005, August Technology sent to KLA substantially the same confidentiality agreement that it entered into with Rudolph and offered to begin discussions with KLA if KLA would execute the confidentiality agreement. KLA has thus far not executed such a confidentiality agreement.

If August Technology’s board decides to change its recommendation and endorse an alternative proposal from KLA or another company and the merger is not completed, August Technology could (i) be required to pay to Rudolph a $7.74 million termination fee plus Rudolph’s expenses (up to an aggregate of $2.5 million) and (ii) experience a loss of reputation and goodwill and damage to employee relationships. For more information, see the sections of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination;

Termination Fees and Expenses” beginning on page 135, “Questions and Answers for August Technology’s Shareholders” beginning on page 6 and the risk factor entitled “—The stock prices and businesses of Rudolph and August Technology may be adversely affected if the merger is not completed, and, under certain circumstances, Rudolph or August Technology may be required to pay a termination fee if the merger is not completed.”

August Technology must continue to retain and motivate executives and key employees and recruit new employees, which may be difficult in light of uncertainty regarding the merger and the proposal from KLA to acquire August Technology, and failure to do so could seriously harm August Technology.

In order to be successful, during the period before the merger is completed, August Technology must continue to retain and motivate executives and other key employees and recruit new employees. Employees of August Technology may experience uncertainty about their future role with August Technology and/or Rudolph following the merger. The unsolicited proposal from KLA has added to this uncertainty. These factors have led to an increased amount of employee attrition in recent months. August Technology’s ability to attract, motivate and retain executives and key employees and keep such executives and key employees focused on August Technology’s strategies and goals may be impaired. Any failure by August Technology to retain and motivate executives and other key employees during the period prior to the completion of the merger could seriously harm its business which, in turn, could adversely effect Rudolph’s business following completion of the merger.

Uncertainty regarding the merger may cause customers, distributors, resellers and others to delay or defer decisions concerning August Technology, which may harm its results of operations.

Because the merger is subject to several closing conditions and because of the unsolicited proposal from KLA, uncertainty exists regarding the completion of the merger. This uncertainty may cause customers, distributors, resellers and others to delay or defer decisions concerning August Technology, or to switch to other suppliers, which could negatively affect August Technology’s business and results of operations. In addition, customers, distributors, resellers and others may also seek to change existing agreements with August Technology as a result of the merger. These and other actions by customers, distributors, resellers and others could negatively affect August Technology’s businesses and results of operations which, in turn, could adversely effect Rudolph’s business following completion of the merger.

Although Rudolph and August Technology have obtained the domestic regulatory approvals required to complete the merger, U.S. governmental authorities could still seek to block or challenge the merger; in addition, Rudolph and August Technology may need to obtain governmental or regulatory approvals in foreign jurisdictions in which they conduct business.

The merger is subject to review by the Antitrust Division of the DOJ and the FTC under the HSR Act, and may be subject to review by foreign governmental authorities under the antitrust laws of various other jurisdictions where Rudolph and August Technology conduct business. Under the HSR Act, Rudolph and August Technology were required to make premerger notification filings with the DOJ and FTC and await the expiration or early termination of statutory waiting period prior to completing the merger. Rudolph and August Technology made these requisite filings and the FTC has granted early termination of the HSR waiting period.

In addition, at any time before or after the completion of the merger, either the DOJ, the FTC or other U.S. or foreign governmental authorities could challenge or seek to block the merger under applicable antitrust laws, or to conditionally approve the merger subject to divestiture of substantial assets by Rudolph or August Technology. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Rudolph and August Technology cannot assure you that a challenge to the merger will not be made, or that if a challenge is made, Rudolph and August Technology will prevail.

August Technology will need to obtain consents to the assignment of certain agreements it has with third parties as a result of the merger and if it cannot obtain these consents, August Technology may not be able to maintain its relationships with the counterparties to these agreements on favorable terms or at all.

As a result of the merger, August Technology is currently attempting to obtain third-party consents to the assignment of certain agreements to which it is a party, but if it is unable to do so, August Technology may be forced to renegotiate these agreements or enter into new agreements. These agreements include lease agreements and other agreements with developers, strategic partners, distributors and suppliers. There can be no assurance that August Technology will be able to negotiate new agreements with these third parties on acceptable terms, if at all.

A limited number of Rudolph’s and August Technology’s customers will comprise a significant portion of Rudolph’s consolidated revenues following completion of the merger, and any decrease in revenues from these customers could have an adverse effect on Rudolph’s business and results of operations following completion of the merger.

Although Rudolph’s customer base is expected to increase as a result of the merger, a large portion of its net revenues will likely continue to depend on sales to a limited number of customers. During the fiscal year ended December 31, 2004, sales to Intel accounted for 23.2% of Rudolph’s revenues and sales to Taiwan Semiconductor Manufacturing Company accounted for 22.2% of Rudolph’s revenues. During fiscal 2004, sales to Cree Inc., STMicroelectronics and Taiwan Semiconductor Manufacturing Co. each accounted for more than 10% of August Technology’s net revenues. Any downturn in the business of these customers or potential new customers could significantly decrease sales to these customers which, in turn, could adversely affect Rudolph’s business and results of operations following completion of the merger.

Neither Rudolph or its stockholders, on the one hand, nor August Technology or its shareholders, on the other hand, will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the merger consideration in the event that any of the representations and warranties made by one company to the other in the merger agreement ultimately proves to be inaccurate or incorrect.

As is the case in most mergers between publicly-traded companies, the representations and warranties made by August Technology and Rudolph to each other in the merger agreement will not survive the completion of the merger. As a result, neither Rudolph or its stockholders, on the one hand, nor August Technology or its shareholders, on the other hand, will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the merger consideration if any representation or warranty made by either company in the merger agreement proves to be inaccurate or incorrect.

Risks Related to Rudolph’s Business

Cyclicality in the semiconductor device industry has led to substantial decreases in demand for Rudolph’s systems and may from time to time continue to do so.

Rudolph’s operating results are subject to significant variation due to the cyclical nature of the semiconductor device industry. Rudolph’s business depends upon the capital expenditures of semiconductor device manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products using semiconductors. The timing, length and severity of the up-and-down cycles in the semiconductor equipment industry are difficult to predict. This cyclical nature of the industry in which Rudolph operates affects Rudolph’s ability to accurately predict future revenue and, thus, future expense levels. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for Rudolph to remain competitive and financially sound. During a down cycle, Rudolph must be in a position to adjust its cost and expense structure to prevailing market conditions and to continue to motivate and retain key employees. In addition, during periods of rapid growth, Rudolph must be able to increase manufacturing capacity and personnel to meet customer demand. Rudolph can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. If Rudolph fails to respond to industry cycles, its business could be seriously harmed.

Rudolph obtains some of the components and subassemblies included in its systems from a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenues.

Rudolph obtains some of the components and subassemblies included in its systems from a limited group of suppliers and does not have long-term contracts with many of its suppliers. This dependence on limited source suppliers of components and Rudolph’s lack of long-term contracts with many of its suppliers exposes Rudolph to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of these components could delay shipments of Rudolph’s systems, damage its customer relationships and reduce its sales. From time to time in the past, Rudolph has experienced temporary difficulties in receiving shipments from its suppliers. The lead time required for shipments of some of Rudolph’s components can be as long as four months. In addition, the lead time required to qualify new suppliers for lasers could be as long as a year, and the lead time required to qualify new suppliers of other components could be as long as nine months. If Rudolph is unable to accurately predict its component needs, or if Rudolph’s component supply is disrupted, it may miss market opportunities by not being able to meet the demand for its systems. Further, a significant increase in the price of one or more of these components or subassemblies could seriously harm Rudolph’s results of operations.

Rudolph’s largest customers account for a significant portion of its revenues, which would significantly decline if one or more of these customers were to purchase significantly fewer of its systems or they delayed or cancelled a large order.

In 2002, 2003, 2004 and for the nine months ended September 30, 2005, sales to end user customers that individually represented at least five percent of Rudolph’s revenues accounted for, in the aggregate, 46.8%, 59.4%, 53.4% and 68.8%, respectively, of Rudolph’s revenues. In 2002, 2003, 2004 and for the nine months ended September 30, 2005, sales to Intel, a key customer, accounted for 46.8%, 35.3%, 23.2% and 21.6%, respectively, of Rudolph’s revenues. For the nine months ended September 30, 2005, sales to Promos Technologies, Inc., a key customer, accounted for 11.3% of Rudolph’s revenues. For the nine months ended September 30, 2005, sales to Samsung America, Inc., a key customer, accounted for 11.0% of Rudolph’s revenues. Rudolph operates in the highly concentrated, capital intensive semiconductor device manufacturing industry. Historically, a significant portion of Rudolph’s revenues in each quarter and year has been derived from sales to relatively few customers, and this trend is expected to continue. If any of Rudolph’s key customers were to purchase significantly fewer of its systems in the future, or if a large order were delayed or cancelled, Rudolph’s revenues would significantly decline. Rudolph expects that it will continue to depend on a small number of large customers for a significant portion of its revenues for at least the next several years. In addition, as large semiconductor device manufacturers seek to establish closer relationships with their suppliers, Rudolph expects that its customer base will become even more concentrated.

Rudolph’s operating results have varied in the past and will likely continue to vary significantly in the future, from quarter to quarter, causing volatility in its stock price.

Rudolph’s operating results have varied in the past and will likely continue to vary significantly from quarter to quarter in the future, causing volatility in its stock price. Some of the factors that may influence Rudolph’s operating results and subject its stock to extreme price and volume fluctuations include:

•	changes in customer demand for Rudolph’s systems, which is influenced by economic conditions in the semiconductor device industry, demand for products that use semiconductors, market acceptance of its systems and those of its customers and changes in its product offerings;

•	seasonal variations in customer demand, including the tendency of European sales to slow significantly in the third quarter of each year;

•	the timing, cancellation or delay of customer orders and shipments;

•	product development costs, including increased research, development, engineering and marketing expenses associated with Rudolph’s introduction of new products and product enhancements; and

•	levels of fixed expenses, including research and development costs associated with product development, relative to revenue levels.

In light of these factors and the cyclical nature of the semiconductor industry, Rudolph expects to continue to experience significant fluctuations in quarterly and annual operating results. Moreover, many of Rudolph’s expenses are fixed in the short-term which, together with the need for continued investment in research and development, marketing and customer support, limits Rudolph’s ability to reduce expenses quickly. As a result, declines in net sales could harm Rudolph’s business and the price of its common stock could substantially decline.

Rudolph’s revenues may vary significantly each quarter due to relatively small fluctuations in Rudolph’s unit sales.

During any quarter, a significant portion of Rudolph’s revenue may be derived from the sale of a relatively small number of systems. Its transparent film measurement systems range in average selling price from approximately $30,000 to $1.0 million per system, Rudolph’s opaque film measurement systems range in average selling price from approximately $900,000 to $2.0 million per system and its macro-defect detection systems range in average selling price from approximately $250,000 to $1.4 million per system. Accordingly, a small change in the number of systems Rudolph sells may also cause significant changes in its operating results. This, in turn, could cause fluctuations in the market price of Rudolph common stock.

Variations in the amount of time it takes Rudolph to sell its systems may cause fluctuations in its operating results, which could cause its stock price to decline.

Variations in the length of Rudolph’s sales cycles could cause its revenues, and, consequently, its business, financial condition and operating results, to fluctuate widely from period to period. This variation could cause Rudolph’s stock price to decline. Rudolph’s customers generally take a long time to evaluate its film metrology systems and many people are involved in the evaluation process. Rudolph expends significant resources educating and providing information to its prospective customers regarding the uses and benefits of Rudolph’s systems in the semiconductor fabrication process. The length of time it takes for Rudolph to make a sale depends upon many factors, including:

•	the efforts of its sales force;

•	the complexity of a customer’s fabrication processes;

•	the customer’s internal technical capabilities and sophistication;

•	the customer’s budgetary constraints; and

•	the quality and sophistication of the customer’s current metrology equipment.

Because of the number of factors influencing the sales process, the period between Rudolph’s initial contact with a customer and the time when it recognizes revenue from that customer, if ever, varies widely in length. Rudolph’s sales cycles, including the time it takes for Rudolph to build a product to customer specifications after receiving an order, typically range from six to 15 months. Sometimes Rudolph’s sales cycles can be much longer, particularly with customers in Japan. During these cycles, Rudolph commits substantial resources to its sales efforts in advance of receiving any revenue, and may never receive any revenue from a customer despite its sales efforts.

If Rudolph does make a sale, its customers often purchase only one system, and then evaluate its performance for a lengthy period before purchasing any additional systems. The number of additional products a customer purchases, if any, depends on many factors, including a customer’s capacity requirements. The period between a customer’s initial purchase and any subsequent purchases can vary from six months to a year or longer, and variations in the length of this period could cause further fluctuations in Rudolph’s operating results and possibly in its stock price.

If Rudolph is not successful in developing new and enhanced products for the semiconductor device manufacturing industry, it will lose market share to Rudolph’s competitors.

Rudolph operates in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. To be competitive in its demanding market, Rudolph must continually design, develop and introduce in a timely manner new film metrology systems that meet the performance and price demands of semiconductor device manufacturers. Rudolph must also continue to refine its current systems so that they remain competitive. Rudolph expects to continue to make significant investments in its research and development activities. It may experience difficulties or delays in its development efforts with respect to new systems, and may not ultimately be successful in developing them, as not all research and development activities result in viable commercial products. Any significant delay in releasing new systems could adversely affect Rudolph’s reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share.

If new products developed by Rudolph do not gain general market acceptance, it will be unable to generate revenues and recover its research and development costs.

Metrology and inspection product development is inherently risky because it is difficult to foresee developments in semiconductor device manufacturing technology, coordinate technical personnel and identify and eliminate system design flaws. Any new systems introduced by Rudolph may not achieve or sustain a significant degree of market acceptance and sales.

Rudolph expects to spend a significant amount of time and resources developing new systems and refining its existing systems. In light of the long product development cycles inherent in its industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of those systems. Rudolph’s ability to commercially introduce and successfully market new systems is subject to a wide variety of challenges during the development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems. In addition, since Rudolph’s customers are not obligated by long-term contracts to purchase its systems, Rudolph’s anticipated product orders may not materialize, or orders that are placed may be cancelled. As a result, if Rudolph does not achieve market acceptance of new products, it may be unable to generate sufficient revenues to recover its research and development costs.

Even if Rudolph is able to develop new products that gain market acceptance, sales of these new products could impair Rudolph’s ability to sell existing products.

Competition from Rudolph’s new systems could have a negative effect on sales of its existing systems and the prices that it could charge for these systems. Rudolph may also divert sales and marketing resources from its current systems in order to successfully launch and promote its new or next generation systems. This diversion of resources could have a further negative effect on sales of Rudolph’s current systems.

If Rudolph’s relationships with its large customers deteriorate, its product development activities could be adversely affected.

The success of Rudolph’s product development efforts depends on its ability to anticipate market trends and the price, performance and functionality requirements of semiconductor device manufacturers. In order to anticipate these trends and ensure that critical development projects proceed in a coordinated manner, Rudolph must continue to collaborate closely with its largest customers. Rudolph’s relationships with these and other customers provide it with access to valuable information regarding trends in the semiconductor device industry. In turn, this enables Rudolph to better plan its product development activities. If Rudolph’s current relationships with its large customers are impaired, or if Rudolph is unable to develop similar collaborative relationships with important customers in the future, its product development activities could be adversely affected.

Rudolph’s ability to reduce costs is limited by its ongoing need to invest in research and development.

Rudolph’s industry is characterized by the need for continual investment in research and development as well as customer service and support. As a result, Rudolph’s operating results could be materially harmed if operating costs associated with its research and development activities increase in the future.

Rudolph may fail to adequately protect its intellectual property and, therefore, lose its competitive advantage.

Rudolph’s future success and competitive position depends in part upon its ability to obtain and maintain proprietary technology for its principal product families, and it relies, in part, on patent, trade secret and trademark laws to protect this technology. If Rudolph fails to adequately protect its intellectual property, it will give Rudolph’s competitors a significant advantage. Rudolph owns or has licensed a number of patents relating to its transparent and opaque thin film metrology and macro-defect inspection systems, and has filed applications for additional patents. Any of Rudolph’s pending patent applications may be rejected, and Rudolph may be unable to develop additional proprietary technology that is patentable in the future. In addition, the patents that Rudolph does own or that have been issued or licensed to Rudolph may not provide it with competitive advantages and may be challenged by third parties. Further, third parties may also design around these patents.

In addition to patent protection, Rudolph relies upon trade secret protection for its confidential and proprietary information and technology. Rudolph routinely enters into confidentiality agreements with its employees and other third parties. However, in the event that a confidentiality agreement is breached, Rudolph may not have adequate remedies. Rudolph’s confidential and proprietary information and technology might also be independently developed by, or become otherwise known to, third parties.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important intellectual property rights.

Rudolph’s commercial success depends in part on its ability to avoid infringing or misappropriating patents or other proprietary rights owned by third parties. From time to time, Rudolph may receive communications from third parties asserting that its products or systems infringe, or may infringe, the proprietary rights of these third parties. These claims of infringement may lead to protracted and costly litigation, which could require Rudolph to pay substantial damages or have the sale of its products or systems stopped by an injunction. Infringement claims could also cause product or system delays or require Rudolph to redesign its products or systems, and these delays could result in the loss of substantial revenues. Rudolph may also be required to obtain a license from the third party or cease activities utilizing the third party’s proprietary rights. Rudolph may not be able to enter into such a license or such a license may not be available on commercially reasonable terms. Accordingly, the loss of important intellectual property rights could hinder Rudolph’s ability to sell its systems, or make the sale of these systems more expensive.

Protection of Rudolph’s intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against Rudolph, has in the past resulted and may in the future result in costly and time-consuming litigation.

Rudolph may be required to initiate litigation in order to enforce any patents issued to or licensed by it, or to determine the scope or validity of a third party’s patent or other proprietary rights. In addition, Rudolph may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any litigation, regardless of outcome, could be expensive and time consuming, and could subject Rudolph to significant liabilities or require it to re-engineer its products or obtain expensive licenses from third parties.

Rudolph’s efforts to protect its intellectual property may be less effective in certain foreign countries, where intellectual property rights are not as well protected as in the United States.

In 2002, 2003, 2004 and the nine months ended September 30, 2005, 40.6%, 65.4%, 69.1% and 78.1%, respectively, of Rudolph’s revenues were derived from sales in foreign countries, including certain countries in Asia, such as Taiwan, China, Korea, Singapore and Japan and certain Western European countries. The laws of some foreign countries do not protect Rudolph’s proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement abroad. For example, Taiwan is not a signatory of the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. The publication of a patent in Taiwan prior to the filing of a patent in Taiwan would invalidate the ability of a company to obtain a patent in Taiwan. Similarly, in contrast to the United States where the contents of patents remain confidential during the patent application process, in Taiwan the contents of a patent are published upon filing, which provides competitors an advance view of the contents of a patent application prior to the establishment of patent rights. Consequently, there is a risk that Rudolph may be unable to adequately protect its proprietary rights in certain foreign countries. If this occurs, it would be easier for Rudolph’s competitors to sell competing products in these foreign countries.

Rudolph’s current and potential competitors have significantly greater resources than Rudolph, and increased competition could impair sales of Rudolph’s products or cause Rudolph to reduce its prices.

The market for semiconductor capital equipment is highly competitive. Rudolph faces substantial competition from established companies in each of the markets it serves. Rudolph principally competes with KLA, Therma-Wave and August Technology. Rudolph competes to a lesser extent with companies such as Dai Nippon Screen, Nanometrics, Sopra and Leica. Each of Rudolph’s products also competes with products that use different metrology techniques. Some of Rudolph’s competitors have greater financial, engineering, manufacturing and marketing resources, broader product offerings and service capabilities and larger installed customer bases than Rudolph. As a result, these competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which, in turn, could impair sales of Rudolph’s products.

Further, there may be significant merger and acquisition activity among Rudolph’s competitors and potential competitors, which, in turn, may provide them with a competitive advantage over Rudolph by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of Rudolph’s customers and potential customers in the semiconductor device manufacturing industry are large companies that require global support and service for their semiconductor capital equipment. Rudolph believes that Rudolph’s global support and service infrastructure is sufficient to meet the needs of its customers and potential customers. However, some of Rudolph’s competitors have more extensive infrastructures than Rudolph does, which could place Rudolph at a disadvantage when competing for the business of global semiconductor device manufacturers.

Many of Rudolph’s competitors are investing heavily in the development of new systems that will compete directly with Rudolph’s systems. Rudolph has from time to time selectively reduced prices on its systems in order to protect its market share, and competitive pressures may necessitate further price reductions. Rudolph expects its competitors in each product area to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. These product introductions would likely require Rudolph to decrease the prices of its systems and increase the level of discounts that it grants to its customers.

Because of the high cost of switching equipment vendors in Rudolph’s markets, it is sometimes difficult for Rudolph to win customers from its competitors, even if Rudolph’s systems are superior to theirs.

Rudolph believes that once a semiconductor device manufacturer has selected one vendor’s capital equipment for a production-line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor’s equipment, for the life of the application. Once a vendor’s equipment has been installed in a production line application, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor’s equipment. Accordingly, unless Rudolph’s systems offer performance or cost advantages that outweigh a customer’s expense of switching systems, it will be difficult for Rudolph to achieve significant sales to the customer once it has selected another vendor’s capital equipment for an application.

Rudolph must attract and retain key personnel with knowledge of semiconductor device manufacturing and metrology equipment to help support its future growth, and competition for such personnel in Rudolph’s industry is high.

Rudolph’s success depends to a significant degree upon the continued contributions of its key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, each of whom would be extremely difficult to replace, could harm Rudolph’s business and operating results. During downturns in Rudolph’s industry, Rudolph has often experienced significant employee attrition, and may experience further attrition in the event of future downturns. Although Rudolph has entered into employment and noncompetition agreements with key members of Rudolph’s senior management team, including Messrs. McLaughlin, Loiterman and Roth, these individuals or other key employees may still leave Rudolph. Rudolph does not have key person life insurance on any of its executives. In addition, to support its future growth, Rudolph will need to attract and retain additional qualified employees. Competition for such personnel in Rudolph’s industry is intense, and it may not be successful in attracting and retaining qualified employees.

Rudolph manufactures all of Rudolph’s systems at a single facility, and any prolonged disruption in the operations of that facility could have a material adverse effect on Rudolph’s revenues.

Rudolph produces all of its systems in its manufacturing facility located in Ledgewood, New Jersey. Rudolph’s manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of Rudolph’s manufacturing facility, whether due to technical or labor difficulties, destruction of or damage as a result of a fire or any other reason, could seriously harm Rudolph’s ability to satisfy its customer order deadlines. If Rudolph cannot timely deliver its systems, its revenues could be materially and adversely affected.

If Rudolph is unsuccessful in its transition from an independent distributor to a direct sales operation in Japan, its financial results and customer relationships could be adversely affected.

Historically, a portion of Rudolph’s sales in Japan have been made to an independent distributor, Tokyo Electron Limited, or TEL. In 2002, 2003 and 2004, sales to TEL accounted for 6.8%, 9.5% and 5.8%, respectively, of Rudolph’s revenues. TEL has historically served as Rudolph’s Japanese distributor. Effective October 2004, however, Rudolph opened a new direct sales and support operation in Japan to offer its Japanese customers a direct link to Rudolph. Rudolph has entered into a transition arrangement with TEL that expires on December 31, 2005. If Rudolph is unsuccessful with the transition to directly providing sales and services in Japan, its financial results and ability to support its Japanese customers could be adversely affected.

Because Rudolph derives a significant portion of its revenues from sales in Asia, its sales and results of operations could be adversely affected by the instability of Asian economies.

Rudolph’s sales to customers in Asian markets represented approximately 30.1%, 39.9%, 59.6% and 58.6%, respectively, of Rudolph’s revenues in 2002, 2003, 2004 and the nine months ended September 30, 2005.

Countries in the Asia Pacific region, including Japan, Korea, China, Singapore and Taiwan, each of which accounted for a significant portion of Rudolph’s business in that region, have experienced currency, banking and equity market weaknesses in the past. Rudolph expects that political or economic instability in the Asian markets it services could adversely affect its sales and results of operations in future periods.

Rudolph’s significant level of international sales subjects it to operational, financial and political risks, such as unexpected changes in regulatory requirements, tariffs, political and economic instability, outbreaks of hostilities and difficulties in managing foreign sales representatives and foreign branch operations.

International sales accounted for approximately 40.6%, 65.4%, 69.1% and 78.1%, respectively, of Rudolph’s revenues in 2002, 2003, 2004 and the nine months ended September 30, 2005. Rudolph anticipates that international sales will account for a significant portion of its revenue during at least the next five years. Due to the significant level of its international sales, Rudolph is subject to a number of material risks, including:

•	Unexpected changes in regulatory requirements including tariffs and other market barriers. The semiconductor device industry is a high-visibility industry in many of the European and Asian countries in which Rudolph sells its products. Because the governments of these countries have provided extensive financial support to Rudolph’s semiconductor device manufacturing customers in these countries, Rudolph believes that its customers could be disproportionately affected by any trade embargoes, excise taxes or other restrictions imposed by their governments on trade with U.S. companies such as Rudolph. Any restrictions of these types could result in a reduction in Rudolph’s sales to customers in these countries.

•	Political and economic instability. Rudolph is subject to various global risks related to political and economic instabilities in countries in which it derives sales. If terrorist activities, armed conflict, civil or military unrest or political instability occurs outside of the U.S., these events may result in reduced demand for Rudolph’s products. There is considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea. In addition, several Asian countries, particularly Japan, have experienced significant economic instability. An outbreak of hostilities or other political upheaval in Taiwan or South Korea, or an economic downturn in Japan, would likely harm the operations of Rudolph’s customers in these countries. The effect of these types of events on Rudolph’s revenues could be material, because it derives substantial revenues from sales to semiconductor device foundries in Taiwan, such as TSMC and UMC, from memory chip manufacturers in South Korea, such as Hynix and Samsung, and from semiconductor device manufacturers in Japan such as NEC and Toshiba.

•	Difficulties in staffing and managing foreign branch operations. During periods of tension between the governments of the United States and certain other countries, it is often difficult for United States companies such as Rudolph to staff and manage operations in these countries.

Since a substantial portion of Rudolph’s revenues are derived from sales in other countries but denominated in U.S. dollars, Rudolph could experience a significant decline in sales or experience collection problems in the event the dollar becomes more expensive relative to local currencies.

A substantial portion of Rudolph’s international sales are denominated in U.S. dollars. As a result, if the dollar rises in value in relation to foreign currencies, Rudolph’s systems will become more expensive to customers outside the United States and less competitive with systems produced by competitors outside the United States. These conditions could negatively impact Rudolph’s international sales. Foreign sales also expose Rudolph to collection risk in the event it becomes more expensive for Rudolph’s foreign customers to convert their local currencies into U.S. dollars.

Terrorist attacks and terrorist threats may disrupt Rudolph’s operations and negatively impact its revenues, costs and stock price.

The terrorist attacks in September 2001 in the United States, the U.S. response to these attacks and the resulting decline in consumer confidence has had a substantial adverse impact on the economy. Any similar future events may disrupt Rudolph’s operations or those of its customers and suppliers. In addition, these events have had, and may continue to have, an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm Rudolph’s sales. In addition, any of these events could increase volatility in the U.S. and world financial markets, which, in turn, could adversely effect Rudolph’s stock price, limit the capital resources available to Rudolph and its customers or suppliers and/or have a significant impact on Rudolph’s operating results, revenues and costs.

Rudolph may choose to acquire new and complementary businesses, products or technologies instead of developing them itself, and may be unable to complete these acquisitions or successfully integrate an acquired business in a cost-effective and non-disruptive manner.

Rudolph’s success depends on Rudolph’s ability to continually enhance and broaden its product offerings in response to changing technologies, customer demands and competitive pressures. To this end, Rudolph may, from time to time, engage in the process of identifying, analyzing and negotiating possible acquisition transactions and expects to continue to do so in the future. Rudolph may choose to acquire new and complementary businesses, products or technologies instead of developing them itself. Rudolph may, however, face competition for acquisition targets from larger and more established companies with greater financial resources, making it more difficult for Rudolph to complete acquisitions.

Rudolph cannot provide any assurance that it will be successful in consummating future acquisitions on favorable terms or that it will realize the benefits that it anticipates from one or more acquisitions that it consummates. Integrating any business, product or technology that Rudolph acquires could be expensive and time-consuming, disrupt its ongoing business and distract its management. Rudolph’s inability to consummate one or more acquisitions on such terms, or its failure to realize the intended benefits from one or more acquisitions, could have a material adverse effect on Rudolph’s business, liquidity, financial position and/or results of operations, including as a result of Rudolph’s incurrence of indebtedness and related interest expense and Rudolph’s assumption of unforeseen contingent liabilities.

In addition, in order to finance any acquisitions, Rudolph might need to raise additional funds through public or private equity or debt financings. In that event, Rudolph could be forced to obtain financing on terms that are not favorable to it and, in the case of equity financing, that result in dilution to its stockholders. In addition, any amortization of intangible assets, write-down of impaired assets or other assets or charges resulting from the costs of acquisitions could harm Rudolph’s business and operating results.

If Rudolph delivers systems with defects, its credibility will be harmed and the sales and market acceptance of its systems will decrease.

Rudolph’s systems are complex and have occasionally contained errors, defects and bugs when introduced. When this occurs, Rudolph’s credibility, and the market acceptance and sales of its systems, could be harmed. Further, if Rudolph’s systems contain errors, defects or bugs, Rudolph may be required to expend significant capital and resources to alleviate these problems. Defects could also lead to product liability as a result of product liability lawsuits against Rudolph or its customers. Rudolph has agreed to indemnify its customers under certain circumstances against liability arising from defects in Rudolph’s systems. Rudolph’s product liability policy currently provides $1 million to $2 million of coverage per claim, depending on location of claim, with an overall umbrella limit of $4 million. In the event of a successful product liability claim, Rudolph could be obligated to pay damages significantly in excess of its product liability insurance limits.

Provisions of Rudolph’s charter documents and Delaware law, as well as its recently adopted stockholders rights plan, could discourage potential acquisition proposals and/or delay, deter or prevent a change in control of Rudolph.

Provisions of Rudolph’s certificate of incorporation and bylaws, as well as its recently adopted stockholders’ rights plan, may inhibit changes in control not approved by Rudolph’s board of directors. These provisions also limit the circumstances in which a premium can be paid for Rudolph common stock, and in which a proxy contest for control of Rudolph’s board may be initiated. These provisions include:

•	a prohibition on stockholder actions by written consent;

•	a requirement that special meetings of stockholders be called only by Rudolph’s chief executive officer or board of directors;

•	advance notice requirements for stockholder proposals and director nominations by stockholders;

•	limitations on the ability of stockholders to amend, alter or repeal Rudolph’s by-laws; and

•	the authority of Rudolph’s board to issue, without stockholder approval, preferred stock with terms as the board may determine.

Rudolph is also entitled to avail itself of the protections of Section 203 of the Delaware General Corporation Law, which could also inhibit changes in control of Rudolph.

Risks Related to August Technology’s Business

The microelectronic industries that August Technology serves are highly cyclical, causing significant variability in August Technology’s results of operations.

August Technology primarily serves microelectronic industries and its business depends heavily upon capital expenditures by manufacturers in these industries. Microelectronic industries are highly cyclical, with periods of capacity shortage and periods of excess capacity; this is historically due to sudden changes in demand for microelectronic devices. In periods of excess capacity, there are often drastic changes in the timing and quantity of capital equipment purchases and investments in new technology or capacity needs by August Technology’s customers. The timing, length and volatility of these periods are difficult to predict, resulting in pressure on August Technology’s revenues, gross margin and net income. In addition to affecting August Technology’s customers, downturns also challenge August Technology’s suppliers, vendors and other partners, as well as August Technology’s management, sales, engineering, manufacturing, customer service and other employees, who are vital to August Technology’s success.

During downturns in microelectronic industries, customers typically reduce or delay purchases, and/or delay delivery or cancel orders. As a result, it is imperative that August Technology maintains an organization able to quickly and effectively align with market conditions, including bringing August Technology’s cost structures in line with current industry and overall market conditions. At the same time, August Technology must also meet the following objectives:

•	continue to serve August Technology’s existing customers;

•	provide new and improved solutions for new and existing customers;

•	operate effectively with August Technology’s suppliers; and

•	motivate and retain key employees.

If August Technology is, for any reason, unable to achieve any one or more of the above objectives in an efficient, effective and timely manner, there could be a material adverse effect on August Technology’s business, financial condition and results of operations. Furthermore, any delays or reductions in future purchases of capital equipment or delays or cancellations of current orders by microelectronic device manufacturers, for any reason, would likely have a material adverse effect on August Technology’s business, financial condition and results of operations.

August Technology’s future rate of growth is highly dependent on the development and growth of the market for microelectronic device inspection equipment.

August Technology primarily targets its products to address the needs of microelectronic device manufacturers for defect inspection and metrology. If for any reason the market for microelectronic device inspection equipment fails to grow in the long term, contrary to August Technology’s current expectations, August Technology may be unable to maintain current revenue levels in the short term and return to August Technology’s historical growth in the long term. Growth in this market is dependent to a large extent upon microelectronic manufacturers replacing manual inspection with automated inspection technology. There is no assurance that manufacturers will undertake this replacement at the rate August Technology expects.

August Technology’s sales and operating results can fluctuate significantly from period to period, which may adversely affect the market price of August Technology’s stock.

August Technology’s quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or operating results, or lead to significant variability in August Technology’s operating results. In addition, because a significant portion of August Technology’s revenue in any particular quarter has historically come from the sale of a relatively small number of systems, the loss of any sale could have a significant negative impact. A variety of factors could cause this variability, including the following:

•	order cancellations or delays in orders by customers;

•	the long sales cycle of August Technology’s products;

•	decreases in capital spending by August Technology’s customers;

•	new product introductions by August Technology’s competitors and competitive pricing pressures;

•	entrance into, or additional resources focused on, August Technology’s markets by larger competitors;

•	component shortages resulting in manufacturing delays; and

•	delays in the development, introduction and manufacture of August Technology’s products.

August Technology cannot predict the impact of these and other factors on August Technology’s revenues and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, August Technology’s operating results may fall below expectations of securities analysts or investors in a future quarter or quarters. August Technology’s failure to meet these expectations would likely adversely affect the market price of August Technology common stock.

Global economic and political environments are important to economic conditions, and long-term continued risk or concerns regarding economic and political circumstances could decrease customer demand for August Technology’s products.

Future political or related events similar or comparable to the September 11, 2001 terrorist attacks, significant military conflicts or long-term reactions of governments and society to such events, may significantly affect the willingness or ability of August Technology’s customers to visit August Technology’s facilities or trade shows, review August Technology’s systems’ capabilities and/or purchase or take delivery of August Technology’s products. Such events may also affect August Technology’s abilities to visit its customers, perform application studies for its customers, sell and deliver solutions and service those solutions. Any decline in the willingness or ability of August Technology’s customers to travel and visit August Technology’s facilities, or in August Technology’s ability to travel and visit its customers, could have a material adverse effect on August Technology’s business, financial condition and results of operations. In addition, such events could have an adverse effect on the economy generally, and microelectronic industries in particular, causing August Technology’s customers to reduce or delay capital equipment purchases.

The market acceptance of August Technology’s products is critical to August Technology’s growth.

Microelectronic device manufacturing equipment and processes are subject to rapid technological changes. August Technology continues to expend significant resources developing new systems, new models to existing system series and improvements or enhancements on current models. Due to the length of the product development cycles in August Technology’s industries, August Technology must make these significant time and resource expenditures well in advance of any prospect of a revenue stream from such new products. If August Technology’s customers do not continue to accept its current products and also accept and integrate its new products into their operations, August Technology’s revenue, cash flow, operating results or stock price would be negatively and materially impacted.

August Technology’s growth expectations are dependent on successfully penetrating the front-end of the microelectronic device manufacturing process.

August Technology continues to enhance its inspection and metrology product offering for the front-end of the microelectronic device manufacturing process, a market segment that August Technology has limited experience in serving. August Technology is not a well-recognized supplier to this market, and will need to establish new customer relationships and win the confidence of these customers to compete effectively in this market. The front-end of the microelectronic device manufacturing market is dominated by large, well-established competitors with significantly greater resources and name recognition than August Technology. In order to compete effectively with these larger competitors, August Technology must develop process and applications expertise to identify the inspection needs of this market and produce cost-effective, technologically advanced solutions addressing these needs. In addition, August Technology must create and execute programs to effectively market to and service these customers. Failure to successfully penetrate the front-end of the microelectronic device manufacturing market would materially adversely affect August Technology’s business prospects.

If August Technology is unable to keep pace with rapid technological changes by developing and introducing successful new products and technologies in a timely manner, August Technology’s products may become obsolete and its business will suffer.

The microelectronic capital equipment manufacturing business is a highly competitive business and microelectronic device manufacturing equipment and processes are subject to rapid technological changes. August Technology believes that its future success will depend in large part upon its ability to continue to enhance its existing product line to meet customer needs and to develop and introduce new products in a timely manner. August Technology cannot assure you that its product enhancement efforts to improve and advance products, such as the AXi, NSX and 3Di Series, or August Technology’s new product development efforts such as E20 for edge and B20 for backside inspection systems, will be successful or that it will be able to respond effectively to technological change. In addition, August Technology cannot provide assurance that it will be able to develop new products for the most opportunistic new markets and applications.

August Technology continues to make significant investments in research, development and engineering in new technology and/or businesses with new or complementary products, services and/or technologies, and August Technology is aware of the numerous risks associated therewith, including but not limited to:

•	diversion of management’s attention from day-to-day operational matters and current products and customers;

•	lack of synergy, or the inability to realize expected synergies;

•	failure to commercialize the new technology or business;

•	failure to meet the expected performance of the new technology or business;

•	lower-than-expected market opportunities or market acceptance of any new products; and

•	unexpected reduction of sales of existing products by new products.

If August Technology is unsuccessful at developing new products and technologies, its revenue, operating results or stock price would be negatively impacted.

August Technology’s products are complex and any product or process development issues could negatively impact August Technology’s operations or financial results.

August Technology’s products are complex and often the applications to its customers’ businesses are unique. August Technology believes that its future success will depend in part upon its ability to meet its customers’ functionality and reliability requirements in a timely manner. August Technology cannot be sure that its product offerings, application assistance, enhancement efforts or its new product development efforts will fulfill critical functionality and reliability requirements. In addition, new product offerings that are highly complex in terms of software or hardware may require application or service work such as bug fixing prior to acceptance, thereby delaying revenue recognition. If August Technology is unsuccessful in these areas, its market share, revenue, operating results or stock price could be negatively impacted.

August Technology’s market is highly competitive and August Technology may lose business to larger and better-financed competitors.

The microelectronic defect inspection equipment industry is highly competitive in national and international markets. August Technology has many domestic and foreign competitors. August Technology’s current primary competitors in final manufacturing, testing and solutions are Camtek Ltd., Hitachi, Ltd., ICOS Vision Systems, Robotic Vision Systems, Inc. and Toray Industries, Inc. As August Technology enters the front-end market, it expects to compete with larger competitors, such as KLA and Rudolph, for certain automated macro inspection applications. Most of these competitors, as well as other potential competitors, have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than does August Technology. Unless August Technology is able to continue to invest significant financial resources in developing products and enhancing customer support worldwide, August Technology will likely not be able to compete effectively.

As August Technology continues to diversify into the evolving and emerging microelectronic markets, including semiconductors, advanced packaging, optoelectronics, MEMS, flat panel display, printheads, data storage, disk drives, medical devices and other similar devices, August Technology will face significantly increased competition.

August Technology’s operating results could be negatively impacted if it is unable to obtain the necessary resources to invest in its growth.

August Technology intends to continue to make investments to support business growth and may require additional funds to respond to future business challenges, such as the need to develop new products and enhance existing products, enhance August Technology’s operating infrastructure, acquire complementary businesses and technologies and satisfy working capital requirements. Accordingly, August Technology may need to engage in equity or debt financing to secure additional funds. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to August Technology. If August Technology is unable to obtain adequate financing or financing on terms satisfactory to August Technology, its ability to continue to support its business growth and to respond to business challenges could be significantly limited.

August Technology’s success depends on attracting and retaining key personnel.

August Technology’s future success will depend in large part upon its ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel. The labor market in which August Technology operates is highly competitive and as a result, August Technology may not be able to retain and recruit key personnel. August Technology’s failure to hire, retain, or adequately train key personnel could have a negative impact on its future financial and business results.

In addition, during the recent microelectronic industry downturn August Technology has had reductions in its work force, reduced or eliminated salary increases and for certain periods, implemented pay cuts at the management level and reduced discretionary spending. Any of the above measures may have long-term adverse effects on August Technology’s ability to retain key personnel.

August Technology’s business may be harmed if August Technology fails to obtain and protect its intellectual property rights.

August Technology’s ability to obtain intellectual property rights and licenses and to preserve other intellectual property rights covering its products and its products under development is an important component of its ability to compete in the microelectronic defect inspection equipment industry. To protect these rights, August Technology has obtained 14 domestic patents and intends to continue to seek patents on its inventions when appropriate. As of September 30, 2005, August Technology had 70 pending patent applications in the United States and additional international applications and expects its portfolio to increase in the future. The process of seeking intellectual property protection is time-consuming and expensive. August Technology cannot ensure that:

•	patents will be issued from currently pending or future applications;

•	its existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to August Technology;

•	foreign intellectual property laws will protect August Technology’s intellectual property rights; or

•	others will not independently develop similar products, duplicate August Technology’s products or design around August Technology’s technology.

If August Technology does not successfully protect and then enforce its intellectual property rights, August Technology’s competitive position could suffer, which could harm its operating results.

August Technology also relies on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees, consultants, key customers and vendors to protect its intellectual property. Other parties may not comply with the terms of their agreements with August Technology and August Technology may not be able to adequately enforce its rights against these people.

Third parties may claim that August Technology is infringing upon their intellectual property and August Technology could suffer significant litigation costs, licensing expenses or be prevented from selling August Technology’s products.

Intellectual property rights are uncertain and involve complex legal and factual questions. August Technology may be unknowingly infringing upon the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for August Technology. If August Technology does infringe upon the intellectual property rights of others, it could be forced to either seek a license to those intellectual property rights or to alter its products so that they no longer infringe. A license could be very expensive to obtain or may not be available at all. Similarly, changing August Technology’s products or processes to avoid infringing upon the rights of others may be costly or impractical.

August Technology may become responsible for patent litigation costs. If August Technology were to become involved in a dispute regarding intellectual property, whether its own or that of another company, it may be required to participate in legal proceedings. These types of proceedings will be costly and time-consuming, even if August Technology eventually prevails. If August Technology does not prevail, it might be forced to pay significant damages, obtain licenses, modify its products or processes, stop making products or stop using processes.

August Technology’s dependence on a few significant customers exposes it to operating risks.

Sales to August Technology’s ten largest customers accounted for 66%, 73%, 63% and 63%, of net revenues in 2002, 2003, 2004 and the nine months ended September 30, 2005, respectively. August Technology’s customers are able to cancel orders, prior to shipment, with few or no penalties. If a significant customer reduces orders or delays shipments for any reason, August Technology’s revenues, operating results and financial condition will be negatively affected. In addition, August Technology’s ability to increase its sales will depend in part upon its ability to obtain orders from new customers for whom there is intense competition.

August Technology’s dependence on subcontractors and sole or limited source suppliers may prevent it from delivering an acceptable product on a timely basis and could result in disruption of August Technology’s operations.

August Technology relies on subcontractors to manufacture many of the components and subassemblies for its products and August Technology depends on single or limited source suppliers for some of its components. August Technology’s reliance on subcontractors reduces the level of control it has over the manufacturing process and exposes it to significant risks such as inadequate capacity, late delivery, substandard quality and high costs.

If a supplier were to become unable to provide parts in the volumes needed or at an acceptable price, August Technology would have to identify and qualify acceptable replacements from alternative sources of supply or manufacture the components internally. Depending on the part, the process of qualifying subcontractors and suppliers generally takes between 60 and 180 days. August Technology generally does not have written supply agreements with its single or limited source suppliers and purchases its custom components through blanket and individual purchase orders. If August Technology were unable to obtain these components in a timely fashion, it may not be able to meet demands for future shipments. August Technology believes that it would be able to find alternative solutions if supplies were unavailable from any of August Technology’s sole source suppliers, including the supplier of August Technology’s image processing component. This may take time and the disruption would adversely affect August Technology’s results of operations.

August Technology assembles and tests all of its products at a single facility and any disruption in the operations of that facility could adversely impact its business and operating results.

August Technology’s processes for manufacturing its automated inspection systems requires sophisticated and costly equipment and a specially designed facility. August Technology assembles and tests all of its automated inspection systems at one facility located in Bloomington, Minnesota. Any disruption in the operation of that facility, whether due to technical or labor difficulties, destruction or damage from fire or earthquake, infrastructure failures such as power or water shortage or any other reason, could interrupt August Technology’s manufacturing operations, impair critical systems, disrupt communications with its customers and suppliers and cause August Technology to write off inventory and to lose sales.

Failure to adjust August Technology’s orders for parts and subcomponents in an accurate and timely manner in response to changing market conditions or customer acceptance of its products could adversely affect August Technology’s financial position and earnings.

August Technology’s earnings could be negatively affected and August Technology’s inventory levels could materially increase if August Technology is unable to predict its inventory needs in an accurate and timely manner and adjust its orders for parts and subcomponents should its needs increase or decrease materially due to unexpected increases or decreases in demand for August Technology’s products. Any material increase in August Technology’s inventories could result in an adverse effect on August Technology’s financial position, while any material decrease in its ability to procure needed inventories could result in an inability to supply customer demand for August Technology’s products thus adversely affecting its revenues.

August Technology’s dependence upon international customers and suppliers may reduce its revenues or impede its ability to supply products.

International sales have accounted for a significant and growing portion of August Technology’s revenues in recent years and August Technology expects that the percentage of sales from international customers will continue to increase. Sales outside of the United States accounted for 52%, 76%, 70% and 88%, of August Technology’s net revenues in 2002, 2003, 2004 and the nine months ended September 30, 2005, respectively. In addition, August Technology relies on non-United States suppliers for several components of the systems August Technology sells. As a result, a major part of August Technology’s revenues and the ability to manufacture its products are subject to the risks associated with international commerce. International sales and August Technology’s relationships with suppliers and customers may be hurt by many factors, including:

•	changes in law or policy resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

•	political or economic instability in August Technology’s target international markets;

•	instability caused by infectious disease or other like outbreaks, or the threat or concern thereof;

•	longer payment cycles common in foreign markets;

•	difficulties in staffing and managing August Technology’s international operations;

•	less favorable foreign intellectual property laws making it harder to protect August Technology’s technology from appropriation by competitors;

•	difficulties in collecting August Technology’s accounts receivable because of the geographic distance and unfavorable creditor laws; and

•	currency fluctuations may increase the relative price of August Technology’s products in foreign markets and thereby adversely affect sales.

August Technology is also subject to risks associated with shipping products outside of the United States including shipping delays, varying business conditions, differing business cultures and cultural diversities, among other risks. If August Technology’s international sales or relationships with international suppliers and customers are adversely affected by any of these factors, August Technology’s financial condition could also be adversely affected.

August Technology’s financial performance is highly dependent upon sales to customers in Asia.

Sales to customers in Asia accounted for 45%, 64%, 65% and 74%, of August Technology’s net revenues in 2002, 2003, 2004 and the nine months ended September 30, 2005, respectively. August Technology expects its dependence upon the Asian market to increase. In recent years, Asia has experienced serious economic problems including currency devaluations, debt defaults, lack of liquidity and recessions. August Technology’s revenues depend upon the capital expenditures of microelectronic manufacturers, many of whom have operations and customers in Asia. Serious economic problems in Asia would likely result in a significant decrease in the sale of equipment to microelectronic industries. If August Technology is unable to maintain its customer relationships in Asia, August Technology’s future financial condition, revenues and operating results will be negatively affected.

August Technology has acquired Semiconductor Technologies & Instruments, Inc., or STI, the assets of Counterpoint Solutions, Inc., or CSI, and certain assets of the DMSVision software division of Inspex, Inc., or DMSVision, and August Technology may make other acquisitions; the acquisitions of STI, CSI and DMSVision and any future acquisitions may not be successful and may adversely affect August Technology’s business.

August Technology is looking for strategic opportunities to grow and diversify its product offerings through acquisitions. In this regard, August Technology has acquired STI, CSI and DMSVision. Evaluation of August Technology’s business and prospects may be difficult because of August Technology’s limited operating history with STI, CSI and DMSVision. There can be no assurance that August Technology will be successful in integrating the operations of STI, CSI and DMSVision, identifying other appropriate candidates, or integrating products and operations with any such candidates that August Technology may acquire.

Any such acquisition could involve the dilutive issuance of equity securities and the incurrence of debt. In addition, the acquisitions of STI, CSI and DMSVision and future acquisitions may involve numerous additional risks, including:

•	the diversion of the attention of August Technology’s management team from other business concerns;

•	risks of entering into markets or producing products where August Technology has limited or no experience, including difficulties in integrating purchased technologies and products with August Technology’s technologies and products;

•	the potential loss of key customers of an acquired company;

•	the potential loss of key personnel of an acquired company;

•	exposure to unanticipated liabilities of an acquired company; and

•	greater financial requirements for purchase price and added working capital.

Even when an acquired company has already developed and marketed products, there can be no assurance that the products will continue to be successful, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to the acquired company or its products.

If a microelectronic device manufacturer is loyal to another microelectronic equipment supplier, August Technology may be unable to sell its products to that potential customer and its sales and market share could suffer as a result.

August Technology believes that once a microelectronic device manufacturer has selected one vendor’s capital equipment for a production line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor’s equipment, for the life of the application. Once a vendor’s equipment has been installed in a production line, a microelectronic device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor’s equipment. Accordingly, unless August Technology’s systems offer performance or cost advantages that outweigh a customer’s expense of switching to August Technology’s systems, it will be difficult for it to achieve significant sales to that customer once it has selected another vendor’s capital equipment for an application.

Changes in accounting for stock-based compensation could adversely affect August Technology’s results of operations.

August Technology has historically compensated its employees, including many key personnel and new hires, through the issuance of options to acquire capital stock. Effective as of the first quarter of fiscal year ended 2006, August Technology will be required to expense unvested and newly issued employee stock options. This change from current accounting regulations could have a significant impact on August Technology’s results of operations and could affect the manner in which August Technology conducts business.

A material weakness in August Technology’s internal control over financial reporting required August Technology to restate its financial statements. If August Technology fails to maintain effective internal control over financial reporting, it could, among other things, adversely affect the value of August Technology’s common stock.

In connection with preparing to finalize its results for the quarter ended September 30, 2005, August Technology determined that an internal control deficiency existed related to the knowledge and application of revenue recognition methods in accordance with U.S. generally accepted accounting principles. To correct accounting errors resulting from this internal control deficiency, August Technology restated its financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, as well as interim financial statements for the quarters ended March 31, 2005 and June 30, 2005. August Technology’s management determined that this internal control deficiency was a

“material weakness,” which the Public Company Accounting Oversight Board, or PCAOB, has defined in Auditing Standard No. 2 as a “significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” Specifically, August Technology determined that it failed to maintain adequate controls and procedures to ensure that multi-element arrangements and related software revenue components were accounted for in accordance with U.S. generally accepted accounting principles. August Technology’s management reviewed the internal control deficiency with the Audit Committee of August Technology’s board of directors, discussed this deficiency with August Technology’s independent registered public accounting firm and implemented remedial measures to address the identified material weakness in connection with the preparation of its restated financial statements.

August Technology believes the restatement corrected the errors caused by the material weakness and that the material weakness has been remediated. However, August Technology may face potential adverse consequences as a result of the restatement of its historical financial statements, including shareholder litigation, government investigations or both, any increased costs associated therewith and the diversion of August Technology management’s attention and resources to address any such litigation or investigations.

Further, because August Technology is continually developing new products or enhancements to existing products, often in cooperation with customers, the accounting principles applicable to its business are complex and subject to difficult judgments which may subsequently be determined to have been improper. If this occurs, the validity of periodic management evaluations of August Technology’s internal control over financial reporting and the ability of August Technology’s independent registered public accounting firm to attest to the effectiveness of August Technology’s internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 could be adversely affected. Such a failure could also cause investors to lose confidence in August Technology’s reported financial information and adversely affect the value of August Technology’s common stock.

If August Technology cannot effectively manage its growth, August Technology’s business may suffer.

August Technology intends to continue to grow by increasing its sales efforts and completing strategic acquisitions. To effectively manage August Technology’s growth, August Technology must, among other things:

•	engage, train and manage a larger sales force and additional service personnel;

•	expand the geographic coverage of August Technology’s sales force;

•	expand August Technology’s information systems;

•	identify and successfully integrate acquired businesses into August Technology’s operations; and

•	administer appropriate financial and administrative control procedures.

August Technology’s anticipated growth will likely place a significant strain on its management, financial, operational, technical, sales and administrative resources. Any failure to effectively manage its growth may cause August Technology’s business to suffer and its stock price to decline.

Increased competition could impair sales of August Technology’s products or cause it to reduce its prices.

August Technology expects its current competitors and other companies to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. Competitive pressures may from time to time require August Technology to selectively reduce prices on August Technology’s systems in an effort to protect August Technology’s market share. Even if August Technology reduces prices, August Technology’s potential customers may choose to purchase competing products developed by August Technology’s competitors, many of whom have development, production, marketing and distribution resources significantly greater than August Technology’s own. Price reductions or lost sales as a result of these competitive pressures would reduce August Technology’s total revenues and adversely impact its financial results.

THE RUDOLPH SPECIAL MEETING

Date, Time and Place; Purpose

This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Rudolph’s board of directors from Rudolph’s stockholders for use at the special meeting of Rudolph’s stockholders, which will be held at          a.m., local time, on February    , 2006, at                 . The special meeting is being held to consider and vote upon:

•	a proposal to approve the issuance of shares of Rudolph common stock to August Technology’s shareholders in connection with the merger;

•	a proposal to adopt the August Stock Plan;

•	a proposal to adjourn the special meeting, if for a period of not more than 30 days, for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the special meeting to approve these proposals; and

•	such other matters as may properly come before the special meeting.

Under Delaware law, stockholders are permitted to consider at the special meeting only the matters contained in the notice of the special meeting.

This joint proxy statement/prospectus is first being mailed to Rudolph’s stockholders on or about January     , 2006.

Recommendation of Rudolph’s Board of Directors

After careful consideration, Rudolph’s board of directors unanimously recommends that you vote “FOR” each of the proposals set forth above under “—Date, Time and Place; Purpose.”

Record Date; Outstanding Shares; Voting Rights

Rudolph’s board of directors has fixed the close of business (5:00 p.m., Eastern time) on January    , 2006 as the record date for determining Rudolph stockholders entitled to notice of, and to vote at, the special meeting. Only Rudolph stockholders at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

As of the record date, approximately          shares of Rudolph common stock were issued and outstanding and entitled to vote at the special meeting. Holders of record of shares of Rudolph common stock are entitled to one vote per share on any matter that may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.

Rudolph intends to conduct the special meeting in accordance with the rules and procedures that it has used in the past with respect to its stockholder meetings. Election inspectors appointed for the meeting will tabulate the votes cast by proxy or in person at the special meeting. The election inspectors will determine whether or not a quorum is present.

Quorum and Vote Required

The presence at the special meeting, either in person or by proxy, of the holders of at least majority of the outstanding shares of Rudolph common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting. The affirmative vote of the holders of at least a majority of the outstanding shares of Rudolph common stock present, in person or by proxy, at the special meeting, is required to approve the issuance of shares of Rudolph common stock in connection with the merger and to adopt the August Stock Plan.

Adjournment or Postponement

If a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies. Any adjournment of the special meeting may be made without notice, other than by an announcement made at the special meeting, by approval of the holders of at least a majority of the shares of Rudolph common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists.

Voting Agreements

Paul F. McLaughlin, Rudolph’s Chairman and Chief Executive Officer, and Liberty Partners Holdings 11, L.L.C., or Liberty, have each entered into a voting agreement with August Technology, which is sometimes referred to in this joint proxy statement/prospectus as a Parent Voting Agreement, pursuant to which each has agreed, among other things, to vote all of their respective shares of Rudolph common stock in favor of Rudolph’s proposal to issue shares of Rudolph common stock in connection with the merger and have executed and delivered to August Technology proxies to vote their shares in favor of this proposal. For more information on these voting agreements, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—The Voting Agreements.” A form of Parent Voting Agreement is attached to this joint proxy statement/prospectus as Annex C.

At the close of business on June 27, 2005, the date of the merger agreement, Mr. McLaughlin beneficially owned 717,471 shares of Rudolph common stock (consisting of 540,000 shares of Rudolph common stock and options to acquire 177,471 shares of Rudolph common stock) and Liberty beneficially owned 2,688,040 shares of Rudolph common stock, collectively representing approximately 20% of the shares of Rudolph common stock outstanding on that date. As of the record date for Rudolph’s special meeting, Mr. McLaughlin beneficially owned          shares of Rudolph common stock and Liberty beneficially owned          shares of Rudolph common stock, collectively representing approximately         % of the shares of Rudolph common stock outstanding on that date.

Voting of Proxies

Shares represented by properly executed proxies (through the return of the enclosed proxy card or submitted over the Internet or by telephone by following the instructions on the enclosed proxy card) received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “FOR” the issuance of shares of Rudolph common stock in connection with the merger agreement. If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this document will be brought before the special meeting.

Revocability of Proxies

The grant of a proxy on the enclosed proxy card does not preclude a stockholder from voting in person. You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	delivering, prior to the special meeting, to the corporate secretary of Rudolph at One Rudolph Road, PO Box 1000, Flanders, NJ 07836, a written notice of revocation bearing a later date or time than the proxy;

•	submitting another proxy by mail that is dated as of a date and/or time that is subsequent to the original proxy and, if applicable, that is properly signed; or

•	attending the special meeting and voting in person.

If your shares are held in “street name,” then you must contact your broker, bank or other nominee to change your vote.

Attendance at the special meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of Rudolph’s stockholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. Rudolph does not expect to adjourn the special meeting for a period of time long enough to require the setting of a new record date for such meeting.

Abstentions and Broker Non-Votes

If you submit a proxy that indicates an abstention from voting, your shares will be counted as present for purposes of determining the existence of a quorum and they will have the effect of votes against the first two proposals set forth above under “—Date, Time and Place; Purpose.”

If you hold your shares in “street name,” your bank or broker cannot vote your shares on the proposal to issue shares of Rudolph common stock in connection with the merger or to adopt the August Stock Plan without specific instructions from you, which are sometimes referred to in this joint proxy statement/prospectus as the broker “non-vote” rules. If you do not provide instructions with your proxy, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank or broker is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will not count for purposes of determining the number of votes cast at the special meeting.

Solicitation of Proxies

Rudolph generally will bear the cost of soliciting proxies from Rudolph’s stockholders, except that Rudolph and August Technology have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part, and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. Rudolph has engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC to assist it in the solicitation of proxies and provide related advice and informational support, for a service fee and the reimbursement of customary disbursements. Rudolph may also solicit proxies from Rudolph’s stockholders by telephone, facsimile, electronic means or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Rudolph will reimburse such company’s custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with doing so.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Rudolph special meeting, please call The Proxy Advisory Group of Strategic Stock Surveillance, LLC at (866) 657-8728 or (212) 850-8150.

THE AUGUST TECHNOLOGY SPECIAL MEETING

Date, Time and Place; Purpose

This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by August Technology’s board of directors from August Technology’s shareholders for use at the special meeting of August Technology’s shareholders, which will be held at          a.m., local time, on February    , 2006, at         . The special meeting is being held to consider and vote upon:

•	a proposal to approve the merger agreement and the merger and the other transactions contemplated by the merger agreement;

•	a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposals; and

•	such other matters as may properly come before the special meeting.

Under Minnesota law, shareholders are permitted to consider at the special meeting only the matters contained in the notice of the special meeting.

This joint proxy statement/prospectus is first being mailed to August Technology’s shareholders on or about January    , 2006.

Recommendation of August Technology’s Board of Directors

After careful consideration, the board of directors of August Technology unanimously approved each of the proposals set forth above under “—Date, Time and Place; Purpose” and unanimously recommends that you vote “FOR” each of these proposals.

Record Date; Outstanding Shares; Voting Rights

August Technology’s board of directors has fixed the close of business (5:00 p.m., Central time) on January    , 2006 as the record date for determining the holders of August Technology common stock who are entitled to receive notice of and to vote at the special meeting or at any adjournment or postponement of the special meeting.

August Technology has one class of common stock outstanding, no par value per share. Each holder of August Technology common stock outstanding on the record date is entitled to one vote for each share held. The holders of a majority of the outstanding shares of August Technology common stock entitled to vote must be present at the special meeting, in person or by proxy, to constitute a quorum to transact business.

As of the record date,          shares of August Technology common stock were outstanding, held by approximately          holders of record.

Admission to the Special Meeting

Only August Technology shareholders of record on the record date, their designated proxies and guests of August Technology may attend the August Technology special meeting. If you plan to attend the August Technology special meeting in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the August Technology special meeting, you must bring to the special meeting a “legal proxy” from the record holder of the shares authorizing you to vote at the August Technology special meeting.

Quorum and Vote Required

A quorum is necessary to hold a valid special meeting of August Technology shareholders. The required quorum for the transaction of business at the August Technology special meeting is a majority of shares of

August Technology common stock issued and outstanding and entitled to vote on the record date present in person or by proxy. Shares that are voted “FOR,” “AGAINST” or “ABSTAIN” are treated as being present at the special meeting for purposes of establishing a quorum. The holders of at least a majority of all of the outstanding shares of August Technology common stock must vote in favor of the merger agreement and the merger in order to approve the proposal to approve the merger agreement and the merger.

Voting Agreements

Each member of August Technology’s board of directors has entered into a voting agreement, which is sometimes referred to in this joint proxy statement/prospectus as a Company Voting Agreement, with Rudolph pursuant to which they have agreed, among other things, to vote all of their respective shares of August Technology common stock in favor of August Technology’s proposal to approve the merger agreement (including actions contemplated by the merger agreement) and the merger and have executed and delivered to Rudolph proxies to vote their shares in favor of such proposal. For more information, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—The Voting Agreements.” A form of Company Voting Agreement is attached to this joint proxy statement/prospectus as Annex B.

At the close of business on June 27, 2005, the date of the merger agreement, August Technology’s directors collectively directly or indirectly beneficially owned 1,348,908 shares of August Technology common stock (consisting of 1,174,362 shares of August Technology common stock and options to acquire 174,546 shares of August Technology common stock) representing approximately 7.4% of the shares of August Technology common stock outstanding on that date. As of the record date for the August Technology special meeting, August Technology’s directors collectively directly or indirectly beneficially owned          shares of August Technology common stock (consisting of          shares of August Technology common stock and options to acquire          shares of August Technology common stock), representing approximately         % of the shares of August Technology common stock outstanding on that date.

Voting; Proxies, Revocation

General

August Technology shareholders of record as of the August Technology record date may vote their shares by attending the August Technology special meeting and voting their shares in person, by completing, signing and dating their proxy cards and mailing them in the postage pre-paid envelope enclosed for that purpose or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. August Technology shareholders holding shares of August Technology common stock in “street name,” which means that their shares are held of record by a broker, bank or other nominee, may vote by mail by completing, signing and dating the voting instruction forms for the August Technology special meeting provided by their brokers, banks or other nominees and returning their voting instruction forms to the record holders of their shares. Even if you plan to attend the special meeting, August Technology recommends that you vote prior to the special meeting. You can always change your vote as described below.

Voting by Proxy

All properly executed proxies that are received prior to the August Technology special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If you do not specify how you wish August Technology to vote your shares, your shares will be voted “FOR” the proposal to approve the merger agreement and the merger. Proxy holders will also vote shares according to their discretion on any other matter properly brought before the special meeting.

You may receive more than one proxy card depending on how you hold your shares. Generally, you need to sign and return all of your proxy cards to vote all of your shares. For example, if you hold shares through someone else, such as a stockbroker, you may get proxy material from that person.

Changing Your Vote

August Technology shareholders may change their votes at any time prior to the vote at the August Technology special meeting. August Technology shareholders of record may change their votes by granting new proxies bearing a later date (which automatically revoke the earlier proxies) or by attending the August Technology special meeting and voting in person. Attendance at the August Technology special meeting in and of itself will not cause previously granted proxies to be revoked, unless August Technology shareholders so request. August Technology shareholders may also revoke their proxies by notifying the secretary of August Technology in writing. Written notices of revocation and other communications with respect to revocation of August Technology proxies should be addressed to:

August Technology Corporation

4900 West 78th Street

Bloomington, Minnesota 55435

Attn: Secretary

(952) 820-0080

August Technology shareholders who hold their August Technology shares in “street name” may change their votes by submitting new voting instructions to the record holders of their shares or by attending the August Technology special meeting and voting in person, provided that they have obtained a signed “legal proxy” from the record holders of their shares giving them the right to vote their shares at the August Technology special meeting. August Technology shareholders who hold their shares in “street name” should contact the record holders of their shares for information about obtaining legal proxies for the August Technology special meeting.

Abstentions and Broker Non-Votes

Any broker non-votes submitted by brokers or other nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. Under the broker “non-vote” rules, the proposal to approve the merger agreement and the merger and the proposal to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because the proposal to approve the merger agreement and the merger is required to be approved by the holders of at least a majority of the outstanding shares of August Technology common stock, abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal. For the same reason, the failure of any August Technology shareholder to vote by proxy or in person at the special meeting will have the effect of a vote “AGAINST” this proposal. Because of the vote required for the proposal to adjourn the special meeting, abstentions and broker non-votes will have no effect on this proposal.

Proxy Solicitation

August Technology is soliciting proxies for the August Technology special meeting from August Technology shareholders. August Technology will bear the entire cost of soliciting proxies from August Technology shareholders, except that Rudolph and August Technology have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part, and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. August Technology has engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC to assist it in the solicitation of proxies and provide related advice and informational support, for a service fee and the reimbursement of customary disbursements not to exceed $30,000 in the aggregate. August Technology also may use several of its regular employees, who will not be specially compensated, to solicit proxies from August Technology shareholders, either personally or by telephone, electronic means, telegram or facsimile. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and August Technology will reimburse such company’s custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with doing so.

Please do not send in any August Technology stock certificates with your proxy cards or voting instruction forms.

Postponements and Adjournments

Postponements and adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. August Technology does not currently intend to seek an adjournment of the August Technology special meeting.

Dissenters’ Rights

Under the MBCA, if you do not vote to approve the merger agreement and merger and if you follow certain procedures in lieu of receiving the merger consideration, you have the right to receive payment in cash for the fair value of your shares of August Technology common stock. If you are seeking to exercise your statutory dissenters’ rights, you must follow certain procedures as outlined in Sections 302A.471 and 302A.473 of the MBCA. Merely voting against the merger agreement will not preserve your rights. The statutory procedures for perfecting dissenters’ rights under the MBCA are described in the section of this joint proxy statement/prospectus entitled “The Merger—Dissenters’ Rights in Connection with the Merger.” The relevant sections of the MBCA governing this process are reprinted in their entirety and attached to this document as Annex F.

Assistance

If you need assistance in completing your proxy card or have questions regarding the August Technology special meeting, please call The Proxy Advisory Group of Strategic Stock Surveillance, LLC at (866) 657-8728 or (212) 850-8150.

RUDOLPH PROPOSAL NO. 1 AND AUGUST TECHNOLOGY PROPOSAL NO. 1

THE MERGER

Background of the Merger

From time to time during 2003 and 2004, senior management of Rudolph met with Rudolph’s board of directors to discuss expanding Rudolph’s business by acquiring one or more companies that offered best-of-breed technology solutions in the semiconductor process control sector. Rudolph believed that it had the opportunity to position itself as a consolidator in this sector because small cap companies in this sector were increasingly at a disadvantage when competing with large cap companies, in part because of the significant investments that must be made in research and development. From time to time during 2003 and 2004, consistent with Rudolph’s strategy of investigating potential expansion opportunities as they arose, senior management of Rudolph engaged in preliminary discussions with senior management of August Technology regarding a possible business combination between the companies.

Beginning in early 2003, August Technology’s board of directors began to consider ways to expand August Technology’s market presence as well as enhance shareholder value beyond its ability to grow internally. From April 2003 through July 2004, August Technology completed three small acquisitions, adding critical inspection and defect information software systems to its product portfolio. During that time, Jeff L. O’Dell, August Technology’s Chairman and Chief Executive Officer, and Stan Piekos, August Technology’s Chief Financial Officer, met with industry participants and management of other larger inspection and metrology companies to assess the merits of a strategic merger or alliance that would allow August Technology to add critical mass and shareholder value.

At August Technology’s regular second quarter board of directors meeting held on July 23, 2004, management provided to the board of directors a list of six potential business combination partners, a brief description of the business and financial information regarding each prospect, a commentary on the fit of each prospect with August Technology and a description of any discussions they had previously held with each prospect.

On September 9, 2004, August Technology’s board of directors met with representatives of Needham & Company, an investment bank, and a senior industry participant to consider business development opportunities in the semiconductor equipment sectors, including a strategic business combination transaction. The board of directors reviewed six potential strategic business combination partners, including Nanometrics and Rudolph.

August Technology’s board of directors evaluated each of the six potential partners against the following attributes that it considered desirable in a business combination partner:

•	a partner with complementary products and solutions and an established presence in front-end wafer processing applications such as lithography, chemical mechanical polishing, or CMP, and etch, where August Technology products were being introduced;

•	a partner with its own growth momentum and with whom August Technology could deliver revenue synergies;

•	a partner with no or minimal product and technology overlaps that would have to be rationalized with the customer and employee base;

•	a partner with whom August Technology could share the burden of common expenses, including technology development investments, like automation platforms, and sales and service infrastructure, and increasing costs of being a United States public company;

•	a partner with a strong management team operating in a similar culture of growth and innovation; and

•	a partner with a currency in the form of common stock that provided upside and an ownership structure which would allow August Technology’s shareholders to meaningfully participate in the combined company should the business combination take the form of a merger in which August Technology is not the surviving entity.

Based on the application of these criteria to each of these potential partners, August Technology’s board of directors concluded that August Technology should initiate discussions with Nanometrics Incorporated, a manufacturer of thin film metrology systems located in Milpitas, California.

In September 2004, August Technology began preliminary discussions with Nanometrics regarding their respective products and the markets and customers that each served.

In October 2004, Paul F. McLaughlin, Chairman and Chief Executive Officer of Rudolph, invited Mr. O’Dell to meet with him at an industry conference to engage in discussions regarding a potential business combination transaction between the two companies. Although Mr. O’Dell’s schedule did not permit him to attend the proposed meeting, Rudolph continued to be interested in pursuing a possible business combination transaction with August Technology.

On October 15, 2004, August Technology’s board of directors authorized management to pursue discussions with Nanometrics regarding a potential business combination and to engage Needham & Company LLC, or Needham & Company, as August Technology’s financial advisor to assist in evaluating potential new business development opportunities, including the continuing business combination discussions with Nanometrics. On October 26, 2004, August Technology and Nanometrics signed a confidentiality agreement that included a “nonsolicitation” provision prohibiting each party from soliciting the employees of the other party and a “standstill” provision prohibiting each party from making offers directly to the shareholders of the other party.

In November 2004, representatives of Rudolph met with representatives of Piper Jaffray & Co., or Piper Jaffray, to discuss merger and acquisition opportunities, including a potential transaction with August Technology. In the course of these discussions, representatives of Rudolph were informed that August Technology had engaged an investment banking firm in order to pursue strategic opportunities. On December 13, 2004, Rudolph engaged Piper Jaffray to act as its financial advisor in connection with a potential business combination transaction with August Technology.

August Technology and Nanometrics continued discussions throughout November and December, leading to the execution of an additional confidentiality agreement on December 17, 2004 that supplemented the October 26, 2004 confidentiality agreement by adding a “no shop” provision restricting each party from talking to other potential business combination partners until January 14, 2005.

Following the execution of that confidentiality agreement on December 17, 2004, Michael Wright, an August Technology director, received a letter from Ken Schroeder, KLA’s President and Chief Executive Officer, indicating his interest in a strategic business combination between August Technology and KLA. Attached to the KLA letter was a preliminary, non-binding indication of interest to acquire all the outstanding shares of August Technology common stock at $11.00-$12.00 per share. The indication of interest was based solely on publicly available information, and was subject to, among other things, the successful completion of KLA’s due diligence review of August Technology and the approval of KLA’s board. KLA stated that the proposed price per share represented a 17%-28% premium to the latest closing price of August Technology’s common stock and a 25%-41% premium to August Technology’s current enterprise value, excluding cash.

In connection with its review of KLA’s indication of interest and subsequent communications from KLA, August Technology’s management reviewed with the board the preliminary acquisition discussions between August Technology and KLA that took place in late 2002 and early 2003. In late 2002, at KLA’s request, KLA and August Technology discussed a possible acquisition of August Technology by KLA. Mr. Schroeder was Chief Executive Officer of KLA at that time. In the course of these discussions, Mr. O’Dell communicated to KLA that August Technology was willing to disclose information and engage in serious discussions, provided that KLA was willing to consider a purchase price of approximately $12 per share (August Technology’s initial public offering price) and sign an appropriate confidentiality agreement. Without objecting to the price proposed by August Technology, KLA proceeded to negotiate a confidentiality agreement that was executed by both parties on January 13, 2003. On that date, August Technology’s common stock closed at a price of $5.05 per share. KLA then conducted a due diligence review of August Technology’s business, specifically requesting competitively sensitive information including market forecasts by segment, data on total available markets or serviceable available markets, market share and revenue. KLA also specifically requested August Technology forecasts for 2003 through 2005 and information regarding August Technology’s semiconductor strategy and technology plans. Among other things, August Technology disclosed information regarding its recently-initiated 2002 joint development agreement with Samsung that later resulted in the introduction of August Technology products in the front end of the semiconductor manufacturing process. Following this due diligence review, on February 14, 2003, KLA informed August Technology that it was willing to proceed with a transaction, but only at a price of $5.12 per share, less than half of the $12.00 per share price originally proposed by August Technology. In response, August Technology immediately terminated the discussions with KLA. KLA attempted to justify its offer by reference to current market prices, noting that August Technology’s common stock closed at $2.92 per share on February 14, 2003. Since August Technology’s management did not believe that anything in the due diligence review justified a decrease in valuation by more than half, August Technology’s management team and board questioned the sincerity of KLA’s decision to proceed after August Technology had communicated to KLA that August Technology was willing to proceed only if KLA would consider an offer of approximately $12 per share. August Technology’s management and board were concerned that KLA may have acted primarily for the purpose of gaining competitively sensitive confidential information about August Technology for KLA’s own competitive use. By the end of 2003, August Technology’s common stock was trading in excess of $18.50 per share.

Each of the six potential strategic business combination partners considered by August Technology’s board on September 9, 2004 was approximately the same size as August Technology. August Technology’s board of directors observed that smaller companies in the semiconductor capital equipment industry generally traded at lower valuation multiples, including the ratio of enterprise value to revenues, than larger companies such as KLA and believed that this difference was due in part to the inability of smaller companies to achieve efficiencies of scale in a global marketplace, their need to spend a larger percentage of revenues on research and development to keep pace with technological developments and the competitive disadvantage of offering a narrower range of products than larger competitors. Specifically, for the preceding 12 months this ratio was 3.6 for KLA, 1.7 for August Technology and 2.7 for Rudolph. The mean and median ratios for the group of companies reviewed by August Technology’s board of directors were both 2.0.

Based on these considerations, August Technology’s board of directors concluded that by combining its business with a similarly sized strategic partner in a stock transaction, it could address these disadvantages and achieve a higher valuation multiple that would produce greater long-term value for shareholders. Furthermore, the board considered the possibility that subsequent business combinations might follow, adding to the potential efficiencies that might be achieved by a larger organization. In order to implement this strategy, August Technology’s board of directors sought to structure a transaction that would allow August Technology’s shareholders to continue to own an equity interest in, and participate in the growth of, a combined company. Accordingly, KLA was not one of the strategic business combination partners considered by August Technology’s board of directors because its larger size and higher trading multiple did not offer the same growth potential.

On December 21, 2004, August Technology responded by letter to Mr. Schroeder stating that August Technology was not for sale and that its board of directors believed that its current strategic direction would best achieve the board’s objective of enhancing shareholder value.

On January 19, 2005, August Technology received another letter from KLA expressing disappointment in August Technology’s response to KLA’s December 17, 2004 letter and indicating its interest in acquiring August Technology for up to $12.00 per share in cash, which represented approximately a 31% premium to August Technology’s then current market price. KLA stated that it was prepared to consider a higher valuation range upon completion of high level due diligence, principally in the areas of financial, operational and customer aspects of August Technology. KLA also indicated that it was prepared to consider using stock as consideration for some or all of the transaction consideration if that would be attractive to August Technology. KLA indicated that its executives and board of directors were committed to moving forward with discussions and due diligence in order to reach a mutually agreeable transaction.

On January 19, 2005, August Technology’s board of directors met with representatives of its legal counsel, Fredrikson & Byron, P.A., and Needham & Company to discuss the January 19 letter from KLA and the proposed business combination with Nanometrics. August Technology’s board of directors considered the references in KLA’s letter to an “up to $12 per share” cash price and the potential for a “higher valuation range,” as compared to the opportunities presented by the proposed merger with Nanometrics. Based on the 2003 experience with KLA, August Technology’s board of directors considered the possibility that the price offered by KLA might not be a firm price and might be reduced after KLA conducted due diligence as KLA had done two years earlier. August Technology’s board of directors, with the advice of its financial advisors, concluded that the proposed merger with Nanometrics provided an opportunity for greater growth in shareholder value than the preliminary proposal from KLA. August Technology’s board of directors decided to reject the KLA proposal and continue negotiations regarding the merger with Nanometrics.

On January 20, 2005, Mr. McLaughlin contacted Mr. O’Dell via email to express Rudolph’s interest in engaging in a business combination transaction with August Technology.

On January 20, 2005, August Technology’s board of directors authorized the execution of a merger agreement with Nanometrics and related transactions, the terms of which were consistent with the strategic objectives outlined by August Technology’s board of directors at its September 9, 2004 meeting. Nanometrics and August Technology executed the merger agreement as of January 21, 2005 and issued a joint press release announcing the execution of the merger agreement on the same day. Under the terms of the merger agreement, each share of August Technology common stock was to be exchanged for 0.6401 of a share of Nanometrics common stock. Based on the $13.10 per share closing price of Nanometrics common stock on January 20, 2005, the implied value of the merger consideration was $8.39 per share of August Technology common stock.

In late January, Mr. McLaughlin met on a number of occasions with a working group of Rudolph’s board of directors, which is referred to in this joint proxy statement/prospectus as the M&A working group, consisting of Mr. McLaughlin and three other Rudolph directors, to discuss Rudolph’s continuing interest in a potential business combination transaction with August Technology following the announcement of the proposed merger with Nanometrics. The M&A working group recommended that Rudolph pursue a transaction with August Technology and, based on that recommendation, Mr. McLaughlin discussed with Rudolph’s full board of directors on January 27, 2005 the possibility of making a proposal to August Technology. Rudolph’s board of directors authorized Mr. McLaughlin to contact Mr. O’Dell to express Rudolph’s interest in a transaction.

On January 27, 2005, Mr. McLaughlin sent a letter to Mr. O’Dell stating Rudolph’s interest in entering into a business combination transaction with August Technology. Specifically, Mr. McLaughlin stated that Rudolph was prepared to enter into a merger with August Technology based on a share exchange ratio of 0.6239 of a share of Rudolph common stock for each share of August Technology common stock (equivalent to $10.50 per share of August Technology common stock, based on the closing price of Rudolph common stock on January 27, 2005). Each August Technology shareholder would be entitled to elect to receive all cash, stock or a combination of cash and stock, subject to proration based on a minimum of $40 million cash consideration paid in the merger. This reflected an aggregate purchase price of over $185 million. Rudolph also indicated that it was prepared to enter into a customary and reasonable confidentiality agreement no less favorable to August Technology than the one between August Technology and Nanometrics.

Also on January 27, 2005, Rudolph issued a press release announcing that it had made an offer to the board of directors of August Technology to enter into a business combination transaction with August Technology. The terms of the transaction announced in the press release were slightly different from those described in Rudolph’s letter to Mr. O’Dell. Specifically, Rudolph stated that it was prepared to enter into a merger with August Technology whereby each shareholder of August Technology would receive the value of $2.16 per share in cash and 0.4955 of a share of Rudolph common stock (equivalent to $10.50 per share of August Technology common stock, based on the closing price of Rudolph common stock on January 27, 2005). The offer included the option for each August Technology shareholder to elect to receive all cash, stock or a combination of cash and stock, subject to proration based on a minimum of $40 million cash consideration paid in the merger, which reflected an aggregate purchase price of over $190 million. Rudolph further stated that it had advised August Technology’s board of directors that it was prepared to meet with August Technology as early as the following day and to move expeditiously to close a transaction.

On January 28, 2005, August Technology’s board of directors met with representatives of Needham & Company and Fredrikson & Byron to discuss Rudolph’s proposal. Representatives of Fredrikson & Byron reviewed with the board of directors the requirements under the Nanometrics merger agreement that had to be satisfied before any discussion or negotiations with Rudolph would be permitted. In this regard, the Nanometrics merger agreement prohibited August Technology from engaging in any discussions or negotiations with a third party unless that third party first entered into a confidentiality agreement containing terms, including standstill provisions, no less favorable to August Technology than the terms of the confidentiality agreement that August Technology had entered into with Nanometrics. The board acknowledged that it did not have sufficient information to make accurate projections of the potential operations of Rudolph and August Technology as a combined entity, and that a thorough analysis required information which could be obtained only through a cooperative due diligence process with Rudolph. The board of directors agreed, based on the advice of its financial advisors and legal counsel, to further examine the Rudolph offer so long as Rudolph first executed a confidentiality agreement that satisfied the requirements of the Nanometrics merger agreement.

Accordingly, that same day, August Technology delivered a confidentiality agreement to Rudolph that complied with the requirements of the Nanometrics merger agreement, in order to be able to pursue discussions with Rudolph and further evaluate Rudolph’s proposal.

On January 31, 2005, August Technology issued a press release announcing that it had reviewed Rudolph’s proposal. August Technology reaffirmed its commitment to the proposed Nanometrics merger but also announced it would further review and analyze Rudolph’s proposal if Rudolph executed a confidentiality agreement that was substantially the same as the one in place between August Technology and Nanometrics.

On February 4, 2005, August Technology’s board of directors met with representatives of Needham & Company and Fredrikson & Byron to further discuss Rudolph’s proposal. Representatives of Fredrikson & Byron discussed with the board its fiduciary duties with respect to Rudolph’s proposal and the provisions of the merger agreement with Nanometrics related to August Technology’s ability to enter into discussions with third-party bidders such as Rudolph.

At this board meeting, August Technology’s board of directors discussed the reasons for a strategic transaction and a comparison of the strategic benefits of Rudolph and Nanometrics as strategic partners. August Technology’s board of directors discussed August Technology’s evaluation of Rudolph (without the benefit at that time of a due diligence investigation of Rudolph) and Nanometrics in the areas of:

•	broadening product offerings;

•	sales, service and application support;

•	technology leadership; and

•	strong public market presence.

In addition, the board discussed an analysis, prepared by Needham & Company, comparing estimates of the implied value per share of August Technology common stock by the end of 2006, first assuming a merger with Nanometrics and then assuming a merger with Rudolph. Based on projections of August Technology’s and Nanometrics’s operating results provided by August Technology’s management and publicly-available information regarding Rudolph, the estimated implied value per share of August Technology common stock at the end of 2006 assuming a merger with Nanometrics was higher than the estimated implied value of August Technology common stock assuming a merger with Rudolph. The board concluded that it would not begin discussions regarding a transaction with Rudolph on the terms proposed.

For the analysis assuming a merger of August Technology with Nanometrics, Needham & Company used projected 2005 and 2006 financial statements provided by the respective managements of August Technology and Nanometrics and revenue synergies jointly developed by management of August Technology and Nanometrics in connection with their examination of the proposed merger. Both August Technology and Nanometrics anticipated growth in net revenues during 2005 and 2006, based on past growth trends, market acceptance of new products and opportunities that they had identified in their markets. In addition, each of August Technology and Nanometrics believed that net revenues of the combined company in 2006 could be increased by approximately $9 million by cross selling the other party’s products to its customers. This estimate assumed that Nanometrics’ greater market presence in the front end of the semiconductor manufacturing process would enable the combined company to expand sales of August Technology’s inspection equipment to front end customers. Similarly, the estimate assumed that the combined company would be able to expand sales of Nanometrics’ metrology products to existing August Technology customers. Each of August Technology and Nanometrics also believed that 2006 operating expenses could be decreased by approximately $7.75 million, largely through efficiencies of scale and elimination of overlapping functions, including reductions in selling, general and administrative expenses and research and development expenses. The amount of these expense savings was estimated by determining Nanometrics’ expenses as a percentage of Nanometrics’ annual revenues and applying these percentages against the estimated revenues of the combined company. August Technology and Nanometrics based these estimates on the assumption that the combined company would be able to maintain expenses at the same percentage of revenues achieved at that time by the Nanometrics business model.

Based on estimated 2006 revenues for August Technology and Nanometrics aggregating $236.5 million and assuming synergies that would increase revenues by $9 million and decrease expenses (through the application of the Nanometrics business model as described above) by $7.75 million (the middle of the range of synergies presented), pro forma 2006 earnings for the combined company were estimated at $2.14 per share of the combined company’s stock. Based on an assumed price/earnings multiple of 20, the estimated implied value per share of the combined company’s common stock at the end of 2006 was $42.77. Using the exchange ratio negotiated by August Technology and Nanometrics of 0.6401 of a share of Nanometrics common stock for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $27.38.

For the analysis assuming a merger with Rudolph, Needham & Company used Rudolph’s publicly announced proposal for a merger resulting in August Technology shareholders receiving $2.16 in cash and 0.4955 of a share of Rudolph common stock for each share of August Technology common stock. Needham & Company’s analysis used projected financial statements for 2005 and 2006 provided by management of August Technology and projections for Rudolph published by a market analyst that regularly followed Rudolph with estimates consistent with consensus estimates of twelve analysts providing research and estimates on Rudolph common stock. Consensus estimates were not used because they only included revenue and earnings per share information. Needham & Company used synergies estimated by August Technology management, including an assumption that net revenues of the combined company would be less than the sum of the projected net revenues of the separate companies. August Technology management believed that market demand was insufficient to allow both August Technology and Rudolph to achieve their projections, particularly since August Technology and Rudolph sell competing products to the same customers. Assuming negative synergies resulting in loss of net revenues of $24 million and positive synergies that decrease cost of goods sold by $10.6 million and other expenses by $4 million (the middle of the range of synergies presented), pro forma 2006 earnings for the combined entity were estimated at $0.84 per share of the combined company’s stock. Based on an assumed price/earnings multiple of 20, the estimated implied value per share of the combined company’s common stock at the end of 2006 was $16.89. Using the proposed merger consideration of $2.16 in cash and 0.4955 of a share of

Rudolph common stock for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $10.53.

On February 7, 2005, August Technology issued a press release announcing that it continued to await Rudolph’s execution of an acceptable confidentiality agreement, and, accordingly, that it was not engaged in any discussion with Rudolph regarding a business combination transaction.

On February 9, 2005, Mr. O’Dell received a letter from Mr. Schroeder in which Mr. Schroeder expressed disappointment in learning that August Technology entered into a merger agreement with Nanometrics and reiterated its interest in pursuing a merger with August Technology. Specifically, KLA indicated that it was interested in acquiring August Technology for $11.50 per share, which KLA stated represented a 34% premium to the value implied by the Nanometrics merger and a 13% premium to the value implied by Rudolph’s proposal. KLA also stated that it was willing to consider using stock as consideration, it intended to finance the transaction through its existing cash balance and it would be very interested in retaining key August Technology employees.

On February 9, 2005, August Technology’s board of directors held a special meeting to discuss the letter from KLA. Representatives of Needham & Company, Fredrikson & Byron and the law firm of Wachtell, Lipton, Rosen & Katz, or Wachtell, participated in the meeting. Legal counsel discussed with the board its fiduciary duties with respect to KLA’s indication of interest and August Technology’s obligations under the Nanometrics merger agreement.

On February 11, 2005, Rudolph purchased 100 shares of August Technology common stock in the open market for a purchase price of $11.89 per share. Rudolph purchased these shares in order to become a shareholder of record in connection with, and in order to be able to assert its rights with respect to, its offer to merge with August Technology.

On February 11, 2005, August Technology’s board of directors held another special meeting to discuss the letter from KLA. At this meeting, the board of directors discussed an analysis, prepared by Needham & Company, comparing estimates of the implied value per share of August Technology common stock at the end of 2006, first assuming the merger with Nanometrics, then assuming the proposed merger with Rudolph, and finally assuming a merger with KLA in which each share of August Technology common stock was converted into $11.50 of value in KLA stock.

For the analysis assuming the merger between August Technology and Nanometrics, Needham & Company presented the same analysis that is discussed above with respect to the February 4, 2005 board of directors meeting, except that pro forma 2006 earnings for the combined company were estimated at $2.13 per share of the combined company’s common stock instead of $2.14 per share, due to changes in market prices in the intervening period that increased estimated amortization expense. Based on an assumed price/earnings multiple of 20, the estimated implied value per share of the combined company’s common stock at the end of 2006 was $42.63. Using the exchange ratio of 0.6401 of a share of Nanometrics common stock for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $27.28.

For the analysis assuming a merger with Rudolph, Needham & Company presented the same analysis that is discussed above with respect to the February 4, 2005 board of directors meeting, except that pro forma 2006 earnings for the combined company were estimated at $0.82 per share of combined company stock instead of $0.84 due to changes in market prices in the intervening period that increased estimated amortization expense. Based on an assumed price/earnings multiple of 20, the estimated implied value per share of the combined company’s common stock at the end of 2006 was $16.34. Using the proposed merger consideration of $2.16 in cash and 0.4955 of a share of Rudolph common stock for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $10.25.

In order to evaluate KLA’s suggestion that it was willing to use its common stock instead of cash in its proposed transaction, the August Technology board of directors requested that Needham & Company prepare an analysis of a stock-for-stock merger designed to deliver value, based on current market prices, of $11.50 per share of August Technology common stock. Based on the closing price of KLA common stock on February 10, 2005, an exchange ratio of 0.23998 of a share of KLA common stock would be equivalent to $11.50. For the analysis assuming such a merger with KLA, Needham & Company used projected financial statements for 2005 and 2006 provided by management of August Technology and projections for KLA published by a market analyst who regularly followed KLA with estimates within the range of the consensus estimates. Consensus estimates were not used because they included only revenue and earnings per share information.

The pro forma income statements presented in Needham & Company’s analysis included the assumptions made by management of August Technology with respect to cost synergies resulting from the merger. Because KLA is significantly larger than August Technology, management of August Technology assumed that all of August Technology’s selling, general and administrative expense would be eliminated and that August Technology’s research and development expense would be reduced by approximately $8 million. Because revenues for KLA are significantly greater than August Technology’s revenues, August Technology management assumed that a KLA acquisition of August Technology would have no material impact on KLA’s operations. The combined revenue was therefore estimated by August Technology management as the sum of the 2006 projections for KLA and August Technology without revenue synergies. Assuming synergies that decrease expenses by $35.3 million (the middle of the range of synergies presented) and assuming all shares of August Technology common stock were converted to KLA shares with no cash payment, pro forma 2006 earnings for the combined entity were estimated at $1.96 per share of combined company stock. Because KLA has historically traded at a higher multiple than August Technology or Rudolph, a price/earnings multiple of 23 was assumed, resulting in an estimated implied value per share of the combined company’s common stock at the end of 2006 of $45.11. Using an exchange ratio of 0.23998 of a share of KLA stock (implied from the $11.50 per share proposal) for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $10.83.

Since the analysis showed that the estimated implied value per share of August Technology common stock at the end of 2006 assuming a merger with Nanometrics was higher than the estimated implied value per share of August Technology common stock at the end of 2006 assuming a merger with either Rudolph or KLA, August Technology’s board of directors recommended that August Technology continue to pursue the completion of the Nanometrics merger.

August Technology’s board of directors noted, however, that this analysis of the Nanometrics merger was based upon August Technology and Nanometrics management estimates, including estimates of revenue synergies, developed after extensive due diligence, while the analyses of the Rudolph and KLA proposals were based in part upon research analyst estimates and August Technology management estimates of synergies and cost savings that were made without the benefit of any due diligence. Legal counsel recommended that August Technology perform due diligence with Rudolph and KLA only if both signed confidentiality agreements that complied with the requirements of the Nanometrics merger agreement in order to avoid breaching the Nanometrics merger agreement, which could trigger the obligation for August Technology to pay Nanometrics an $8.3 million break up fee plus Nanometrics’s expenses. August Technology’s board of directors concluded that it would further examine both Rudolph’s and KLA’s proposals, provided that each of Rudolph and KLA executed a confidentiality agreement that complied with the requirements of the Nanometrics merger agreement.

In connection with its review of the advice and analysis presented by Needham & Company, the August Technology board of directors considered the fact that a substantial portion of Needham & Company’s financial advisory fee is contingent on the closing of a transaction. The board did not believe that this fact influenced Needham & Company’s conclusions regarding its advice to the board, due in part to the apparent objectivity of Needham & Company’s analysis using assumptions prepared by management and well-accepted methods of analysis. In addition, the board noted that Needham & Company would receive a fee in the event a transaction were completed with a party other than Nanometrics, and if the overall value of that transaction were greater, Needham & Company would receive a higher fee.

August Technology issued a press release on February 11, 2005 announcing that it had reviewed KLA’s proposal. In this release, August Technology reaffirmed its commitment to the proposed Nanometrics merger but said that it would review KLA’s proposal further only if KLA entered into a confidentiality agreement having provisions no less favorable to August Technology than those contained in the confidentiality agreement between August Technology and Nanometrics.

Beginning on February 11, 2005, Rudolph’s counsel, Latham & Watkins LLP, and Fredrikson & Byron began negotiating the terms of a confidentiality agreement between Rudolph and August Technology.

From time to time during March and April, Mr. McLaughlin met with Rudolph’s M&A working group to review the status of discussions and negotiations with August Technology regarding a confidentiality agreement and a potential transaction between the two companies.

On March 2, 2005, Fredrikson & Byron delivered a proposed confidentiality agreement to KLA’s legal counsel. On March 7, 2005, Fredrikson & Byron discussed with KLA’s legal counsel KLA’s objections to this agreement. Fredrikson & Byron invited KLA’s legal counsel to make a written counterproposal setting forth terms acceptable to KLA, consistent with the terms of the Nanometrics merger agreement. However, to date, neither August Technology nor Fredrikson & Byron has received a counterproposal from KLA.

In addition, on March 10, 2005, the Antitrust Division of the United States Department of Justice, or the DOJ, notified August Technology that it had commenced an investigation into the competitive aspects of the proposals submitted to August Technology by Rudolph and KLA. Following its announcement of the investigation, the DOJ conducted interviews with senior executives of August Technology and requested that August Technology provide documents and information regarding its products and the markets in which August Technology competes.

On March 15, 2005, August Technology’s board of directors met to discuss the Nanometrics merger and proposed confidentiality agreements with Rudolph and KLA. A representative of Fredrikson & Byron summarized for the board the status of discussions with KLA, Rudolph and Nanometrics regarding the proposed confidentiality agreements with KLA and Rudolph. KLA had rejected August Technology’s proposed confidentiality agreement while Rudolph had responded with proposed changes. The proposed changes were presented to legal counsel for Nanometrics and Nanometrics refused to consent to such changes. The board concluded that further discussions should take place between the principals of August Technology and Nanometrics as well as legal counsel for the two companies in an effort to reach an agreement with Rudolph concerning a confidentiality agreement. The board also discussed the status of August Technology and Nanometrics integration planning. Mr. O’Dell summarized for the board his meetings with the integration planning team. The board discussed its concerns regarding the pace of integration planning and the lack of planning regarding the identification of key personnel to manage August Technology’s operations in Minnesota. August Technology’s board of directors noted that it had received notification of early termination of the waiting period under the HSR Act in connection with the Nanometrics merger.

On March 24, 2005 August Technology’s board of directors met to discuss, among other things, the status of August Technology’s discussions regarding a confidentiality agreement with Rudolph, potential actions by KLA and integration planning with Nanometrics. A representative of Fredrikson & Byron discussed with the board the status of discussions with Rudolph regarding a confidentiality agreement. August Technology and Rudolph had negotiated (but not yet entered into) a confidentiality agreement and were working to schedule an initial due diligence meeting. The board discussed the possible actions KLA may initiate in response to the filing of the Nanometrics S-4 registration statement and the announcement that discussions had begun with Rudolph. KLA reported in its February 9, 2005 press release regarding its proposal to acquire August Technology that, as of that date, it had acquired 4.2% of August Technology’s outstanding stock. August Technology’s board of directors discussed the possible intentions of KLA in light of its past negotiating history with August Technology and the fact it refused to execute the same proposed confidentiality agreement as Rudolph. In this regard, August Technology’s board of directors discussed August Technology’s experience with KLA in late 2002 and 2003 and the possibility that KLA may not intend to acquire August Technology for its full value but rather as a means of maintaining or furthering its competitive position in the marketplace by preventing the formation of a more effective competitor through a combination of August Technology with either Nanometrics or Rudolph. The board discussed the possibility that KLA could make an unsolicited tender offer directly to August Technology’s shareholders in lieu of negotiating an agreement with the August Technology board of directors. The board of directors believed that such a tender offer could result in a sale of August Technology at a price lower than could be obtained in a negotiated transaction and deprive August Technology’s shareholders of the opportunity to realize greater long term value through a strategic business combination. Finally the board discussed the status of the efforts toward integration planning between Nanometrics and August Technology. August Technology’s board of directors was not satisfied with the pace of integration planning and hoped to make more progress following the filing of the Form S-4 Registration Statement for the Nanometrics merger on March 28, 2005. In this filing, August Technology’s board of directors recommended that August Technology’s shareholders vote to approve the merger agreement and the merger with Nanometrics.

On April 4, 2005, August Technology and Rudolph entered into a confidentiality agreement and began due diligence meetings in Bloomington, Minnesota which continued through the afternoon of April 5, 2005. Immediately following the execution of the confidentiality agreement, August Technology and Rudolph issued press releases announcing the confidentiality agreement and the fact that they were engaged in discussions. Rudolph had declined to execute the confidentiality agreement or make any announcement regarding the proposed discussions before the day the due diligence meetings actually began.

The April 4 and 5 meetings were attended by senior management of Rudolph and August Technology, representatives of Needham & Company, Piper Jaffray, Fredrikson & Byron and Rudolph’s legal counsel, Latham & Watkins. Each company presented a summary of their respective businesses, key product lines and markets, and the parties discussed the broad issues the parties must address in their negotiations, including August Technology’s requirement that August Technology’s shareholders receive not less than 40% of the combined organization’s stock and representation on the combined company’s board of directors. Rudolph indicated that it was prepared to give August Technology representation on the combined company’s board. In addition, Rudolph proposed operating the combined company’s macro inspection business and engineering in Minnesota. Both companies initiated their legal and financial due diligence investigations.

On April 5, 2005, Mr. McLaughlin had a breakfast meeting with Messrs. O’Dell, Piekos and Wright to discuss Rudolph’s interest in a transaction with August Technology.

On April 7, 2005 Mr. O’Dell and Mr. Piekos met with Mr. McLaughlin and other members of the Rudolph management team to develop a more comprehensive understanding of the two companies and to discuss key merger considerations including synergies, deal economics (including termination fees), management and corporate governance of the combined company, regulatory issues and name and branding considerations.

On April 8, 2005, Fredrikson & Byron sent to KLA’s legal counsel a confidentiality agreement in substantially the same form as that executed by Rudolph, and stated that August Technology would also be willing to begin discussions with KLA if KLA executed this confidentiality agreement. KLA again rejected August Technology’s proposed confidentiality agreement and was not willing to begin discussions on that basis.

On April 12, 2005 August Technology’s board of directors held a teleconference meeting. Mr. O’Dell and Jim Bernards, another August Technology director, discussed the difficulties in integration planning with Nanometrics, attributed in part to a reluctance on the part of Nanometrics to disclose competitively sensitive information in the face of increasing risks that the transaction would not receive shareholder approval. Specifically, with August Technology common stock trading in excess of $12 per share in the days preceding the April 12 meeting, both Nanometrics’ management and August Technology’s management believed that August

Technology’s shareholders would be reluctant to vote for the Nanometrics merger, which would convert each share of August Technology common stock into $8.30 of value in Nanometrics stock (based on the closing price of Nanometrics on April 12, 2005). The board noted that while the Nanometrics merger continued to have strategic rationale, the Nanometrics merger had not won support in the marketplace. The board discussed these issues and the advisability of moving forward with the Nanometrics merger. The board initiated a discussion with Fredrikson & Byron regarding the process for determining whether the Rudolph proposal was superior to the existing agreement with Nanometrics and the possibility of negotiating a termination of the Nanometrics merger agreement.

On April 14 and 15, 2005, Messrs. Piekos and O’Dell met with Mr. McLaughlin, Steven Roth, Rudolph’s Senior Vice President, Finance and Administration and Chief Financial Officer, Nathan Little, Rudolph’s Executive Vice President, Robert A. Koch, Rudolph’s Vice President and General Counsel and Robert Loiterman, Rudolph’s Senior Vice President of Manufacturing and Engineering, in Flanders, New Jersey, to discuss their respective businesses, the structure of a transaction, board and management structure, the name of the combined company, integration planning and the potential synergies of the two companies. During this meeting, the parties discussed the proposed structure of the transaction, including Rudolph’s proposed price of $10.50 per share of August Technology common stock and Rudolph’s offer to include between $40 million and $60 million in cash as part of the merger consideration. The parties discussed a proposed board and management structure of the combined company that provided existing August Technology directors with three director positions on the combined company’s board of directors and the retention of key members of August Technology’s management. The parties discussed the addition of Messrs. O’Dell, Wright and Bernards to the combined company’s board. The parties also discussed the name of the combined company. A significant amount of time was devoted to discussing integration planning and the potential synergies of the two companies’ operations, including potential cost savings and revenue enhancements. Contrary to August Technology’s earlier assumptions, August Technology management observed from these discussions that the operations of the two companies were more complementary than conflicting or overlapping. The parties also observed that they shared similar visions of the industry and strategies to grow the combined business. Finally, the parties discussed conditions to completing the transaction, including the need to obtain HSR Act clearance, in light of the DOJ’s investigation into the business combination proposals communicated to August Technology by Rudolph and KLA. Following the meetings, both Rudolph and August Technology continued their legal and financial due diligence investigations.

On April 17, 2005, Mr. Piekos emailed Mr. McLaughlin to suggest that the parties consider a transaction structure that allows August Technology shareholders to elect to receive either all cash or all stock consideration in order to allow shareholders the opportunity to benefit from the anticipated synergies of the combined company by electing to receive 100% stock.

On April 19, 2005, Mr. McLaughlin had a lunch meeting with Mr. Bernards in Minneapolis. During this lunch, Mr. McLaughlin and Mr. Bernards discussed the semiconductor equipment industry in general, perceived opportunities for consolidation in the industry and a potential board structure for the combined company.

On April 20, 2005, representatives of management and legal counsel of August Technology and Rudolph conferred by telephone regarding key issues including how much cash and stock would be included in the merger consideration, the structure of the board and management teams, name of the combined company, integration planning, HSR risk, termination fees, due diligence and further process for addressing and resolving these issues.

On April 22, 2005, August Technology’s board of directors held its regularly scheduled quarterly meeting. The board also discussed its business and operations, the Nanometrics merger and its updated analysis of Rudolph’s proposal. Representatives of Needham & Company, Fredrikson & Byron and August Technology’s integration consultant participated in the meeting. Mr. O’Dell and the integration consultant discussed the integration planning process with Nanometrics and their concerns with respect to the continuing lack of progress on integration planning to date. The integration consultant reported that August Technology and Nanometrics had not reached an agreement on an integration plan including preliminary matters such as dates, times and participants for meetings to discuss integration issues, primarily due to Nanometrics’ unwillingness to commit to a schedule. In addition, the integration consultant reported that Nanometrics had not accepted the concept of a Chief Operating Officer, which the integration consultant and the board believed to be necessary to effectively manage the combined company, but which Nanometrics’ management believed was unnecessary. The board also discussed the risks and negative consequences to the operation of the combined company if the parties failed to effectively integrate the two companies. The board continued to consider the possibility of a negotiated termination of the Nanometrics merger agreement.

At its April 22 meeting, the August Technology board of directors also discussed a financial analysis prepared by August Technology management and Needham & Company comparing the Nanometrics merger with a transaction with Rudolph. Subject to certain key differences in the underlying assumptions which are summarized below, the financial analysis was similar in format to the analyses presented at the February 4 and February 11, 2005 meetings, comparing estimated implied values per share of August Technology common stock at the end of 2006, first assuming the August merger with Nanometrics, then assuming a merger with Rudolph.

For the analysis assuming the August merger with Nanometrics, Needham & Company presented the same analysis that is discussed above with respect to the February 11, 2005 board of directors meeting, except that pro forma 2006 earnings for the combined company were estimated at $2.09 per share of the combined company’s common stock instead of $2.11 per share, due to changes in market prices in the intervening period that increased estimated amortization expense. Based on an assumed price/earnings multiple of 20, the estimated implied value of the combined company’s common stock at the end of 2006 was $41.79. Using the exchange ratio of 0.6401 of a share of Nanometrics common stock for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $26.75.

The April 22 analysis differed significantly from the February 11 analysis, however, with respect to certain assumptions about a proposed merger with Rudolph. For the February 11 analysis, which was prepared before any exchange of information with Rudolph and used publicly available projections of Rudolph’s operating results published by market analysts, August Technology management concluded that, in a merger with Rudolph, market demand would be insufficient to allow both August Technology and Rudolph to achieve their 2006 projections, based on the incorrect assumption that August Technology and Rudolph sold competing products to the same group of customers. Accordingly, August Technology’s management reduced the sum of the projected 2006 revenues of August Technology and Rudolph by $24 million. Following the exchange of information with Rudolph, however, August Technology’s management learned that market demand might, in fact, be sufficient to allow both parties to achieve their 2006 projections. For example, in early 2004, two customers purchased both a Rudolph inspection product and an August Technology inspection product for purposes involving different price and performance parameters. This, together with additional information about Rudolph products obtained through due diligence, caused August Technology management to conclude that the front end inspection products sold by August Technology and Rudolph were complementary rather than competitive. For the April 22 analysis, therefore, August Technology estimated that the sum of the projected 2006 stand-alone revenues of August Technology and Rudolph should be increased by $9.5 million, based on the assumption that the combined company could strengthen regional sales activities in markets where one company has a stronger sales network and take advantage of cross-selling opportunities in some accounts.

The February 11 analysis and the April 22 analysis regarding the Rudolph transaction also differed with respect to the cost savings that August Technology management estimated could be achieved through a merger. For the February 11 analysis, August Technology management assumed that the combined company could decrease research and development expenses by $2 million and selling, general and administrative expenses by $2 million during 2006. After exchanging information with Rudolph and discussing with Rudolph management the specific areas of potential savings, for the April 22 analysis August Technology management assumed reductions of $3.5 million in selling, general and administrative expenses and $2.3 million in research and development expenses, in both cases during 2006.

The decline in Rudolph’s stock value from the date of its initial proposal on January 27, 2005 to April 22, 2005 also caused a difference in the two analyses. The February 11 analysis assumed that each August

Technology share would be converted into .4955 of a share of Rudolph common stock and $2.16 in cash, equivalent to $10.50 per share based on Rudolph’s closing stock price of $16.83 on January 27, 2005. The April 22 analysis assumed that each August Technology share would be converted into .6693 of a share of Rudolph common stock and $2.00 in cash, equivalent to $10.50 per share based on Rudolph’s closing stock price of $12.73 on April 21, 2005.

Due primarily to the changed assumptions described above and also in part to the more favorable exchange ratio implied by the closing prices per share of Rudolph common stock and August Technology common stock on April 22, the April 22 analysis of the proposed merger with Rudolph resulted in pro forma 2006 earnings for the combined entity of $1.98 per share. Based on an assumed price/earnings multiple of 20, the estimated implied value per share of the combined company’s common stock at the end of 2006 was $39.57. Using the proposed merger consideration of $2.00 in cash and 0.6693 of a share of Rudolph common stock for each share of August Technology common stock, the estimated implied value per share of August Technology common stock at the end of 2006 was $28.49. The April 22 analysis did not include a similar estimate with respect to KLA’s proposal.

Following the April 22 meeting and after further review by management teams of both August Technology and Rudolph, including during the integration planning process subsequent to the date that Rudolph and August Technology entered into the merger agreement, August Technology and Rudolph jointly estimated that the combined company should be able to achieve up to $10 million in potential synergies over the first year following completion of the merger, in the form of a combination of cost savings, revenue enhancements and avoided costs. See “—Joint Reasons For the Merger.”

The February 4, February 11 and April 22 analyses presented to August Technology’s board of directors were based on numerous assumptions with respect to the performance of August Technology, Nanometrics and Rudolph as well as industry performance, general business, economic and market financial conditions and other matters, many of which are beyond the control of Needham & Company, August Technology, Nanometrics and Rudolph. The revenue projections of August Technology, Nanometrics and Rudolph used in these analyses were prepared in good faith by August Technology, Nanometrics and Rudolph, but may not be achieved. Needham & Company relied upon the estimates of August Technology of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger proposals analyzed. Needham & Company also assumed that the research analyst projections relating to Rudolph and KLA represented reasonable estimates as to the future performance of those companies. Any projections or estimates contained in these analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses. Additionally, the estimates of the future value of securities do not purport to be appraisals or to reflect the value at which those securities might actually be sold. Accordingly, these analyses, projections and estimates are inherently subject to substantial risks and uncertainty, including without limitation the risks set forth in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 33.

August Technology’s board of directors discussed the various aspects of the analysis presented, including August Technology’s participation on the board and in the management of the combined company. The board concluded that it would be necessary to have a complete proposal containing all key merger agreement terms and completion of additional due diligence before making any final determination as to whether the Rudolph proposal was superior to the Nanometrics merger. The board discussed the timeline for further evaluation of Rudolph’s proposal, negotiation of a possible agreement with Rudolph and a mutually agreeable termination of the Nanometrics merger agreement.

Representatives of Fredrikson & Byron and Wachtell specializing in antitrust law joined this meeting by telephone conference call to discuss with the board potential antitrust issues associated with the Rudolph and KLA proposals. The representative from Wachtell summarized for the board the status of the DOJ’s investigation of the Rudolph and KLA proposals and discussed the antitrust risks. The board discussed potential contractual provisions that might obligate Rudolph to pay a break-up fee if a transaction could not be completed for antitrust reasons, or, alternatively, to divest itself of one or more product lines that was hindering antitrust approval.

On April 22, 2005, Fredrikson & Byron, Wachtell and Latham & Watkins discussed KLA’s interest in pursuing an acquisition of August Technology. August Technology’s counsel indicated that August Technology was considering contacting KLA to afford KLA a final opportunity to submit a revised proposal before August Technology would be prepared to execute a merger agreement with Rudolph. In response, Latham & Watkins, on behalf of Rudolph, objected to any attempt by August Technology to initiate discussions with KLA, stating that if August Technology made any such attempt before it entered into a merger agreement with Rudolph or terminated discussions with Rudolph, Rudolph would immediately cease discussions with August Technology.

On April 23, 2005, senior management of Rudolph and August Technology participated in a teleconference regarding management organizational planning.

On April 27, 2005, Mr. Little met with August Technology senior management to conduct due diligence and discuss operating issues relating to the combination of the businesses of Rudolph and August Technology.

On May 2, Mr. McLaughlin spoke with Mr. Bernards to discuss representation on the board of directors and committees of the board of directors of the combined company.

On May 9, 2005, Messrs. O’Dell, Piekos, McLaughlin, Roth and Little met with financial advisors and integration consultant Cecil Parker to discuss the business model of the combined company, the consideration to be paid in the merger, board and management structure, HSR risk and the termination fee, including the amount of the fee and how and when it would be paid.

From time to time during May, Mr. McLaughlin met with the M&A working group to provide an update on the status of discussions with August Technology.

On May 11, 2005, August Technology’s board of directors met to discuss the Nanometrics merger and due diligence investigation of Rudolph. Mr. Piekos reported on his meetings with Rudolph and reviewed with the board a proposed organizational chart for the combined company. August Technology’s board of directors discussed the possibility of terminating all discussions with Rudolph and whether August Technology could achieve greater long-term shareholder value by remaining independent, as compared with the potential value of a business combination with Nanometrics or Rudolph. The board concluded that its earlier strategic decision to seek a partner to build a stronger position in the front end of the semiconductor manufacturing process remained valid and justified continuing negotiations with Rudolph to determine whether a transaction with Rudolph on mutually acceptable terms was possible.

The board also discussed KLA’s intentions and the possibility that KLA might directly or indirectly interfere with August Technology’s ability to execute its strategic goals. The board acknowledged that Rudolph was not prepared to participate in any process with August Technology if there were any effort to solicit or reach out to KLA prior to signing a merger agreement. The board discussed a shareholder rights plan and the benefits of such a plan in deterring KLA from accumulating a significant portion of August Technology’s common stock without the board’s approval. The board also discussed the Nanometrics merger agreement and the various issues related to the possible termination of that agreement, including the possible payment of a break-up fee of $8.3 million plus the expenses of Nanometrics and the possible terms and timing of a termination agreement. Mr. Piekos then reviewed with the board the key issues in the negotiations with Rudolph. For each issue, the board discussed Rudolph’s position, the position August Technology had taken thus far and what August Technology’s position should be in future negotiations. The board instructed Mr. Piekos to present to Mr. McLaughlin the board’s position on key issues and seek a response before the next August Technology board meeting.

On May 17, 2005, August Technology’s board of directors met to discuss the negotiations with respect to a merger with Rudolph. Mr. Piekos discussed with the board his communications with Mr. McLaughlin regarding key issues. The board discussed in detail the mechanics of the cash and stock election and limits on the amount of cash to be paid, the rights of termination and circumstances under which the termination fee would be payable by either party and the structure of the combined company’s board of directors and management team.

A representative of Needham & Company then reviewed with the board a preliminary financial analysis with respect to the proposed Rudolph transaction. Needham & Company also presented to the board of directors an analysis comparing the ownership percentage of August Technology’s shareholders in the combined company, assuming in the first scenario a Rudolph merger with consideration including $40 million in cash and in the second scenario a Rudolph merger with consideration including $60 million in cash. Based on the closing price of Rudolph common stock on May 16, 2005, the analysis showed that the merger would result in August Technology shareholders owning 40.5% of the combined company common stock if $40 million in cash were paid and 37.1% if $60 million in cash were paid.

The August Technology board discussed the mechanics of the exchange ratio, and whether for purposes of calculating the exchange ratio, the price of Rudolph common stock should be fixed at the date a definitive agreement was signed or as the average of a specified period prior to execution of a definitive agreement. After discussing the importance of announcing an exchange ratio that was consistent with current market prices, the board concluded that Rudolph common stock should be valued as of the date that a definitive agreement with Rudolph was signed. Finally the board discussed the assumptions with respect the operations of August Technology and Rudolph that were critical to realizing the value of the identified synergies and projected future financial results of the combined company.

On May 19, 2005, Mr. Piekos and representatives of Needham & Company and Fredrikson & Byron met with Messrs. McLaughlin and Roth and representatives of Piper Jaffray and Latham & Watkins in New York City to discuss the proposed terms of a transaction between Rudolph and August Technology, including the amount of cash and stock to be paid, the mechanics of the shareholder elections and the termination fee amount and provisions. Rudolph initially requested a break up fee of $10.3 million plus expenses and August Technology negotiated a reduction that resulted in a final break up fee of $7.7 million plus expenses up to $2.5 million. The participants also discussed due diligence and other planning and timing issues.

On May 20, 2005, August Technology’s board of directors met to discuss the status of the negotiations with Rudolph. Mr. Piekos and representatives of Needham & Company and Fredrikson & Byron reviewed with the board the developments from their meeting in New York City on May 19 with the Rudolph team. The representative of Needham & Company reviewed with the board the modifications to the proposed transaction, a preliminary financial analysis of the revised terms and a summary of August Technology’s strategic options. At the May 19 meeting, Rudolph had agreed to reduce the minimum cash offered in the transaction from $40 million to $25 million. Based on the closing price of Rudolph’s common stock on May 19, the analysis showed that the merger would result in August Technology shareholders owning 41.9% of the combined company stock if $25 million in cash were paid.

Following the presentation by Needham & Company, the board discussed the advantages of a transaction with Rudolph including the following:

•	combination of complementary products in the front end of the inspection process;

•	the board’s belief, based on updated advice of antitrust counsel, that a transaction with Rudolph had greater certainty of achieving HSR Act clearance than a transaction with KLA;

•	greater long-term value than the Nanometrics merger based on the terms of each of the merger and the Nanometrics merger and August Technology’s estimates of the operating results through 2006 of the combined company in each of the merger and the Nanometrics merger;

•	greater long-term value than remaining independent based on August Technology’s strategic decision that growth through a business combination with the right strategic partner would result in efficiencies of scale and competitive advantages in the marketplace;

•	Rudolph’s motivation to conduct integration efforts in a timely fashion; and

•	the consistency of the transaction with the criteria established by August Technology on September 9, 2004.

In addition, the board discussed certain risks of a transaction with Rudolph including the following:

•	failure to realize the potential benefits to August Technology and its shareholders sought in the merger;

•	the integration risks of combining two companies and the risk that efforts to integrate would disrupt the combined company’s operations;

•	the possibility that August Technology might be required to pay Rudolph a termination fee;

•	the effect of restrictions on the conduct of August Technology’s business during the period between the signing of the merger agreement and completion of the merger; and

•	the disruption to management and employees as a result of the merger, including the risk that key personnel may choose not to remain employed by August Technology.

The board concluded that the Rudolph proposal could result in a final agreement superior to August Technology’s proposed transaction with Nanometrics and authorized management to proceed with negotiations of a definitive merger agreement with Rudolph. Following the board meeting, Mr. Piekos contacted Mr. McLaughlin to inform him that August Technology’s board of directors wished to continue discussions regarding a proposed transaction.

Following the May 20 August Technology board meeting and for the several weeks preceding the next August Technology board meeting on June 22, management of August Technology and Rudolph, together with their respective advisors, continued negotiations and exchanged drafts of the proposed merger agreement in an effort to arrive at a final agreement.

On May 24, 2005, KLA’s legal counsel sent a letter to Fredrikson & Byron reaffirming that KLA continued to be committed to completing the acquisition of August Technology. KLA’s legal counsel indicated that the obstacle to negotiations has been August Technology’s insistence on a confidentiality agreement that would limit KLA’s ability to make a proposal directly to August Technology’s board of directors or its shareholders, and indicated that KLA was willing to enter into a confidentiality agreement with August Technology that would not restrict KLA’s ability to make a superior proposal directly to August Technology’s shareholders. As noted above, the Nanometrics merger agreement did not permit August Technology to enter into a confidentiality agreement in the form suggested by KLA. Like most merger agreements involving public companies, the Nanometrics merger agreement included certain provisions designed to enhance the likelihood that the contemplated transaction will be completed. One of these provisions required any competing bidder for August Technology to sign a confidentiality agreement no less favorable to August Technology than the confidentiality agreement entered into with Nanometrics. The Nanometrics confidentiality agreement included a provision, often referred to as a “standstill provision.” Standstill provisions are generally designed to allow a board of directors to control the negotiations without fear of unsolicited attempts to acquire control directly from the shareholders without the participation of the board. On April 8, 2005, August Technology had proposed a confidentiality agreement to KLA that included the following standstill provision:

“We agree that, until two years following the termination of this letter agreement, without the written consent of the other party, neither party will make or be involved in making any offer or proposal for any transaction concerning the acquisition of any securities or assets of the other party or any rights in, over or relating to the same (any such offer or proposal, an “Acquisition Proposal”) and will not make or be involved or interested in the making of any Acquisition Proposal to any holder of any securities of the other party and will not advise or assist any person or entity in relation to any matter referred to in this paragraph.”

In connection with this standstill provision, August Technology had also offered to permit KLA to make offers or proposals submitted only to August Technology’s board of directors prior to the mailing of the proxy statement for the Nanometrics merger. August Technology originally proposed the standstill provision as part of its confidentiality agreement with Nanometrics and Nanometrics accepted it without objection since it protected both parties. Rudolph signed a confidentiality agreement with a similar standstill agreement since the Nanometrics merger agreement required such a confidentiality agreement as a condition to entering into discussions with August Technology.

On May 25, 2005, Fredrikson & Byron responded to KLA’s May 24, 2005 letter, stating that on April 8, 2005, KLA received the same form of confidentiality agreement that was executed by Rudolph yet refused to sign this agreement. Fredrikson & Byron wrote, “Contrary to the assertion in your letter, the confidentiality/standstill agreement we proposed on April 8 would have provided KLA with a full and fair opportunity to make an acquisition proposal for August Technology.”

During early June, representatives of Rudolph visited the offices of August Technology to conduct financial and operational due diligence and to discuss with representatives of August Technology the proposed organizational structure of the combined company.

On June 8, 2005, Mr. Piekos and legal counsel and financial advisors for KLA and August Technology spoke by telephone conference about the issues preventing the parties from reaching a confidentiality agreement. Among other issues, the August Technology representatives reiterated the requirement under the Nanometrics merger agreement for a standstill provision that prohibited offers directly to August Technology shareholders. KLA’s representatives, however, refused to agree to such a provision. August Technology required a standstill provision in order to comply with the terms of the Nanometrics merger agreement and to ensure that August Technology’s board of directors would have the opportunity to negotiate the best possible transaction for August Technology’s shareholders.

On June 16, 2004, Mr. McLaughlin and the other members of the M&A working group and Messrs. Wright, Bernards and O’Dell had a dinner meeting in New York City to discuss a broad range of issues related to the merger and the integration of the two companies.

On June 20, 2005, Rudolph’s board of directors met telephonically with its legal and financial advisors to discuss a proposed shareholder rights plan to be implemented by Rudolph in connection with the strategic business combination with August Technology. Rudolph’s board of directors considered implementing a shareholder rights plan in light of KLA’s unsolicited offer to acquire August Technology and the possibility that KLA could become a Rudolph stockholder as a result of the merger, as well as more general concerns that an announcement of a merger involving Rudolph and August Technology could spur further consolidation efforts in the process control sector. Representatives of Latham & Watkins gave a presentation on the fiduciary duties of the board in connection with the adoption of a shareholder rights plan and then reviewed the terms and conditions of the shareholder rights plan and related ancillary documents.

On June 22, 2005, August Technology’s board of directors met to discuss the merger agreement with Rudolph. During the meeting, members of August Technology’s senior management briefly summarized their assessment of the proposed Rudolph merger from the perspective of their particular department. They gave their opinions regarding the advantages and disadvantages of the proposed Rudolph merger, their due diligence review of Rudolph, the people and cultures of Rudolph and August Technology and related matters. All of August Technology’s senior managers indicated they were in favor of the proposed Rudolph merger. The board of directors then discussed the potential impact of KLA’s announced interest to acquire August Technology and considered what actions KLA might take in the future if August Technology executed a merger agreement with Rudolph. A representative of Fredrikson & Byron joined the meeting to discuss the antitrust issues related to the proposed merger with Rudolph and the status of the DOJ’s investigation of Rudolph’s and KLA’s proposals. Thereafter, Mr. Piekos and representatives of Fredrikson & Byron reviewed with the board the proposed merger agreement with Rudolph and the specific issues that remained unresolved in the agreement.

Finally, representatives of Fredrikson & Byron advised the directors of their fiduciary duties with respect to the proposed Rudolph merger. In connection with the board’s consideration and approval of the proposed

Rudolph merger, August Technology’s board of directors formed a committee consisting of all of the non-employee directors of August Technology, including Roger Gower, Michael Wright, Jim Bernards and Linda Hall Whitman, to consider the merger agreement and related transactions for purposes of the business combination statute of the Minnesota Business Corporation Act.

On June 22, 2005, Rudolph’s board of directors met with its legal and financial advisors to consider the terms of the proposed merger agreement with August Technology and the proposed shareholder rights plan. The board and its advisors discussed the negotiations that had occurred between representatives of Rudolph and representatives of August Technology. During the meeting, members of Rudolph’s senior management gave a presentation to the board concerning the proposed merger with August Technology. Representatives of Latham & Watkins gave a presentation on the board’s fiduciary duties in connection with the merger and then reviewed the terms and conditions of the merger agreement and related documents. Representatives of Piper Jaffray provided the board with preliminary financial analyses regarding the proposed merger consideration and an analysis of the proposed exercise price of the rights under the shareholder rights plan. The board also engaged in further discussions with its legal and financial advisors regarding the potential adoption of a shareholder rights plan.

From Wednesday, June 22 through Monday, June 27, August Technology’s and Rudolph’s management and legal counsel held multiple telephone conferences and meetings to negotiate the remaining open terms of the merger agreement, including (i) covenants regarding conduct of the business between the date of execution of the merger agreement and closing of the merger; (ii) amendments to employment and change of control agreements of certain August Technology employees; and (iii) the appropriate date or period for valuing Rudolph’s stock for purposes of determining the exchange ratio.

On Friday, June 24, 2005, August Technology’s board of directors met to discuss the proposed Rudolph merger. Mr. Piekos reported to the board that Rudolph and August Technology were unable to reach agreement on the proper valuation date of Rudolph common stock for purposes of determining the merger exchange ratio. The board continued to discuss the proposed merger and various issues related to this disagreement.

On Monday, June 27, 2005, August Technology’s board of directors met to consider Rudolph’s proposal regarding the exchange ratio that had been received earlier in the day and the proposed Rudolph merger. Mr. Piekos opened the meeting with a discussion of Rudolph’s proposal to establish an exchange ratio based upon the closing price of Rudolph’s common stock on Monday, June 27, 2005 at $13.77 per share. The minimum amount of cash that August Technology’s shareholders could elect to receive in the merger would be increased from $25 million to $37.2 million, which allowed August Technology’s shareholders to receive up to 40% of the combined company’s common stock in the transaction, and the maximum amount of cash that August Technology’s shareholders could elect to receive in the merger would remain at $60 million. Rudolph’s proposal was consistent with the board’s desire to ensure that August Technology’s shareholders received $10.50 per share in cash or stock and up to 40% of the outstanding shares of common stock of the combined company (assuming its shareholders as a group elected to receive the minimum amount of cash), as well as the strategic objectives outlined by the board at its September 9, 2004 meeting.

Representatives of Needham & Company presented their financial analysis of the transaction to the board and stated that Needham & Company would be able to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by August Technology’s shareholders pursuant to the merger agreement. After further discussion, the board concluded that it was prepared to approve the merger.

A representative of Fredrikson & Byron discussed the sequence of board actions required to be taken in order to properly authorize and approve the merger. First, the board of directors considered the termination of the Nanometrics merger agreement, including the payment of the termination fee and expenses provided for in that agreement. Legal counsel advised the August Technology board that Nanometrics’ lack of cooperation on integration planning did not represent a strong basis for termination of the merger agreement and that litigation would likely result if August Technology attempted to terminate the merger agreement on that basis. In order to avoid such litigation, and the possible expense and delay that might result, Rudolph required August Technology to obtain a release from Nanometrics of any claims relating to the termination as a condition to Rudolph entering into the merger agreement with August Technology. Based on the lack of a strong legal basis to terminate the Nanometrics merger agreement without paying the termination fee and expenses, and Rudolph’s requirement of a release, August Technology’s board of directors concluded that August Technology needed Nanometrics’ consent to the termination, which Nanometrics was unwilling to give without August Technology’s payment of this termination fee and expenses. The board identified several reasons why August Technology should terminate the Nanometrics merger agreement, including:

•	superior long-term value of the Rudolph transaction;

•	lack of market support for the proposed merger has caused the board to conclude that it is unlikely that the proposed merger would be approved by August Technology’s shareholders; and

•	lack of integration planning and cooperation between August Technology and Nanometrics to develop an organizational structure for the combined company made it unlikely that the proposed merger will be successful.

The board then unanimously approved the termination of the Nanometrics merger agreement and the payment to Nanometrics of a termination fee of $8.3 million and an additional $2.6 million in expenses.

Second, after discussion with representatives of Fredrikson & Byron and Needham & Company, the board unanimously approved a shareholder rights plan in order to protect August Technology’s shareholders from unfair or coercive takeover tactics and protect August Technology’s ability to complete its strategic merger with Rudolph.

Third, representatives of Needham & Company presented their financial analysis of the merger and delivered its oral opinion, subsequently confirmed in writing that, as of June 27, 2005, and based upon and subject to the assumptions and other matters set forth in its written opinion delivered to August Technology’s board of directors, the merger consideration to be received by the holders of August Technology common stock pursuant to the merger agreement was fair, from a financial point of view, to those holders. August Technology’s board of directors did not perform any quantitative analyses independent of those performed by Needham & Company. Representatives of Fredrikson & Byron advised the directors of their fiduciary duties with respect to the merger and discussed the structure of the transaction and certain provisions of the merger agreement.

Following the discussion of fiduciary duties, the special committee convened to discuss the merger. The special committee considered numerous factors in connection with the merger, including the anticipated positive response of the market to the merger, the risks of the merger, including the antitrust risks, and the potential long- term benefits that the merger may create for August Technology’s shareholders. After a discussion, the special committee unanimously approved the merger and recommended that the full board approve the merger. The full board then reconvened and unanimously approved the merger and related transactions.

On June 27, 2005, Rudolph’s board of directors met with its legal and financial advisors by telephone to consider the terms of the proposed merger agreement with August Technology and the proposed shareholder rights plan. The board and its advisors discussed the results of negotiations between representatives of Rudolph and representatives of August Technology that had occurred since the board’s last meeting on June 22. Representatives of Piper Jaffray delivered to the board its opinion that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in Piper Jaffray’s written opinion and described in the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Rudolph’s Financial Advisor,” the merger consideration to be paid to the holders of August Technology common stock in the merger was fair, from a financial point of view, to Rudolph. Rudolph’s board of directors did not perform any quantitative analyses independent of those performed by Piper Jaffray. Following discussion, the board of directors adopted the shareholder rights plan and approved the merger agreement and the merger.

On June 28, 2005, Rudolph and August Technology issued a joint press release announcing their execution of the merger agreement. On the same day, August Technology announced the termination of the Nanometrics merger agreement and the adoption of a shareholder rights plan.

Events After Execution of the Rudolph/August Technology Merger Agreement

On July 12, 2005, August Technology received a letter from Ken Schroeder, Chief Executive Officer of KLA, reaffirming KLA’s commitment to completing the acquisition of August Technology. KLA attached the letter to a press release issued on July 13, 2005. In the press release, KLA reported that the DOJ had closed its investigation of KLA’s proposal to acquire August Technology and stated that it anticipated that a business combination between KLA and August Technology would not result in a “second request” for additional information and that the DOJ would permit the transaction to proceed. Mr. Schroeder was quoted as saying “We look forward to further discussion with August’s board of directors . . .”

On July 13, 2005, August Technology responded to KLA’s press release and the accompanying letter from Mr. Schroeder with a press release stating that August Technology has had no discussions with KLA regarding any transaction and remained committed to its merger with Rudolph, which August Technology stated was superior to KLA’s proposal and in the best interest of August Technology’s shareholders.

Mr. O’Dell stated in the press release that KLA’s recent public statements led August Technology to conclude that KLA was more interested in preventing the completion of August Technology’s proposed merger with Rudolph than beginning meaningful discussion for the following reasons:

•	KLA had consistently refused, for almost six months, to sign a confidentiality agreement in substantially the same form as the confidentiality agreement signed by Rudolph and Nanometrics;

•	KLA was the dominant player in the semi-conductor inspection equipment industry and had an incentive to prevent the creation of the formidable competitor that August Technology expected would result from the merger with Rudolph; and

•	August Technology’s past experience with KLA made August Technology seriously doubt the credibility of KLA’s proposal.

On July 13, 2005, August Technology received notice from the DOJ that it has closed its investigation into the competitive effects of the merger and KLA’s publicly-announced proposal to acquire August Technology. Rudolph and August Technology filed the required notification under the HSR Act with the DOJ and the FTC on July 11, 2005. On July 13, 2005, the FTC notified August Technology and Rudolph of the early termination of the 30-day waiting period under the HSR Act.

On September 28, 2005, August Technology issued a press release announcing that the audit committee of its board of directors had determined to restate the timing of revenue recognized from a series of transactions with one customer and, accordingly, that it would restate its financial statements for the annual and quarterly periods in the fiscal year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 to reduce the net revenues in those periods by an aggregate of approximately $12.2 million.

Also on September 28, 2005, Rudolph issued a press release announcing that its board of directors would await the results of August Technology’s restatement process before making any further comment about the merger.

On November 9, 2005, August Technology issued a press release announcing that it had completed the financial restatement process announced in its September 28, 2005 press release, and filed with the SEC an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 and amended Quarterly Reports on Forms 10-Q/A for the periods ended March 31, 2005 and June 30, 2005.

Also on November 9, 2005, Rudolph issued a press release announcing that it would evaluate August Technology’s restated financial results and amended filings with the SEC, and that it did not intend to make any further comment about the merger between Rudolph and August Technology until Rudolph had completed this evaluation.

On November 16, 2005, Rick Wallace, KLA’s Chief Executive Officer, called Lynn Davis, August Technology’s President and Chief Operating Officer, and said that KLA remained interested in initiating a conversation about a potential business combination transaction between KLA and August Technology. Mr. Davis responded by saying that pursuant to the terms of August Technology’s merger agreement with Rudolph, no discussions could take place before KLA executed an appropriate confidentiality agreement with August Technology.

On December 8, 2005, at a meeting of Rudolph’s board of directors and at the request of the board, Piper Jaffray provided to Rudolph’s board of directors its written opinion, dated December 8, 2005, that, as of the date of such opinion, the merger consideration to be paid to August Technology’s shareholders was fair, from a financial point of view, to Rudolph.

Also on December 8, 2005, Rudolph, NS Merger Sub, Inc. and August Technology entered into an Amendment No. 1 to the merger agreement to reflect a reduction in the size and change in the composition of Rudolph’s board of directors after the merger. For more information, see “The Merger Agreement—Rudolph’s Board of Directors and Officers after the Merger—Board of Directors.”

Joint Reasons for the Merger

The boards of directors of Rudolph and August Technology believe that by combining the complementary product lines of the two companies, the combined company can generate improved long-term operating and financial results and establish a stronger competitive position in the industry. The boards of directors of Rudolph and August Technology also believe that the combined company will bring together leaders in inspection and metrology with the ability to offer its customer base a broader suite of process control technologies and the critical mass to lead and anticipate needs in this area. Manufacturers of semiconductor devices, or chips, employ two broad support functions, inspection and metrology, to enhance control of their manufacturing process and improve yields as measured by the relationship of good devices produced to total production. Inspection, which involves looking for defects such as particles, scratches or other impurities causing yield losses, and metrology, the process of measuring critical dimensions, feature sizes or other properties of the chips, work together to form the basis of a comprehensive process control program. August Technology’s core technology is inspection, while Rudolph’s core technology is metrology. Additionally, Rudolph and August Technology believe that the merger will enhance the ability of the combined company to compete effectively against its larger competitors, including KLA.

Each of the boards of directors of Rudolph and August Technology has identified additional potential mutual benefits of the merger that they believe will contribute to the success of the combined company, including the following:

•	the combination of August Technology’s defect inspection technology with Rudolph’s MetaPULSE® metrology products is expected to improve copper metrology process controls and should allow the combined company to offer a more comprehensive and better integrated set of tools to its customers and enhance its ability to compete more effectively;

•	the combination of August Technology’s defect inspection experience and technology with Rudolph’s complementary defect inspection experience and technology should allow the combined company to offer its customers a more comprehensive suite of tools more quickly, thus enhancing the company’s ability to compete more effectively;

•	the combined company may be able to realize potential synergies of up to $10 million over the first year following completion of the merger in the form of a combination of cost savings, revenue enhancements and avoided costs through, among other things, the:

•	elimination of duplicative programs related to common equipment platforms and the macro defect inspection product lines;

•	consolidation of territorial sales activities and common marketing programs;

•	consolidation of the companies’ management teams, insurance programs, audit and regulatory activities and legal activities;

•	redeployment or elimination of duplicative functional and facilities costs;

•	consolidation of the companies’ inspection manufacturing activities in Minnesota;

•	reduction of customer service costs as a result of the consolidation of the companies’ global customer service and regional support networks;

•	creation of a larger sales and service organization worldwide, the expansion of the companies’ dedicated sales teams and a higher profile with customers, which is expected to present greater opportunities for potential revenue enhancements by marketing and cross-selling the products of the combined company;

•	management team’s combined experience in both the defect inspection and metrology markets; and

•	avoidance of incurring certain costs that the companies would expect to incur on a stand-alone basis in furtherance of their growth strategies.

•	the combined company is expected to have greater prominence within the financial community, providing improved access to capital;

•	the direct sales and service presence of the combined company in the important Japanese semiconductor manufacturing market (where Rudolph has three offices with over 20 employees) may increase opportunities for product orders;

•	the combined experience, financial resources, development expertise, size and breadth of product offerings of the combined company may allow it to respond more quickly and effectively to technological change, increased consolidation and industry demands; and

•	the creation of a combined customer service and technical support system may permit the combined company to provide more effective support coverage to its customers and make it more attractive to new customers.

Rudolph and August Technology have each identified additional reasons for the Merger, which are discussed below in the sections of this joint proxy statement/prospectus entitled “—Recommendation of Rudolph’s Board of Directors and Additional Rudolph Reasons for the Merger” and “—Recommendation of August Technology’s Board of Directors and Additional August Technology Reasons for the Merger.” Each company’s board of directors has recognized that the potential benefits of the merger may not be realized. In particular, each company’s board of directors noted that the potential synergies discussed above are only estimates, that they may change and that achieving these potential synergies is subject to a number of risks and uncertainties. See the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 33.

Recommendation of August Technology’s Board of Directors and Additional August Technology Reasons for the Merger

After careful consideration at a meeting of August Technology’s board of directors held on June 27, 2005, the board of directors determined that the merger is advisable, and in the best interests of August Technology and its shareholders, and unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

August Technology’s board of directors unanimously recommends that the August Technology shareholders vote “FOR” August Technology’s proposal to approve the merger agreement and the merger.

In addition to the anticipated joint reasons described above in “—Joint Reasons for the Merger,” August Technology’s board of directors believes that the merger will be beneficial to August Technology and its shareholders for the following additional reasons:

•	August Technology’s shareholders will be able to continue to participate in the growth and opportunities of the combined company and have an investment in the semiconductor metrology and inspection market through a larger and more diversified enterprise, while also having the opportunity to elect cash for their shares of August Technology common stock;

•	August Technology’s board of directors believes that Rudolph has complementary products and solutions and an established presence in the front-end wafer processing applications that is likely to enhance the combined company’s ability to achieve greater scale in the semiconductor industry;

•	Rudolph has its own growth momentum and August Technology and Rudolph together possess potential revenue synergies that are expected to enhance the combined company’s revenues;

•	for August Technology’s shareholders, customers and employees, the prospects of the strategic merger of August Technology and Rudolph are more favorable than the prospects of August Technology remaining a separate company, merging with Nanometrics or, based upon the information available to the board when it approved the merger with Rudolph, a transaction with KLA;

•	August Technology believes that Rudolph has a strong management team operating in a similar culture of growth and innovation, and Rudolph and August Technology are committed to developing and implementing an integration plan to help achieve the combined financial results anticipated by both companies;

•	August Technology’s board of directors expects that the merger will receive favorable support from investors and semiconductor device manufacturers;

•	August Technology will have the opportunity to assist in management of the operations of the combined company by having three seats on the combined company’s board of directors and employees of August Technology serving in key management positions of the combined company;

•	August Technology will maintain its manufacturing operations in Bloomington, Minnesota and will be able to retain many of its employees in this location;

•	as a unified and diversified company, the combined company will be able to take advantage of cross-selling opportunities among its significantly expanded customer base;

•	the combined company will have greater technical expertise, as well as management and financial resources to devote to research and development consistent with each company’s focus on building value by pursuing technological leadership through continuous innovation, product improvement and product differentiation;

•	by pooling the resources and skills of both August Technology and Rudolph, the combined company will be better equipped to improve its competitive position in the markets previously served by August Technology and Rudolph, respectively;

•	there will be cost savings by consolidating certain general and administrative functions and eliminating redundant expenses, including the expenses of maintaining two separate public companies; and

•	the combination of the two companies will create more growth opportunities for both companies, provide significant economies of scale and create greater resources to enable the combined company to compete more effectively with competitors having greater resources than August Technology alone.

August Technology’s board of directors consulted with August Technology’s senior management, consultants and its legal and financial advisors in reaching the decision to approve the merger. Among the factors considered by August Technology’s board of directors in its deliberations were the following:

•	the financial condition, results of operations, cash flow, business and prospects of August Technology and Rudolph, before and after giving effect to the merger;

•	the possible business combination alternatives to the merger, including remaining a separate company, completing its merger with Nanometrics or pursuing a transaction with KLA;

•	the financial markets and KLA’s reaction to the merger with Rudolph;

•	the value of the common stock that will be issued to August Technology’s shareholders in the merger in light of current financial market conditions, comparable merger transactions, comparable public inspection and metrology stock valuations, historical market prices and other information with respect to August Technology common stock and Rudolph common stock, and the financial performance and condition, business operations and long-term prospects of each company;

•	the prices paid in comparable transactions involving other metrology companies, as well as the trading performance of the stock of comparable companies in the industry;

•	federal antitrust issues relating to the DOJ’s investigation into the Rudolph and KLA proposals, including the risks that a business combination with either company may not receive HSR Act clearance from either the DOJ or the FTC;

•	August Technology’s history with KLA (see “—Background of the Merger), the terms and conditions of KLA’s proposal, and the credibility of KLA’s statements made directly to August Technology and to the public regarding its interest in August Technology;

•	the terms of the merger agreement with Rudolph, including but not limited to the:

•	amount and type of consideration to be received by August Technology’s shareholders;

•	termination provisions of the merger agreement and the $7.74 million termination fee plus expenses that August Technology may have to pay Rudolph if the merger agreement were terminated for specified reasons;

•	tax consequences of the merger;

•	level of participation of August Technology’s management and directors in the combined company;

•	name of the combined company; and

•	location of the combined company’s headquarters and operations.

•	the competence of Rudolph’s management and the level of commitment to completing the proposed merger and integrating the two companies;

•	the semiconductor industry and August Technology’s strategy to grow its business in the industry;

•	the fairness to August Technology and its shareholders of the terms of the merger agreement and related agreements; and

•	the financial analysis and presentation of Needham & Company, as well as the opinion of Needham & Company delivered to August Technology’s board of directors that, as of June 27, 2005, and based upon and subject to the assumptions and other matters described in the opinion, the consideration to be received by the holders of August Technology common stock pursuant to the merger agreement was fair to those holders from a financial point of view.

August Technology’s board of directors also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

•	the risk that the potential benefits to August Technology and its shareholders sought in the merger may not be fully realized, if at all;

•	the possibility that the merger might not be completed as a result of:

•	the parties’ failure to receive HSR Act approval from either the DOJ or FTC;

•	interference from KLA;

•	failure of the merger to be approved by August Technology’s shareholders;

•	the possibility that August Technology might be required to pay Rudolph a termination fee of $7.74 million, plus expenses of up to $2.5 million;

•	the integration risks of combining August Technology and Rudolph and the risk that efforts to integrate the two companies would disrupt the combined company’s operations;

•	the effect of the public announcement of the merger on Rudolph’s and August Technology’s stock prices;

•	the restrictions on the conduct of August Technology’s business during the period between the signing of the merger agreement and the completion of the merger;

•	the substantial charges to be incurred in connection with the merger, including the costs of integrating the businesses of Rudolph and August Technology and the transaction expenses arising from the merger;

•	the risk of management and employee disruption as a result of the merger, including the risk that key personnel may choose not to remain employed with the combined company; and

•	other applicable risks associated with the businesses of August Technology and Rudolph described in this joint proxy statement/prospectus and documents incorporated by reference herein.

Recommendation of Rudolph’s Board of Directors and Additional Rudolph Reasons for the Merger

In addition to the reasons described above under the section of this joint proxy statement/prospectus entitled “—Joint Reasons for the Merger,” Rudolph’s board of directors believes that there are additional reasons why it anticipates that the merger will be beneficial to Rudolph and its stockholders. In particular, Rudolph’s board of directors believes that if the merger is completed, Rudolph will be well-positioned to strengthen its position as a leader in both metrology and macro defect inspection. After several meetings involving Rudolph’s M&A working group and multiple meetings of its full board of directors, at a meeting held on June 27, 2005, Rudolph’s board of directors unanimously:

•	determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Rudolph and its stockholders; and

•	resolved to recommend that Rudolph’s stockholders approve the issuance of shares of Rudolph common stock in connection with the merger.

Rudolph’s board of directors unanimously recommends that Rudolph stockholders vote “FOR” Rudolph’s proposal to approve the issuance of shares of Rudolph common stock in the merger.

Rudolph’s board of directors consulted with its senior management, as well as Latham & Watkins and Piper Jaffray, in reaching its decision to recommend that Rudolph’s stockholders approve the issuance of shares of Rudolph common stock in connection with the merger. Among the factors considered by Rudolph’s board of directors in its deliberations were those described in “—Joint Reasons for the Merger.” Among the other material factors that Rudolph’s board of directors considered in its deliberations were the following:

•	the anticipated strategic benefits of the merger, including:

•	Rudolph’s ability to expand its product and service offerings following the merger;

•	the ability of the combined company to better compete with other participants in the semiconductor capital equipment industry;

•	Rudolph’s ability to expand its customer base following the merger;

•	Rudolph’s ability to expand its macro defect inspection capabilities following the merger; and

•	the operating efficiencies, synergies and earning power of the combined company;

•	the financial terms of the merger, in light of:

•	information concerning the financial performance, financial condition, business and prospects of Rudolph and August Technology, as well as conditions in the semiconductor equipment industry generally;

•	information concerning the recent and past stock price performance of Rudolph and August Technology common stock, as well as the views of Wall Street equity analysts regarding the two companies; and

•	the prices paid in comparable transactions involving other semiconductor manufacturing equipment companies, as well as the trading performance of the stock of comparable companies in the industry;

•	certain terms of the merger agreement, including:

•	the stock election cap and cash election cap, which provide certainty as to the aggregate number of shares of Rudolph common stock to be issued to August Technology shareholders and the percentage of the total number of outstanding shares of Rudolph common stock that current August Technology shareholders will own after the merger;

•	the provisions that prohibit August Technology from soliciting other acquisition offers; and

•	the provisions that require August Technology to pay Rudolph a termination fee of $7.74 million, plus expenses (up to an aggregate of $2.5 million), if the merger agreement were terminated for specified reasons;

•	an assessment of alternatives to the merger, including development opportunities and other possible acquisition candidates, and the determination that the merger was a strategic fit and presented a unique opportunity to enhance and expand Rudolph’s operations, product and service offerings and position Rudolph for future growth; and

•	the written opinions of Piper Jaffray, dated June 27, 2005 and December 8, 2005, addressed to Rudolph’s board of directors, that, as of each of those respective dates, and based upon and subject to the considerations described in each opinion, the merger consideration to be paid to holders of August Technology’s common stock in the merger was fair, from a financial point of view, to Rudolph.

Rudolph’s board of directors also considered a number of other factors, uncertainties and risks in its deliberations concerning the merger. However, Rudolph’s board of directors concluded that the potential benefits of the merger outweighed these other factors, uncertainties and risks, which include, without limitation:

•	the possibility that the merger might not be completed and that, in certain circumstances, Rudolph might be required to pay August Technology a termination fee of $7.74 million, plus August Technology’s expenses (up to an aggregate of $2.5 million);

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the public expression of interest by KLA in merging with August Technology;

•	the potential dilution of Rudolph’s earnings per share, as a result of the issuance of the shares of Rudolph common stock in connection with the merger, and the estimated time period for the merger to be accretive to Rudolph’s earnings per share;

•	the effect of the public announcement of the merger on Rudolph’s and August Technology’s stock prices;

•	the risk that efforts to integrate the two companies will be unsuccessful, will result in substantial costs and/or will disrupt Rudolph’s operations;

•	the risk that despite Rudolph’s efforts and the efforts of August Technology after the merger, the combined company may lose key personnel;

•	the risk that the restrictions on the conduct of Rudolph’s business during the period between the signing of the merger agreement and the completion of the merger may negatively impact Rudolph’s business;

•	the fact that August Technology restated its historical financial statements for the fiscal years ended December 31, 2004, 2003 and 2002 and the quarters ended March 31, 2005 and June 30, 2005;

•	the assessment of August Technology’s management that August Technology did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of the material weakness identified in management’s restated assessment of its internal control over financial reporting as of December 31, 2004; and

•	the other risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Merger.”

It was not practical to, and thus Rudolph’s board of directors did not, quantify, rank or otherwise assign relative weights to the wide variety of factors it considered in evaluating the merger and the merger agreement, nor did the board determine that any one factor was of particular importance in deciding that the merger and associated transactions were in the best interests of Rudolph and its stockholders. This discussion of information and material factors considered by Rudolph’s board of directors is intended to be a summary rather than an exhaustive list. In considering these factors, individual members of Rudolph’s board of directors may have given different weight to different factors. Rudolph’s board of directors conducted an overall analysis of the factors described above, and overall considered the factors to support its decision in favor of the merger and the merger agreement and the issuance of shares of Rudolph common stock in connection with the merger agreement. The decision of each member of Rudolph’s board of directors was based upon his own judgment, in light of all of the information presented, regarding the overall effect of the merger agreement and associated transactions on Rudolph’s stockholders as compared to any potential alternative transactions or courses of action. After considering this information, Rudolph’s board of directors unanimously approved the merger and the transactions contemplated by the merger agreement, and recommended that Rudolph’s stockholders approve the issuance of shares of Rudolph common stock in connection with the merger.

Opinion of Rudolph’s Financial Advisor

Rudolph retained Piper Jaffray to act as its financial advisor in connection with the merger, and, if requested, to render to Rudolph’s board of directors an opinion as to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of August Technology common stock in the merger.

Piper Jaffray delivered its written opinion dated June 27, 2005, to the effect that, as of that date and based upon and subject to assumptions, factors and limitations equivalent to those described below for Piper Jaffray’s December opinion, the merger consideration to be paid to the holders of August Technology common stock in the merger was fair, from a financial point of view, to Rudolph.

At the request of Rudolph’s board of directors, Piper Jaffray provided to Rudolph’s board of directors its written opinion, dated December 8, 2005, that, as of that date, the merger consideration to be paid to August Technology’s shareholders was fair, from a financial point of view, to Rudolph. Piper Jaffray’s December opinion took into account the then current financial projections provided to Piper Jaffray and August Technology’s restated financial results, and was based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below. A copy of Piper Jaffray’s written December opinion is attached to this document as Appendix D and is incorporated into this document by reference.

While Piper Jaffray rendered its June and December opinions and provided certain analyses to the board of directors of Rudolph, Piper Jaffray was not requested to, and did not make, any recommendation to the board of directors as to the specific form or amount of the consideration to be paid by Rudolph in the merger, which was determined through negotiations between Rudolph and August Technology. Each of Piper Jaffray’s written opinions, which were each addressed to Rudolph’s board of directors, addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of August Technology common stock, does not address Rudolph’s underlying business decision to proceed with, or effect, the merger or structure thereof, or the relative merits of the merger compared to any alternative business strategy or transaction in which Rudolph might engage and does not constitute a recommendation to any Rudolph stockholder as to how to vote in the merger.

The following is a summary of the material analyses and other information that Piper Jaffray prepared and relied on in delivering its December opinion to Rudolph’s board of directors. Other than taking into account the then current financial results and projections provided to Piper Jaffray and August’s restated financial results, the material analyses and other information that Piper Jaffray prepared and relied on in delivering its December opinion were similar to those it relied on in delivering its June opinion to Rudolph’s board of directors. The summary below includes information presented in tabular format. In order to understand fully the financial analyses used by Piper Jaffray, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

In arriving at its December opinion, Piper Jaffray’s review included:

•	financial terms of the merger agreement, dated June 27, 2005, as amended on December 8, 2005;

•	certain financial, market, securities and other data with respect to August Technology that was either publicly-available or made available from internal records of August Technology, including without limitation, August’s financial restatement for financial periods in 2004 and 2005;

•	certain internal financial projections for Rudolph and August Technology on a stand-alone basis prepared for financial planning purposes and furnished by the management of Rudolph and August Technology, respectively;

•	discussions with members of the senior management of Rudolph and August Technology with respect to the business and prospects of Rudolph and August Technology on a stand-alone basis and on a combined basis following the merger;

•	historical prices and trading volumes of the common stock of Rudolph and August Technology and for certain other companies deemed comparable to Rudolph and August Technology by Piper Jaffray;

•	the financial performance of certain other publicly-traded companies deemed comparable to Rudolph and August Technology by Piper Jaffray; and

•	financial terms, to the extent publicly available, of certain selected merger transactions.

Implied Consideration

Giving effect to the right of August Technology’s shareholders to receive, subject to proration and certain other adjustments as set forth in the merger agreement, either (i) stock consideration of 0.7625 shares of Rudolph common stock per share of August Technology common stock or (ii) cash consideration of $10.50 per share of August Technology common stock, Piper Jaffray calculated the aggregate implied value of the total consideration for August Technology common stock payable in connection with the merger to be approximately $189.3 million, or $10.23 per share of August Technology common stock (based on the closing price for Rudolph common stock on December 7, 2005). In calculating the implied value of the consideration for August Technology common stock payable in the merger, Piper Jaffray assumed as of the date of its December opinion that $60 million of the merger consideration would be paid in cash. Piper Jaffray also calculated the implied enterprise value (equity value plus debt minus cash) of August Technology to be approximately $149.8 million.

For purposes of rendering its opinion, with the consent of Rudolph’s board of directors, Piper Jaffray used the implied value of $10.23 per share based on the closing price of Rudolph common stock on December 7, 2005 and an assumption that $60 million of the merger consideration would be paid in cash as of December 7, 2005. Piper Jaffray noted that the actual value per share of August Technology common stock to be paid upon completion of the merger could be different depending on the actual price of Rudolph common stock at completion of the merger and the amount of cash and stock consideration elected by August Technology shareholders in the merger.

Historical Trading Analysis

Piper Jaffray reviewed general trading information concerning August Technology, including the stock price and volume over selected periods and the stock trading history of August Technology common stock. Piper Jaffray presented the recent common stock trading information for August Technology contained in the following tables for the periods prior to December 8, 2005 and the announcement of the merger of Nanometrics and August Technology on January 21, 2005:

For the periods ending December 7, 2005		For the periods ending January 20, 2005
Closing price on December 7, 2005	$10.71	Closing price on January 20, 2005	$ 9.15
One week prior	10.77	One week prior	8.12
Four week prior	10.32	Four week prior	10.06
Six month average	11.45	Six month average	8.79
One year average	11.21	One year average	11.73
52 week high	12.88	52 week high	23.45
52 week low	7.25	52 week low	6.14

Historical Exchange Ratio Analysis

Piper Jaffray analyzed the exchange ratio for August Technology shareholders who receive only Rudolph common stock as consideration in the merger against average exchange ratios based on historical stock prices for Rudolph and August Technology. Piper Jaffray examined the one week, one month, three month, six month and one year average exchange ratios for Rudolph and August Technology and the exchange ratio for Rudolph and August Technology one day prior to the announcement of the merger. Piper Jaffray conducted the analysis for each of these periods looking back both from December 8, 2005, and from the announcement of the merger of Nanometrics and August Technology on January 21, 2005. This analysis produced the following average historical exchange ratios and implied premiums or discounts based on an implied exchange ratio of 0.7721 shares of Rudolph common stock for each share of August Technology common stock:

	December 7, 2005	Average Historical Exchange Ratio prior to Announcement(1)
		One Week	One Month	Three Month	Six Month	One Year
Exchange Ratio	0.8083x	0.8042x	0.8302x	0.8213x	0.8140x	0.7657x
Implied Exchange Ratio Premium (Discount)(2)	(4.5)%	(4.0)%	(7.0)%	(6.0)%	(5.1)%	0.8%

(1)	Average historical exchange ratios for the periods ending on December 7, 2005.
(2)	Based on an implied exchange ratio of 0.7721x for August Technology shareholders, which was calculated using an implied per share consideration value of $10.23 as of December 7, 2005, and assuming the total merger consideration was paid only with Rudolph common stock with a value of $13.25 per share of Rudolph common stock, the closing price on December 7, 2005. This implied exchange ratio premium is the calculated exchange ratio premium that would exist if the merger consideration were paid only in Rudolph common stock. This implied exchange ratio premium differs from the premiums paid analysis summarized below because the premiums paid analysis used the implied values of the total merger consideration, including both cash and Rudolph common stock.

	One Day Prior to Announcement	Average Historical Exchange Ratio prior to Nanometrics Announcement (1)
		One Week	One Month	Three Month	Six Month	One Year
Exchange Ratio	0.5617x	0.5468x	0.5758x	0.5534x	0.5467x	0.6592x
Implied Exchange Ratio Premium(2)	37.5%	41.2%	34.1%	39.5%	41.2%	17.1%

(1)	Average historical exchange ratios for the periods ending on January 20, 2005, one day prior to the announcement of the merger of Nanometrics and August Technology.
(2)	Based on implied exchange ratio of 0.7721x for August Technology shareholders, which was calculated using an implied per share consideration value of $10.23 as of December 7, 2005, and assuming the total merger consideration was paid only with Rudolph common stock with a value of $13.25 per share of Rudolph common stock, the closing price on December 7, 2005. This implied exchange ratio premium is the calculated exchange ratio premium that would exist if the merger consideration were paid only in Rudolph common stock. This implied exchange ratio premium differs from the premiums paid analysis summarized below because the premiums paid analysis used the implied values of the total merger consideration, including both cash and Rudolph common stock.

August Technology Comparable Company Analysis

Piper Jaffray analyzed financial information and valuation ratios of August Technology compared to corresponding data and ratios from 9 publicly traded companies in the semiconductor capital equipment sector: ADE Corporation, FEI Company, ICOS Vision Systems, Inc., KLA, Nanometrics, Rudolph, Therma-Wave Inc., Veeco Instruments, Inc. and Zygo Corporation. Piper Jaffray used publicly-available Wall Street research estimates for the comparable company group and August Technology management estimates for August Technology. This analysis produced multiples of selected valuation data which Piper Jaffray compared to multiples for August Technology derived from the implied value of the August Technology common stock in the merger.

	August Technology(1)	Comparable Companies
		High	Mean	Median	Low
Enterprise value to latest twelve months revenue	1.8x	4.3x	2.1x	1.6x	0.7x
Enterprise value to estimated calendar year 2005 revenue	1.7x	4.3x	2.1x	1.7x	0.7x
Enterprise value to estimated calendar year 2006 revenue	1.5x	4.3x	2.0x	1.5x	0.6x
Share price to latest twelve months earnings per share	28.9	67.6x	36.4x	28.4x	16.2x
Share price to estimated calendar year 2005 earnings per share	18.8x	45.4x	30.9x	27.0x	21.0x
Share price to estimated calendar year 2006 earnings per share	15.3x	32.4x	23.4x	23.1x	19.5x

(1)	Based on the implied value of the merger consideration of $10.23 per share of August Technology common stock as of December 7, 2005.

Premiums Paid Analysis

Piper Jaffray reviewed 59 transactions involving companies in the broad technology sector. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were announced between January 1, 2003 and December 7, 2005;

•	transactions with equity values ranging from $100 million to $1 billion;

•	transactions involving U.S. publicly-traded targets;

•	transactions whose terms were publicly-available; and

•	transactions which were not share repurchases, acquisitions of a minority interest or acquisitions of a division.

In examining the selected transactions, Piper Jaffray analyzed the premium (or discount) payable in these transactions over trading prices for the target company one day, one week and four weeks prior to the announcement of the transaction. Piper Jaffray calculated implied price premiums for August Technology, based upon the implied value of the merger consideration of $10.23 per August Technology share as of December 7, 2005, one day, one week and four weeks prior to the announcement of the Nanometrics-August Technology merger on January 21, 2005. The following table sets forth information concerning the stock price premiums implied by the merger and the stock price premiums (and discounts) in the selected transactions.

	Implied August Technology Premium(1)	Selected Transactions
		High	Mean	Median	Low
One day before transaction/Nanometrics announcement	11.8%	101.0%	26.9%	21.5%	(28.0)%
One week before transaction/Nanometrics announcement	25.9%	97.6%	30.9%	27.5%	(28.5)%
Four weeks before transaction/Nanometrics announcement	1.7%	140.9%	42.1%	38.0%	(35.1)%

(1)	Based on the implied value of the merger consideration of $10.23 per share of August Technology common stock as of December 7, 2005.

M&A Transaction Analysis

Piper Jaffray reviewed 13 mergers and acquisitions transactions involving companies operating in businesses it deemed similar to August Technology’s business. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions with targets whose business Piper Jaffray deemed similar to August Technology’s, in the semiconductor capital equipment sector;

•	transactions completed between January 1, 2001 and December 7, 2005;

•	transactions whose terms were publicly-available; and

•	transactions which were not share repurchases, acquisitions of a minority interest.

Specifically, Piper Jaffray performed its analysis with respect to the following transactions:

Date Completed	Target	Acquiror
August 6, 2005	Mykrolis	Entegris
May 9, 2005	DVT Corp.	Cognex Corp.
April 22, 2005	DuPont Photomasks, Inc.	Toppan Printing Co., Ltd.
March 10, 2005	Genus, Inc.	Aixtron AG
May 28, 2004	NPtest Holding Corp.	Credence Systems Corp.
December 6, 2002	SpeedFam-IPEC Inc.	Novellus Systems Inc.
May 15, 2002	PRI Automation, Inc.	Brooks Automation Inc.
October 26, 2001	GenRad, Inc.	Teradyne Inc.
August 1, 2001	Integrated Measurement Systems, Inc.	Credence Systems Corp.
January 10, 2001	Gasonics International Corp.	Novellus Systems Inc.
January 26, 2001	Applied Science and Technology, Inc.	MKS Instruments Inc.
May 21, 2001	Silicon Valley Group Inc.	ASML Holding NV
January 1, 2001	CFM Technologies, Inc.	Mattson Technology

Piper Jaffray analyzed financial information of the targets in these transactions. Piper Jaffray used publicly-available Wall Street research estimates for the comparable transaction group and estimates of August Technology management for August Technology. This analysis produced multiples of selected valuation data which Piper Jaffray then compared to multiples for August Technology derived from the implied value of the August Technology common stock in the merger. The table below sets forth these comparisons.

	August Technology(1)	M&A Transactions
		High	Mean	Median	Low
Enterprise value to latest twelve months revenue	1.8x	3.8x	2.1x	2.0x	1.0x
Enterprise value to next twelve months revenue	1.5x	3.7x	1.9x	1.7x	1.1x
Equity value to latest twelve months net income	28.9	47.2x	26.7x	23.8x	17.5x
Equity value to next twelve months net income	17.3x	43.2x	25.5x	24.8x	13.6x

(1)	Based on the implied value of the merger consideration of $10.23 per share of August Technology common stock as of December 7, 2005.

Discounted Cash Flow Analysis

Piper Jaffray performed a discounted cash flow analysis for August Technology, in which it calculated the present value of the projected future cash flows of August Technology using August Technology’s management’s projections for the period beginning January 1, 2006 and ending December 31, 2009. Piper Jaffray estimated a range of theoretical values for August Technology based on the net present value of its projected annual cash flows and a terminal value for August Technology in 2009 calculated based upon a multiple of revenue. For purposes of this analysis, Piper Jaffray used discount rates ranging from 25% to 30%, and terminal values based on multiples of projected 2009 revenue ranging from 1.0x to 2.0x. This analysis resulted in implied equity values per share of August Technology ranging from a low of $9.90 per share to a high of $16.72 per share.

Pro Forma Analyses

Piper Jaffray analyzed pro forma effects resulting from the impact of the merger on the projected earnings per share of the combined company for calendar years 2005 and 2006, based on internal estimates of August Technology’s management for August Technology and internal estimates of Rudolph’s management for Rudolph. For purposes of its analysis, Piper Jaffray assumed that the aggregate amount of cash consideration paid by Rudolph in the merger would be $60.0 million (with the remaining merger consideration to be paid in Rudolph common stock). Piper Jaffray performed this analysis both with and without taking into account synergies that Rudolph and August Technology management estimate the combined company may realize following consummation of the merger. In addition, Piper Jaffray performed this analysis as though the merger was effective as of the beginning of the first quarter of 2006. Piper Jaffray calculated that synergies of approximately $3.5 million in 2006 would be required in order for Rudolph to achieve break-even (non-dilutive) earnings per share for calendar year 2006. Without taking into account the potential synergies, Piper Jaffray determined that the transaction could be dilutive for calendar year 2006 to the projected stand-alone earnings per share of Rudolph. Piper Jaffray determined that the transaction could be accretive for calendar year 2006 to the projected stand-alone earnings per share of Rudolph taking into account the potential synergies.

Analysis of Rudolph Common Stock

Piper Jaffray reviewed general trading information concerning Rudolph, including the stock price and volume over selected periods and the stock trading history of Rudolph common stock. Piper Jaffray presented the recent common stock trading information for Rudolph contained in the following table:

Closing price on December 7, 2005	$13.25
One week prior	12.85
Four week prior	12.22
Six month average	14.09
One year average	14.78
52 week high	19.00
52 week low	11.95

In addition, Piper Jaffray analyzed financial information and valuation ratios of Rudolph, compared to corresponding data and ratios from the 9 other publicly-traded companies listed in “—August Technology Comparable Company Analysis” above, except including August Technology in place of Rudolph. Piper Jaffray used publicly available Wall Street research estimates for the comparable company group and Rudolph. This analysis produced multiples of selected valuation data which Piper Jaffray compared to multiples for Rudolph based on Rudolph’s share price on December 7, 2005.

	Rudolph(1)	Comparable Companies
		High	Mean	Median	Low
Enterprise value to latest twelve months revenue	1.6x	4.3x	2.1x	1.7x	0.7x
Enterprise value to estimated calendar year 2005 revenue	1.7x	4.3x	2.1x	1.7x	0.7x
Enterprise value to estimated calendar year 2006 revenue	1.4x	4.3x	2.0x	1.5x	0.6x
Share price to latest twelve months earnings per share	31.0x	67.6x	36.3x	28.4x	16.2x
Share price to estimated calendar year 2005 earnings per share	40.6x	45.4x	27.7x	25.5x	21.0x
Share price to estimated calendar year 2006 earnings per share	19.5x	32.4x	22.9x	23.1x	14.9x

(1)	Based on December 7, 2005 closing price of Rudolph common stock.

In reaching its conclusion as to the fairness of the merger consideration and in its presentation to Rudolph’s board of directors, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying its opinion.

The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Rudolph or August Technology or the merger, as the case may be. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Rudolph and August Technology were compared and the transactions to which the merger was compared, and other factors that could affect the public trading value of the companies.

For purposes of its opinions, Piper Jaffray relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information discussed with or reviewed by it, and did not assume responsibility independently to verify such information. Piper Jaffray further relied upon the assurances of Rudolph’s and August Technology’s respective management that the information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that management was not aware of any information or facts that would make the information provided incomplete or misleading. In rendering its opinions, Piper Jaffray assumed that Rudolph and August Technology are not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the merger. With respect to financial forecasts and pro forma data relating to Rudolph and August Technology reviewed by Piper Jaffray, Piper Jaffray assumed that such information reflects the best currently available estimates and judgments of Rudolph’s and August Technology’s management. Piper Jaffray expressed no opinion as to any financial forecasts, pro forma data or other forward looking financial information of Rudolph or August Technology or the assumptions on which they were based. Piper Jaffray also relied on the assumptions of Rudolph’s management as to all accounting, legal, tax and financial reporting matters with respect to Rudolph, August Technology and the merger agreement. Without limiting the generality of the foregoing, in arriving at its opinions Piper Jaffray relied on Rudolph’s and August Technology’s management’s assumptions regarding the nature, amount and timing of pro forma effects expected to result from the merger.

Piper Jaffray assumed that the merger will qualify as a reorganization under the Code. Piper Jaffray did not independently verify that such tax treatment will be available in respect of the merger, and expressed no view with respect to the tax treatment that will be required to be applied to the merger.

In rendering its opinions, Piper Jaffray also assumed the transaction will be consummated pursuant to the terms of the merger agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at its opinions, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the transaction will be obtained in a manner that will not adversely affect Rudolph or August Technology or the contemplated benefits of the transaction.

In arriving at its opinions, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Rudolph or August Technology, or concerning the solvency or fair value of either entity, and was not furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray did not express any opinion regarding the liquidation value of any entity.

Each of Piper Jaffray’s opinions is necessarily based upon the information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of such opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. Piper Jaffray did not express any opinion as to the price at which shares of common stock of Rudolph or August Technology may trade following announcement or consummation of the transaction or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and, except as set forth in its engagement letter, does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Rudolph and August Technology for its own account or the account if its customers and, accordingly, it may at any time hold a long or short position in such securities. Piper Jaffray makes a market in Rudolph and August Technology common stock and provides research coverage on Rudolph.

Piper Jaffray has acted as financial advisor to Rudolph in connection with the merger and will receive from Rudolph a fee equal to 1.25% of the aggregate transaction value of the merger, but not less than $1,250,000 and not more than $2,000,000, contingent upon the consummation of the merger. Piper Jaffray received a fee of $300,000 from Rudolph for providing its June opinion and received a fee of $150,000 for providing its December opinion, which fees will be credited against the fee for financial advisory services. These opinion fees have been paid and are not contingent upon the consummation of the merger. In addition to these fees, Rudolph has agreed to reimburse Piper Jaffray up to $50,000 for its out-of-pocket expenses incurred providing its services, whether or not the merger is consummated. In the past two years, Piper Jaffray also advised Rudolph’s board of directors in connection with the board’s consideration of a shareholder rights plan. Rudolph has also agreed to indemnify Piper Jaffray against certain liabilities in connection with Piper Jaffray’s services.

Opinion of August Technology’s Financial Advisor

August Technology retained Needham & Company to act as its financial advisor in connection with the proposed merger and to render an opinion as to the fairness, from a financial point of view, to the holders of August Technology common stock of the merger consideration to be received by such holders pursuant to the merger agreement. The merger consideration was determined through arm’s length negotiations between August Technology and Rudolph and not by Needham & Company.

On June 27, 2005, Needham & Company delivered to August Technology’s board of directors its written opinion that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the merger consideration to be received by the holders of August Technology common stock pursuant to the merger agreement was fair to such holders from a financial point of view. The Needham & Company opinion is addressed to August Technology’s board of directors, is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of August Technology common stock as of the date of the opinion, and does not constitute a recommendation to any August Technology shareholder as to how that shareholder should vote on, or act on any matter relating to, the merger.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken by Needham & Company, is attached to this joint proxy statement/prospectus as Annex E. The summary of the Needham & Company opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the Needham & Company opinion. August Technology shareholders should read the Needham & Company opinion carefully and in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Needham & Company.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the merger agreement dated June 27, 2005;

•	reviewed certain publicly available information concerning Rudolph and August Technology and certain other relevant financial and operating data of Rudolph and August Technology furnished to Needham & Company by Rudolph and August Technology;

•	reviewed the historical stock prices and trading volumes of the common stock of Rudolph and August Technology;

•	held discussions with members of management of Rudolph and August Technology concerning their current and future business prospects and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies;

•	reviewed certain research analyst projections with respect to Rudolph and held discussions with members of Rudolph concerning those projections;

•	reviewed certain financial forecasts with respect to August Technology and Rudolph prepared by the respective managements of August Technology and Rudolph and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for August Technology;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	performed and/or considered such other studies, analyses, inquiries and investigations as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by or discussed with it for purposes of rendering its opinion, and Needham & Company neither attempted to verify independently nor assumed responsibility for verifying any of such information. Needham & Company assumed that the financial forecasts for each company provided to Needham & Company by their respective managements and the joint prospects of the combined companies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of August Technology and Rudolph, at the time of preparation, of the future operating and financial performance of August Technology and Rudolph and the combined companies. Needham & Company relied upon the estimates of August Technology and Rudolph of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger.

Needham & Company also assumed, based upon discussions with management of Rudolph, that the research analyst projections relating to Rudolph represent reasonable estimates as to the future performance of Rudolph. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of August Technology or Rudolph. Needham & Company’s opinion states that it was based on economic, monetary and market conditions existing as of its date. Needham & Company expressed no opinion as to what the value of Rudolph common stock will be when issued to the shareholders of August Technology pursuant to the merger or the prices at which Rudolph common stock or August Technology common stock will actually trade at any time. In addition, Needham & Company was not asked to consider, and the Needham & Company opinion does not address, August Technology’s underlying business decision to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available to August Technology.

No limitations were imposed by August Technology on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to June 27, 2005, and is not necessarily indicative of current or future market conditions.

In arriving at its opinion regarding the consideration to be paid to holders of August Technology common stock, Needham & Company assumed an implied merger consideration of $10.50 per share. This assumption was made on the basis that, pursuant to and as described more fully in the merger agreement, each issued and outstanding share of August Technology common stock will be converted into the right to receive either (a) 0.7625 shares of Rudolph common stock, which based on the closing price of Rudolph common stock on June 27, 2005 was valued at $10.50, (b) $10.50 in cash, or (c) in the event the election by the holders of August Technology common stock to receive the per share stock amount or the per share cash amount exceeds the respective per share stock and cash amount election caps contained in the merger agreement, a combination of shares of Rudolph common stock and cash, as determined by the merger agreement, such that the value of the consideration received was equal to $10.50 as of June 27, 2005.

Average Stock Price Ratio Analysis.    Needham & Company reviewed the historical trading prices of Rudolph common stock and August Technology common stock for various periods prior to June 27, 2005, the last full trading day prior to the date of Needham & Company’s opinion, in order to determine the average stock price ratios for the prior 30 days, three months, six months, 12 months, two years, three years and five years. “Average stock price ratio” data represent the daily closing stock price of August Technology common stock divided by the daily closing stock price of Rudolph common stock averaged over the respective period.

Date or Period prior to June 27, 2005	Average Stock Price Ratio
Last five years	0.4697
Last three years	0.5931
Last two years	0.6714
Last 12 months	0.6471
Last six months	0.7271
Last three months	0.8279
Last 30 days	0.7794

Rudolph / August Technology merger agreement	0.7625

Needham & Company noted that, although the exchange ratio pursuant to the merger agreement of 0.7625 was lower than the average stock price ratios for the prior 30 days and three months, the trading prices of August Technology common stock subsequent to January 27, 2005 were affected by the announcements of Rudolph’s and KLA’s respective indications of interest.

Contribution Analysis.    Needham & Company reviewed and analyzed the implied percentage contribution of each of August Technology and Rudolph to the pro forma combined operating results for calendar year 2004 and the pro forma estimated combined operating results for calendar year 2005 and calendar year 2006. Needham & Company also reviewed and analyzed the implied percentage contribution of each of August Technology and Rudolph to the pro forma combined balance sheet as of March 31, 2005. In calculating the pro forma estimated combined operating results, Needham & Company used financial forecasts prepared by August Technology and Rudolph management and assumed no cost savings or other synergies.

Needham & Company reviewed, among other things, the implied percentage contributions to pro forma combined revenues, gross profit, earnings before interest and taxes, or EBIT, cash and equivalents, total assets, stockholders’ equity and working capital.

The following tables present the results of this analysis and the minimum and maximum estimated percentage ownership of the combined company on a pro forma basis by the August Technology shareholders and the Rudolph stockholders, based on the merger consideration formulae set forth in the merger agreement, using the minimum and maximum stock and cash election caps (which provide for Rudolph to pay a minimum of $37.2 million and a maximum of $60.0 million in total cash to August Technology shareholders), and using the treasury stock method to calculate the number of shares of post-merger Rudolph common stock outstanding after taking into account outstanding options.

	Implied Actual/Estimated Percentage Contribution
	Rudolph	August Technology
Pro forma combined revenues
2004	55.2%	44.8%
2005 estimate	53.9%	46.1%
2006 estimate	55.0%	45.0%
Pro forma combined gross profit
2004	52.1%	47.9%
2005 estimate	50.6%	49.4%
2006 estimate	52.2%	47.8%
Pro forma combined EBIT
2004	98.0%	2.0%
2005 estimate	69.8%	30.2%
2006 estimate	62.8%	37.2%

Pro forma combined balance sheet data:
Pro forma combined cash and equivalents	61.8%	38.2%
Pro forma combined working capital net of debt	63.2%	36.8%
Pro forma combined total assets	64.2%	35.8%
Pro forma combined stockholders’ equity	66.3%	33.7%

	Estimated Pro Forma Percentage Ownership
	Rudolph	August Technology
Assuming $60.0 million total cash	63.8%	36.2%
Assuming $37.2 million total cash	60.0%	40.0%

The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

Needham & Company also calculated August Technology’s implied market capitalization and the resulting implied stock price ratio based upon the results of the contribution analysis. The implied market capitalizations were calculated based on Rudolph’s market capitalization as of June 27, 2005 and the contribution analysis, as adjusted for each company’s net cash position. The implied stock price ratios were calculated by dividing August Technology’s implied market capitalization for each line item by Rudolph’s market capitalization as of June 27, 2005. The following table presents the results of this analysis:

	Contribution Analysis		August Technology’s Implied Market Cap	Implied Stock Price Ratio
	August Technology	Rudolph
2004
Revenues	44.8%	55.2%	$172,808	0.68x
Gross profit	47.9%	52.1%	205,480	0.81x
EBIT	2.0%	98.0%	12,218	0.05x
2005 estimate
Revenues	46.1%	53.9%	$199,286	0.79x
Gross profit	49.4%	50.6%	298,940	1.18x
EBIT	30.2%	69.8%	98,379	0.39x
2006 estimate
Revenues	45.0%	55.0%	$236,196	0.93x
Gross profit	47.8%	52.2%	212,968	0.84x
EBIT	37.2%	62.8%	138,291	0.55x

Mean:			$174,952	0.69x

Deal Value:			$192,837	0.76x

Pro Forma Transaction Analysis.    Needham & Company prepared pro forma analyses of the financial impact of the merger based on the merger consideration (assuming the cash portion of the cash consideration totaled either $37.2 million or $60.0 million) and estimated financial results of August Technology and Rudolph for the 2005 and 2006 calendar years, estimated transaction fees and assuming cost savings and other synergies resulting from the merger. The estimated financial results, transaction fees, cost savings and revenue and other synergies were based upon August Technology’s and Rudolph’s respective management estimates. Based upon these projections and assumptions, Needham & Company noted that, under both the minimum and maximum cash bases, the merger would be accretive to the estimated earnings per share of Rudolph for the 2006 calendar year. The actual operating or financial results achieved by the combined entity may vary from estimated results, and these variations may be material.

Selected Company Analysis.    Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for August Technology, as adjusted to reflect the merger, to the corresponding publicly available data and ratios of certain publicly traded companies that Needham & Company deemed relevant. These companies, referred to as the selected companies, consisted of the following:

•	ADE Corporation;

•	Applied Materials, Inc.;

•	FEI Company;

•	ICOS Vision Systems, Inc.;

•	KLA-Tencor Corporation;

•	Nova Measuring Instruments Ltd.;

•	Rudolph;

•	Therma-Wave, Inc.;

•	Veeco Instruments Inc.; and

•	Nanometrics Incorporated.

The table below sets forth information concerning the following multiples for the selected companies and for August Technology:

•	Enterprise value as a multiple of last twelve months, or LTM, revenues;

•	Enterprise value as a multiple of estimated calendar year 2005 revenues;

•	Enterprise value as a multiple of estimated calendar year 2006 revenues;

•	Price as a multiple of estimated calendar year 2005 earnings per share;

•	Price as a multiple of estimated calendar year 2006 earnings per share; and

•	Market value as a multiple of book value.

Needham & Company also compared, for the selected companies,

•	Enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or EBITDA,

•	Enterprise value as a multiple of LTM EBIT, and

•	Price as a multiple of LTM earnings per share,

but determined that these comparisons were not meaningful because of August Technology’s negative EBITDA, EBIT and earnings per share for the last 12 months.

For purposes of the selected transaction and selected companies analyses, the terms transaction value and market value represent the value, or implied valued based upon the merger consideration or exchange ratio, of the relevant company’s common equity, and the terms aggregate transaction value and enterprise value represent, with respect to the relevant company, market value plus debt, less cash.

Needham & Company used publicly available financial estimates for the estimated data for the selected companies and for August Technology. Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on June 27, 2005, and for August Technology based on an implied merger consideration of $10.50 per share.

Selected Companies
	High	Low	Mean	Median	August Technology
Enterprise value to LTM revenues	3.3x	0.2x	1.8x	1.6x	2.0x
Enterprise value to estimated calendar 2005 revenues	3.3x	0.2x	1.8x	1.6x	1.7x
Enterprise value to estimated calendar 2006 revenues	3.1x	0.2x	1.4x	1.4x	1.2x
Price to estimated calendar 2005 earnings per share	42.1x	17.3x	26.7x	24.0x	87.5x
Price to estimated calendar 2006 earnings per share	24.0x	11.0x	17.2x	15.2x	12.2x
Market value to book value	3.8x	1.2x	2.3x	2.5x	2.4x

Selected Transaction Analysis.    Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced between January 1, 2002 and June 27, 2005 that involved targets that were semiconductor capital equipment companies and in which the consideration was all stock.

Target	Acquirer
Mykrolis Corporation	Entegris, Inc.
Genus Inc.	Aixtron AG
SpeedFam-IPEC, Inc.	Novellus Systems, Inc.
PRI Automation Inc.	Brooks Automation, Inc.
Sensys Instruments Corporation	Therma-Wave, Inc.

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the August Technology/Rudolph merger,

•	aggregate transaction value as a multiple of LTM revenues,

•	aggregate transaction value as a multiple of LTM EBITDA, and

•	transaction value as a multiple of book value.

Needham & Company calculated multiples for August Technology based on the implied merger consideration of $10.50 per share. In calculating the aggregate transaction value of the merger, no adjustments were made for the payment of termination fees and expenses of approximately $10.9 million relating to the termination of the Nanometrics merger agreement. The following table sets forth information concerning the multiples for the selected transactions.

	Selected Transactions				Rudolph/August Technology Merger
	Maximum	Minimum	Mean	Median
Aggregate transaction value to LTM revenues	31.9x	0.9x	7.6x	1.8x	2.0x
Aggregate transaction value to LTM EBITDA	9.2x	9.2x	9.2x	9.2x	54.5x
Transaction value to book value	15.8x	2.4x	7.2x	3.4x	2.4x

No company, transaction or business used in the “Selected Company Analysis” or the “Selected Transaction Analysis” is identical to August Technology, Rudolph or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of August

Technology and Rudolph. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and related analyses were only one of many factors considered by August Technology’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of August Technology’s board of directors or management with respect to the merger consideration or the merger.

The material financial analyses used by Needham & Company in arriving at its opinion with respect to the merger with Rudolph were the same as those used by Needham & Company in arriving at its opinion with respect to the terminated merger with Nanometrics. Because the terminated Nanometrics merger was considered to be a “merger of equals” while the Rudolph transaction was considered a strategic merger (but not a “merger of equals”), the data reviewed by Needham & Company for the two transactions was different in certain limited respects. For example, since the terminated Nanometrics merger was considered to be a “merger of equals,” Nanometrics was not included in Needham & Company’s selected company analysis of the Nanometrics merger, since the multiples for both August Technology and Nanometrics were compared to those of the selected companies. Similarly, Needham & Company reviewed different transactions for the selected transactions analyses of the Nanometrics merger and the Rudolph merger; in particular, Needham & Company’s selected transactions analysis for the Nanometrics merger considered other “merger of equals” transactions involving U.S. publicly-traded companies, while its selected transactions analysis for the Rudolph merger included a review of stock mergers involving semiconductor capital equipment companies.

Under the terms of its engagement letter with Needham & Company, August Technology has paid or agreed to pay Needham & Company a nonrefundable fee of $200,000 for rendering the Needham & Company opinion and a $250,000 fee for financial advisory services that was payable upon execution of the merger agreement. If the merger is consummated, August Technology has agreed to pay to Needham & Company an additional fee equal to 1.5% of the aggregate transaction value of the merger against which the $250,000 in financial advisory fees would be credited. If the merger had been completed on January         , 2006, the total fees payable to Needham & Company would be approximately $            , if the cash portion of the merger consideration is the maximum of $60.0 million, and would be approximately $            , if the cash portion of the merger consideration is the minimum of $37.2 million. Whether or not the merger is consummated, August Technology has agreed to reimburse Needham & Company for its out-of-pocket expenses and to indemnify Needham & Company against certain liabilities relating to or arising out of services performed by Needham & Company as financial advisor to August Technology. In the event the merger is not consummated and an alternative business combination is consummated during the period that Needham & Company is retained as financial advisor to August Technology or within twenty-four months thereafter, August Technology has agreed to pay Needham & Company fees for financial advisory services equal to 1.5% of the aggregate transaction value of the first such alternative business combination and 1.0% of the aggregate transaction value of subsequent alternative business combinations, against which the $250,000 fee due upon signing of a definitive agreement with respect to a transaction would be credited. Needham & Company would also receive a fee of $200,000 for any opinion rendered with respect to any such transaction. In connection with its previously pending transaction with Nanometrics, August Technology has paid Needham & Company a total of $450,000.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the August Technology board of directors to act as August Technology’s financial advisor in connection with the merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with August Technology and similarly situated technology companies. Needham & Company has in the past provided and may in the future provide investment banking and financial advisory services to August Technology and Rudolph unrelated to the proposed merger, for which services Needham & Company has received and expects to receive compensation. During the past two years, Needham & Company acted as lead managing underwriter for August Technology’s September 2003 public offering of common stock and provided financial advisory services to August Technology in connection with its previously pending transaction with Nanometrics. Needham & Company has had no investment banking relationship with Rudolph during the past two years. In the normal course of its business, Needham & Company may actively trade the equity securities of August Technology or Rudolph for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in these securities.

Interests of August Technology Directors and Executive Officers in the Merger

General

In considering the recommendation of August Technology’s board of directors that August Technology shareholders approve the merger agreement and the merger, you should be aware that members of August Technology’s board of directors and executive officers have interests in the merger that may be different than, or in addition to, the general interests of August Technology’s shareholders. These interests include:

•	the appointment of two current directors of August Technology as directors of Rudolph upon completion of the merger, the right to appoint one additional director of Rudolph upon completion of the merger and the appointment of certain executive officers of August Technology as executive officers of Rudolph upon completion of the merger;

•	the continued employment of certain executive officers of August Technology upon completion of the merger pursuant to amendments to their current employment agreements entered into in connection with the merger agreement;

•	the potential receipt of severance payments and the acceleration of options held by certain executive officers of August Technology; and

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of August Technology following the merger.

Directors and Executive Officers Following the Merger

August Technology and Rudolph have agreed that certain current officers and directors of August Technology will serve as officers and directors of Rudolph following the merger. See “The Merger Agreement—Rudolph Board of Directors and Officers after the Merger.”

Amendments to Employment Agreements

August Technology entered into amendments to the employment agreements of Jeff L. O’Dell, Stanley D. Piekos, Michael P. Plisinski, D. Mayson Brooks, Jeffrey T. Nelson and Ardelle R. Johnson in connection with the merger. Each amendment provides for the continued employment of these certain executive officers under the compensation arrangements contained in their current employment agreements. In anticipation of the changes in title, authority and reporting responsibilities of each individual in connection with the merger, August Technology and each individual agreed that these changes would not be considered “good reason” under their respective employment agreements and, accordingly, would not permit the employee to terminate his employment agreement and receive severance benefits as described below.

August Technology’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation with respect to the merger agreement and the merger.

Executive Officer Severance Payments and Stock Option Acceleration

Other than as noted herein, each executive officer is entitled to receive, on substantially similar terms and conditions, certain severance payments if he is terminated without “cause,” as defined below, or terminates his employment for “good reason,” as defined below, at any time within the 18-month period (or, in the case of Lynn J. Davis, 12-month period) following a change of control, which includes the completion of the merger. The right to these payments is contained in each executive officer’s employment agreement, which was entered into at the start of the executive officer’s employment with August Technology. These benefits include payment of the executive officer’s base salary for varying periods as specified in the particular agreements, in an amount equal to that reflected in the chart below. In addition, for the same period, the executive officer would be entitled to receive continued group health or other group benefits as allowed under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA. Executive officers who signed amendments to their employment agreements as described above have agreed that changes in their title, authority and reporting responsibilities agreed to in connection with the merger will not constitute “good reason” that triggers a right to resign and receive severance benefits. Finally, all unexpired and non-vested stock options held by the executive officer would immediately vest. The agreements are binding on any successor to August Technology.

The following table identifies, for each August Technology executive officer, as of June 27, 2005, the estimated total severance payment to which he would be entitled if he were terminated without “cause” or were to resign for “good reason” (as such definition is limited for those executive officers that executed an amendment to his employment agreement) at any time within the 18-month period (or, in the case of Mr. Davis, 12-month period) following completion of the merger, the aggregate number of shares of his or her outstanding vested and unvested August Technology stock options, the aggregate number of shares subject to his outstanding unvested August Technology stock options, the weighted average exercise price of his collective vested and unvested August Technology stock options and the value of all options.

Name and Title	Total Severance Payment	Aggregate Shares Subject to Outstanding Options		Aggregate Shares Subject to Unvested Options(1)	Weighted Average Exercise Price of Unvested Options	Value of Unvested Options(2)	Weighted Average Exercise Price of All Options	Value of All Options(3)
Jeff L. O’Dell Chief Executive Officer	$442,500	17,250		4,000	$4.70	$23,200	$7.86	$59,305
Lynn J. Davis President and Chief Operating Officer	$225,000	175,000		175,000	$11.57	$—	$11.57	$—
Stanley D. Piekos Chief Financial Officer and Secretary	$322,500	180,564	(4)	100,100	$6.23	$427,552	$7.29	$711,700
D. Mayson Brooks Vice President, Global Sales and Field Operations	$315,000	123,332		23,350	$7.33	$74,042	$9.69	$276,759
Cory M. Watkins Chief Technical Officer	$300,000	63,656		24,500	$9.33	$28,714	$10.60	$100,301
Michael P. Plisinski Vice President, Engineering	$307,500	91,000		61,699	$9.21	$109,592	$9.66	$140,679
Jeffrey T. Nelson Vice President, Manufacturing	$41,250	45,703		45,000	$7.62	$129,600	$7.69	$129,600
Ardelle R. Johnson Vice President, Strategic Marketing	$217,500	67,982		44,600	$10.69	$1,072	$11.10	$5,029

(1)

Pursuant to the terms of the August Stock Plan, certain unvested options will vest at the completion of the merger. The executive officers holding such options and the number of options that will automatically vest upon completion of the merger are as follows: Mr. O’Dell,

4,000 options; Mr. Piekos, 69,000 options; Mr. Brooks, 16,750 options; Mr. Watkins, 6,600 options; Mr. Plisinski, 32,000 options; and Mr. Johnson 36,000 options. In addition, certain options will vest as a result of termination (without cause or resignation for good reason as discussed above under “—Amendments to Employment Agreements”) at any time within the 18-month period (or, in the case of Mr. Davis, 12-month period) following the merger.

(2)	Illustrates the economic value of all unvested options held by each executive officer assuming the acceleration of all such unvested options in the merger and the exercise of such options, immediately upon completion of the merger. The economic value was calculated for each executive officer by multiplying the shares subject to in-the-money options by the difference between the value of the merger consideration as of June 27, 2005 ($10.50) and the exercise price of such unvested options.
(3)	Illustrates the economic value of all options held by each executive officer assuming the acceleration of all unvested options in the merger and the exercise of all options, immediately upon completion of the merger. The economic value was calculated for each executive officer by multiplying the shares subject to options by the difference between the value of the merger consideration as of June 27, 2005 ($10.50) and the exercise price of such in-the-money options.
(4)	On August 30, 2005, Mr. Piekos adopted a plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, providing for (i) the exercise of stock options to purchase 61,900 shares prior to the record date of the August Technology special meeting to vote on the merger (assuming that the record date was set by October 1, 2005) and (ii) the sale of 16,030 shares of August Technology common stock following the record date of the special meeting to partially cover the costs incurred in exercising the options. Pursuant to the terms of the plan, no shares will be sold under the plan because the record date for the special meeting was not set by October 1, 2005.

Under the employment agreements, the executive officer’s employment may be terminated for “cause” only by reason of conduct by the executive officer constituting (a) a felony involving moral turpitude under either federal law or the laws of the state of Minnesota, or (b) the executive officer’s willful failure to fulfill his or her employment duties; provided, however, that an act or the failure to act by the executive officer shall not be willful unless it is done, or omitted to be done, in bad faith and without any reasonable belief that the executive officer’s action or omission was in the best interests of the employer.

As used in the employment agreements with the August Technology executive officers, the term “good reason” means (1) a material change in the executive officer’s reporting responsibilities, titles or offices, or any removal of the executive officer from or any failure to re-elect the executive officer to any of such positions, which has the effect of materially diminishing the executive officer’s responsibility or authority, (2) a reduction by the employer of the executive officer’s base salary, (3) a requirement imposed by the employer on the executive officer that results in the executive officer being based at a location that is outside of a 25 mile radius of the executive officer’s prior job location, (4) without the adoption of a replacement plan, program or arrangement that provides benefits to the executive officer that are equal to or greater than those benefits that are discontinued or adversely affected, (a) the failure by the employer to continue in effect, within its maximum stated term, any pension, bonus, incentive, stock ownership, stock purchase, stock option, life insurance, health, accident, disability, or any other employee compensation or benefit plan, program or arrangement, in which the executive officer is or has been participating, or (b) the taking of any action by the employer that would adversely affect the executive officer’s participation or materially reduce the executive officer’s benefits under any of such plans, programs or arrangements, (5) any action by the employer that would materially adversely affect the physical conditions in or under which the executive officer performs his or her employment duties, or (6) any material breach by the employer of the employment agreement. “Good reason” shall be determined by the employee’s good faith, but sole and absolute judgment. “Good reason” does not include the death of the executive officer, any other reason for the executive officer terminating the employment relationship, or any event that the executive officer has expressly consented to in writing. An event shall not constitute “good reason” if the executive officer fails to notify the employer within 60 days of the occurrence of the event. As discussed above under “—Amendments to Employment Agreements,” the term “good reason” in the employment agreements of certain officers of August Technology was modified so that certain changes in the title, authority and reporting responsibilities as a result of the merger would not trigger a right to resign and receive severance benefits.

Indemnification; Directors’ and Officers’ Insurance

In the merger agreement, Rudolph agreed that, for a period of six years following completion of the merger, Rudolph and any of its subsidiaries would honor any indemnification agreements currently in place between August Technology and any of its directors and officers. Additionally, Rudolph agreed that, for a period of six years following completion of the merger, that Rudolph and any of its subsidiaries would cause the certificate of incorporation and bylaws (or any similar organizational documents) of Rudolph and its subsidiaries to contain indemnification and exculpation provisions no less favorable than the indemnification and exculpation provisions contained in the August Technology articles of incorporation and bylaws immediately prior to the merger and, for a period of six years following the merger, Rudolph, and its subsidiaries would not amend, repeal or otherwise modify such provisions of the certificate or articles of incorporation or bylaws in any manner.

In addition, for a period of six years from the completion of the merger, Rudolph will cause August Technology’s existing policy of directors’ and officers’ and fiduciary liability insurance to be maintained, subject to certain limitations. Alternatively, Rudolph is permitted to purchase a six-year “tail” prepaid policy on August Technology’s current policy of directors’ and officers’ and fiduciary liability insurance and maintain the policy in full force and effect for a period of six years.

Rudolph Board of Directors and Executive Officers after the Merger

For a description of the composition of Rudolph’s board of directors and executive officers following the merger, see “The Merger Agreement—Rudolph Board of Directors and Officers after the Merger.”

Material United States Federal Income Tax Consequences of the Merger

General

The following discussion summarizes the material United States federal income tax consequences of the merger to August Technology, Rudolph, Rudolph’s stockholders and to United States holders (as defined below) of August Technology common stock who hold their common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the Code, applicable Treasury Regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the Internal Revenue Service, all as in effect on the date of this joint proxy statement/prospectus. All of the foregoing authorities are subject to change, possibly retroactively, resulting in United States federal income tax consequences different from those set forth below. No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger, and the following summary is not binding on the Internal Revenue Service or the courts. There can be no assurance that the Internal Revenue Service will not take a contrary position regarding the tax consequences of the merger described in this discussion or that any such contrary position would not be sustained.

This discussion does not address all of the United States federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances, and does not address the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion does not consider any specific facts or circumstances that may be relevant to a shareholder subject to special rules under United States federal income tax laws, including, without limitation:

•	banks and other financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	mutual funds, regulated investment companies or real estate investment trusts;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	holders that are not United States holders (as defined below);

•	holders whose functional currency is not the U.S. dollar;

•	partnerships or other entities treated as partnerships or flow-through entities;

•	holders who hold shares as a hedge, straddle or other risk reduction, constructive sale or conversion transaction; or

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

For purposes of this discussion, the term “United States holder” means a beneficial owner of August Technology common stock who or that is:

•	a citizen or resident of the United States;

•	a corporation or partnership, or other entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

•	a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes; or

•	an estate that is subject to United States federal income tax on its income, regardless of its source.

If a partnership holds shares of August Technology common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding August Technology common stock should consult their tax advisors about the tax consequences of the merger to them.

Tax matters are very complicated, and the tax consequences of the merger to an August Technology shareholder will depend on such shareholder’s particular tax situation. August Technology’s shareholders are strongly encouraged to consult their own tax advisors regarding the specific tax consequences of the merger to them, including the applicability of federal, state, local and foreign tax laws.

Tax Consequences of the Merger

The consummation of the merger is conditioned on (i) Rudolph’s receipt of an opinion from Latham & Watkins LLP, dated the date of completion of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) August Technology’s receipt of an opinion from Fredrikson & Byron, P.A., dated the date of completion of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This condition may not be waived by either party. The opinions will be based on customary factual assumptions and representations contained in representation letters to be delivered by Rudolph, NS Merger Sub and August Technology, which assumptions and representations must continue to be true and accurate in all respects as of the completion of the merger. These opinions will not be binding on the Internal Revenue Service or any court.

Tax Treatment of Rudolph, Rudolph’s Stockholders and August Technology

No gain or loss will be recognized for United States federal income tax purposes by Rudolph, Rudolph’s stockholders or August Technology.

Exchange of Shares of August Technology Common Stock for Rudolph Common Stock, Cash or a Combination of Rudolph Common Stock and Cash

For federal income tax purposes:

•	except with respect to cash received in lieu of a fractional share of Rudolph common stock, August Technology shareholders who receive solely Rudolph common stock in the merger will not recognize gain or loss;

•	an August Technology shareholder that receives a combination of cash and Rudolph common stock generally will recognize gain (if any) in an amount equal to the lesser of (i) the excess of the amount of cash plus the fair market value of any Rudolph common stock received in the merger over such shareholder’s tax basis in the August Technology common stock exchanged in the merger or (ii) the amount of cash received in the merger. No loss may be recognized, except for loss resulting from the receipt of cash in lieu of a fractional share of Rudolph common stock. Realized gain or loss must be calculated separately for each identifiable block of August Technology common stock exchanged in the merger and a loss realized on one block of August Technology common stock cannot be used to offset a gain realized on another block of August Technology common stock;

•	an August Technology shareholder that receives solely cash will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the merger and such shareholder’s tax basis in the August Technology common stock exchanged in the merger; gain or loss must be calculated separately for each identifiable block of August Technology common stock exchanged in the merger;

•	an August Technology shareholder’s aggregate tax basis in (i) the shares of Rudolph common stock received in the merger plus (ii) any fractional shares of Rudolph common stock for which such holder receives cash will be the same as such shareholder’s aggregate tax basis in the August Technology common stock exchanged in the merger, decreased by the amount of any cash received by such shareholder in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of any gain recognized by such shareholder in the merger (including any portion of gain that is treated as a dividend but excluding any gain recognized as a result of cash received in lieu of a fractional share);

•	an August Technology shareholder’s holding period with respect to shares of Rudolph common stock received in the merger will include the holding period of the August Technology common stock exchanged therefore; and

•	August Technology shareholders who receive cash in lieu of a fractional share of Rudolph common stock will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such shareholder’s tax basis in the fractional share.

Tax Character of Gain on Receipt of Rudolph Common Stock and Cash

In the case of August Technology shareholders receiving Rudolph common stock and cash and having no direct or indirect control over Rudolph’s corporate affairs, any gain recognized by such shareholder in the merger generally will be treated as capital gain for United States federal income tax purposes. Such gain will be long-term capital gain if the August Technology shareholder’s holding period in the August Technology common stock exchanged in the merger is more than one year. However, there are circumstances under which all or a part of any gain that such shareholder recognizes in the merger would be treated as a distribution of a dividend instead of capital gain to the extent of the shareholder’s ratable share of undistributed accumulated earnings and profits of the corporation. Due to the inherently factual nature of this determination, August Technology shareholders are encouraged to consult their own tax advisors to determine whether any gain recognized in the merger would be treated as a distribution of a dividend.

August Technology Shareholders Exercising Dissenters’ Rights

An August Technology shareholder who exercises dissenters’ rights in accordance with the MBCA generally will recognize capital gain or loss in a net aggregate amount equal to the difference between the amount of cash received and the shareholder’s basis in the dissenting shares. Although there is no authority directly on point, it is possible that a shareholder will be required to recognize gain or loss upon completion of the merger, and in advance of the receipt of any cash payment, in an amount generally equal to the trading price of August Technology common stock at the time of the merger less such shareholder’s tax basis in the dissenting shares. In this event, capital gain or loss also would be recognized by the shareholder at the time the appraised fair cash value is received, to the extent that such payment differs from the trading price of August Technology common stock upon completion of the merger. A portion of such payment may be characterized as interest income.

Backup Withholding

Non-corporate holders of August Technology common stock may be subject to backup withholding on any cash payments received in the merger. However, backup withholding may be avoided if a shareholder:

•	furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 or successor form included in the election form/letter of transmittal to be delivered to such holder following completion of the merger; or

•	is otherwise exempt from backup withholding and properly establishes such exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s United States federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and identifiable intangible assets of August Technology acquired in connection with the merger, based on their respective estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and identifiable intangible assets of August Technology that exist as of the date of completion of the merger. Any excess of the estimated purchase price over the fair value of net assets acquired will be accounted for as goodwill.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination will not be amortized but instead will be tested for impairment at least annually and more frequently if certain indicators are present.

Regulatory Matters Relating to the Merger

The merger is subject to review by the Antitrust Division of the DOJ and the FTC under the HSR Act. Under the HSR Act, Rudolph and August Technology were required to make premerger notification filings with the DOJ and FTC and await the expiration or early termination of the statutory waiting period prior to completing the merger. Rudolph and August Technology made these requisite filings and early termination of the HSR waiting period was granted, effective as of July 13, 2005.

The expiration or termination of all necessary antitrust waiting periods and receipt of all necessary antitrust clearances, consents and approvals is also a condition to the completion of the merger. As noted above, early termination under the HSR Act has already been granted and Rudolph and August Technology have determined that there are no additional antitrust or competition law filings required to be made prior to the completion of merger. Post-merger notification is likely required under the competition laws of one or more foreign jurisdictions, but this requirement will not affect the timing of the merger and is not a condition to the completion of the merger.

In addition, at any time before or after the completion of the merger, either the DOJ, the FTC or other United States or foreign governmental authorities could challenge or seek to block the merger under applicable antitrust laws, or to conditionally approve the merger subject to divestiture of substantial assets by Rudolph or August Technology. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws of that jurisdiction challenging or seeking to enjoin the merger, before or after it is completed. Rudolph and August Technology cannot assure you that a challenge to the merger will not be made, or that if a challenge is made, Rudolph and August Technology will prevail.

Dissenters’ Rights in Connection with the Merger

If you do not vote your shares in favor of the proposal to approve the merger and you remain the holder of August Technology common stock at the effective time of the merger, you will, by complying with the procedures set forth in the MBCA, be entitled to receive an amount equal to the fair value of your shares. A copy of Sections 302A.471 and 302A.473 of the MBCA is attached to this document as Annex F. You should read it for more complete information concerning your dissenters’ rights. The discussion in this section is qualified in its entirety by the reference to Annex F. You must follow the procedure set forth in the MBCA exactly or you risk losing your dissenters’ rights.

In order to be entitled to assert your dissenters’ rights, you must not vote for the merger. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are either voted “AGAINST” or “ABSTAIN” on Proposal No. 1. If you sign and return the proxy without voting instructions or with instructions to vote “FOR” Proposal No. 1, your shares will automatically be voted in favor of the merger and you will lose your dissenters’ rights.

Before the shareholder vote is taken, the dissenting shareholder must notify August Technology, in writing, of his or her intent to demand the fair value of the shares owned by him or her if the merger is effected. Any shareholder exercising and preserving dissenters’ rights must do so with respect to all, and not less than all, of his or her shares.

Under the MBCA, Rudolph would be required to send to each dissenting shareholder who files an intent to demand the fair value of his or her shares a notice, after the merger is approved, containing (i) the address to which a demand for payment must be sent and the date by which it must be received, (ii) a form to be used to demand payment, and (iii) a copy of Sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed under those sections. The dissenting shareholder would be required to demand payment and deposit his or her stock certificates for shares with Rudolph within 30 days after such notice was given.

If Rudolph receives any valid demand for such payment, it would be required to remit to each dissenting shareholder the amount Rudolph deemed to be the fair value of the shares plus interest, certain financial information, a description of the method used in determining fair value, copies of the applicable provisions of the MBCA and a description of the procedures to be followed in demanding supplemental payment. Section 302A.473, Subdivision 1(c) defines “fair value of the shares” to mean the value of the shares of the company immediately before the effective date of the merger. If a dissenting shareholder believes that the amount remitted by Rudolph was less than the fair value of the shares plus interest, the dissenting shareholder could give written notice to Rudolph of his or her own estimate of the fair value, plus interest, within 30 days after Rudolph mails the remittance and demand payment of the difference. In that event, Rudolph would be required, within 60 days of receiving the demand, either to pay the amount the dissenting shareholder demanded or to file in court a petition requesting that the court determine the fair value. The fair value determined by the court would be binding on all shareholders.

A dissenting shareholder who receives cash payment for his or her shares will be treated as if such shares were redeemed for United States federal income tax purposes.

Listing of Rudolph Common Stock

Application will be made to have the shares of Rudolph common stock issued in connection with the merger approved for listing on the Nasdaq National Market.

Delisting and Deregistration of August Technology Common Stock

If the merger is completed, August Technology common stock will be delisted from the Nasdaq National Market and deregistered under the Exchange Act. Consequently, August Technology will no longer be required to file periodic reports with the SEC.

Restrictions on Sales of Certain Shares of Rudolph Common Stock Received in the Merger

The shares of Rudolph common stock to be issued in connection with the merger (including the associated preferred share purchase rights) will be registered under the Securities Act of 1933, as amended, which is referred to in this joint proxy/prospectus as the Securities Act, and will be freely transferable, except for shares of Rudolph common stock issued to any person who is deemed to be an “affiliate” of August Technology prior to the merger. Persons who may be deemed to be “affiliates” of August Technology prior to the merger include individuals or entities that control, are controlled by, or are under common control with, August Technology prior to the merger, and may include officers and directors, as well as principal shareholders of August Technology prior to the merger.

Persons who may be deemed to be “affiliates” of August Technology prior to the merger may not sell any of the shares of Rudolph common stock received by them in the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Litigation Related to the Merger

On February 4, 2005, August Technology received a summons and complaint with respect to a purported class action lawsuit naming Robert Etem as the plaintiff, and on February 14, 2005 August Technology received a summons and complaint with respect to a similar purported class action lawsuit naming John Silliman as the plaintiff. Mr. Etem is the owner of 4,200 shares of August Technology common stock. August Technology does not know how many shares Mr. Silliman owns. Both lawsuits named as defendants August Technology Corporation and each of its directors, Jeff O’Dell, James Bernards, Roger Gower, Michael Wright and Linda Hall Whitman. Both lawsuits were brought in Minnesota state court and claimed that the directors had breached their fiduciary duties to August Technology’s shareholders in connection with their actions in agreeing to the proposed merger with Nanometrics Incorporated. The plaintiffs in both actions sought various forms of injunctive relief including an order enjoining August Technology and its directors from consummating the merger with Nanometrics.

The two proceedings were consolidated and heard as one case. On April 19, 2005, the court issued a 30 day stay of all proceedings. On April 27, 2005, the plaintiffs scheduled a hearing on a motion to amend the complaint. The hearing was scheduled for June 9, 2005. On May 10, 2005 the court issued an order dismissing the complaint for asserting derivative claims without complying with the rules governing derivative actions. Thereafter the court removed the hearing from the calendar. Although the February 2005 claims initiated by Mr. Etem and Mr. Silliman were dismissed, both Mr. Etem and Mr. Silliman have filed more recent claims as described below.

On July 18, 2005, a purported shareholder class action naming Mr. Etem as plaintiff and asserting derivative claims was filed in Minnesota state court against August Technology and the individual members of the August Technology board of directors named above, as well as Lynn J. Davis, who joined the board on March 30, 2005. Specifically, the lawsuit claims the directors have (a) breached their fiduciary duties to August Technology by, among other things, twice agreeing to sell the company without implementing an adequate sales process designed to maximize shareholder value, and causing the company to waste substantial corporate assets in the process; and

(b) violated the MBCA by failing to form an independent committee to consider the Rudolph offer and KLA proposal. Mr. Etem seeks (i) various forms of injunctive relief including an order enjoining August Technology and the directors from consummating the proposed merger with Rudolph; (ii) an award to August Technology of damages sustained as a result of the directors’ breach of their fiduciary duties; and (iii) an award to plaintiff of costs and disbursements including reasonable attorneys’ fees and experts’ fees.

On August 1, 2005, a second purported shareholder class action naming Mr. Silliman as plaintiff and asserting derivative claims was filed in Minnesota state court against August Technology and the individual members of the August Technology board of directors. This second lawsuit claims the directors have breached their fiduciary duties to August Technology’s shareholders by publicly disseminating conflicting and/or otherwise misleading information concerning the directors’ consideration of strategic alternatives for the company, including the Nanometrics merger, the Rudolph merger and the proposal from KLA. Mr. Silliman seeks (i) various forms of injunctive relief including an order enjoining August Technology and the directors from consummating the proposed merger with Rudolph; and (ii) costs and disbursements of this action, including reasonable attorneys’ fees and experts’ fees.

Mr. Silliman served August Technology with an amended complaint on August 31, 2005, and changed the case from a derivative action brought on August Technology’s behalf, to a class action asserting direct claims against August Technology and the individual members of the August Technology board of directors. Mr. Etem also served August Technology with an amended complaint on August 31, 2005, but his allegations remain derivative in nature. Both the Silliman claims and the Etem claims will be heard by the same judge. The defendants’ motions to dismiss both cases were heard by the court on November 8, 2005 but as of December 29, 2005, the court had not yet issued its decision with respect to the motions. August Technology and its directors believe the lawsuits are without merit and plan to vigorously defend against the claims.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. The merger agreement has been attached to this joint proxy statement/prospectus to provide information to investors regarding its terms. It is not intended to provide any other factual information about Rudolph or August Technology. We encourage you to carefully read the merger agreement in its entirety for a more complete understanding of the terms and conditions of the merger agreement and other information that may be important to you.

Structure of the Merger

The merger agreement provides for the merger of August Technology with and into NS Merger Sub, Inc., a wholly-owned subsidiary of Rudolph, with NS Merger Sub surviving the merger as a wholly-owned subsidiary of Rudolph.

Rudolph has the right, in its sole discretion, to change the structure of the merger so that NS Merger Sub will merge with and into August Technology, so long as this change would not would prevent Rudolph, NS Merger Sub and/or August Technology from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Closing and Effective Time of the Merger

Rudolph and August Technology will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section of this joint proxy/prospectus entitled “—Conditions to Obligations to Complete the Merger” beginning on page 132, are satisfied or waived. Such conditions include, but are not limited to, approval by Rudolph’s stockholders of the issuance of shares of Rudolph common stock in connection with the merger and approval by August Technology’s shareholders of the merger agreement and the merger.

The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Minnesota.

Rudolph and August Technology are working to complete the merger as quickly as possible. Assuming that Rudolph’s stockholders and August Technology’s shareholders approve the merger at their respective special meetings, it is anticipated that the merger will be completed shortly thereafter. Neither company, however, can predict the exact timing of the completion of the merger because it is subject to certain conditions beyond their control.

Merger Consideration

Each August Technology shareholder may elect to receive either $10.50 per share in cash or 0.7625 of a share of Rudolph common stock, for each share of August Technology common stock that it owns immediately prior to the completion of the merger, subject to the proration and allocation procedures described below under “—Proration and Allocation Procedures” and in “Summary—The Merger—Merger Consideration.” An August Technology shareholder may receive consideration in the merger different than what it elected to receive. Shares held by August Technology’s shareholders who validly exercise dissenters’ rights will be subject to appraisal in accordance with Minnesota law as described in “The Merger—Dissenters’ Rights in Connection with the Merger.”

The merger agreement requires that the total merger consideration include a minimum of $37.2 million and up to a maximum of $60.0 million of cash, which Rudolph will fund using existing cash and cash equivalents and proceeds from the sale of marketable securities. As a result, Rudolph will issue a minimum of approximately 9.5 million and a maximum of approximately 11.2 million shares of common stock in connection with the merger. Shareholders who make a valid election in the proration and allocation process will receive priority to have their request to receive cash or Rudolph common stock fulfilled over shareholders who do not make an election.

Rudolph will not issue fractional shares of Rudolph common stock in the merger. As a result, each August Technology shareholder will receive cash for any fractional share of Rudolph common stock the shareholder would otherwise be entitled to receive in the merger.

The value of the merger consideration that an August Technology shareholder receives in the merger may vary depending on whether the shareholder receives shares of Rudolph common stock or cash. The value of the cash portion of the merger consideration is fixed at $10.50 for each share of August Technology common stock. The value of the stock portion of the merger consideration is not fixed and will depend upon the value of Rudolph common stock at the completion of the merger and the actual number of shares of Rudolph common stock to be issued as a result of the proration and allocation process. Consequently, because the completion of the merger will occur later than the August Technology special meeting, August Technology shareholders that receive shares of Rudolph common stock in the merger will not know the exact value of this stock at the time they vote at the August Technology special meeting.

The exchange ratio in the merger will be adjusted to reflect the effect of any stock split, stock dividend, reclassification, recapitalization, combination or mandatory exchange that occurs with respect to Rudolph common stock or August Technology common stock, having a record date on or after the date of the merger agreement and prior to completion of the merger.

Upon completion of the merger, Rudolph will also assume all outstanding options to purchase August Technology common stock and the August Stock Plan. Following the merger, Rudolph will be able to make grants of options under the August Stock Plan. A total of approximately 1.3 million shares of Rudolph common stock will be reserved for issuance upon the exercise of August Technology options assumed by Rudolph in the merger and          shares of Rudolph common stock will be reserved for issuance in connection with future grants of options under the August Stock Plan. For more information on the treatment of August Technology options, see “—Treatment of August Technology Options and ESPP.”

Upon completion of the merger, each share of August Technology common stock held by Rudolph or any direct or indirect wholly-owned subsidiary of Rudolph immediately prior to completion of the merger will be automatically cancelled and extinguished, and none of Rudolph or any of its direct or indirect subsidiaries will receive any securities of Rudolph or any other consideration in exchange for those shares.

Treatment of August Technology Stock Options and ESPP

When the merger is completed, Rudolph will assume all outstanding options to purchase shares of August Technology common stock and convert them into options to purchase shares of Rudolph common stock. Each assumed option will be subject to the terms and conditions set forth in the stock plan pursuant to which such assumed option was granted and the agreement evidencing the August Technology option. As of the record date for August Technology’s special meeting of shareholders, options to acquire approximately          shares of August Technology common stock were outstanding under August Technology’s stock option plans.

Rudolph will also assume the August Stock Plan in connection with the merger and in accordance with the requirements of Nasdaq, Rudolph is able to continue making grants to August Technology employees under the August Stock Plan following the completion of the merger, without obtaining stockholder approval. Rudolph is submitting the proposal to adopt the August Stock Plan to its stockholders for approval so that it can make grants of incentive stock options within the meaning of Section 422 of the Code, as well as grant options to Rudolph employees under the August Stock Plan following the merger. Accordingly, following the merger Rudolph could grant options to purchase up to an additional          shares of Rudolph common stock to August Technology employees, and subject to stockholder approval, Rudolph employees.

Rudolph will file, within 15 business days after completion of the merger, a registration statement on Form S-8 with the Securities and Exchange Commission covering shares of its common stock issuable in connection with the assumed options and any options granted under the August Stock Plan after the merger. As a result, all shares of Rudolph common stock issuable upon the exercise of the assumed August Technology options will be freely transferable for as long as the Form S-8 registration statement remains effective.

Prior to the effective time of the merger, August Technology will terminate its employee stock purchase plan and all outstanding purchase rights will be automatically exercised unless Rudolph instructs August Technology otherwise. At the effective time of the merger, each share of August Technology common stock issued pursuant to the exercise of these rights will be cancelled and converted into the right to receive 0.7625 of a share of Rudolph common stock.

Fractional Shares

Rudolph will not issue any fractional shares of its common stock in connection with the merger. Rather, each August Technology shareholder who would otherwise be entitled to receive a fraction of a share of Rudolph common stock (determined after taking into account all of the shares of August Technology common stock held by each such holder, and multiplying such number of shares by 0.7625) will receive cash, without interest, in an amount equal to the fraction, multiplied by the last reported sales price of Rudolph common stock at the end of regular trading hours on the day prior to the closing date of the merger, as reported on the Nasdaq National Market.

Proration and Allocation Procedures

The election that an August Technology shareholder makes is subject to the proration and allocation procedures set forth in the merger agreement. Specifically, regardless of the cash or stock elections made by August Technology’s shareholders, these procedures are designed to ensure that, in the aggregate:

•	the total number of shares of August Technology common stock that may be exchanged for the per share cash amount in the merger will be equal to 5,714,286 minus the number of shares with respect to which August Technology’s shareholders exercise dissenters’ rights; and

•	the total number of shares of August Technology common stock that may be exchanged for the per share stock amount in the merger will be equal to:

•	the total number of shares of August Technology common stock outstanding immediately prior to the completion of the merger; minus

•	the total number of shares of August Technology common stock owned by Rudolph and cancelled pursuant to the merger agreement; minus

•	3,542,857.

Set forth below are examples, for illustrative purposes only, of the proration and allocation procedures and the effects of these procedures on August Technology’s shareholders, including shareholders who fail to properly make a cash or stock election, under certain scenarios. Each of these examples assumes that immediately prior to completion of the merger, there were 18.2 million shares of August Technology common stock outstanding and that none of August Technology’s shareholders have exercised dissenters’ rights. However, the number of shares of August Technology common stock actually outstanding immediately prior to the completion of the merger may differ and certain of August Technology’s shareholders may validly exercise dissenters’ rights. The discussion of the proration and allocation procedures below is applicable only to August Technology’s shareholders.

Scenario 1: The Cash Consideration is Over-Subscribed:

This scenario will occur if the number of shares of August Technology common stock in respect of which a cash election is made exceeds the cash election cap.

If You Made a Cash Election. In this scenario, if you properly elected to receive cash in exchange for all of your shares of August Technology common stock, then you will receive the per share cash amount for only a pro rata portion of these shares and the per share stock amount for the remaining portion these shares. Specifically, each share with respect to which you elected to receive cash, instead of being converted into the per share cash amount, will be converted into the right to receive:

•	cash in an amount equal to $10.50, multiplied by a fraction, which is referred to in this joint proxy statement/prospectus as the cash fraction, the (i) numerator of which is the cash election cap and (ii) denominator number of which is the total number of shares of August Technology common stock in respect of which a cash election has been made; and

•	that number of shares of Rudolph common stock equal to (i) 0.7625 multiplied by (ii) one minus the cash fraction.

EXAMPLE: Assume that August Technology’s shareholders make cash elections with respect to 7 million, stock elections with respect to 10 million and no election with respect to 1.2 million, shares of August Technology common stock. If you own 100 August Technology shares and have made an effective cash election for all of those shares, you would receive, rather than $10.50 for each of those shares (or $1,050 in the aggregate), a combination of:

•	$8.57 in cash (i.e., $10.50 x (5,714,286/7,000,000)), or $857 in the aggregate; and

•	0.1401 of a share of Rudolph common stock (i.e., 0.7625 x (1 - (5,714,286/7,000,000)) for each of those shares, or approximately 14 shares of Rudolph common stock in the aggregate.

If You Made a Stock Election. In this scenario, if you properly elected to receive stock consideration in exchange for all of your shares of August Technology common stock, then you will receive the per share stock amount for these shares, including cash in lieu of any fractional shares.

If You Failed to Make an Election. In this scenario, if you failed to properly make an election with respect to your shares of August Technology common stock, which is referred to in this joint proxy statement/prospectus as a non-election, then you will receive the per share stock amount for these shares, including cash in lieu of any fractional shares.

Scenario 2: The Stock Consideration is Over-Subscribed:

This scenario will occur if the number of shares of August Technology common stock in respect of which a stock election is made exceeds the stock election cap.

If You Made a Cash Election. In this scenario, if you properly elected to receive cash for all of your shares of August Technology common stock, then you will receive the per share cash amount for these shares.

If You Made a Non-Election. In this scenario, if you made a non-election with respect to your shares of August Technology common stock, then you will receive the per share cash amount for these shares.

If You Made a Stock Election. In this scenario, if you properly elected to receive stock in exchange for all of your shares of August Technology common stock, then you will receive the per share stock amount for only a pro rata portion of these shares and the per share cash amount for the remaining portion of these shares. Specifically, each share with respect to which you elected to receive stock, instead of being converted into the per share stock amount, will be converted into the right to receive:

•	that number of shares of Rudolph common stock equal to 0.7625 multiplied by a fraction, which is referred to in this joint proxy statement/prospectus as the stock fraction, the (a) numerator of which is the stock election cap and (ii) denominator of which is the total number of shares of August Technology common stock in respect of which a stock election has been made; and

•	an amount in cash equal to (i) $10.50 multiplied by (ii) one minus the stock fraction.

EXAMPLE: Assume that August Technology shareholders make stock elections with respect to 16 million, cash elections with respect to 2 million and non-elections with respect to 0.2 million, shares of August Technology common stock. If you own 100 August Technology shares and have made an effective stock election for all of those shares, you would receive, instead of 0.7625 of a share of Rudolph common stock for each of those shares (or 76 shares of Rudolph common stock in the aggregate) a combination of:

•	0.6985 of a share of Rudolph common stock (i.e., 0.7625 x (14,657,143/16,000,000)), or 69 shares in the aggregate;

•	$0.88 in cash (i.e., $10.50 x (1 - (14,657,143/16,000,000)) for each of those shares, or $88 in the aggregate; and

•	cash in lieu of a fractional share of Rudolph common stock (the amount of which will be determined based on the last reported sales price of Rudolph common stock at the end of regular trading hours on NASDAQ on the day prior to the completion of the merger).

Scenario 3: Neither the Cash Consideration nor the Stock Consideration is Over-Subscribed:

This scenario will occur if the number of shares of August Technology common stock in respect of which a cash election is made is less than the cash election cap and the number of shares of August Technology common stock in respect of which a stock election is made is less than the stock election cap.

If You Made a Cash Election. In this scenario, if you properly elected to receive cash in exchange for all of your shares of August Technology common stock, then you will receive the per share cash amount for these shares.

If You Made a Stock Election. In this scenario, if you properly elected to receive stock consideration in exchange for all of your shares of August Technology common stock, then you will receive the per share stock amount for these shares, including cash in lieu of any fractional shares.

If You Made a Non-Election. In this scenario, if you made a non-election with respect to your shares of August Technology common stock, then you would receive the per share cash amount for a portion of these shares and the per share stock amount for the remainder of these shares. Specifically, each share with respect to which you made a non-election will be converted into the right to receive:

•	an amount in cash equal to $10.50 multiplied by a fraction, which is referred to in this joint proxy statement/prospectus as the non-election fraction, the (i) numerator of which is equal to the cash election cap minus the number of shares of August Technology common stock with respect to which cash elections have been made and (ii) denominator of which is equal to the aggregate number of shares of August Technology common stock with respect to which a non-election has been made or deemed to have been made (and which will be deemed to be one, if the non-election cash fraction is greater than one);

•	that number of shares of Rudolph common stock equal to (i) 0.7625 multiplied by (ii) a fraction equal to one minus the non-election fraction.

EXAMPLE: Assume that August Technology shareholders make stock elections with respect to 10 million, cash elections with respect to 5 million and non-elections with respect to 3.2 million, shares of August Technology common stock. If you own 100 shares of August Technology common stock with respect to which you have made a non-election, then you would receive for each of those shares, a combination of:

•	$2.34 in cash (i.e., $10.50 x ((5,714,286 million - 5,000,000 million)/3,200,000 million)), or $234 in the aggregate;

•	0.5923 of a share of Rudolph common stock (i.e., 0.7625 x (1 - ((5,714,286 million - 5,000,000 million)/3,200,000 million))), or 59 shares in the aggregate; and

•	cash in lieu of a fractional share of Rudolph common stock (the amount of which will be determined based on the last reported sales price of Rudolph common stock at the end of regular trading hours on NASDAQ on the day prior to the completion of the merger).

The foregoing scenarios are for illustrative purposes only and we are not making any recommendation as to whether you should elect to receive cash or Rudolph common stock as consideration in the merger. Rather, you must make your own decision with respect to your election.

We cannot guarantee that you will receive the amount of cash consideration or stock consideration that you elect. As a result of the proration and allocation procedures and other limitations described in this joint proxy statement/prospectus and the merger agreement, you may receive stock consideration or cash consideration in amounts that are different from the amounts that you elect to receive. Because the value of the stock consideration and the cash consideration may differ, you may receive consideration having an aggregate value less than that which you elected to receive. Similarly, since you will be required to submit an election form/letter of transmittal prior to the August Technology special meeting, it will not be possible for you to know the exact value of the merger consideration that you will receive at the time you vote on the merger proposal at the special meeting.

Election Procedures

You will receive shortly an election form/letter of transmittal pursuant to which you will choose the form of consideration that you would like to receive in the merger and instructions on how to surrender certificates representing shares of August Technology common stock in exchange for the merger consideration, cash in lieu of fractional shares of Rudolph common stock and, dividends or other distributions, if any, in respect of Rudolph common stock with a record date occurring after the completion of the merger. If you do not receive these materials, you should contact The Proxy Advisory Group of Strategic Surveillance, LLC at (866) 657-8728 or (212) 850-8150 or your broker to obtain them. You are entitled to make an election with respect to your shares of August Technology common stock even if you vote against the merger. However, any election form/letter of transmittal submitted by an August Technology shareholder that seeks to exercise dissenters’ rights will be of no force and effect. If any dissenting shareholder ceases to be a dissenting shareholder, but does not submit a valid election form/letter of transmittal prior to the election deadline, such shareholder shall be deemed to have made a non-election with respect to each of its shares. See “—Proration and Allocation Procedures” and “—Non-Electing Holders.”

The United States federal income tax consequences of the merger to you will vary depending on whether you receive cash or shares of Rudolph common stock, or a combination of cash and shares, in exchange for your shares of August Technology common stock. However, at the time you make your election pursuant to the procedures described below, you will not know if, and to what extent, the proration procedures will change the mix of consideration that you will receive in the merger. Consequently, you will not know with certainty the tax consequences of your election at the time that you make your election. For more information regarding the tax consequences of the merger to August Technology’s shareholders, see “The Merger—Material United States Federal Income Tax Consequences of the Merger.”

Exchange Agent

The exchange agent, American Stock Transfer & Trust Company, will effect the election and proration and allocation provisions set forth in the merger agreement and described above.

Election Deadline

The election deadline will be set forth in the election form/letter of transmittal that will be mailed to August Technology’s shareholders and will be no later than the date of the special meetings of August Technology’s shareholders and Rudolph’s stockholders.

If for any reason the election deadline is extended following the mailing of the election forms/letters of transmittal then Rudolph will inform August Technology’s shareholders by issuance of a press release indicating the revised election deadline. Assuming that Rudolph’s stockholders and August Technology’s shareholders approve the merger at their respective special meetings, it is currently anticipated that the merger will be consummated shortly thereafter.

If you hold your shares of August Technology common stock in “street name,” you may be subject to a deadline earlier than the election deadline. Accordingly, you should carefully review any materials you receive from your broker.

Election Form/Letter of Transmittal

Your election form/letter of transmittal must be properly completed and signed and accompanied by the certificates representing the shares of August Technology common stock with respect to which such election is being made.

In order for you to make a cash or stock election, your properly completed and signed election form/letter of transmittal, together with the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions which will accompany the election form/letter of transmittal.

Rudolph will have the discretion, which it may delegate in whole or in part to the exchange agent, to determine whether an election form/letter of transmittal has been properly completed, signed and submitted or revoked and to disregard immaterial defects in such election form/letter of transmittal. The good faith decision of Rudolph (or the exchange agent, if applicable) in such matters shall be conclusive and binding. Neither Rudolph nor the exchange agent will be under any obligation to notify any person of any defect in an election form/letter of transmittal submitted to the exchange agent. The Exchange Agent will also make all computations described under “—Proration and Allocation Procedures” above, which will be conclusive and binding on August Technology’s shareholders, in the absence of manifest error. Any election form/letter of transmittal may be changed or revoked prior to the election deadline. In the event an election form/letter of transmittal is revoked prior to the election deadline, Rudolph shall, or shall cause the exchange agent to, cause the certificates representing the shares of August Technology common stock covered by such election form/letter of transmittal to be promptly returned without charge to the person submitting such election form/letter of transmittal upon such person’s written request.

If you hold shares of August Technology common stock in “street name” and you wish to make an election, you should contact your broker, bank or other nominee and follow the instructions provided.

Election Revocations and Changes

Generally, you may revoke or change an election with respect to the shares of August Technology common stock covered by a previously submitted election form/letter of transmittal, but only if you provide written notice to the exchange agent prior to the election deadline. If you revoke an election or the merger agreement is terminated, and you have transmitted any stock certificates to the exchange agent, the exchange agent will promptly return those certificates to you. You will not be entitled to revoke or change your election following the election deadline. As a result, if you have made an election, you will not be able to revoke that election or sell your shares of August Technology common stock during the interval between the election deadline and the date of completion of the merger.

Non-Electing Holders

If you do not submit an election form/letter of transmittal, your election form/letter of transmittal is not received by the exchange agent by the election deadline or your election form/letter of transmittal is improperly completed or is not signed, you will be deemed to have made a non-election. Shares of August Technology common stock held by shareholders that are deemed to have made a non-election will be converted into the right to receive cash, Rudolph common stock or a combination of cash and Rudolph common stock, depending on whether the cash consideration, stock consideration or neither is oversubscribed by August Technology’s other shareholders. See “—Proration and Allocation Procedures.”

Exchange Fund; Exchange of Stock Certificates

Not less than two business days prior to completion of the merger, Rudolph will establish an exchange fund with the exchange agent to be distributed to August Technology’s shareholders in the merger and to effect the election and proration provisions described above. The exchange fund will consist of stock certificates representing shares of Rudolph common stock and cash, including cash to be issued in lieu of fractional shares of Rudolph common stock, and, dividends or other distributions, if any, in respect of Rudolph common stock with a record date occurring after the completion of the merger.

As soon as practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part, the exchange agent will mail to each record holder of August Technology common stock an election form/letter of transmittal as to the form of consideration that such record holder would like to receive in the merger, and instructions for surrendering such stock certificates in exchange for the merger consideration, including cash to be issued in lieu of fractional shares of Rudolph common stock, and dividends or other distributions, if any, in respect of Rudolph common stock with a record date occurring after the completion of the merger.

Only those holders of August Technology common stock who properly surrender their August Technology stock certificates in accordance with the exchange agent’s instructions will receive:

•	the merger consideration;

•	cash in lieu of any fractional shares of Rudolph common stock; and

•	dividends or other distributions, if any, to which such holders are entitled under the terms of the merger agreement.

The certificates representing shares of August Technology common stock surrendered in connection with the merger will be cancelled. After the effective time of the merger, each such certificate that has not been surrendered, will represent only the right to receive the merger consideration, cash in lieu of any fractional shares of Rudolph common stock to which the holder of such certificate is entitled and dividends or other distributions, if any, to which the holder of such certificate is entitled under the terms of the merger agreement. Following completion of the merger, August Technology will not register any transfers of its common stock on its stock transfer books.

Holders of shares of August Technology common stock should not surrender their stock certificates until receipt of an election form/letter of transmittal from the exchange agent with instructions for such surrender.

Dissenters’ Rights

Holders of shares of August Technology common stock that are outstanding immediately prior to the completion of the merger who properly exercise and perfect dissenters’ rights for such shares in accordance with the MBCA will be paid for such shares by Rudolph in accordance with the MBCA. However, if any August Technology shareholder fails to perfect or waives, withdraws or otherwise loses its dissenters’ rights under the MBCA, the right of such holder to dissent shall cease such holder shall be deemed to have made a non-election with respect to such shares. See “—Election Procedures—Non-Electing Holders.” August Technology must give Rudolph prompt notice of receipt from an August Technology shareholder of any notice of an intention to exercise dissenters’ rights, any withdrawal of such a notice and any other related instruments delivered to August Technology with respect to dissenters’ rights. Further, August Technology must allow Rudolph the opportunity to direct all negotiations and proceedings with respect to exercises of dissenters’ rights under the MBCA. August

Technology may not, except with Rudolph’s prior written consent, voluntarily make any payment to any dissenting shareholders. For more information, see “The Merger—Dissenters’ Rights in Connection with the Merger.”

Distributions with Respect to Unexchanged Shares

Holders of August Technology common stock are not entitled to receive any dividends or other distributions in respect of Rudolph common stock until the merger is completed. After the merger is completed, holders of August Technology common stock will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Rudolph common stock which they are entitled to receive upon exchange of their August Technology common stock. These holders will not be entitled to receive these dividends or distributions, however, until they surrender their August Technology common stock to the exchange agent in accordance with the exchange agent instructions.

Termination of Exchange Fund; No Liability

At any time following the six-month anniversary of the completion of the merger, Rudolph will be entitled to the return of all cash and shares of Rudolph common stock held in the exchange fund. Thereafter, August Technology shareholders may look only to Rudolph for any merger consideration and any cash payment in lieu of fractional shares of Rudolph common stock or in respect of any dividends or distributions to which they may be entitled upon surrender of the certificates representing their shares of August Technology common stock.

None of Rudolph, NS Merger Sub or August Technology will be liable to any holder of August Technology common stock or Rudolph common stock, as the case may be, for any shares (or any related dividends or distributions) delivered to a public official under any applicable abandoned property, escheat or similar law following the passage of time specified therein.

Lost, Stolen or Destroyed Certificates

If a stock certificate representing shares of August Technology common stock is lost, stolen or destroyed, the holder of the certificate must deliver an affidavit of such fact, and may also be required to deliver an agreement of indemnity or an indemnity bond prior to receiving any merger consideration. Rudolph will issue (i) the merger consideration, (ii) cash in lieu of a fractional share and (iii) any dividends or distributions that may be applicable in a name other than the name in which a surrendered August Technology stock certificate is registered, only if the person requesting the exchange presents to the exchange agent all documents required to show and effect the unrecorded transfer of ownership and to show that the requesting person paid any applicable stock transfer taxes.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of Rudolph and August Technology, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties relate to the following subject matters with respect to each party:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	capitalization;

•	corporate authorization, including board approval, to enter into and carry out the obligations contained in the merger agreement;

•	enforceability of the merger agreement;

•	the vote of stockholders or shareholders, as the case may be, required to complete the merger and the other transactions contemplated by the merger agreement;

•	absence of any conflict or violation of the corporate charter and bylaws or the charter, bylaws and similar organizational documents of subsidiaries, any applicable law, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

•	absence of any rights of first refusal or acquisition or pre-emptive rights with respect to capital stock or other assets or properties, arising or resulting from entering into and carrying out the obligations contained in the merger agreement;

•	governmental and regulatory approvals required in connection with the merger;

•	compliance with applicable laws, and possession and compliance with all permits required for the operation of business;

•	SEC filings and the financial statements contained in those filings;

•	controls and procedures for required disclosures of financial and non-financial information to the SEC;

•	absence of certain changes or events since March 31, 2005;

•	absence of undisclosed liabilities;

•	absence of litigation and investigations;

•	material agreements and the absence of breaches of material agreements;

•	employee benefit plans and employment contracts;

•	labor matters;

•	real property and assets;

•	taxes;

•	environmental matters;

•	intellectual property;

•	insurance;

•	interested party transactions;

•	brokers used in connection with the transactions contemplated by the merger agreement;

•	opinions of financial advisors;

•	applicability of Minnesota and Delaware anti-takeover statutes or any similar applicable law to the merger;

•	no violation of the Foreign Corrupt Practices Act of 1977;

•	customers and suppliers;

•	product liability, warranty and recall;

In addition, August Technology also made representations and warranties with respect to:

•	termination of the Nanometrics merger agreement and voting agreements entered into in connection with the Nanometrics merger agreement; and

•	absence of confidentiality or standstill agreements since January 1, 2005.

The representations and warranties contained in the merger agreement are subject to materiality and knowledge qualifications in many respects, and do not survive the completion of the merger.

This description of the representations and warranties is included to provide investors with information regarding the terms of the merger agreement. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement (although any specific material facts that contradict the representations and warranties in the merger agreement have been disclosed in this joint proxy statement/prospectus). The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties. In addition, the restatement of August Technology’s historical financial statements described in this joint proxy statement/prospectus may modify, qualify and/or create exceptions to certain of these representations and warranties. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

Conduct of Business Before Completion of the Merger

Pursuant to the merger agreement, each of Rudolph and August Technology has agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, it will carry on its business in the ordinary course consistent with past practices and in material compliance with applicable law, and will use commercially reasonable efforts to:

•	preserve intact its present business organization;

•	keep available the services of its current officers, employees and consultants; and

•	preserve its relationships with customers, suppliers, distributors and others with which it has significant business relations.

August Technology has also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Rudolph consents in writing, it will not:

•	amend or otherwise change its corporate charter and bylaws or other equivalent organizational documents;

•	issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its capital stock, or any other ownership interest in August Technology or its subsidiaries, other than grants of stock options to employees of August Technology for the purchase of up to an aggregate of 50,000 shares of August Technology common stock;

•	sell, pledge, mortgage, dispose, lease, license or encumber any of its properties or assets (whether tangible or intangible), or suffer to exist any lien thereupon other than (i) sales of assets not to exceed $100,000 in the aggregate or (ii) sales, leases or licenses of its proprietary products in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or make any other distribution;

•	effect any stock splits, recapitalizations and similar transactions;

•	purchase, redeem or acquire its capital stock, other than repurchases of unvested shares held by individuals terminating employment or service with it;

•	acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein;

•	incur any indebtedness for borrowed money, issue any debt securities, assume, guaranty or endorse any obligations, or make any loans, advances, capital contributions or investments other than in the ordinary course of business consistent with past practice;

•	amend any material contract or enter into a contract that would be deemed a material contract, or terminate, cancel or waive any right under any material contract, other than in the ordinary course of business;

•	enter into, amend or terminate any material lease relating to real property;

•	take any action to cause any takeover statute to apply to the merger agreement, the voting agreements entered into with Rudolph or the transactions contemplated by such agreements;

•	make or authorize any capital expenditures or purchase of fixed assets outside the ordinary course of business consistent with past practice;

•	modify or amend standard product warranty terms or any other existing warranty obligations in a materially adverse manner, other than extensions of warranties in the ordinary course of business;

•	increase the compensation payable or to become payable to its directors, officers or employees;

•	hire or promote any officer or director-level employee or appoint any director;

•	make any loan, advance or capital contribution (other than loans or advances of reasonable relocation expenses), grant any severance or termination pay to any current or former officers or employees or enter into or amend any employee benefit plan or other plan, contract, agreement or arrangement;

•	establish, adopt, enter into or amend any collective bargaining agreement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of its current or former directors, officers or employees;

•	pay any discretionary bonuses to any of its officers;

•	materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, as may be required by applicable law or contractual commitments which were existing as of the date of the merger agreement;

•	change accounting policies and procedures except as required by United States generally accepted accounting principles or other applicable law;

•	make any tax election inconsistent with past practice, change any tax election already made or take (or fail to take) certain other actions with regard to tax liabilities and obligations;

•	pay, discharge or satisfy any claims, liabilities or obligations other than payment or satisfaction effected in the ordinary course of business consistent with past practice of liabilities reflected in its financial statements;

•	fail to pay accounts payable and other obligations in the ordinary course of business;

•	accelerate the collection of receivables or modify their payment terms, other than in the ordinary course of business consistent with past practice;

•	sell, securitize or transfer any accounts receivable;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or reorganization, other than as provided in the merger agreement;

•	implement any plant closings or layoffs, except in compliance with applicable law;

•	terminate employees in such numbers as would give rise to liability for severance, termination pay or other payments due upon termination of employment, reduction of hours, or temporary or permanent layoffs;

•	take any action that would or would reasonably be expected to prevent or materially impair it from consummating (or cause it not to consummate) the transactions contemplated by the merger agreement;

•	take any action that would make any of its representations and warranties contained in the merger agreement untrue or incorrect, or prevent it from performing or causing it not to perform its covenants such that the closing conditions of Rudolph would not be satisfied;

•	settle or compromise any claim, action or litigation other than in the ordinary course of business;

•	abandon, cancel dedicate to the public or fail to diligently prosecute and maintain any of its intellectual property that is material to the conduct of its business as currently conducted, other than in the ordinary course of business consistent with past practices;

•	amend, terminate or waive any provision under its rights plan or redeem any rights issued thereunder;

•	amend terminate or waive any provision under any agreement between August Technology and certain of its officers amending the terms of such officers’ employment agreements; or

•	authorize, take, or agree in writing or otherwise take any actions with respect to any of the foregoing matters.

Rudolph has agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless August Technology consents in writing, it will not:

•	amend or otherwise change its corporate charter and bylaws or other equivalent organizational documents;

•	declare, set aside, make or pay any dividend or make any other distribution;

•	change accounting policies and procedures except as required by United States generally accepted accounting principles or other applicable law;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or reorganization, other than as provided in the merger agreement;

•	take any action that would, or would reasonably be expected to prevent or materially impair it from consummating (or cause it not to consummate) the transactions contemplated by the merger agreement;

•	take any action that would make any of its representations and warranties contained in the merger agreement untrue or incorrect, or prevent it from performing or cause it not to perform its covenants, such that the closing conditions of August Technology would not be satisfied;

•	amend, terminate or waive any provision under its rights plan or redeem any rights issued thereunder; or

•	authorize, take or agree in writing or otherwise take any actions with respect to any of the foregoing matters.

Rudolph has further agreed that, until the earlier of (i) August Technology’s execution of a confidentiality agreement under the circumstances described in “—Rudolph and August Technology Prohibited from Soliciting Other Offers” below, or otherwise engaging in discussions and negotiations with, or providing nonpublic information or data to, any person or entity in respect of an acquisition proposal, (ii) December 27, 2005, (iii) the termination of the merger agreement and (iv) the completion of the merger, or unless August Technology consents in writing, it will not:

•	issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, more than 15% of the outstanding shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire more than 15% of the outstanding shares of its capital stock of any class, other than grants of restricted stock or stock options to directors, officers and employees of Rudolph under existing equity incentive plans in the ordinary course of business; or

•	acquire (by merger, consolidation or acquisition of stock or assets or otherwise and including the acquisition of an equity interest in) any corporation, partnership or other business organization or division thereof conducting business to a material extent in the macro inspection portion of the semiconductor equipment industry or for consideration consisting of more than 15% of the issued and outstanding shares of Rudolph common stock.

Rudolph and August Technology Prohibited from Soliciting Other Offers

Under the merger agreement, each of Rudolph and August Technology has agreed, and has agreed to cause its subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any retained investment banker, attorney or accountant), to:

•	cease any discussions or negotiations with any other parties with respect to any acquisition proposal; and

•	not release any third party from, or waive any provisions of, any existing confidentiality or standstill agreement with respect to any acquisition proposal.

For purposes of those restrictions, an acquisition proposal is any inquiry, proposal or offer, filing of any regulatory application or disclosure of any intention relating to any of the following:

•	the direct or indirect acquisition of a business that constitutes a substantial portion of the net revenues, net income or assets of the party or its significant subsidiaries;

•	the direct or indirect acquisition of equity securities representing 15% or more of the party or any of its significant subsidiaries (or 50% or more, for purposes of determining whether an acquisition proposal constitutes a superior proposal);

•	a tender offer or exchange offer that, if consummated, would result in any person owning 15% or more of the party’s voting power (or 50% or more, for purposes of determining whether an acquisition proposal constitutes a superior proposal); or

•	any merger, consolidation, business combination or similar transaction involving a party or any of its subsidiaries, other than transactions contemplated by the merger agreement.

Under the terms of the merger agreement, subject to certain exceptions described below, each of Rudolph and August Technology also agreed that neither of them will directly or indirectly, nor will they cause any of their respective subsidiaries, directors, officers, employees, agents or representatives (including any retained investment banker, attorney or accountant) to:

•	solicit, initiate, facilitate, encourage, furnish information or take any other action (other than to disclose the existence of its non-solicitation obligation under the merger agreement) that constitutes, or is reasonably likely to lead to, any acquisition proposal by a third party of the type described above;

•	participate in any discussions or negotiations with any third party regarding any acquisition proposal of the type described above; or

•	enter into or execute any letter of intent or similar agreement directly or indirectly constituting or relating to any acquisition proposal of the type described above.

Each of Rudolph and August Technology is obligated to notify the other orally and in writing within 24 hours from its receipt of any acquisition proposal of the type described above or any request for nonpublic information from a party who has made, or indicated an intention to enter into discussions relating to, an acquisition proposal of the type described above. The notice must include the material terms and conditions of the acquisition proposal or information request, the identity of the person or group making the acquisition proposal or information request and all related written materials provided in connection with the proposal or request. If either Rudolph or August Technology enters into discussions or provides nonpublic information relating to an acquisition proposal, such party shall notify the other within 24 hours from the discussion or production of information and shall keep the other party reasonably informed of the status and terms of the discussions on a current basis, including by providing a copy of all related material documentation and correspondence.

Notwithstanding the prohibitions described above, if either Rudolph or August Technology receives an unsolicited bona fide written acquisition proposal before the date of its special meeting to approve the transactions contemplated by the merger agreement, under the terms of the merger agreement, the party receiving the acquisition proposal is permitted to engage in discussions and negotiations with, and provide nonpublic information to, the party making the acquisition proposal, so long as:

•	the receiving party has entered into a confidentiality agreement with the person making the acquisition proposal having provisions that are no less favorable to such party than those contained in the two confidentiality agreements between Rudolph and August Technology each dated April 4, 2005; and

•	the receiving party’s board of directors reasonably determines in good faith, after consulting with outside legal counsel, that such action is necessary to comply with its fiduciary duties under applicable law.

Obligations of each of the Rudolph and August Technology Boards of Directors with Respect to its Recommendation and Holding its Special Meeting

Under the terms of the merger agreement, the Rudolph and August Technology boards of directors each agreed to call, hold and convene a special meeting of its stockholders or shareholders, as the case may be, promptly after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC. Rudolph’s board of directors agreed to recommend to Rudolph’s stockholders the approval of the issuance of shares of Rudolph common stock in connection with the merger and to use reasonable best efforts to obtain the required stockholder approval. August Technology’s board of directors agreed to recommend to its shareholders the approval of the merger agreement and the merger and to use reasonable best efforts to obtain the required shareholder approval.

Each of the Rudolph and August Technology boards of directors also agreed not to withdraw or modify, or publicly propose to withdraw or modify, its recommendations relating to the merger agreement and the transactions contemplated thereby, and not to adopt, approve or recommend to its stockholders or shareholders, as the case may be, that they accept any other acquisition proposal of the type described above or any acquisition proposal of the type described above that it deems to be a superior proposal. For purposes of the merger agreement, a “superior proposal” is an acquisition proposal of the type described above on terms that the recipient board of directors has determined in good faith, after consulting with its independent financial advisor or another nationally recognized financial advisor and its outside legal counsel, and based on the terms of conditions of such proposal, the financial, legal and regulatory aspects of such proposal and the party making such proposal, that such proposal is:

•	more favorable to such party’s shareholders than the merger or any counterproposal made by the other party;

•	capable of being consummated in a timely manner on the terms proposed; and

•	capable of being financed by the party making the proposal, or for which financing has been committed by a reputable financing source, to the extent required.

Notwithstanding the obligations described above, in response to an acquisition proposal of the type described above deemed by the Rudolph or August Technology board of directors to be a superior proposal, the board of directors of Rudolph or August Technology, as the case may be, may withdraw or modify, or propose publicly to withdraw or modify, its approval or recommendation, of the proposals described in this joint proxy statement/prospectus, if the following conditions are met:

•	a superior proposal of the type described above has been made and has not been withdrawn;

•	the special meeting of stockholders or shareholders, as the case may be, of that party has not occurred;

•	the party’s board of directors has reasonably determined in good faith, after consulting with outside legal counsel, that in light of the superior proposal, such action is necessary to comply with the board’s fiduciary duties under applicable law; and

•	the party has provided the other party with five business days’ prior written notice of its intention to take such action, specifying in the notice the material terms and conditions of the superior proposal, as well as the identity of the third party making the proposal.

Regardless of whether either the Rudolph or August Technology board of directors has received an acquisition proposal or a superior proposal of the type described above, or has withheld, withdrawn, amended or modified its recommendation to its stockholders or shareholders, as the case maybe, relating to the merger agreement, or has approved or recommended that its stockholders or shareholders, as the case maybe, accept a superior proposal of the type described above, each of Rudolph and August Technology is obligated to call, give notice of, convene and hold a special meeting of its stockholders or shareholders, as the case may be, to consider and vote upon the proposals set forth in this joint proxy statement/prospectus. The fact that any of the foregoing has occurred will not give Rudolph or August Technology a right to terminate the merger agreement or affect any other obligation of the parties under the merger agreement. Neither Rudolph nor August Technology is permitted under the merger agreement to submit any other acquisition proposal, including a superior proposal, to a vote of its stockholders or shareholders, as the case may be, at or prior to the special meeting related to the proposals set forth in this joint proxy statement/prospectus.

Regulatory Matters

For a description of regulatory matters related to the merger, see the section of this joint proxy statement/prospectus entitled “The Merger—Regulatory Matters Relating to the Merger.”

Public Announcements

Neither Rudolph nor August Technology may issue any press release or make any public statement with respect to the merger agreement or the transactions contemplated thereby without the prior written consent of the other party, which consent shall not be unreasonably withheld. However, Rudolph and August Technology may, without the prior consent of the other, issue a press release or make a public statement relating to the merger agreement or the transactions contemplated thereby if, after consulting with outside counsel, it determines that the press release or public statement is required by applicable law or the rules and regulations of the Nasdaq National Market, and has used reasonable best efforts to consult with the other party regarding the timing, scope and content of any such press release or public statement. Also, each of Rudolph and August Technology may, without the prior written consent of the other, issue a press release or make a public statement relating to a change in recommendation by the Rudolph board of directors or the August Technology board of directors, as the case may be.

Indemnification and Insurance

Under the terms of the merger agreement, Rudolph agreed to honor for a period of six years after completion of the merger all obligations of August Technology contained in any indemnification agreement between August Technology or its subsidiaries, on the one hand, and any of its current or former directors or officers, on the other, so long as such agreement was in effect prior to completion of the merger. Also, for six years following completion of the merger, the certificate of incorporation and bylaws of Rudolph will contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the articles of incorporation or bylaws or similar organizational documents of August Technology and its subsidiaries as in effect prior to completion of the merger, and Rudolph and its subsidiaries will not amend, repeal or otherwise modify such provisions in any respect, except as required by law.

For six years from completion of the merger, Rudolph must also maintain the existing policy of August Technology’s directors’ and officers’ and fiduciary liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the transactions contemplated thereby to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of August Technology who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect on the date of the signing of the merger agreement. However, Rudolph will not be required to expend in any one year an amount in excess of 200% of the annual premium paid by August Technology at the time the merger agreement was signed. In the event the premium exceeds 200% of the annual premium at the time the merger agreement was signed, Rudolph will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding 200% of the annual premium paid by August Technology at the time the merger agreement was signed. Alternatively, Rudolph may, prior to completion of the merger, purchase a “tail” prepaid insurance policy for an effective term of six years from the completion of the merger, covering only those directors and officers of August Technology who were covered at the effective time of the merger for actions and omissions that occurred prior to the completion of the merger, and on terms, conditions and amounts no less advantageous than the existing insurance policy.

Rudolph’s Board of Directors and Officers after the Merger

Board of Directors

The merger agreement provides that upon completion of the merger, Rudolph’s board of directors will be expanded to 10 members: seven members of Rudolph’s current board of directors; and Jeff L. O’Dell, Michael W. Wright (both of whom are current members of August Technology’s board of directors) and one additional director designated by August Technology and approved by Rudolph (which approval may not be unreasonably withheld) as soon as practicable, but in any event not later than 90 days after the effective time of the merger, who are referred to as the August Technology designated directors. If, at effective time of the merger, August Technology has not yet designated this additional director, then: (i) at the effective time of the merger, Rudolph’s board will consist of the eight current members of Rudolph’s board of directors and Messrs. O’Dell and Wright and (ii) upon the designation of this additional director (by Messrs. O’Dell and Wright no later than 90 days after the effective time of the merger), Rudolph will cause the resignation of one of the current members of Rudolph’s board of directors. Following the effective time of the merger, Paul F. McLaughlin will continue to serve as the Chairman of Rudolph’s board of directors.

The August Technology designated directors will be added to a class of directors of Rudolph’s board of directors as follows:

•	the director to be designated by August Technology and approved by Rudolph will be added to Class II of Rudolph’s board of directors and stand for reelection at Rudolph’s 2007 annual meeting of stockholders; and

•	Messrs. O’Dell and Wright will be added to Class III of Rudolph’s board of directors and stand for reelection at Rudolph’s 2008 annual meeting of stockholders.

An August Technology designated director will be entitled to serve on each committee of Rudolph’s board of directors, including its audit, compensation and nominating and governance committee, as long as such director satisfies all relevant requirements of Nasdaq and the Sarbanes-Oxley Act for members of audit, compensation and nominating committees, respectively, of Nasdaq-listed companies. Subject to the provisions of Rudolph’s restated certificate of incorporation and amended and restated bylaws, applicable law and the rules of Nasdaq, each such director shall be permitted to continue his membership on the applicable committee of Rudolph’s board until the earlier of the second anniversary of the closing date of the merger and the end of such director’s initial term as a member of Rudolph’s board of directors.

Officers

Rudolph will offer to:

•	Jeff L. O’Dell, the position of Strategic Business Fellow;

•	Stanley D. Piekos, the position of Chief Corporate Development Officer;

•	Michael P. Plisinski, the position of Vice President and General Manager, Design Analysis & Review; and

•	Ardelle R. Johnson, the position of Vice President, Corporate Marketing,

in each case, as of the effective time of the merger.

Rudolph and August Technology Corporate Headquarters Following the Merger

Following completion of the merger, Rudolph’s corporate headquarters will remain at its current location in Flanders, New Jersey. Rudolph and August Technology expect that the headquarters for the inspection business of the combined company following completion of the merger will be located at August Technology’s current headquarters in Bloomington, Minnesota.

Reasonable Best Efforts to Complete the Merger

Under the terms of the merger agreement, each of Rudolph and August Technology has agreed to cooperate fully with the other and use its reasonable best efforts to take all actions, and to do all things necessary, proper or advisable to complete the merger in the most expeditious manner possible, including:

•	obtaining any clearance, consent or approval of any governmental entity required to be obtained by Rudolph or August Technology, and making any and all registrations and filings necessary or advisable to obtain the approval or waiver from any governmental entity, including all filings required by the HSR Act and any other applicable antitrust laws;

•	obtaining all necessary consents, waivers and approvals under any of Rudolph’s or August Technology’s material contracts;

•	authorizing for listing on the Nasdaq National Market, upon official notice of issuance, the shares of Rudolph common stock to be issued in connection with the merger;

•	reserving for issuance the shares of Rudolph common stock issuable upon the exercise of all August Technology assumed options;

•	defending any lawsuit or proceeding seeking to challenge the merger agreement or the transactions contemplated by the merger agreement, including seeking to have lifted or rescinded any injunction or restraining or other order adversely affecting the ability Rudolph or August Technology to complete the transactions contemplated by the merger agreement;

•	executing any certificates, instruments or other documents necessary to complete the transactions contemplated by the merger agreement;

•	working in good faith to develop an integration plan setting forth the organizational structure of the combined business of August Technology and Rudolph, positions and responsibilities of employees, and management goals and objectives, all in a manner consistent with reasonable commercial standards for business combinations of this type; and

•	participating in meetings with, and developing communications to, shareholders of August Technology and Rudolph designed to solicit votes in favor of the transactions contemplated by the merger agreement.

Each of Rudolph and August Technology also agreed to keep the other reasonably informed of the status of their respective efforts to complete the transactions contemplated by the merger agreement, including by:

•	promptly notifying the other in writing of any communications from or with any governmental entity with respect to the transactions contemplated by the merger agreement;

•	permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with proposed communications with, any governmental entity;

•	not participating in any meeting with any governmental entity unless it consults with the other in advance and to the extent permitted by such governmental entity, gives the other the opportunity to attend and participate at such meeting;

•	furnishing the other with copies of all correspondence, filings and communications between it and any governmental entity with respect to the transactions contemplated by the merger agreement; and

•	furnishing the other with such necessary information and reasonable assistance as it may reasonably request in connection with its preparation of necessary filings or submissions of information to any governmental entity.

Conditions to Obligations to Complete the Merger

The respective obligations of Rudolph and August Technology to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions:

•	no stop order suspending the effectiveness of the registration statement of which this prospectus forms a part shall have been issued and no proceedings for suspension of the registration statement’s effectiveness, or a similar proceeding in respect of this joint proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

•	the merger agreement and the merger shall have been approved by the vote of holders of the requisite number of shares of August Technology common stock under applicable law, as more fully described in the sections of this joint proxy statement/prospectus entitled “The August Technology Special Meeting—Record Date; Outstanding Shares; Voting Rights” and “The August Technology Special Meeting—Quorum; Required Vote”;

•	the issuance of shares of Rudolph common stock in connection with the merger shall have been approved by the vote of holders of the requisite number of shares of Rudolph common stock under applicable regulations of the Nasdaq National Market, as more fully described in the section of this joint proxy statement/prospectus entitled “The Rudolph Special Meeting—Quorum and Vote Required”;

•	all waiting periods under the HSR Act with respect to the merger and the other transactions contemplated by the merger agreement shall have expired or terminated early (which condition has been satisfied) and all clearances, consents, approvals, orders and authorizations necessary for the consummation of the merger under applicable antitrust laws shall have been received;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the merger shall be in effect;

•	no governmental entity shall have enacted, entered, enforced or deemed applicable to the merger any law that causes the merger to be deemed illegal;

•	the shares of Rudolph common stock to be issued in the merger shall have been authorized for listing on the Nasdaq National Market; and

•	each of Rudolph and August Technology shall have received from its respective tax counsel an opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code (neither Rudolph nor August Technology may waive this condition).

In addition, the obligations of Rudolph and NS Merger Sub to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of August Technology shall have been true and correct (without giving any effect to any qualification as to materiality or material adverse effect contained in any specific representation or warranty) on the date the merger agreement was signed (i.e., June 27, 2005) and as of the date the merger is to be completed as if made at and as of that time, except:

•	for changes contemplated or permitted by the merger agreement;

•	to the extent the representations and warranties of the other party address matters only as of a particular date, they must be true and correct only as of that date;

•	where any failures of such representations and warranties to be true and correct, individually or in the aggregate, do not have a material adverse effect, as defined below;

•	August Technology shall have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it before completion of the merger;

•	no material adverse effect, as defined below, with respect to August Technology shall have occurred since the date the merger agreement was signed (i.e., June 27, 2005) and be continuing; and

•	the number of dissenting shares shall not exceed 10% of the shares of August Technology common stock outstanding immediately prior to the effective time of the merger agreement.

In addition, the obligations of August Technology to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Rudolph shall have been true and correct (without giving any effect to any qualification as to materiality or material adverse effect contained in any specific representation or warranty) on the date the merger agreement was signed (i.e., June 27, 2005) and as of the date the merger is to be completed as if made at and as of that time, except:

•	for changes contemplated or permitted by the merger agreement;

•	to the extent the representations and warranties of Rudolph address matters only as of a particular date, they must be true and correct only as of that date;

•	where any failures of such representations and warranties to be true and correct, individually or in the aggregate, do not have a material adverse effect, as defined below;

•	Rudolph shall have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it before completion of the merger; and

•	no material adverse effect, as defined below, with respect to Rudolph shall have occurred since the date the merger agreement was signed (i.e., June 27, 2005) and be continuing.

Rudolph and August Technology will issue a press release if any of the material conditions to completion of the merger are amended or waived prior to their respective special meetings.

Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either Rudolph or August Technology means any change, effect or circumstance that (i) is materially adverse to the business, operations, properties or condition (financial or otherwise) or capitalization of Rudolph and any of its subsidiaries or August Technology and any of its subsidiaries, taken as a whole, or (ii) materially adversely affects a party’s ability to complete the transactions contemplated by the merger agreement. However, under the terms of the merger agreement, none of the following, in and of itself, will be deemed to constitute a material adverse effect:

•	any changes resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), so long as the change does not have a substantially disproportionate impact on Rudolph and any of its subsidiaries or August Technology and any of its subsidiaries, as the case may be, taken as a whole;

•	any changes resulting from or arising out of general market, economic or political conditions in the industries in which Rudolph or August Technology conducts business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), so long as the changes do not have a substantially disproportionate impact on Rudolph and any of its subsidiaries or August Technology and any of its subsidiaries, as the case may be, taken as a whole;

•	any changes resulting from or arising out of actions taken pursuant to (and/or required by) the merger agreement or at the request of Rudolph or August Technology, as the case may be, or the failure to take any actions due to restrictions set forth in the merger agreement;

•	any changes in the price or trading volume of Rudolph or August Technology common stock;

•	any failure of Rudolph or August Technology to meet published revenue or earnings projections; or

•	any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of the August Technology shareholders or Rudolph stockholders, as the case may be, arising out of or related to the merger agreement, the merger or any other transactions contemplated by the merger agreement.

Termination; Termination Fees and Expenses

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the approval of the merger agreement and approval of the merger by August Technology’s shareholders or the approval of the issuance of the shares of Rudolph common stock in connection with the merger by Rudolph’s stockholders:

(a)	by mutual written consent of Rudolph and August Technology;

(b)	by either Rudolph or August Technology, if the merger is not completed by March 27, 2006; provided, however, that such date may be extended from time to time by either Rudolph or August Technology up to and including May 27, 2006 if all conditions to effect the merger other than certain regulatory conditions, have been or are capable of being satisfied at the time of each extension and such regulatory conditions have been or are reasonably capable of being satisfied on or prior to May 27, 2006; provided, further, that neither party may terminate the merger agreement on this basis if such terminating party has breached its obligations under the merger agreement, or if such terminating party has not complied with its obligations relating to payment of fees and expenses described below;

(c)	by either Rudolph or August Technology, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued a nonappealable final order or taken any other action having the effect of preliminarily or permanently prohibiting the merger;

(d)

by either Rudolph or August Technology, if the merger agreement and the merger fail to receive the requisite affirmative vote for approval at the August Technology shareholders’ meeting; provided that (i) August Technology may not terminate the merger agreement on this basis if August Technology has breached the provisions of the merger agreement relating to non-solicitation, board recommendations and/or the filing of this joint proxy statement/prospectus and (ii) neither party may terminate the merger agreement pursuant to this provision if it has not complied with its obligations relating to payment of fees and expenses described below;

(e)	by either Rudolph or August Technology, if the issuance of shares of Rudolph common stock in connection with the merger fails to receive the requisite affirmative vote at the Rudolph stockholders meeting; provided that (i) Rudolph may not terminate the merger agreement on this basis if it has breached the provisions of the merger agreement relating to non-solicitation, board recommendation and/or the filing this joint proxy statement/prospectus and (ii) neither party may terminate the merger agreement pursuant to this provision if it has not complied with its obligations relating to payment of fees and expenses described below;

(f)	by Rudolph, if August Technology has breached any representation warranty or failed to perform any covenant (other than the covenants related to non-solicitation and board recommendation) set forth in the merger agreement, which breach (i) would reasonably be expected to cause the conditions to Rudolph’s obligation to complete the merger not to be met and (ii) is not cured by August Technology within 20 days of notice of such breach;

(g)	by August Technology, if Rudolph has breached any representation warranty or failed to perform any covenant (other than the covenants related to non-solicitation and board recommendation) set forth in the merger agreement, which breach (i) would reasonably be expected to cause the conditions to August Technology’s obligation to complete the merger not to be met and (ii) is not cured by Rudolph within 20 days of notice of such breach; or

(h)	by either Rudolph or August Technology if the other party has breached any of the provisions of the merger agreement relating to non-solicitation or board recommendations; the board of directors of such party shall have changed its recommendation; such party shall have accepted an acquisition proposal; or another party shall have made a tender or exchange offer for such party’s shares and such party shall not have made a statement reaffirming such party’s recommendation within 10 business days.

Termination Fees and Expenses

Payments by Rudolph. Under the terms of the merger agreement, Rudolph must pay a termination fee to August Technology of $7.74 million, plus expenses incurred by August Technology (in an amount not to exceed $2.5 million), if the merger agreement is terminated by:

•	August Technology or Rudolph, pursuant to (b) or (e) under “—Termination” above, but only if, prior to such termination:

•	an acquisition proposal with respect to Rudolph has been publicly-announced or otherwise become publicly-known and not withdrawn prior to Rudolph’s stockholders’ meeting or such termination or any person has publicly-announced an intention (whether or not conditional) to make or complete an acquisition proposal with respect to Rudolph, and not retracted such intention prior to Rudolph’s stockholders’ meeting or such termination; and

•	within 12 months following such termination, Rudolph enters into a definitive agreement to effect, or consummates, a transaction contemplated by an acquisition proposal with a third party;

•	August Technology, pursuant to (g) under “—Termination” above, but only if, prior to such termination:

•	an acquisition proposal with respect to Rudolph has been publicly-announced or otherwise become publicly-known and not withdrawn prior to Rudolph’s stockholders’ meeting or such termination; or

•	any person has publicly-announced an intention (whether or not conditional) to make or complete an acquisition proposal with respect to Rudolph, and not retracted such intention prior to Rudolph’s stockholders’ meeting or such termination; or

•	August Technology, if an event contemplated by (h) under “—Termination” above has occurred with respect to Rudolph.

If one of the conditions set forth above is not satisfied, Rudolph is still required to reimburse August Technology for the expenses incurred by August Technology in connection with the transactions contemplated by the merger agreement (in an aggregate amount not to exceed $2.5 million), if the merger agreement is terminated by:

•	Rudolph or August Technology pursuant to (b) under “—Termination” above, but only if, prior to such termination:

•	an acquisition proposal with respect to Rudolph has been publicly-announced or otherwise become publicly-known and not withdrawn prior to Rudolph’s stockholders’ meeting or such termination; or

•	any person has publicly-announced an intention (whether or not conditional) to make or complete an acquisition proposal with respect to Rudolph, and not retracted such intention prior to Rudolph’s stockholders’ meeting or such termination, or

•	Rudolph or August Technology, pursuant to (e) under “—Termination” above.

Payments by August Technology. Under the terms of the merger agreement, August Technology must pay a termination fee to Rudolph of $7.74 million, plus expenses incurred by Rudolph and NS Merger Sub (in an amount not to exceed $2.5 million), if the merger agreement is terminated by:

•	August Technology or Rudolph, pursuant to (b) or (d) under “—Termination” above, but only if, prior to such termination:

•	an acquisition proposal with respect to August Technology has been publicly-announced or otherwise become publicly-known and not withdrawn prior to August Technology’s shareholders’ meeting or such termination or any person has publicly-announced an intention (whether or not conditional) to make or complete an acquisition proposal with respect to August Technology, and not retracted such intention prior to August Technology’s shareholders’ meeting or such termination; and

•	within 12 months following such termination, August Technology enters into a definitive agreement to effect, or consummates, a transaction contemplated by an acquisition proposal with a third party;

•	Rudolph, pursuant to (f) under “—Termination” above, but only if, prior to such termination:

•	an acquisition proposal with respect to August Technology has been publicly-announced or otherwise become publicly-known and not withdrawn prior to August Technology’s shareholders’ meeting or such termination; or

•	any person has publicly-announced an intention (whether or not conditional) to make or complete an acquisition proposal with respect to August Technology, and not retracted such intention prior to August Technology’s shareholders’ meeting or such termination; or

•	Rudolph, if an event contemplated by (h) under “—Termination” above has occurred with respect to August Technology.

If one of the conditions set forth above is not satisfied, August Technology is still required to reimburse Rudolph and NS Merger Sub for the expenses incurred by Rudolph and NS Merger Sub in connection with the transactions contemplated by the merger agreement (in an aggregate amount not to exceed $2.5 million), if the merger agreement is terminated by:

•	Rudolph or August Technology pursuant to (b) under “—Termination” above, but only if, prior to such termination:

•	an acquisition proposal with respect to August Technology has been publicly-announced or otherwise become publicly-known and not withdrawn prior to August Technology’s shareholders’ meeting or such termination; or

•	any person has publicly-announced an intention (whether or not conditional) to make or complete an acquisition proposal with respect to August Technology, and not retracted such intention prior to August Technology’s shareholders’ meeting or such termination, or

•	Rudolph or August Technology, pursuant to (d) under “—Termination” above.

Expenses Generally

Except as provided above, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring the fees or expenses, whether or not the merger is completed, other than expenses incurred in connection with filing and printing this joint proxy statement/prospectus, the registration statement and filings by Rudolph and August Technology under the HSR Act or any similar filing requirement of any governmental entity applicable to the merger, which will be borne equally by Rudolph and August Technology.

If the party entitled to payment of the termination fee has to make a claim against the other party and such claim results in a judgment against the other party, the party required to pay the termination fee will also have to pay all of the other party’s costs and expenses in connection with the suit, together with interest on the unpaid termination fee.

The Voting Agreements

Parent Voting Agreement. Each of Paul F. McLaughlin and Liberty Partners 11, L.L.C., or Liberty, has entered into a voting agreement with August Technology pursuant to which each has agreed to vote all of his or its respective shares of Rudolph common stock, including shares of Rudolph common stock acquired after the date of the voting agreements, as follows:

•	in favor of the adoption and approval of the merger agreement, and in favor of each of the other actions contemplated by the merger agreement and any action required to further the merger or these actions;

•	against approval of any proposal made in opposition to, or in competition with, the completion of the merger and the transactions contemplated under the merger agreement;

•	against any of the following actions: (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Rudolph or any of its subsidiaries, (ii) any sale, lease or transfer of any significant part of the assets of Rudolph or any of its subsidiaries, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Rudolph or any of its subsidiaries, (iv) any change in the capitalization or the corporate structure of Rudolph or any of its subsidiaries, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions contemplated by the merger agreement; and

•	in favor of waiving any notice that may have been or may be required relating to any reorganization of Rudolph or its subsidiaries, any reclassification or recapitalization of the capital stock of Rudolph or its subsidiaries, any sale of assets, change of control or acquisition of Rudolph or its subsidiaries by any person, or any consolidation or merger of Rudolph or its subsidiaries with or into any person.

Each of Mr. McLaughlin and Liberty have also granted to August Technology an irrevocable proxy to vote the shares of Rudolph common stock subject to the voting agreements in accordance with its terms. The voting agreements and irrevocable proxies terminate upon the earlier of the termination of the merger agreement or the effective time of the merger.

At the close of business on June 27, 2005, Mr. McLaughlin beneficially owned 717,471 shares of Rudolph common stock (consisting of 540,000 shares of Rudolph common stock and options to acquire 177,471 shares of Rudolph common stock) and Liberty beneficially owned 2,688,040 shares of Rudolph common stock, collectively representing approximately 20% of the shares of Rudolph common stock outstanding on that date. As of the record date for Rudolph’s stockholders’ meeting, Mr. McLaughlin beneficially owned                  shares of Rudolph common stock (consisting of                  shares of Rudolph common stock and options to acquire

                 shares of Rudolph common stock) and Liberty beneficially owned                  shares of Rudolph common stock, collectively representing approximately     % of the shares of Rudolph common stock outstanding on that date.

The Parent Voting Agreement prohibits each of Mr. McLaughlin and Liberty from selling or disposing of any shares or options to acquire Rudolph common stock beneficially owned by them, unless the transferee agrees to be bound by the terms and conditions of the relevant Parent Voting Agreement. A form of the Parent Voting Agreement is attached to this joint proxy statement/prospectus as Annex C.

Company Voting Agreement. Each member of August Technology’s board of directors has entered into a voting agreement with Rudolph and NS Merger Sub pursuant to which he or she has agreed to vote all of his or her shares of August Technology common stock, including shares of August Technology common stock acquired after the date of the agreement, as follows:

•	in favor of the adoption and approval of the merger agreement, and in favor of each of the other actions contemplated by the merger agreement and any action required to further the merger or these actions;

•	against approval of any proposal opposing or competing with the merger and the transactions contemplated under the merger agreement;

•	against any of the following actions (other than those actions that relate to the merger): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of August Technology or any of its subsidiaries, (ii) any sale, lease or transfer of any significant part of the assets of August Technology or any of its subsidiaries, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of August Technology or any of its subsidiaries, (iv) any change in the capitalization or the corporate structure of August Technology or any of its subsidiaries, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions contemplated by the merger agreement; and

•	in favor of waiving any notice that may have been or may be required relating to any reorganization of August Technology or its subsidiaries, any reclassification or recapitalization of the capital stock of August Technology or its subsidiaries, any sale of assets, change of control or acquisition of August Technology or its subsidiaries by any person, or any consolidation or merger of August Technology or its subsidiaries with or into any person.

Each of these shareholders has also granted to Rudolph an irrevocable proxy to vote the shares of August Technology common stock subject to the voting agreements in accordance with its terms. The voting agreements and irrevocable proxies terminate upon the earlier of the termination of the merger agreement or the effective time of the merger.

At the close of business on June 27, 2005, the date of the merger agreement, the directors of August Technology party to the Company Voting Agreements collectively directly or indirectly beneficially owned 1,348,908 shares of August Technology common stock (consisting of 1,174,362 shares of August Technology common stock and options to acquire 174,546 shares of August Technology common stock), representing approximately 7.4% of the shares of August Technology common stock outstanding on that date. As of the record date for the August Technology special meeting, these directors collectively beneficially owned                  shares of August Technology common stock (consisting of                  shares of August Technology common stock and options to acquire                  shares of August Technology common stock), representing approximately     % of the shares of August Technology common stock outstanding on that date.

The Company Voting Agreement prohibits each August Technology shareholder party thereto from selling or disposing of any shares or options to acquire shares of August Technology common stock beneficially owned by these shareholders, unless the transferee agrees to be bound by the terms and conditions of the relevant Company Voting Agreement. A form of the Company Voting Agreement is attached to this joint proxy statement/prospectus as Annex B.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of September 30, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 are based on the historical consolidated financial statements of Rudolph and August Technology, incorporated by reference into this joint proxy statement/prospectus, after giving effect to the merger as a purchase of August Technology by Rudolph using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed financial information for the year ended December 31, 2004 and for the nine months ended September 30, 2005 gives effect to Rudolph’s acquisition of August Technology as if it had occurred on January 1, 2004. The unaudited pro forma condensed combined financial information as of September 30, 2005 gives effect to the merger as if it occurred on September 30, 2005.

The merger will be accounted for under the purchase method of accounting in accordance with SFAS 141. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to this unaudited pro forma condensed combined financial information, is allocated to the net tangible and identifiable intangible assets of August Technology acquired in connection with the merger, based on their respective estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and identifiable intangible assets of August Technology that exist as of the date of completion of the merger.

Further, the unaudited pro forma condensed combined financial information does not include any adjustments for liabilities that may result from integration activities, as management of Rudolph and August Technology are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to August Technology employees, costs of vacating some facilities of August Technology, or other costs associated with exiting activities of August Technology that would affect amounts presented. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, Rudolph may incur significant restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs related to Rudolph employees, costs of vacating some facilities of Rudolph, or other costs associated with exiting activities of Rudolph. Any such restructuring charges would be recorded as an expense in the consolidated statement of operations in the period in which they were incurred. Further, since the final intrinsic value associated with deferred stock-based compensation will be calculated at the completion of the merger, the amount allocated to this item could change materially depending on the price of Rudolph common stock or the number of August Technology unvested options outstanding as of the completion of the merger.

This unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to intangible assets with definite lives may change significantly, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in this unaudited pro forma condensed combined consolidated financial information. The impact of ongoing integration activities, the timing of completion of the merger and other changes in August Technology’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined

Balance Sheet as of September 30, 2005

	Historical Rudolph	Historical August Technology	Pro Forma Adjustments		Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$39,058	$5,866	$—		$44,924
Marketable securities	46,953	23,391	(37,200	)(v)	33,144
Accounts receivable	21,959	13,788	8,292	(z)	44,039
Inventories	30,948	27,005	4,597	(o)	57,345
			(5,205	)(z)
Deferred income taxes	1,767	—	(1,767	)(q)	—
Prepaid expenses and other current assets	1,665	1,474	—		3,139

Total current assets	142,350	71,524	(31,283)		182,591
Property, plant and equipment, net	7,448	6,158	—		13,606
Goodwill	13,245	498	(498	)(a)	101,265
			88,020	(n)
Long-term marketable debt securities	—	10,228	—		10,228
Intangible assets, net	8,847	2,742	(2,742	)(b)	44,347
			35,500	(m)
Capitalized software	1,485	—	—		1,485
Deferred income taxes	4,496	—	(4,496	)(q)	—
Other assets	3,059	180	(2,439	)(u)	800

Total assets	$180,930	$91,330	$82,062		$354,322

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$3,835	$7,167	$—		$11,002
Accrued liabilities:
Payroll and related expense	3,238	3,018	—		6,256
Royalties	1,225	—	—		1,225
Warranty	1,312	1,146	180	(y)	2,638
Income taxes payable	1,614	151	—		1,765
Deferred revenue and customer deposits	2,375	4,457	(3,686	)(z)	3,146
Other current liabilities	3,449	943	(51	)(d)	11,738
			1,465	(q)
			3,232	(l)
			2,700	(k)

Total current liabilities	17,048	16,882	3,840		37,770
Other non-current liabilities	399	112	(84	)(d)	7,627
			(28	)(e)
			7,228	(q)

Total liabilities	17,447	16,994	10,956		45,397

Stockholders’ Equity:
Preferred stock	—	—	—		—
Common stock	17	93,023	(93,023	)(c)	28
			11	(h)
Additional paid-in capital	147,059	—	151,584	(h)	303,719
			5,076	(i)
Accumulated other comprehensive loss	(1,359)	(238)	238	(c)	(1,359)
Unearned compensation	(2,219)	—	(329	)(j)	(2,548)
Retained earnings (deficit)	19,985	(18,449)	18,449	(c)	9,085
			(10,900	)(p)

Total stockholders’ equity	163,483	74,336	71,106		308,925

Total liabilities and stockholders’ equity	$180,930	$91,330	$82,062		$354,322

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2005

	Historical Rudolph	Historical August Technology	Reclassifications		Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except per share amounts)
Revenues	$64,643	$65,407	$—		$—		$130,050
Cost of revenues	34,233	28,951	3,349	(A)	—		66,533

Gross profit	30,410	36,456	(3,349)		—		63,517

Operating expenses:
Research and development	9,446	10,594	302	(B)	—		20,342
Selling, general and administrative	14,870	19,842	(3,349	)(A)	51	(r)	30,033
			(302	)(B)	(1,079	)(f)
Amortization	657	—	—		2,922	(s)	3,579

Total operating expenses	24,973	30,436	(3,349)		1,894		53,954

Operating income	5,437	6,020	—		(1,894)		9,563
Interest income and other, net	1,049	940	—		(1,088	)(x)	901
Merger expenses	—	(13,959)	—		13,959	(t)	—

Income (loss) before provision for income taxes	6,486	(6,999)	—		10,977		10,464
Provision for income taxes	1,715	262	—		654	(w)	2,631

Net income (loss)	$4,771	$(7,261)	$—		$10,323		$7,833

Earnings (loss) per share:
Basic	$0.28	$(0.40)					$0.28
Diluted	$0.28	$(0.40)					$0.28

Weighted average number of shares outstanding:
Basic	16,887	18,011					28,096
Diluted	16,935	18,011					28,169

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2004

	Historical Rudolph	Pro Forma August Technology	Reclassifications		Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except per share amounts)
Revenues	$84,248	$63,185	$—		$—		$147,433
Cost of revenues	44,595	29,348	3,463	(A)	—		77,406

Gross profit	39,653	33,837	(3,463)		—		70,027

Operating expenses:
Research and development	15,847	14,336	197	(B)	—		30,380
Selling, general and administrative	15,222	23,417	(3,463	)(A)	(1,148	)(f)	33,850
			(197	)(B)	(49	)(g)
					68	(r)
Amortization	876	—	—		3,896	(s)	4,772

Total operating expenses	31,945	37,753	(3,463)		2,767		69,002

Operating income (loss)	7,708	(3,916)	—		(2,767)		1,025
Interest income and other, net	1,899	899	—		(1,451	)(x)	1,347

Income (loss) before provision for income taxes	9,607	(3,017)	—		(4,218)		2,372
Provision for income taxes	2,855	292	—		(1,574	)(w)	1,573

Net income (loss)	$6,752	$(3,309)	$—		$(2,644)		$799

Earnings (loss) per share:
Basic	$0.40	$(0.19)					$0.03
Diluted	$0.40	$(0.19)					$0.03

Weighted average number of shares outstanding:
Basic	16,746	17,755					27,955
Diluted	16,914	17,755					28,148

See accompanying notes to unaudited pro forma condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation

On June 27, 2005, Rudolph and August Technology entered into the merger agreement pursuant to which August Technology will merge with and into NS Merger Sub, Inc., a wholly-owned subsidiary of Rudolph, in a transaction accounted for using the purchase method of accounting. For purposes of this unaudited pro forma condensed combined financial information, Rudolph has assumed that the total consideration payable in the merger is $199.0 million, consisting of $37.2 million in cash (the minimum amount of cash to be paid to August Technology’s shareholders in connection with the merger), shares of Rudolph common stock valued at $151.6 million, assumed stock options with a fair value of $5.1 million and estimated direct transaction costs of $5.1 million.

Under the terms of the merger agreement, each August Technology shareholder may elect to receive either $10.50 per share in cash or 0.7625 of a share of Rudolph common stock that it owns immediately prior to the completion of the merger, subject to proration and allocation, based on the total cash and shares that August Technology’s shareholders elect to receive in the merger. The merger agreement requires that the total consideration for the transaction will include a minimum of $37.2 million and a maximum of $60.0 million of cash. As a result, Rudolph will issue a minimum of approximately 9.5 million and a maximum of 11.2 million shares of common stock in connection with the merger. For more information, see “The Merger Agreement—Proration and Allocation Procedures.”

The unaudited pro forma condensed combined financial information assumes that August Technology’s shareholders will receive $37.2 million in cash and 11.2 million shares of Rudolph common stock, the minimum amount of cash payable and the maximum number of shares issuable to those shareholders in connection with the merger. The preliminary estimated purchase price assumes a per share value of Rudolph common stock of $13.52, which represents an average of the closing market price of Rudolph common stock for the period beginning two trading days before and ending two trading days after September 28, 2005. Because the merger consideration is subject to proration and allocation pursuant to the merger agreement, the actual consideration will depend upon the elections made by August Technology shareholders.

Under the terms of the merger agreement, each outstanding option to purchase August Technology common stock will be assumed by Rudolph and converted into an option to purchase Rudolph common stock at the exchange ratio of 0.7625. For purposes of this unaudited pro forma condensed combined financial information, Rudolph estimates that it will assume August Technology stock options to purchase 1.3 million shares of Rudolph common stock. The fair value of the outstanding options was determined using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 55.2%, risk-free interest rate of 3.9%, expected life of 1.6 years and dividend yield of zero. The actual number of stock options to be assumed by Rudolph, however, will be determined based on the actual number of August Technology stock options outstanding at the completion of the merger.

There were no significant intercompany balances and transactions between Rudolph and August Technology as of the dates and for the periods set forth in this unaudited pro forma condensed combined financial information. Certain reclassification adjustments have been made to conform Rudolph’s and August Technology’s historical reported balances to the basis of presentation in this unaudited pro forma condensed combined financial information.

The actual purchase price could change materially since the consideration for the merger will be based on the actual amount of cash paid to August Technology’s shareholders in respect of their shares of August Technology common stock, the actual number of shares of Rudolph common stock issued to August Technology’s shareholders in respect of their shares of August Technology common stock, the actual number of

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

options to purchase August Technology stock assumed by Rudolph and the market value of Rudolph common stock upon completion of the merger. The allocation of the estimated purchase price discussed below is preliminary, because the merger has not yet been completed. The final allocation of the purchase price will be based on August Technology’s assets and liabilities on the closing date of the merger.

The total preliminary estimated purchase price is as follows (in thousands):

	Amount
Estimated fair value of shares of Rudolph common stock issued to August Technology’s shareholders	$151,595
Estimated amount of cash elected to be received by August Technology’s shareholders	37,200	(1)
Estimated fair value of assumed August Technology stock options	5,076
Estimated direct transaction fees and expenses	5,139

Total preliminary estimated purchase price	$199,010

(1)	Represents the minimum amount of cash to be paid in the merger.

Under the purchase method of accounting, the total preliminary estimated purchase price as shown in the table above is allocated to August Technology’s tangible and intangible assets and liabilities based on their estimated fair values as of the date of completion of the merger. The total preliminary estimated purchase price is allocated as follows (in thousands):

	Amount	First Year Charges		Estimated Useful Life
Net tangible assets	$79,217	$4,597	(1)	n/a
Identifiable intangible assets:
Purchased technology	26,400	2,934		9 years
Trade name	3,100	207		15 years
Product trade names	400	133		3 years
Customer relationships	5,600	622		9 years
Goodwill (3)	88,020	—		n/a
Deferred tax liabilities	(14,956)	(3,168)		n/a
In-process research and development	10,900	10,900	(1)	n/a
Deferred stock-based compensation	329	68		4.8 years	(2)

Total preliminary estimated purchase price	$199,010	$16,293

(1)	The portion of the estimated purchase price allocated to in-process research and development, or IPR&D, of $10.9 million and an increase in cost of products sold of $4.6 million related to the revaluation of certain inventory to fair value are non-recurring and, accordingly, are not reflected in the unaudited pro forma condensed combined statements of operations.
(2)	Estimated weighted-average remaining vesting period.
(3)	Assuming the minimum and maximum number of shares of Rudolph common stock (9.5 million and 11.2 million shares, respectively) are issued in the merger, each dollar increase or decrease in the market value per share of Rudolph common stock would result in an adjustment to goodwill of approximately $9.5 million and $11.2 million, respectively.

A final determination of fair values, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair values of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible assets of August Technology that exist as of the date of the completion of the merger. The final valuation may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

A preliminary estimate of $79.2 million has been allocated to net tangible assets acquired and $35.5 million has been allocated to amortizable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

Identifiable intangible assets. Of the total estimated purchase price, $35.5 million has been allocated to purchased technology, trade name, product trade names and customer relationships. This adjustment is preliminary, calculated by an independent valuation firm and based on Rudolph management’s estimates. The amount ultimately allocated to identifiable intangible assets may differ materially from this preliminary allocation. Assuming a weighted average useful life of approximately nine years, a $5.0 million increase or decrease in value allocated in the amortizable intangible assets would increase or decrease annual amortization by approximately $0.5 million.

Preliminary identification and allocation of value to the identified intangible assets was based on the provisions of SFAS No. 141, “Business Combinations,” or SFAS 141. The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the “income” approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition, eventual development of new technologies and market competition.

Amounts allocated to the identifiable intangible assets are expected to be amortized over a life of three to 15 years on a straight-line basis. The estimates of expected useful lives are based on guidance from SFAS 141 and take into consideration the effects of competition, product lives and possible obsolescence. The useful lives of the purchased technology, trade name and product trade names are based on the number of years in which net cash flows have been projected. The useful lives of customer relationships was estimated based upon August Technology’s established and long-standing customer relationships with its major customers. Management considers the “August” trade name to be recognized throughout the worldwide community of semiconductor manufacturers as a premier source of back-end inspection and analysis solutions technology. Subsequent to the merger, management intends to maintain and continue to market existing and new products under the August Technology trade name.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

•	August Technology historical operating margins;

•	August Technology market share and growth;

•	industry growth trends;

•	trends in technology; and

•	the nature and expected timing of new product introduction by August Technology and its competitors.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS 142, goodwill will not be amortized but instead will be tested for impairment at least annually and more frequently if certain indicators are present. In the event the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the quarter in which the determination is made.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

Net deferred tax liability. The deferred tax liability reflects the estimated tax effect of deferred tax liabilities associated with purchase accounting that were not offset by preexisting deferred tax assets. Such deferred tax liabilities are associated with the step up to fair value of intangible assets and inventory. This determination is preliminary and subject to change based upon Rudolph’s management’s final valuation of the fair values of identifiable intangible assets acquired.

In-process research and development. The preliminary estimated charge for IPR&D of $10.9 million is based on Rudolph’s management’s estimates and will be charged to expense in the period during which the merger is completed. The amount ultimately allocated to IPR&D may differ from this preliminary allocation. This amount has been excluded from the unaudited pro forma condensed combined statements of operations as such charge is non-recurring.

August Technology is currently developing new products that qualify as IPR&D. Projects that qualify as IPR&D represent those that have not yet reached technological feasibility and have no alternative future use. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development. These IPR&D projects are focused on developing new products, integrating new technologies, improving product performance and broadening features and functionalities. There is a risk that these development efforts and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality.

The fair value of these IPR&D projects was estimated by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value using the “income” approach.

In addition, solely for the purposes of estimating the fair value of these IPR&D projects, the following assumptions were made:

•	revenue that is reasonably likely to result from the potential uses of identifiable intangible assets that includes the estimated market penetration and estimated market share and year-over-year growth rates over the product cycles;

•	remaining developmental research and development and sustaining engineering expenses once commercialized were also estimated by Rudolph’s management according to internal planning estimates; and

•	the cost structure was assumed to be similar to that for existing products.

Net cash flows attributable to these IPR&D projects were discounted to their present values at a rate commensurate with the perceived risk. The weighted average cost of capital used to discount the net cash flows to their present value was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

The estimates used in valuing IPR&D were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. In addition, some projects which are currently in process may not be in process at the completion of the merger and new projects may be started prior to completion of the merger which may be in process at the completion of the merger. Accordingly, actual results may vary from the projected results.

Deferred stock-based compensation. This represents the estimated intrinsic value of the unvested August Technology stock options to be assumed by Rudolph in the merger. The estimated intrinsic value was calculated

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

as the difference between the assumed per share value of Rudolph common stock of $13.52 on the merger completion date and the exercise price of the assumed unvested August Technology stock options adjusted to reflect the exchange ratio of 0.7625 shares of Rudolph common stock for one share of August Technology common stock. This balance will be amortized over the remaining vesting period of the stock options.

2. Restatement

August Technology restated its consolidated financial statements for the years 2004, 2003 and 2002 and for the first two quarters of 2005.

The restatement of the 2004 and first half of 2005 consolidated financial statements was made as a result of a correction of August Technology’s application of revenue recognition principles, as contained in the Financial Accounting Standard Board’s Emerging Issues Task Force Issue No. 00-2 1, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). In 2004 and the first half of 2005, August Technology sold certain systems to a customer for an aggregate amount of approximately $12.2 million ($6.7 million in 2004 and $5.5 million in 2005) and recognized the revenue for these sales. The cost of revenues related to these sales was $2.7 million in 2004 and $2.7 million in 2005. During the same time periods, August Technology accepted orders from the same customer for enhancement packages to the same systems but had not yet delivered the enhancement packages. In connection with preparing its results for the quarter ended September 30, 2005, August Technology determined that recognition of the $12.2 million of revenue from the systems should have been deferred until the delivery of the enhancement packages, according to EITF 00-21. The customer cancelled its orders for the enhancement packages on September 27, 2005, which allowed August Technology to recognize the entire $12.2 million of deferred revenue in the quarter ended September 30, 2005.

The restatement of the 2002 and 2003 consolidated financial statements was made as a result of a correction of August Technology’s application of Statement of Position 97-2, “Software Revenue Recognition.” In the fourth quarter of 2002, August Technology began deferring certain software revenue and recognizing it over a twelve-month period, which represented August Technology’s obligation to provide warranty and support. This software revenue should have been recognized upon delivery or customer acceptance. The correction of this error decreased revenue $0.3 million for 2005 and increased revenue by $0.9 million, $0.5 million and $0.2 million for 2004, 2003 and 2002, respectively. The correction of this error had no impact on costs of revenues.

In the second quarter of 2005, August Technology recognized $0.6 million in revenue and $0.2 million in cost of revenue related to the sale of a certain inspection system. It was determined that this revenue should have been deferred until such time that all elements are delivered and accepted and fair value has been established for the newly introduced software component.

In addition, certain adjustments were recorded in 2004 to correct other miscellaneous items identified in prior external audits or quarterly reviews, none of which were individually significant.

For further discussion of the restatements, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 9A. “Controls and Procedures” and Note 2 of the consolidated financial statements included in August Technology’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

3. August Technology Pro forma Results of Operations

Pro forma August Technology results of operations for the year ended December 31, 2004 have been adjusted to give pro forma effect to the purchase of certain assets relating to the DMSVision software division of Inspex, Inc. on July 27, 2004, as if that transaction had occurred on January 1, 2004. The total consideration paid for DMSVision, including direct acquisition costs, was approximately $2.4 million in cash.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

The purchase price has been allocated based on August Technology management’s estimate of the fair values of assets acquired and liabilities assumed as follows (in thousands):

Accounts receivable	$122
Purchased technology	2,592
Accrued liabilities	(21)
Deferred revenues	(249)

$2,444

	Historical August Technology(a) (restated)	Historical DMSVision	Pro Forma Adjustments		Pro Forma August Technology
	(in thousands, except per share amounts)
Net revenues	$62,667	$518	$—		$63,185
Cost of revenues	29,261	87	—		29,348

Gross profit	33,406	431	—		33,837
Selling, general and administrative expenses	22,751	275	391	(b)	23,417
Research and development expenses	13,561	775	—		14,336

Operating loss	(2,906)	(619)	(391)		(3,916)
Interest income	847	—	(21	)(c)	826
Other income	73	—	—		73

Loss before provision for income taxes	(1,986)	(619)	(412)		(3,017)
Provision for income taxes	292	—	—		292

Net loss	$(2,278)	$(619)	$(412)		$(3,309)

Net loss per share:
Basic	$(0.13)				$(0.19)
Diluted	$(0.13)				$(0.19)
Shares used to compute net loss per share:
Basic	17,755				17,755
Diluted	17,755				17,755

(a)	Historical August Technology statement of operations is for the year ended December 31, 2004.
(b)	Represents the amortization of purchased technology. The useful life of the purchased technology is estimated to be four years.
(c)	Represents interest income foregone on net cash used at 1.6% interest rate per annum.

4. Reclassifications

The following reclassifications have been made to conform August Technology’s historical reported balances to the basis of presentation in this unaudited pro forma condensed combined financial information (letters correspond to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 and nine months ended September 30, 2005):

(A)	reclassify certain August Technology customer service costs from selling, general and administrative expenses to cost of revenues.

(B)	reclassify certain August Technology selling, general and administrative expenses to research and development expenses.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

5. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to August Technology’s net tangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and deferred stock-based compensation, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Rudolph and August Technology filed consolidated income tax returns during the periods presented.

The pro forma adjustments included in this unaudited pro forma condensed combined financial information are as follows (letters correspond to the unaudited pro forma condensed combined balance sheet as of September 30, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005):

(a)	To eliminate August Technology’s historical goodwill.

(b)	To eliminate August Technology’s historical intangible assets.

(c)	To eliminate August Technology’s equity.

(d)	To eliminate August Technology’s historical deferred rent.

(e)	To eliminate August Technology’s historical deferred tax liabilities.

(f)	To eliminate August Technology’s historical and pro forma amortization of purchased technology.

(g)	To eliminate August Technology’s historical amortization of deferred stock-based compensation.

(h)	To record the fair value of shares of Rudolph common stock issued in the merger.

(i)	To record the fair value of August Technology stock options assumed.

(j)	To record deferred stock-based compensation related to unvested August Technology stock options assumed.

(k)	To accrue Rudolph’s remaining direct costs of the merger.

(1)	To accrue August Technology’s remaining direct costs of the merger. Such expenses have not been reflected in the unaudited pro forma condensed combined statements of operations because they are nonrecurring in nature.

(m)	To record the fair value of August Technology’s identifiable intangible assets.

(n)	To record goodwill.

(o)	To adjust August Technology’s inventory to fair value. This adjustment will result in an increase in cost of products upon the sale of the related inventory. The increase in costs is non-recurring and as such, is not reflected in the pro forma condensed combined statements of operations.

(p)	To record the effect of the write-off of IPR&D. This charge is non-recurring and as such, is not reflected in the pro forma condensed combined statements of operations.

(q)	To record the net deferred tax liability associated with the step-up of intangible assets and inventories.

(r)	To record amortization of stock-based compensation.

(s)	To record amortization of intangible assets.

(t)	To eliminate August Technology’s merger expenses. These expenses are non-recurring and as such are not reflected in the pro forma condensed combined statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

(u)	To eliminate Rudolph’s deferred merger expenses.

(v)	To record cash paid in the merger.

(w)	To record the tax effect of pro forma adjustments.

(x)	To record interest income foregone on net cash used at 3.9% interest rate per annum.

(y)	To record additional warranty obligations assumed for shipped systems pending acceptance.

(z)	To eliminate the historical amounts of August Technology’s deferred revenue and inventory related to shipped systems pending acceptance and record related amounts due from customers.

6. Pro Forma Net Income Per Share

The pro forma basic net income per share is based on the historical number of shares of Rudolph common stock used in computing basic net income per share plus 11.2 million shares of Rudolph common stock assumed to be issued in connection with the merger (assuming the minimum amount of cash, $37.2 million, is paid in the merger).

The pro forma diluted net income per share is based on the historical number of Rudolph shares used in computing diluted net income per share plus 11.2 million shares of Rudolph common stock assumed to be issued in connection with the merger (assuming the minimum amount of cash, $37.2 million, is paid in the merger) and the potential dilution from assumed dilutive stock options (using the treasury stock method).

If the maximum amount of cash, $60.0 million, is paid in the merger and the minimum number of shares of Rudolph common stock, 9.5 million shares, are issued in the merger, the basic and diluted net income per share would be $0.01 and $0.01, respectively, for the year ended December 31, 2004. The basic and diluted net income per share would be $0.27 and $0.27, respectively, for the nine months ended September 30, 2005.

DESCRIPTION OF RUDOLPH CAPITAL STOCK

As a result of the merger, certain of August Technology’s shareholders will become Rudolph stockholders. Your rights as a Rudolph stockholder will be governed by Delaware law, Rudolph’s restated certificate of incorporation and Rudolph’s amended and restated bylaws. The following description of Rudolph’s capital stock, including the shares of Rudolph common stock to be issued in connection with the merger, reflects the anticipated state of affairs at the completion of the merger.

This description summarizes the material terms of Rudolph’s capital stock. It is qualified in its entirety by reference to the applicable provisions of Delaware law, Rudolph’s restated certificate of incorporation, Rudolph’s amended and restated bylaws and the Rights Agreement, dated as of June 27, 2005, between Rudolph and American Stock Transfer & Trust Company, relating to rights to purchase shares of Rudolph’s Series A Junior Participating Preferred Stock, in each case, as in effect on the date of this document. You should also refer to the section of this joint proxy statement/prospectus entitled “Comparison of Rights of Holders and Corporate Governance Matters.”

General

Rudolph’s restated certificate of incorporation authorizes the issuance of 55,000,000 shares, consisting of two classes: 50,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. Rudolph common stock is quoted on the Nasdaq National Market under the symbol “RTEC.”

As of September 30, 2005, there were 16,925,858 shares of Rudolph common stock outstanding, held of record by 42 stockholders.

Common Stock

Holders of Rudolph common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of stockholders. Holders of Rudolph common stock do not have preemptive rights. Rudolph common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions. Rudolph has never declared or paid any cash dividends on its common stock or any of its other securities and does not expect to do so for the foreseeable future. The declaration of any future dividends by Rudolph is within the discretion of its board of directors and will be dependent on Rudolph’s earnings, financial condition and capital requirements, as well as any other factors deemed relevant by its board of directors.

Preferred Share Purchase Rights

On June 27, 2005, Rudolph adopted a preferred share purchase rights plan, pursuant to which the holders of each outstanding share of Rudolph common stock as of the close of business on June 28, 2005, received a dividend of one preferred share purchase right. Each preferred share purchase right entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per one one-thousandth of a share of Series A Junior Participating Preferred Stock. The description and terms of these rights are set forth in that certain rights plan, dated as of June 27, 2005, between Rudolph and American Stock Transfer & Trust Company, as Rights Agent, which is filed as an exhibit to Rudolph’s Registration Statement on Form 8-A (File No. 000-27965) and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

COMPARISON OF RIGHTS OF HOLDERS AND CORPORATE GOVERNANCE MATTERS

Rudolph is incorporated under the laws of the State of Delaware and, accordingly, the rights of its stockholders are currently governed by the Delaware General Corporation Law, Rudolph’s restated certificate of incorporation and amended and restated bylaws. August Technology is incorporated under the laws of the State of Minnesota and accordingly, the rights of the shareholders of August Technology are currently governed by the Minnesota Business Corporations Act, August Technology’s articles of incorporation and bylaws. In connection with the merger, certain of August Technology’s shareholders will receive Rudolph common stock in exchange for their shares of August Technology common stock.

The following is a summary of the material differences between the current rights of holders of Rudolph common stock and the current rights of holders of August Technology common stock. This summary may not contain all of the information about these differences that is important to you. Accordingly, we encourage you to read the organizational documents of Rudolph and August Technology referenced below, all of which have been publicly-filed with the SEC. See “Where You Can Find More Information.”

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
Authorized Capital Stock	August Technology’s authorized capital stock of consists of 45,000,000 shares of stock, no par value per share, 42,000,000 of which are designated common stock, and 3,000,000 of which are undesignated shares. August Technology’s board of directors is authorized to establish from the undesignated shares one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional common shares), and to fix the relative rights and preferences of each such class or series.	Rudolph’s authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Rudolph’s board of directors is authorized to issue preferred stock in series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and relative rights of each such series and the qualifications, limitations or restrictions thereof.

Number of Directors	August Technology’s bylaws provide that the shareholders, at each annual meeting, shall determine the number of directors which shall be not less than three or more than nine; provided, however, that between annual meetings the board of directors may increase the authorized number of directors within the limits stated above. August Technology’s board of directors currently consists of six directors.	Rudolph’s bylaws currently provide that the board of directors will consist of eight members. The number of directors may be changed by an amendment to Rudolph’s bylaws. Rudolph’s bylaws will be amended concurrently with the completion of the merger to provide that the board of directors will consist of 10 members.

Cumulative Voting	August Technology’s articles of incorporation and bylaws do not provide for cumulative voting. Accordingly, August Technology’s shareholders do not have cumulative voting rights in connection with the election of directors.	Rudolph’s certificate of incorporation and bylaws do not provide for cumulative voting. Accordingly, Rudolph’s stockholders do not have cumulative voting rights in connection with the election of directors.

Classification of Board of Directors	August Technology’s bylaws classify August Technology’s board of directors into three separate classes,	Rudolph’s certificate of incorporation classifies its board of directors into three separate classes, each with a staggered

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
	consisting as nearly equal in number as may be practicable of 1/3 of the total number of directors constituting the entire board of directors, with staggered three-year terms. This classification of August Technology’s board of directors can make it difficult for a potential acquirer of August Technology common stock to obtain control of August Technology’s board of directors.	three year term. Rudolph’s bylaws provide that these classes shall consist of three, three and two directors, respectively (and three, four and three following completion of the merger). Rudolph’s classified board of directors may make it difficult for a potential acquirer of Rudolph common stock to obtain control of Rudolph’s board of directors.

Removal of Directors	August Technology’s articles of incorporation and bylaws provide for the removal of directors only by (i) the affirmative vote of the holders of 75% of all shares of stock of the corporation entitled to vote on all matters that may come before each meeting of shareholders; or (ii) for cause by vote of a majority of the entire board of directors.	Rudolph’s certificate of incorporation provides for the removal of directors only for cause, and by the affirmative vote of the holders of at least 66 2/3% of all shares of stock of Rudolph entitled to vote on all matters that may come before each meeting of Rudolph’s stockholders, but only if notice of such action was properly given prior to the meeting.

Filling Vacancies on the Board of Directors	August Technology’s bylaws state that vacancies may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum; vacancies resulting from a newly-created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. Under Minnesota law, vacancies created by the removal of a director by the shareholders may be filled by the shareholders.	Rudolph’s bylaws state that vacancies may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum; vacancies resulting from a newly-created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase in the number of directors.

Special Meetings of Shareholders/Stockholders	August Technology’s bylaws provide that a special meeting of shareholders may be convened at any time by the chairman of the board of directors, the chief executive officer, the chief financial officer, two or more directors, or a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote who shall demand such special meeting by giving written notice of demand to the chief executive officer or the chief financial officer specifying the purposes of the meeting.	Rudolph’s bylaws provide that a special meeting of stockholders may be called at any time by the board of directors, the chairman of the board of directors, the chief executive officer or the president. Any request for a special meeting called by any person or persons other than the board of directors must be in writing, specifying the time of the meeting and the general nature of the business proposed to be transacted at the meeting, and must be delivered personally, sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president or the secretary of the corporation. No business may be transacted at the special meeting otherwise than specified in the notice.

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
Advance Notice Provisions for Meetings of Shareholders/Stockholders	August Technology’s bylaws provide that written notice of a special meeting of the shareholders specifying the place, date and hour of the meeting must be given to each shareholder entitled to vote not less than 10 nor more than 60 days before the date of the meeting; provided, however, that notice of a meeting at which there is to be considered a proposal (i) to dispose of all, or substantially all, of the property and assets of the corporation; or (ii) to dissolve the corporation, shall be given to all shareholders of record, whether or not entitled to vote; and provided further, that notice of a meeting at which there is to be considered a proposal to adopt a plan of merger or exchange shall be given to all shareholders of record, whether or not entitled to vote, at least 14 days prior thereto. Notice of any special meeting shall state the purpose of the proposed meeting. The business transacted at all special meetings shall be confined to the purposes stated in the notice.	Rudolph’s bylaws provide that written notice of a special meeting of its stockholders specifying the place, date and hour of the meeting must be given to each stockholder entitled to vote not less than 10 nor more than 60 days before the date of the meeting.

Action by Written Consent of the Shareholders/Stockholders	August Technology’s bylaws allow for any action that may be taken at any annual or special meeting of shareholders to be taken without a meeting if authorized by a writing signed by all of the holders of shares who would be entitled to vote on such action.	Rudolph’s certificate of incorporation and bylaws do not allow action to be taken by written consent of Rudolph’s stockholders.

Proxies	August Technology’s bylaws allow for every shareholder having the right to vote to be entitled to vote by proxy duly appointed by an instrument in writing subscribed by such shareholder.	Rudolph’s bylaws enable each of its stockholders entitled to vote at a meeting of stockholders to authorize another person or persons to act for such stockholder by written proxy filed in accordance with the procedure established for the meeting. No proxy, however, may be voted or acted upon after three years from its date, unless the proxy specifies a longer period.

Charter Amendment	August Technology’s articles of incorporation provide that after the issuance of shares by the corporation, any provision contained in the articles	Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires (i)

August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)

may be amended, altered, changed or

repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares present and entitled to vote at a duly held meeting or such greater percentage as may be otherwise prescribed by the laws of the State of Minnesota. Under Minnesota law, before the shareholders may vote on an amendment to the articles of incorporation, either a resolution to amend the articles must have been approved by the affirmative vote of the majority of the directors present at the meeting where such resolution was considered or the amendment must have been proposed by shareholders holding 3% or more of the voting power of the shares entitled to vote. Amending the articles of incorporation requires the affirmative vote of the holders of the majority of the voting power present and entitled to vote at the meeting (and of each class, if entitled to vote as a class), unless the articles of incorporation require a larger proportion. Minnesota law provides that a proposed amendment may be voted upon by the holders of a class or series even if the articles of incorporation would deny that right, if among other things, (i) the proposed amendment would increase or decrease the aggregate number of authorized shares of the class or series; (ii) change the rights or preferences of the class or series; (iii) create a new class or series of shares having rights and preferences prior and superior to the shares of that class or series; or (iv) limit or deny any existing preemptive right of the shares of the class or series. In addition to the above, amending the articles of incorporation to opt out of the Minnesota control share acquisition statute (described below) requires the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, including all shares held by the acquiring person, the approval and recommendation of

the board of directors, (ii) the affirmative vote of at least a majority of the outstanding stock entitled to vote on the amendment and (iii) the affirmative vote of at least a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Rudolph’s certificate of incorporation further requires the affirmative vote of the holders of at least 66 2/3% of the shares of Rudolph’s capital stock issued and outstanding and entitled to vote in order to amend, repeal or modify a provision of its certificate of incorporation concerning the (i) number of members, classification and election and removal of Rudolph’s board of directors, (ii) authorization of the board of directors to amend, repeal or alter Rudolph’s bylaws, (iii) requirement that all stockholder actions be taken at an annual or special meeting and prohibition on stockholder action by written consent and (iv) the 66 2/3% approval requirement for amendments to the (a) provisions set forth in (i)-(iii) above and (b) following bylaw provisions: (1) calling of special meetings of stockholders, (2) advance notice of stockholder nominees for the board of directors and stockholder business, (3) voting by stockholders, (4) stockholder action by written consent or (5) the number of members of the board of directors.

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
and the affirmative vote of holders of a majority of the voting power of all shares entitled to vote, excluding the shares held by the acquiring person. A proposed amendment to cause the control share acquisition statute to be inapplicable, however, may be approved by a committee of the board of directors comprised solely of directors who (i) are, nor have been during the past five years, neither officers nor employees; (ii) are neither “acquiring persons” nor affiliates or associates of an “acquiring person;” (iii) were not nominated for election as directors by an “acquiring person” or an affiliate or associates of an “acquiring person;” and (iv) were directors at the time an acquiring person became an “acquiring person” or were nominated, elected, or recommended for election as directors by a majority of those directors.

Amendment of Bylaws	Under Minnesota law, and according to August Technology’s bylaws, the power to adopt, amend, add to or repeal the bylaws is vested in the board of directors. Minnesota law provides that the authority in the board of directors is subject to the power of the shareholders to change or repeal such bylaws by a majority vote of the shareholders at a meeting of the shareholders called for such purpose, and the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. Under Minnesota law, a shareholder or shareholders holding 3% or more of the voting power of all shares entitled to vote may propose a resolution to amend or repeal bylaws adopted, amended or repealed by the board of directors, in which event such resolutions must be brought before the

Rudolph’s certificate of incorporation authorizes its board of directors to adopt, amend or repeal the bylaws. The certificate of incorporation further authorizes, by the affirmative vote of the holders of at least 66 2/3% of the shares of capital stock of Rudolph issued and outstanding and entitled to vote, the amendment, repeal or modification of the provisions of the bylaws concerning (a) calling of special meetings of stockholders, (b) advance notice of stockholder nominees for the board of directors and stockholder business, (c) voting by stockholders, (d) stockholder action by written consent or (e) the number of members of the board directors.

Rudolph’s bylaws authorize stockholders entitled to vote to adopt, amend or repeal the bylaws, subject to the provisions of Rudolph’s certificate of incorporation described above.

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
shareholders for their consideration pursuant to the procedures for amending the articles of incorporation.

Dividends and Repurchases of Shares	Under Minnesota law, the board of directors of a corporation may, subject to any restrictions contained in its articles of incorporation, bylaws or by agreement, declare and pay dividends upon the shares of its capital stock only if (i) the board of directors determines that the corporation will be able to pay its debts in the ordinary course of business after making the distribution and the board of directors does not know before the distribution is made that the determination was or has become erroneous; and (ii) the payment of the dividend does not reduce the remaining net assets of the corporation below the aggregate preferential amount payable in the event of liquidation to the holders of shares having preferential rights. Minnesota law generally provides that a corporation may acquire its own shares, with the payment for such shares being subject to the same restrictions as dividend payments.	Under Delaware law, the board of directors of a corporation may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. However, if the capital of the corporation is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distributions of the corporation’s assets, then the corporation’s board of directors may not declare and pay dividends out of net profits. Delaware law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

Dissenters’/Appraisal Rights	Under Minnesota law, a shareholder of a Minnesota corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, certain corporate actions, including, among other things, a merger. Under Minnesota law, however, dissenters’ rights are not available to holders of shares that are listed on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market when such shares are exchanged only for shares of another corporation that are listed on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market, unless the shareholders are required to accept anything other than cash or any other proprietary interest for their shares.	Under Delaware law, stockholders of a corporation that is a constituent corporation in a merger generally have the right to demand and receive payment of the fair value of their stock in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares: (i) listed on a national securities exchange, (ii) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc. or (iii) held of record by more than 2,000 stockholders, unless holders are required to accept in the merger anything other than any combination of: (a) shares of stock or depositary receipts of the surviving corporation in the merger; (b) shares of stock or

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)

depositary receipts of another corporation that, at the effective date of the merger, will be either: (1) listed on a national securities exchange, (2) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc. or (3) held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares of the stock or depositary receipts received or (d) any combination thereof.

In addition, under Delaware law appraisal rights are not available to the holders of shares of the surviving corporation in the merger, if the stockholders of that corporation are not required to approve the merger.

Liability and Indemnity	August Technology’s articles of incorporation eliminate, to the fullest extent permitted by Chapter 302A, Minnesota Statutes, the personal liability of directors to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director. August Technology’s bylaws are silent as to indemnification of directors or others. Minnesota law, however, generally provides for mandatory indemnification by a corporation of a person who is made or threatened to be made a party to a proceeding by reason of his or her former or present official capacity with the corporation against judgments, penalties, fines, taxes assessed against the person, settlements and reasonable expenses, including attorneys’ fees and disbursements. Indemnification is available provided the person has not been indemnified by another organization or employee benefit plan for the same action, acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a	Article VII of Rudolph’s Restated Certificate of Incorporation eliminates the liability of a director of Rudolph to Rudolph or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Under Delaware law, a corporation may indemnify any director, officer, employee or agent made or threatened to be made a party to any threatened, pending or completed proceeding if the person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Rudolph’s certificate of incorporation and bylaws contain provisions that require it to indemnify its directors, officers, employees and agents to the full extent permitted by Delaware law. Rudolph’s bylaws also provide that it will advance expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding, and may advance the expenses incurred by any employee

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
	criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in advance of the final disposition of the proceeding.	or agent of the corporation, in each case subject to Rudolph’s receipt of an undertaking by or on behalf of the indemnified party to repay any amounts advanced if it is ultimately determined that the indemnified party is not entitled to indemnification.

Indemnity Insurance	August Technology’s bylaws are silent on the purchase of indemnity insurance. Nevertheless, August Technology has purchased directors’ and officers’ insurance.	Rudolph’s bylaws authorize the purchase of indemnity insurance for the benefit of any person required or permitted to be indemnified pursuant to Rudolph’s bylaws.

Preemptive Rights	Under Minnesota law, all shareholders are entitled to preemptive rights unless the articles of incorporation specifically deny or limit preemptive rights. August Technology’s articles of incorporation specify that the shareholders shall have no preemptive rights to subscribe for, purchase or acquire any shares of the corporation of any class.	Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock, or any security convertible into stock, unless these rights are specifically granted in the certificate of incorporation. Rudolph’s certificate of incorporation does not provide for preemptive rights.

Certain Business Combination Restrictions

August Technology is subject to the Minnesota control share acquisition statute. The control share acquisition statute establishes various disclosure and shareholder approval requirements to be met by individuals or entities attempting a takeover. The control share acquisition statute applies to an “issuing public corporation.” An “issuing public corporation” is a corporation that is incorporated under Minnesota law and that has at least 50 shareholders. August Technology is subject to this statute.

The control share acquisition statute requires disinterested shareholder approval as well as shareholder approval taking into account the shares held by the acquiring person for any acquisition of shares of an issuing public corporation which results in the

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, for three years after the person or entity becomes an “interested stockholder,” unless (i) prior to the time that the stockholder became an “interested stockholder,” the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder,” (ii) after completion of the transaction in which the stockholder became an “interested stockholder,” the “interested stockholder” holds at least 85% of the

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)

acquiring person owning more than 20% of the outstanding shares of such corporation.

Acquiring persons who exceed this threshold without shareholder approval lose their voting rights and are subject to redemption privileges of the corporation. In general, these shares regain their voting rights if the acquiring person discloses certain information to the corporation and voting rights are granted by the shareholders at a regular or special meeting. The control share acquisition statute applies unless the issuing public corporation opts out of the statute in its articles of incorporation or bylaws. Neither the articles of incorporation nor the bylaws of August Technology contain such an opt-out provision.

voting stock of the corporation (excluding voting stock held by directors who are also officers and granted under certain employee benefit plans), or (iii) after the stockholder becomes an “interested stockholder,” the business combination is approved by the board of directors and the holders of at least 66.67% of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation not to be governed by Section 203. Rudolph’s certificate of incorporation, however, does not contain such an opt-out provision.

Furthermore, Minnesota law generally states that an issuing public corporation may not engage in business combinations with any person that acquires beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became a 10% shareholder unless, prior to that share acquisition date, a committee of the corporation’s disinterested directors approves either the business combination or the acquisition of shares. Minnesota law permits a corporation to opt-out of this statute, too, by electing to do so in its articles of incorporation or bylaws. Neither the articles of incorporation nor the bylaws of August Technology contain this opt-out provision.

Rights Plans

Upon the acquisition of 10% or more of August Technology common stock, subject to certain exceptions, each holder of August Technology common stock then outstanding will be entitled to one preferred share purchase right, which will entitle the holder to purchase the number of common shares of August Technology having a market

Upon the acquisition of 15% or more of Rudolph common stock, subject to certain exceptions, each holder of Rudolph common stock then outstanding will be entitled to one preferred share purchase right which, will entitle such holder to purchase that number of common shares of Rudolph having a market value of two times the

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
	value two times the then current purchase price of the preferred share purchase right. August Technology’s shareholders’ rights plan may make it more difficult, absent the approval of August Technology’s board of directors, for a potential acquiror of August Technology to obtain a majority of the outstanding shares of August Technology common stock.	then current purchase price (presently $120) of the preferred share purchase right. Rudolph’s shareholders’ rights plan may make it more difficult, absent the approval of Rudolph’s board of directors, for a potential acquirer of Rudolph to obtain a majority of the outstanding shares Rudolph common stock. For more information on Rudolph’s shareholders’ rights plan, see “Description of Rudolph Capital Stock and Preferred Share Purchase Rights—Preferred Share Purchase Rights.”

Other Anti-Takeover Provisions	Minnesota law includes three special provisions relating to takeovers that are not contemplated by Delaware law. Minnesota law contains a provision prohibiting a publicly held corporation from entering into or amending agreements that increase current or future compensation of any officer or director during any merger or request or invitation for tenders. Minnesota law also prohibits a publicly held corporation from purchasing or agreeing to purchase any shares from a person who beneficially owns more than 5% of the voting power of the corporation at a purchase price that would exceed the market value of those shares if the shares had been beneficially owned by that person for less than two years. However, a purchase will not violate the statute if it is approved at a meeting of the shareholders by a majority of the voting power of all shares entitled to vote or if the corporation’s offer is of at least equal value per share and is made to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. Minnesota law also authorizes the board of directors, in considering the best interests of the corporation in a proposed acquisition of an interest in the corporation, among other things, to consider the interests of	Delaware law does not contain analogous provisions to those contemplated by Minnesota law.

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
the corporation’s employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

Vote on Extraordinary Corporate Transactions	Minnesota law requires the approval of a majority of the voting power of all shares entitled to vote on a proposed plan of merger or share exchange unless any class or series of shares is entitled to vote as a class on the plan. However, the vote of the shareholders of the surviving corporation on a plan of merger is not required if: (i) the articles of incorporation of the surviving corporation will not be amended in the transaction; (ii) each holder of shares of the surviving corporation that were outstanding immediately before the effective date of the merger will hold the same number of shares with identical rights immediately after the merger; (iii) the voting power of the outstanding shares of the corporation entitled to vote immediately after the merger, plus the voting power of the shares of the corporation entitled to vote and issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20% the voting power of the outstanding shares of the corporation entitled to vote immediately before the transaction; and (iv) the number of participating shares of the corporation immediately after the merger, plus the number of participating shares of the corporation issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20% the number of participating shares of the surviving corporation outstanding	Under Delaware law, unless otherwise provided in the certificate of incorporation, a sale or other disposition of all or substantially all of the corporation’s assets or a merger or a consolidation of the corporation with another corporation requires the affirmative vote of at least a majority of the members of the corporation’s board of directors (except in certain limited circumstances) and, with certain exceptions, the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote at a meeting of the corporation’s stockholders held to vote on the matter. Rudolph’s certificate of incorporation does not contain voting requirements for extraordinary corporate transactions in addition to, or different from, the approvals required under Delaware law.

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
immediately before the merger. The articles of incorporation of any corporation may supersede the majority vote requirement by specifying a greater vote requirement. The August Technology articles of incorporation do not require a greater vote.

Fiduciary Duties of Directors	Under Minnesota law, a director must discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.	Under Delaware law, directors have a (i) duty of loyalty, which requires a director to act in good faith, not out of self-interest and in a manner that the director reasonably believes to be in the best interests of the corporation and (ii) duty of care, which requires that a director act in an informed and deliberative manner and inform himself or herself, prior to making a business decision, of all material information reasonably available to him or her.

Interested Party Transactions	Generally, under Minnesota law, a contract or other transaction between a corporation and one or more of its directors, or between a corporation and an organization in or of which one or more of its directors are directors, officers, or legal representatives or have a material financial interest, is not void or voidable because the director or directors or the other organizations are parties or because the director or directors are present at the meeting of the shareholders or the board of directors or a committee at which the contract or transaction is authorized, approved, or ratified, if: (i) the contract or transaction was, and the person asserting the validity of the contract or transaction sustains the burden of establishing that the contract or transaction was, fair and reasonable as to the corporation at the time it was authorized, approved, or ratified; (ii) the material facts as to the contract or transaction and as to the director’s or directors’ interest are fully disclosed or known to the holders of all outstanding shares, whether or not entitled to vote, and the contract or transaction is approved in good faith by (a) the	Under Delaware law, no contract or transaction entered into between (i) a corporation, on the one hand, and one or more of its directors or officers, on the other hand, (ii) a corporation on the one hand, and another corporation in which one or more of the corporation’s directors or officers are directors or officers, on the other hand, or (iii) a corporation on the one hand, and another corporation in which one or more of the corporation’s directors or officers has a financial interest on the other hand, is void or voidable solely because of such relationship or interest, because the director or officer is present at or participates in the meeting of the board of directors or committee that authorizes the contract or transaction or because the director’s or officer’s vote was counted for this purpose, so long as: (x) the material facts related to the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the board of directors or committee, as the case may be, and the board of directors or committee, as the case may be, in good faith authorizes the contract or

August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)

holders of 2/3 of the voting power of the shares entitled to vote which are owned by persons other than the interested director or directors, or (b) the unanimous affirmative vote of the holders of all outstanding shares, whether or not entitled to vote; or (iii) the material facts as to the contract or transaction and as to the director’s or directors’ interest are fully disclosed or known to the board of directors or a committee, and the board of directors or committee authorizes, approves, or ratifies the contract or transaction in good faith by a majority of the board of directors or committee, but the interested director or directors shall not be counted in determining the presence of a quorum and shall not vote.

Furthermore, (i) a resolution fixing the compensation of a director or fixing the compensation of another director as a director, officer, employee, or agent of the corporation, is not void or voidable or considered to be a contract or other transaction between a corporation and one or more of its directors even though the director receiving the compensation fixed by the resolution is present and voting at the meeting of the board of directors or a committee at which the resolution is authorized, approved, or ratified or even though other directors voting upon the resolution are also receiving compensation from the corporation; and (ii) a director has a material financial interest in each organization in which the director, or the spouse, parents, children and spouses of children, brothers and sisters and spouses of brothers and sisters, and the brothers and sisters of the spouse of the director, or any combination of them have a material financial interest. A contract or other transaction between a corporation and the spouse, parents, children and spouses of children, brothers and sisters, spouses of brothers and sisters, and the brothers and sisters transaction by an affirmative vote of the majority of the disinterested directors (even though these directors are less than a quorum), (y) the material facts related to the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the stockholders entitled to vote on the matter and they specifically approve in good faith the contract or transaction or (z) the contract or transaction is fair to the corporation as of the time it was authorized, approved or ratified.

	August Technology (Minnesota Corporation)	Rudolph (Delaware Corporation)
of the spouse of a director, or any combination of them, is considered to be a transaction between the corporation and the director.

Shareholder/Stockholder Suits	Under Minnesota law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation has failed to enforce a right which may properly be asserted by it. The complaint must allege that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s share thereafter devolved on the plaintiff by operation of law. The complaint must also allege with particularity the efforts, if any, made by the plaintiff to obtain the desired action from the board of directors of the corporation and, if necessary, from the other shareholders, and the reasons for the plaintiff’s failure to obtain the action or for not making the effort. The derivative action may not be maintained if it appears that the plaintiff does not fairly and adequately represent the interest of the shareholders or members similarly situated in enforcing the right of the corporation or association. Minnesota law also provides that a shareholder may initiate a direct action against a corporation when the shareholder asserts injuries that are separate and distinct from the injuries sustained by any other shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of the corporation if the corporation wrongfully fails to enforce the right itself. An individual may also commence a class action suit on behalf of himself or herself and any other similarly-situated stockholders to enforce an obligation owed to the stockholders directly, where the requirements for maintaining a class action under Delaware law have been met. Any complaint must: (i) state that the plaintiff was a stockholder of the corporation at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law and (ii) with respect to a derivative action, allege with particularity (a) the efforts made by the plaintiff to obtain the action the plaintiff desires from the corporation’s board of directors or (b) that such effort would have been futile.

Additionally, the plaintiff must remain a stockholder through the duration of the suit.

Inspection of Books and Records	Under Minnesota law, a shareholder, beneficial owner or a holder of voting trust certificate of a publicly held corporation has (i) the right, upon written demand identifying a proper purpose, to examine and copy the share register and other records of the corporation related to that proper purpose; and (ii) the right to inspect, after written demand, certain other enumerated records of the corporation. A proper purpose is one reasonably related to the person’s interest as a shareholder, beneficial owner or holder of a voting trust certificate of the corporation.	Under Delaware law, any stockholder is entitled to inspect and copy books and records, including the corporation’s stock ledger and a list of its stockholders, as long as the inspection is for a proper purpose and during the usual hours of business.

RUDOLPH PROPOSAL NO. 2

APPROVAL OF THE AUGUST TECHNOLOGY CORPORATION 1997 STOCK INCENTIVE PLAN

General

In connection with the merger, Rudolph has agreed to assume all outstanding options granted under the August Stock Plan and to assume the August Stock Plan. In accordance with the requirements of Nasdaq, Rudolph is able to continue making grants to August Technology employees under the August Stock Plan following the completion of the merger, without obtaining stockholder approval. However, in order for Rudolph to make grants of incentive stock options (within the meaning of Section 422 of the Code), or to make grants to Rudolph’s employees under the August Stock Plan following completion of the merger, then the approval of the August Stock Plan by Rudolph’s stockholders is required. In order to provide Rudolph with the greatest flexibility in making option grants to its employees, including employees of August Technology following the completion of the merger, Rudolph’s board of directors is requesting that the Rudolph stockholders approve the August Stock Plan. An affirmative vote of the holders of the majority of Rudolph common stock present, or represented, and entitled to vote thereon at the Special Meeting of Stockholders is required. If stockholder approval of the August Stock Plan is not obtained, Rudolph may continue to grant awards under the August Stock Plan to employees of August Technology after the completion of the merger, however, such awards will not include incentive stock options.

The August Stock Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, restricted stock, stock appreciation rights and performance shares to employees, consultants and non-employee directors. As of November 30, 2005, 1,508,579 shares of August Technology common stock were issuable upon exercise of outstanding options granted under the August Stock Plan and 978,559 shares of August Technology common stock remained eligible for issuance under the August Stock Plan, which upon completion of the merger will convert into 746,151 shares of Rudolph common stock based on the exchange ratio. A summary of the principal terms and provisions of the August Stock Plan is set forth below. The summary is qualified by reference to the full text of the August Stock Plan, which is attached as Annex G to this Proxy Statement.

Administration

Following the Merger, the August Stock Plan will be administered by the Compensation Committee of the Board. The Compensation Committee will include at least two directors, each of whom qualifies as a non-employee director pursuant to Rule 16(b) of the Exchange Act, and an “outside director” pursuant to Section 162(m) of the Code.

The Compensation Committee will have the exclusive authority to administer the August Stock Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards, vesting of awards and form of award agreements. The Compensation Committee also has the ability to amend awards previously granted, provided that the Compensation Committee does not have the authority to reduce the exercise price of any outstanding award without the affirmative vote of a majority of the voting equity entitled to vote.

Eligibility

Persons eligible to participate in the August Stock Plan will include all members of Rudolph’s board of directors, employees, and consultants of Rudolph and August Technology and their subsidiaries, as determined by the Compensation Committee.

Shares and Limitation on Awards

Shares of Rudolph common stock which will be available for issuance under the August Stock Plan may be treasury shares, or authorized but unissued shares. To the extent that an award terminates, expires or lapses for any reason, any shares subject to the award may be used again for new grants under the August Stock Plan. No more than fifty-percent (50%) of the shares reserved for issuance under the August Stock Plan may be issued pursuant to stock appreciation rights, or SARs, restricted stock or performance shares.

Awards

The August Stock Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, SARs, and performance shares. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the August Stock Plan. See “—New Plan Benefits; Previous Grants” for information on prior awards to certain executive officers of August Technology.

Stock options, including incentive stock options, as defined under Section 422 of the Code, and nonqualified stock options may be granted pursuant to the August Stock Plan. The option exercise price of all stock options granted pursuant to the August Stock Plan will not be less than 100% of the fair market value of the underlying common stock on the date of grant. Stock options may be exercised as determined by the compensation committee of Rudolph’s board of directors or the Compensation Committee, but in no event after the tenth anniversary date of the grant. The aggregate fair market value of the shares with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or by tendering previously acquired shares of Rudolph common stock with a fair market value at the time of exercise equal to the exercise price (provided such shares have been held for such period of time as may be required by the Compensation Committee in order to avoid adverse accounting consequences and have a fair market value on the date of delivery equal to the aggregate exercise price of the option or exercised portion thereof).

Restricted stock may be granted pursuant to the August Stock Plan. A restricted stock award is the grant of shares of common stock at a price determined by the Compensation Committee (including zero), that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

An SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of Rudolph common stock on the date of exercise of the SAR over the fair market value of a share of Rudolph common stock on the date of grant of the SAR. SARs may be settled in cash, shares of Rudolph common stock or a combination of shares and cash.

Performance shares give the participant the right to receive or vest in shares based upon satisfaction of performance goals established by the Compensation Committee based on one or more of the following performance criteria: economic value-added, earnings per share, return on assets, total shareholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price or cash flow, return on investment. With regard to a particular performance period, the Compensation Committee has the discretion to select the length of the performance period and the goals that will be used to measure the performance for the period.

Amendment and Termination

Rudolph’s board of directors, may terminate, amend or modify the August Stock Plan at any time. However, stockholder approval will be obtained for any amendment that (a) materially increases the benefits accruing to participants, (b) increases the total number of shares of Rudolph common stock as to which awards may be granted or (c) materially modifies the requirements as to eligibility for participation.

In no event may an award be granted pursuant to the August Stock Plan on or after the tenth anniversary of the date that Rudolph’s stockholders approve the Plan. If Rudolph’s stockholders do not approve the August Stock Plan, no awards may be granted under the August Stock Plan after July 30, 2007, and awards may be granted only to August Technology employees following the completion of the merger.

Federal Income Tax Consequences

With respect to nonqualified stock options, an issuer is generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the company will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one which does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the August Stock Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); performance stock is generally subject to tax at the time of payment or vesting. In each of the foregoing cases, Rudolph will generally have a corresponding deduction at the time the participant recognizes income, subject to Code Section 162(m) with respect to covered employees.

New Plan Benefits; Previous Grants

Awards are subject to the discretion of the Compensation Committee. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the August Stock Plan. The table below indicates the total number of shares underlying options that have been granted to the groups listed below and to executive officers of August Technology under the August Stock Plan, as of November 30, 2005:

Name and Position/Group	Shares of Common Stock Underlying Options Received
Jeff L. O’Dell Chief Executive Officer	7,000

D. Mayson Brooks Vice President, Global Sales and Field Operations	123,827

Lynn J. Davis President and Chief Operating Officer	176,413	*

Stanley D. Piekos Chief Financial Officer	140,207	**

Cory M. Watkins Chief Technology Officer	64,598

Jeffrey T. Nelson Vice President, Manufacturing	46,480

Michael P. Plisinski Vice President, Engineering	91,965

Ardelle R. Johnson Vice President, Strategic Marketing	68,359

Current Executive Officers as a Group (8 persons)	718,849

Current Directors who are not Executive Officers as a Group (4 persons)	139,796

Current and Former Employees who are not Executive Officers as a Group (221 persons)	824,934

*	Includes options to purchase 175,000 shares that were granted outside of the August Stock Plan.

**	Includes options to purchase 4,500 shares which were transferred to family members.

Equity Compensation Plan Information

The table below sets forth information with respect to Rudolph’s equity compensation plans as of December 31, 2004:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,737,719	$22.55	1,585,721
Equity compensation plans not approved by security holders	—	—	—

Total	2,737,719	$22.55	1,585,721

Vote Required

Adoption of the August Stock Plan requires the affirmative vote of the holders of a majority of the outstanding shares of Rudolph’s common stock, present and voting, in person or by proxy, at Rudolph’s special meeting of stockholders.

RUDOLPH’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AUGUST STOCK PLAN.

RUDOLPH PROPOSAL NO. 3

ADJOURNMENT OF THE RUDOLPH SPECIAL MEETING

If Rudolph fails to receive a sufficient number of votes to approve Proposal No. 1, it may propose to adjourn the special meeting, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2. Rudolph currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal Nos. 1 and 2. The adjournment of the Rudolph special meeting for the purpose of soliciting additional proxies would require the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting.

RUDOLPH’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” RUDOLPH PROPOSAL NO. 3.

AUGUST TECHNOLOGY PROPOSAL NO. 2

ADJOURNMENT OF THE AUGUST TECHNOLOGY SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve and adopt of the merger agreement and the merger, the proposal could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. Under Minnesota law, written notice of an adjourned meeting need not be given to shareholders if the date, place and time of the adjourned meeting are announced at the special meeting before adjournment and the new meeting date is not more than 120 days after the original date of the special meeting.

In order to allow proxies that have been received by August Technology at the time of the special meeting to be voted for an adjournment, if necessary, August Technology has submitted the question of adjournment to its shareholders as a separate matter for their consideration.

The affirmative vote of the holders of a majority of the shares of August Technology common stock entitled to vote and represented, in person or by proxy, at the special meeting is required to approve the grant of discretionary authority to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1. Unless otherwise instructed, the proxies will vote “FOR” this Proposal No. 2.

THE AUGUST TECHNOLOGY BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE

“FOR” AUGUST TECHNOLOGY PROPOSAL NO. 2.

STOCKHOLDER/SHAREHOLDER PROPOSALS

Rudolph

Rudolph will hold an annual meeting during 2006, which is tentatively scheduled to be held on May 23, 2006. For any proposal to be considered for inclusion in Rudolph’s proxy statement and form of proxy for submission to Rudolph’s stockholders at its 2006 annual meeting, it must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the corporate secretary, Rudolph Technologies, Inc., One Rudolph Road, PO Box 1000, Flanders, New Jersey 07836, and must have been received no later than December 21, 2005. In addition, Rudolph’s bylaws provide for notice procedures to recommend a person for nomination as a director and to propose business to be considered by stockholders at a meeting not included in Rudolph’s proxy statement. Specifically, notice must be received by Rudolph’s corporate secretary no later than March 6, 2006. The chairman of the annual meeting of Rudolph’s stockholders may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

August Technology

August Technology held its 2005 annual meeting on May 25, 2005. August Technology plans to hold an annual meeting in 2006 only if the merger is not completed. Proposals of August Technology’s shareholders submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the 2006 annual meeting of shareholders must have been received by August Technology at its principal executive offices no later than December 29, 2005 in order to be considered for inclusion in August Technology’s proxy materials for that meeting. In addition, August Technology’s bylaws provide that a shareholder who desires to nominate a person for election to the board of directors at the 2006 annual meeting must have given written notice to August Technology on or before December 29, 2005. Any such nomination must have provided the information required by August Technology’s bylaws and comply with any applicable laws and regulations. If a shareholder proposal intended to be presented at the 2006 annual meeting but not included in the proxy materials was or is received by August Technology after April 16, 2006, then management named in August Technology’s proxy for the 2006 annual meeting will have discretionary authority to vote shares represented by such proxies on the shareholder proposal, if presented at the annual meeting.

August Technology’s bylaws limit the business that may be transacted at a special meeting of shareholders to matters relating to the purposes of the special meeting stated in the notice of the meeting. Accordingly, August Technology’s shareholders may not submit other proposals for consideration at the special meeting.

All submissions should be made to the corporate secretary at August Technology’s principal offices at 4900 West 78th Street, Bloomington, Minnesota 55435.

LEGAL MATTERS

The validity of the Rudolph common stock to be issued in the merger will be passed upon for Rudolph by Latham & Watkins LLP. Certain tax consequences of the merger will be passed upon for Rudolph by Latham & Watkins LLP and for August Technology by Fredrikson & Byron, P.A.

EXPERTS

The consolidated financial statements and schedule of Rudolph Technologies, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of August Technology Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG’s report on August Technology’s financial statements dated March 7, 2005, except as to Note 2 to the consolidated financial statements, which is as of November 8, 2005, contains an explanatory paragraph that the accompanying consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity, and cash flow for each of the years in the three-year period ended December 31, 2004 have been restated.

KPMG’s report on August Technology’s Internal Control over Financial Reporting expresses their opinion that August Technology Corporation did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management has identified and included in its revised assessment the following material weakness as of December 31, 2004: August Technology Corporation did not have effective policies and procedures, or personnel with sufficient technical knowledge of revenue recognition principles, to ensure that multi-element arrangements and related software revenue components were accounted for in accordance with generally accepted accounting principles. Specifically, August Technology Corporation’s policies and procedures did not provide for sufficient identification of contract terms, or concurrent transactions, that impact the timing of revenue recognition.

WHERE YOU CAN FIND MORE INFORMATION

Rudolph and August Technology file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information filed by either Rudolph or August Technology at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC filings of Rudolph and August Technology are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

Rudolph has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, in order to register the Rudolph common stock to be issued to August Technology’s shareholders in connection with the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Rudolph, Rudolph common stock and August Technology.

As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Rather, the SEC allows Rudolph and August Technology to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Rudolph and August Technology can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Rudolph and August Technology have previously filed with the SEC, which contain important information about Rudolph and August Technology and their respective businesses and financial condition.

Rudolph

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 10, 2005;

•	Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on June 21, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 8, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 9, 2005;

•	Current Reports on Form 8-K filed with the SEC on April 4, 2005, April 15, 2005, May 4, 2005, June 21, 2005, June 28, 2005 (two), June 30, 2005, July 13, 2005, July 14, 2005, August 1, 2005, September 29, 2005, November 7, 2005, November 10, 2005 and December 9, 2005;

•	the description of Rudolph’s preferred stock purchase rights included in its Registration Statement on Form 8-A, filed with the SEC on June 28, 2005;

•	the description of Rudolph’s securities to be offered to employees in employee benefits plans included in its Registration Statement on Form S-8, filed with the SEC on November 17, 2005; and

•	the description of Rudolph common stock contained in its Registration Statement on Form 8-A, filed with the SEC on November 5, 1999, and any amendment or report filed with the SEC for the purpose of updating the description.

August Technology

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed with the SEC on November 10, 2005;

•	Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005, filed with the SEC on November 9, 2005;

•	Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005, filed with the SEC on November 9, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 9, 2005;

•	Current reports on Form 8-K filed with the SEC on January 21, 2005 (and amended on January 24, 2005), January 31, 2005, February 7, 2005, February 8, 2005, February 11, 2005, February 16, 2005, February 18, 2005, March 16, 2005, April 1, 2005, April 4, 2005, April 28, 2005, June 28, 2005 (two), June 29, 2005 (two), June 30, 2005 (two), July 8, 2005, July 14, 2005, July 27, 2005, September 1, 2005, September 29, 2005 (as amended on October 6, 2005), November 10, 2005 and December 9, 2005; and

•	the description of the common stock of August Technology contained in its registration statement on Form 8-A filed with the SEC on May 16, 2000 and any amendment or report filed with the SEC for the purpose of updating the description.

In addition, Rudolph and August Technology also hereby incorporate by reference additional documents that either of them may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the date of Rudolph’s and August Technology’s respective special meetings. These documents include periodic reports, such as Annual Reports on Form 10-K,

Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (excluding any information furnished pursuant to Item 7.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD or Regulation G under the Exchange Act), as well as proxy statements.

Rudolph and August Technology also incorporate by reference the:

•	Agreement and Plan of Merger attached to this joint proxy statement/prospectus as Annex A.

•	the Form of Company Voting Agreement attached to this joint proxy statement/prospectus as Annex B;

•	the Form of Parent Voting Agreement attached to this joint proxy statement/prospectus as Annex C;

Rudolph has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Rudolph and August Technology has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to August Technology.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus through Rudolph or August Technology, as the case may be, or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Rudolph and August Technology without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. Rudolph’s stockholders and August Technology shareholders may request a copy of such documents by contacting:

Rudolph Technologies, Inc. One Rudolph Road PO Box 1000 Flanders, New Jersey 07836 Attn: Investor Relations	August Technology Corporation 4900 West 78th Street Bloomington, Minnesota 55435 Attn: Investor Relations

In addition, you may obtain copies of the information relating to Rudolph, without charge, by calling The Proxy Advisory Group of Strategic Stock Surveillance, LLC at (866) 657-8728 or (212) 850-8150.

You may obtain copies of the information relating to August Technology, without charge, by calling The Proxy Advisory Group of Strategic Stock Surveillance, LLC at (866) 657-8728 or (212) 850-8150.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE RUDOLPH AND AUGUST TECHNOLOGY SPECIAL MEETINGS, RUDOLPH OR AUGUST TECHNOLOGY, AS APPLICABLE, SHOULD RECEIVE YOUR REQUEST NO LATER THAN             , 2006.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. Accordingly, if you receive any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/ prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

RUDOLPH TECHNOLOGIES, INC.,

NS MERGER SUB, INC.,

and

AUGUST TECHNOLOGY CORPORATION

Dated as of June 27, 2005

AS AMENDED BY AMENDMENT NO. 1

Dated as of December 8, 2005

Explanatory Note:	This document is a composite version of the original Agreement and Plan of Merger, dated as of June 27, 2005, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 8, 2005. The Agreement and Plan of Merger has not been restated to collectively reflect the amendments above and this composite version has been provided for information purposes only.

i

(Continued)

(Continued)

DEFINED TERMS

Page
1996 Parent Plan	35
1999 Parent Plan	35
Acquisition Proposal	80
Acquisition Transaction	80
Affiliate	81
Agreement	1
Amendment Agreements	81
Antitrust Law	81
Articles of Merger	2
Assumed Option	67
Beneficial Owner	81
Blue Sky	36
Business Day	81
Cash Amount	8
Cash Election	4
Cash Election Cap	4
Cash Fraction	5
Certificate	4
Change of Recommendation	61
Closing	3
Closing Date	3
Code	1
Company	1
Company 401(k) Plan	67
Company Affiliate	69
Company Affiliates	69
Company Balance Sheet	16
Company Board	13
Company Bylaws	11
Company Charter	11
Company Common Stock	3
Company Designated Director	71
Company Designated Directors	71
Company Disclosure Schedule	11
Company Employee Plan	21
Company Employee Plans	21
Company Employees	67
Company Environmental Claims	29
Company ESPP	12
Company Form 10-K	18
Company Form 10-Q	16
Company Material Adverse Effect	81

DEFINED TERMS

(Continued)

Page
Company Material Contracts	19
Company Permits	15
Company Proprietary Product	30
Company Real Property	26
Company Real Property Leases	26
Company Registered Intellectual Property	29
Company Rights	12
Company Rights Plan	12
Company SEC Reports	16
Company Shareholder Voting Agreement	1
Company Shareholder Voting Agreements	1
Company Special Meeting	14
Company Stock Option	12
Company Stock Options	12
Company Stock Plans	12
Company Termination Fee	76
Company Voting Proposal	14
Confidentiality Agreement	60
Control	81
Conversion of Capital Stock	3
D&O Policy	68
Dissenting Shares	10
Effective Time	2
Election	4
Election Deadline	7
Election Form	4
Employee Benefit Plan	82
Environmental Laws	28
ERISA	82
ERISA Affiliate	82
Exchange Act	13
Exchange Agent	8
Exchange Fund	8
Existing Parent Directors	71
Expenses	82
GAAP	16
Governmental Entity	15
HSR Act	15
Indemnified Parties	68
Indemnified Party	68
Intellectual Property	82
Joint Proxy Statement/Prospectus	62
Law	83

v

DEFINED TERMS

(Continued)

Page
Liens	13
Materials of Environmental Concern	28
Maximum Annual Premium	69
MBCA	1
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub Bylaws	3
Merger Sub Charter	2
Merger Sub Charter Documents	34
Mutually-Selected Director	71
Nanometrics	1
Nanometrics Merger Agreement	1
Nanometrics Voting Agreements	2
Non-Election	4
Non-Election Fraction	6
Outside Date	74
Parent	1
Parent Audit Committee	40
Parent Balance Sheet	39
Parent Board	36
Parent Bylaws	34
Parent Charter	34
Parent Common Stock	3
Parent Disclosure Schedule	34
Parent Employee Plans	43
Parent Environmental Claims	50
Parent ESPP	35
Parent Form 10-K	40
Parent Form 10-Q	39
Parent Material Adverse Effect	83
Parent Material Contracts	42
Parent Permits	38
Parent Proprietary Product	52
Parent Real Property	48
Parent Real Property Leases	48
Parent Registered Intellectual Property	51
Parent Rights	4
Parent Rights Plan	4
Parent SEC Reports	38
Parent Special Meeting	37
Parent Stock Options	35
Parent Stock Plans	35

DEFINED TERMS

(Continued)

Page
Parent Stockholder Voting Agreement	1
Parent Stockholder Voting Agreements	1
Parent Sub Documents	35
Parent Voting Proposal	36
Per Share Cash Amount	4
Per Share Stock Amount	3
Person	83
Piper Jaffray	53
Qualified Plan	22
Registered Intellectual Property	83
Registration Statement	37
Regulation M-A Filing	63
Regulatory Conditions	74
Representative	5
Requisite Company Shareholder Approval	14
Requisite Parent Stockholder Approval	37
Sarbanes-Oxley Act	17
SEC	15
Securities Act	16
Special Meetings	37
Stock Election Cap	4
Stock Fraction	6
Subsidiary	83
Subsidiary Documents	11
Superior Proposal	84
Surviving Corporation	2
Takeover Statute	32
Tax	84
Tax Returns	84
Taxes	84
The Merger	2
Triggering Event	75
WARN Act	25

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is entered into as of June 27, 2005 (this “Agreement”) by and among Rudolph Technologies, Inc., a Delaware corporation (“Parent”), NS Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and August Technology Corporation, a Minnesota corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved, and deemed it to be advisable and in the long-term best interests of their respective stockholders and shareholders, as applicable, to consummate the strategic business combination transaction provided for in this Agreement in which the Company will merge with and into Merger Sub (the “Merger”) in accordance with the terms and conditions of this Agreement and the applicable provisions of the Minnesota Business Corporation Act (“MBCA”);

WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain shareholders of the Company are entering into voting agreements with Parent, in substantially the form attached hereto as Exhibit A (each, a “Company Shareholder Voting Agreement” and collectively, the “Company Shareholder Voting Agreements”), pursuant to which such shareholders have agreed, among other things, to vote their shares of Company Common Stock (as defined below) in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to the Company to enter into this Agreement, certain stockholders of Parent have agreed to enter into voting agreements with the Company, substantially in the form attached hereto as Exhibit B (each, a “Parent Stockholder Voting Agreement” and collectively, the “Parent Stockholder Voting Agreements”), pursuant to which such stockholders have agreed, among other things, to vote their shares of Parent Common Stock (as defined below) in favor of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall be, and is hereby, adopted as a “plan of reorganization” for purposes of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, each of (i) the Agreement and Plan of Merger and Reorganization, dated as of January 21, 2005, by and among Nanometrics Incorporated (“Nanometrics”), Major League Merger Corporation, Minor League Merger Corporation and the Company (the “Nanometrics Merger Agreement”), (ii) the Voting Agreements, each dated as of January 21, 2005, by and among Nanometrics and certain shareholders of the Company and (iii) the Voting Agreements, each dated as of January 21, 2005, by and among the Company and certain shareholders of Nanometrics (the agreements in clauses (ii) and (iii), collectively, the “Nanometrics Voting Agreements”), has been terminated in accordance with its terms.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions of this Agreement and in accordance with the MBCA, at the Effective Time (as defined below), the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation in the Merger as a wholly owned Subsidiary of Parent. Merger Sub, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.2 Effective Time of Merger. On the Closing Date (as defined below), Parent and the Company shall cause the Merger to be consummated by filing duly executed and delivered articles of merger as required by the MBCA with the Secretary of State of the State of Minnesota (the “Articles of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of, the MBCA, and all other filings or recordings required by the MBCA in connection with the Merger (the date and time of such filing, or such later time as is specified in the Articles of Merger, being the “Effective Time”).

Section 1.3 Effects of Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the Articles of Merger and as specified in the MBCA (including Section 302A.641 of the MBCA). Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Articles of Incorporation and Bylaws of Surviving Corporation. At and after the Effective Time, the articles of incorporation of Merger Sub (the “Merger Sub Charter”), as in effect immediately prior to the Effective Time shall, subject to the provisions of Section 6.10, be the articles of incorporation of the Surviving Corporation, until amended in accordance with the MBCA, except that it is the expectation of the parties that immediately following the Effective Time, the name of the Surviving Corporation shall be August Technology Corporation d/b/a the “Inspection Division of Rudolph Technologies, Inc.”

(b) At and after the Effective Time, the bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time shall, subject to the provisions of Section 6.10, be the bylaws of the Surviving Corporation until amended in accordance with the MBCA.

Section 1.5 Board of Directors & Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.

ARTICLE II

THE CLOSING; CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place beginning at 9:00 a.m. New York time, at the offices of Latham & Watkins LLP, 885 Third Avenue, Suite 1000, New York, New York, on a date to be specified by Parent and the Company which shall be no later than the third (3rd) Business Day after satisfaction or waiver of each of the conditions set forth in ARTICLE VII, or on such other date and at such other time and place as Parent and the Company shall agree. The date on which the Closing shall occur is hereinafter referred to as the “Closing Date”.

Section 2.2 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company’s common stock, no par value per share (the “Company Common Stock”):

(a) Each share of Company Common Stock that is owned by Parent or any Subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.2(a) and Section 2.7, each issued and outstanding share of Company Common Stock (other than Dissenting Shares (as defined below)) shall be converted into either (i) the right to receive 0.7625 fully paid and nonassessable shares of Parent’s common stock, par value $0.001 per share (“Parent Common Stock”), which is referred to herein as the “Per Share Stock Amount”, including the associated preferred share purchase rights (the “Parent Rights”) issued pursuant to that certain Rights Plan, dated as of June 27, 2005, between Parent and American Stock Transfer & Trust Company, as Rights Agent (the “Parent Rights Plan”), or (ii) the right to receive $10.50 in cash, without interest (the “Per Share Cash Amount”) or (iii) a combination of shares of Parent Common Stock and cash, each as determined in accordance with Section 2.2(f), Section 2.2(g) and Section 2.2(h). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 2.5(b) (but subject to Section 2.5(i)), the Per Share Stock Amount, the Per Share

Cash Amount or a combination of cash and Parent Common Stock, each in accordance with this Section 2.2. The consideration to be received in the Merger as described in this Section 2.2 is referred to in this Agreement as the “Merger Consideration.”

(c) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged as a share of capital stock of the Surviving Corporation.

(d) The maximum number of shares of Company Common Stock which may be converted into the Per Share Cash Amount shall be equal to 5,714,286, minus the number of Dissenting Shares (the “Cash Election Cap”). The maximum number of shares of Company Common Stock which may be converted into the right to receive the Per Share Stock Amount shall be equal to (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time minus (ii) the number of shares of Company Common Stock cancelled pursuant to Section 2.2(a) minus (iii) 3,542,857 (the “Stock Election Cap”).

(e) Subject to the allocation and election procedures set forth in this Section 2.2, each record holder (or beneficial owner through appropriate and customary documentation and instructions) immediately prior to the Closing Date of shares of Company Common Stock (other than any record holder or beneficial owner of Dissenting Shares) shall be entitled to elect to (i) receive the Per Share Cash Amount for each such share of Company Common Stock (a “Cash Election”), (ii) receive the Per Share Stock Amount for each such share of Company Common Stock (a “Stock Election”) or (iii) indicate that such record holder or beneficial owner, as the case may be, has no preference as to the receipt of cash or Parent Common Stock with respect to such record holder’s or beneficial owner’s, as the case may be, shares of Company Common Stock (a “Non-Election,” and any Cash Election, Stock Election or Non-Election shall be referred to herein as an “Election”). All such Elections shall be made on a form furnished by Parent for that purpose (an “Election Form”) and reasonably satisfactory to the Company. Any Election Form submitted in respect of Dissenting Shares shall be of no force and effect. If more than one Certificate is surrendered for the account of the same record holder or beneficial owner, as the case may be, the number of shares of Parent Common Stock, if any, to be issued to such record holder or beneficial owner, as the case may be, in exchange for such Certificates shall be computed on the basis of the aggregate number of shares of Company Common Stock represented by all of the Certificates surrendered for the account of such record holder or beneficial owner, as the case may be. Record holders of shares of Company Common Stock who hold such shares of Company Common Stock as nominees, trustees or in other representative capacities (each, a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all shares of Company Common Stock held by such Representative for a particular beneficial owner.

(f) If the aggregate number of shares of Company Common Stock with respect to which Cash Elections have been made exceeds the Cash Election Cap, then:

(i)	each share of Company Common Stock with respect to which a Stock Election has been made shall be converted into the right to receive the Per Share Stock Amount;

(ii)	each share of Company Common Stock with respect to which a Non-Election has been made (or deemed to have been made) shall be converted into the right to receive the Per Share Stock Amount; and

(iii)	each share of Company Common Stock with respect to which a Cash Election has been made shall be converted into the right to receive:

(1)	an amount in cash, without interest, equal to (a) the Per Share Cash Amount multiplied by (b) a fraction (the “Cash Fraction”), (i) the numerator of which shall be the Cash Election Cap and (ii) the denominator of which shall be the aggregate number of shares of Company Common Stock with respect to which Cash Elections have been made; and

(2)	that number of shares of Parent Common Stock equal to (a) the Per Share Stock Amount multiplied by (b) a fraction, equal to one minus the Cash Fraction.

(g) If the aggregate number of shares of Company Common Stock with respect to which Stock Elections have been made exceeds the Stock Election Cap, then:

(i)	each share of Company Common Stock with respect to which a Cash Election has been made shall be converted into the right to receive the Per Share Cash Amount;

(ii)	each share of Company Common Stock with respect to which a Non-Election has been made (or deemed to have been made) shall be converted into the right to receive the Per Share Cash Amount; and

(iii)	each share of Company Common Stock with respect to which a Stock Election has been made shall be converted into the right to receive:

(1)	that number of shares of Parent Common Stock equal to (a) the Per Share Stock Amount multiplied by (b) a fraction (the “Stock Fraction”), (i) the numerator of which shall be the Stock Election Cap and (ii) the denominator of which shall be the aggregate number of shares of Company Common Stock with respect to which Stock Elections have been made, and

(2)	an amount in cash, without interest, equal to (a) the Per Share Cash Amount multiplied by (b) a fraction, equal to one minus the Stock Fraction.

(h) In the event that neither Section 2.2(f) nor Section 2.2(g) above is applicable, then:

(i)	each share of Company Common Stock with respect to which a Cash Election has been made (or deemed to have been made) shall be converted into the right to receive the Per Share Cash Amount;
(ii)	each share of Company Common Stock with respect to which a Stock Election has been made (or deemed to have been made) shall be converted into the right to receive the Per Share Stock Amount; and

(iii)	each share of Company Common Stock with respect to which a Non-Election shall have been made (or deemed to have been made), if any, shall be converted into the right to receive:

(1)	an amount in cash, without interest, equal to (a) the Per Share Cash Amount multiplied by (b) a fraction (the “Non-Election Fraction”), (i) the numerator of which is equal to (A) the Cash Election Cap minus (B) the aggregate number of shares of Company Common Stock with respect to which a Cash Election has been made and (ii) the denominator of which is equal to the aggregate number of shares of Company Common Stock with respect to which a Non-Election shall have been made (or deemed to have been made); provided, however, that if the Non-Election Fraction is greater than one, then the Non-Election Fraction shall be deemed to be one, and

(2)	that number of shares of Parent Common Stock equal to (a) the Per Share Stock Amount multiplied by (b) a fraction equal to one minus the Non-Election Fraction.

(i) As soon as practicable after the effective date of the Registration Statement (as defined below), the Company shall instruct the Exchange Agent to mail a copy of the Joint Proxy Statement/Prospectus (as defined in Section 6.4) to the Company’s stockholders in connection with the Company Special Meeting, together with (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify that are not inconsistent with the terms of this Agreement), (ii) an Election Form and (iii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, the Cash Amount in lieu of any fractional shares pursuant to Section 2.5(c) and any dividends or distributions payable pursuant to Section 2.5(d). The Company shall use its reasonable best efforts to mail or otherwise make available the Election Form and a letter of transmittal to all Persons who become holders of shares of Company Common Stock during the period between the record date for the Company Special Meeting and the Election Deadline.

(j) Elections shall be made by holders of shares of Company Common Stock by delivering an Election Form to the Exchange Agent (as defined in Section 2.5(a)). To be effective, an Election Form must be properly completed, signed and submitted to the Exchange Agent by 5:00 p.m. (New York City time) at least two (2) Business Days prior to the Closing Date (the “Election Deadline”) (unless extended by the mutual agreement of Parent and the Company, in which case Parent and the Company shall publish appropriate advance notice of such extension), and accompanied by (i) the Certificates representing the shares of Company Common Stock with respect to which such election is being made and (ii) a properly completed and signed letter of transmittal. Parent will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether an Election Form has been properly completed, signed and submitted or revoked and to disregard immaterial defects in such Election Form. The good faith decision of Parent (or the Exchange Agent, if applicable) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by this Section 2.2, which computations shall be conclusive and binding on the holders of shares of Company Common Stock, in the absence of manifest error. Any Election Form may be changed or revoked prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, Parent shall, or shall cause the Exchange Agent to, cause the Certificates representing the shares of Company Common Stock covered by such Election Form to be promptly returned without charge to the Person submitting such Election Form upon such Person’s written request. Upon delivery to the Exchange Agent of Certificates for surrender and cancellation, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, each holder of Company Common Stock shall be entitled to receive (A) the Merger Consideration, (B) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(c) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.5(c), after giving effect to any tax withholdings required by applicable Law, and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company as of the Effective Time, the proper Merger Consideration may be issued to a transferee upon presentation to the Exchange Agent of the Certificate representing such shares accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate will be deemed, from and after the Effective Time, for all purposes, to represent only the right to receive upon surrender the Merger Consideration, plus any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.5(c) plus any dividends or other distributions to which such Holder is entitled pursuant to Section 2.5(c).

(k) For the purposes of this Section 2.2, a holder of shares of Company Common Stock that does not submit an Election Form that is received by the Exchange Agent prior to the Election Deadline (including a holder who submits and then revokes an Election Form and does not resubmit an Election Form that is timely received by the Exchange Agent), or who submits an Election Form without the corresponding Certificates, shall be deemed to have made a Non-Election. If any Election Form is defective in any manner such that the Exchange Agent cannot reasonably determine the election preference of the stockholder submitting such Election Form, the purported Cash Election or Stock Election set forth therein shall be deemed to be of no force and effect and the stockholder making such purported Cash Election or Stock Election shall, for purposes hereof, be deemed to have made a Non-Election.

Section 2.3 Adjustment of Merger Consideration. In the event that pursuant to a transaction announced after the date hereof which becomes effective prior to the Effective Time, any stock dividend, stock split, reclassification, recapitalization, combination or mandatory exchange of shares occurs with respect to, or rights (other than non-mandatory offers to exchange) are issued in respect of, Parent Common Stock, then, the Per Share Stock Amount shall be adjusted accordingly.

Section 2.4 Stock Options. Outstanding options to purchase shares of Company Common Stock shall be treated in the manner set forth in Section 6.9.

Section 2.5 Exchange.

(a) Not less than two Business Days prior to the Closing Date, Parent shall designate a bank or trust company to act as Exchange Agent hereunder (the “Exchange Agent”) for the purpose of exchanging Certificates for the Merger Consideration (in each case, other than Dissenting Shares). To the extent practicable, immediately prior to the Effective Time (and, in any event, no later than as soon as practicable after the Effective Time), Parent shall deposit with or for the account of the Exchange Agent, for the benefit of the holders of Company Common Stock, (i) the Merger Consideration (other than the Per Share Cash Consideration) and (ii) an amount in cash sufficient to deliver to the holders of Company Common Stock the (x) aggregate amount of Per Share Cash Consideration, (y) any cash in lieu of fractional shares payable pursuant to Section 2.5(b) and (z) any dividends or other distributions to which such holders are entitled pursuant to Section 2.5(b) ((x), (y) and (z), the “Cash Amount”)) and, together with the Merger Consideration (other than the Per Share Cash Consideration), the “Exchange Fund”) for delivery pursuant to Section 2.2, in exchange for outstanding shares of Company Common Stock.

(b) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to such time. From and after the Effective Time, the holders of Certificates representing Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock except as otherwise provided herein or by Law. If, after such time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in Section 2.2(i).

(c) No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Common Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement to the contrary, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to (i) such fractional share of Parent Common Stock multiplied by (ii) the last reported sales price of Parent Common Stock at the end of regular trading hours on NASDAQ on the day prior to the Closing Date.

(d) No dividends or other distributions declared or made after the Effective Time in respect of Parent Common Stock with respect to which Parent has set a record date after the Effective Time shall be paid to a holder of Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.5(c), unless and until such holder surrenders to the Exchange Agent its shares of

Company Common Stock. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, in addition to the Merger Consideration deliverable in respect thereof, without interest, (A) the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(c) and (B) at the appropriate payment date, the amount of dividends or other distributions with respect to which Parent has set a (1) record date after the Effective Time but prior to surrender and (2) payment date after surrender, payable with respect to such whole shares of Parent Common Stock.

(e) In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, (i) the Merger Consideration, plus (ii) cash in respect of any fractional shares of Parent Common Stock plus (iii) any dividends or other distributions to which holders of Parent Common Stock issued in exchange for Company Common Stock are entitled pursuant to Section 2.5(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form satisfactory to Parent, or a bond in such sum as Parent may direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition to the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise be in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered Holder of the Certificate surrendered, or will have established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(g) At any time following the six (6) month anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent any portion of the Exchange Fund not disbursed to holders of Company Common Stock, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Law) with respect to the Merger Consideration to which such holders are entitled pursuant to Section 2.2, any cash in lieu of fractional shares payable to such holders pursuant to Section 2.5(c) and any dividends or other distributions to which such holders are entitled pursuant to Section 2.5(d), upon due surrender of their Certificates, without any interest thereon.

(h) None of Parent, Merger Sub or the Company shall be liable to any holder of Company Common Stock or Parent Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law following the passage of time specified therein.

(i) Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person who was a holder of Company Common Stock immediately prior to the Effective Time such amounts as any of Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

Section 2.6 Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and held by a holder thereof who properly exercises and perfects dissenters’ rights for such shares in accordance with Sections

302A.471 and 302A.473 of the MBCA (“Dissenting Shares”) will be paid for by the Surviving Corporation in accordance with Section 302A.473 of the MBCA; provided, however, that if any holder fails to perfect or otherwise waives, withdraws or loses dissenters’ rights under the MBCA, the right of such holder to dissenters’ rights shall cease and the holder of such shares shall be deemed to have made a Non-Election with respect to such shares. The Company shall give Parent (a) prompt notice of any notice of dissent received by the Company, withdrawals of such notices, and any other related instruments delivered pursuant to Section 302A.473 of the MBCA and received by the Company and (b) the opportunity to direct all negotiations and proceedings with respect to dissenters’ rights under the MBCA. The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to any exercises of dissenters’ rights or offer to settle, or settle, any such exercises.

Section 2.7 Alternative Merger Structure. Parent shall have the right, in its sole discretion, to revise the structure of the Merger in order to provide that Merger Sub will merge with and into the Company; provided, however, that Parent shall not have the right to make any such revision, if such revision would prevent Parent, Merger Sub and/or the Company from complying with the covenant set forth in Section 6.12 and satisfying the condition set forth in Section 7.1(g).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the written disclosure schedule prepared by the Company which is dated as of the date hereof and has been delivered by the Company to Parent in connection herewith (the “Company Disclosure Schedule”) or (ii) as otherwise disclosed in any Company SEC Report (as defined below) filed with the SEC on or after January 1, 2004 (other than in any risk factors or forward looking statements contained therein, which shall not qualify, modify or otherwise affect the representations and warranties set forth in this ARTICLE III), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification; Subsidiaries. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. A true, complete and correct list of all of the Company’s Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, the authorized capitalization of each Subsidiary, and the percentage of each Subsidiary’s outstanding capital stock owned by the Company or another Subsidiary or affiliate of the Company, is set forth in Section 3.1 of the Company Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any other Person, excluding securities in the Company’s Subsidiaries and securities in any publicly traded company held for investment by the Company and comprising less than one percent of the outstanding stock of such company. The Company’s Subsidiaries do not own any shares of Company Common Stock.

Section 3.2 Articles of Incorporation and Bylaws. The Company has heretofore made available to Parent a true, complete and correct copy of its articles of incorporation, as amended to date (the “Company Charter”), and bylaws, as amended to date (the “Company Bylaws”), and has furnished to Parent true, complete and correct copies of the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries (the “Subsidiary Documents”). The Company Charter, Company Bylaws and the Subsidiary Documents are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter or Company Bylaws and the Company’s Subsidiaries are not in violation of any of the provisions of their respective Subsidiary Documents.

Section 3.3 Capitalization. The authorized capital stock of the Company consists of 42,000,000 shares of Company Common Stock and 3,000,000 shares of undesignated stock. As of June 21, 2005, (i) 18,045,852 shares of Company Common Stock were issued and outstanding, (ii) 218,884 shares of Company Common Stock were available for issuance pursuant to the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”), (iii) 2,728,148 shares of Company Common Stock were available for issuance pursuant to the Company’s 1997 Stock Incentive Plan and options under the Company’s Amended 1998 Board of Director Compensation Plan (collectively the “Company Stock Plans”), consisting of 1,898,804 shares subject to outstanding options and 829,341 shares available for future option grants, (iv) no shares of Company Common Stock were reserved for issuance upon exercise of outstanding warrants, (v) 175,000 shares were reserved for issuance upon the exercise of a nonqualified stock option (not pursuant to any plan) granted to the Company’s Chief Operating Officer, and (vi) no shares of undesignated stock were issued and outstanding.

(b) Section 3.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Persons who, as of June 21, 2005 held outstanding options to acquire shares of Company Common Stock (each, a “Company Stock Option” and collectively, the “Company Stock Options”) under the Company Stock Plans or under any other equity incentive plan or arrangement of the Company or its Subsidiaries, indicating, with respect to each Company Stock Option then outstanding, the tax status of such option under Section 422 of the Code, the number of shares of Company Common Stock subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted and the exercise price, date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting has occurred as of the date of this Agreement and whether (and to what extent) the vesting of such Company Stock Option will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. The Company has made available to Parent true, complete and correct copies of all Company Stock Plans and the Company ESPP and the forms of all stock option agreements evidencing outstanding Company Stock Options.

(c) Except as described in Section 3.3(a) and except for the preferred share purchase rights (the “Company Rights”) issued pursuant to that certain Rights Plan, dated as of June 27, 2005, between the Company and Wells Fargo Bank, N.A., as Rights Agent (the “Company Rights Plan”), no capital stock of the Company or any of its Subsidiaries or any security convertible into, or exchangeable or exercisable for, such capital stock, is issued, reserved for issuance or outstanding. Except as described in Section 3.3(a) and except for the Company Rights, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no shareholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of capital stock of the Company or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company or any Subsidiary of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, any of its Subsidiaries or any other Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other Person. There are no registration rights or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of Company Common Stock or shares of capital stock of any such Subsidiary.

(d) All outstanding shares of the Company’s capital stock are, and all shares of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the MBCA, the Company Charter, the Company Bylaws or any agreement to which the Company is a party or is otherwise bound. None of the outstanding shares of Company Common Stock have been issued in violation of any federal or state securities Laws. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by the Company or a Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (collectively, “Liens”). There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.

(e) The Company Common Stock constitutes the only class of securities of the Company or its Subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 3.4 Authority Relative to this Agreement; Shareholder Approval.

(a) Subject only to the approval of the shareholders of the Company as described below, the Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company (the “Company Board”). The Company Board has (i) unanimously determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the shareholders of the Company, (ii) unanimously approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) unanimously recommended that the shareholders of the Company adopt and approve this Agreement and the Merger (the “Company Voting Proposal”). A committee of disinterested directors of the Company Board (which are all of the non-employee directors) has unanimously approved the Merger and the other transactions contemplated hereby under the provisions of 302A.673 of the MBCA such that Section 302A.673 of the MBCA does not prohibit or place any moratorium on this Agreement, the Company Shareholder Voting Agreements, the Merger or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Parent and Merger Sub) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Except for the approval of the Company Voting Proposal by the affirmative vote of the holders of a majority of the voting power of all shares of the Company Common Stock entitled to vote at a special meeting of the Company’s shareholders (the “Company Special Meeting”) convened to consider and vote upon the Company Voting Proposal (the “Requisite Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby.

Section 3.5 No Conflict; Required Filings and Consents. Except as set forth in Section 3.5 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, the execution and delivery by the Company of any instrument required hereby to be executed and delivered by the Company at the Closing will not, and the performance by the Company of its agreements and obligations under this Agreement will not, (i) conflict with or violate the Company Charter or Company Bylaws or any Subsidiary Documents, (ii) in any material respect, conflict with or violate any Law applicable to the Company or its Subsidiaries or by which their respective properties are bound or affected, (iii) (A) result in any breach of or constitute a default under (or an event that with or without the giving of notice or lapse of time or both would become a default under), (B) impair or alter the rights and obligations (including monetary rights and obligations) of the Company or any third party under, (C) give to any third party any rights of termination, amendment, payment, acceleration or cancellation of or (D) result in the creation of a Lien on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the properties or assets of the Company or any of its Subsidiaries is bound or affected or (iv) other than the Company Stock Options, give rise to or result in any Person having, or having the right to exercise, any pre-emptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of the Company or its Subsidiaries or any of their respective assets or properties.

(b) The execution and delivery by the Company of this Agreement and any other instrument required hereby to be executed and delivered by the Company at the Closing will not, and the performance of its agreements and obligations under this Agreement will not, require any clearance, consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any nation or government, any state, province or other political subdivision thereof or any multinational organization or body or other entity having or exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including any court, arbitrational tribunal, administrative or regulatory agency or commission or other governmental authority or instrumentality), whether domestic or foreign (each, a “Governmental Entity”), except (i) as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) as may be required under any foreign antitrust or competition Law, (iii) for the filing of the Joint Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act, (iv) such clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws, (v) the filing of the Articles of Merger or other documents as required by the MBCA and (vi) such other clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications which, if not obtained or made, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries are and have been in material compliance with, and are not in material default or violation of (and have not received any notice of material non-compliance, default or violation with respect to), any Law applicable to the Company or its Subsidiaries or by which any of the properties or assets of the Company or its Subsidiaries are bound or affected.

(b) Since January 1, 2003, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of U.S. Federal or state securities laws, a material breach of fiduciary duty or similar material violation by the Company, any of its Subsidiaries or any of their respective officers, director, employees or agents to any officer of the Company, the Company Board or any member or committee thereof.

(c) The Company and each of its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Entities that are material to the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Permits”). The Company Permits are in full force and effect, have not been violated in any material respect and, to the Company’s knowledge, no suspension, revocation or cancellation thereof has been threatened, and there is no action, proceeding or investigation pending or, to the Company’s knowledge, threatened, seeking the suspension, revocation or cancellation of any Company Permits. No Company Permit shall be terminated or cease to be effective as a result of the consummation of the transactions contemplated by this Agreement, other than as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 SEC Filings; Financial Statements; Accounting Matters.

(a) The Company has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by the Company since January 1, 2002 with the SEC (such documents, as supplemented and amended since the time of filing, together with the Form S-4 filed by Nanometrics on March 28, 2002, which includes the Company’s preliminary proxy statement, collectively, the “Company SEC Reports”). The Company SEC Reports, including all forms, reports and documents filed by the Company with the SEC between the date hereof and the Closing Date, (i) were and, in the case of Company SEC Reports filed after the date hereof, will be, prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by the Company with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of the Company is required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) Each of the consolidated financial statements (including any related notes and schedules) contained in the Company SEC Reports, including any Company SEC Reports filed between the date of this Agreement and the Closing, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects (or will fairly present in all material respects) the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of the operations and cash flows of the Company and its consolidated Subsidiaries for the periods indicated, except as otherwise explained therein and except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been made and are not expected to be material in amount, either individually or in the aggregate. The unaudited balance sheet and notes related thereto of the Company contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Company Form 10-Q”) is referred to herein as the “Company Balance Sheet.”

(c) Neither the Company nor any of its Subsidiaries is a party to any securitization transaction or off-balance sheet arrangement (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act). To the Company’s knowledge, since January 1, 2002, KPMG LLP, which has expressed its opinion with respect to the financial statements of the Company and its Subsidiaries included in the Company SEC Reports (including the related notes), is (i) “independent” with respect to the Company and its Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(d) The chief executive officer and chief financial officer of the Company have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of NASDAQ.

(e) Each of the consolidated financial statements (including any related notes and schedules) contained in the Company SEC Reports accurately reflects the revenues and costs relating to the Company Material Contracts.

(f) Since January 1, 2003, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, assertion or claim alleging that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and Rule 15a-15(f)).

Section 3.8 Disclosure Controls and Procedures; Internal Controls Over Financial Reporting. The Company has:

(a) designed and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to allow the Company’s chief executive officer and chief financial officer to make the certifications required under the Exchange Act with respect to such reports;

(b) designed and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2004 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such internal controls were effective using the framework specified in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Company Form 10-K”);

(c) (i) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (ii) identified for the Company’s auditors any material weaknesses in internal controls; and

(d) provided to Parent true and correct copies of any of the foregoing disclosures to its auditors or the Audit Committee of the Company Board that have been made in writing from January 1, 2003 through the date hereof, and will promptly provide to Parent true and correct copies of any such disclosures that are made after the date hereof.

Section 3.9 Absence of Certain Changes or Events. From the date of the Company Balance Sheet through the date hereof, the Company has conducted its business in the ordinary course of business consistent with past practice and, since such date and through the date hereof, there has not occurred: (i) any Company Material Adverse Effect, (ii) any amendments to or changes in the Company Charter, Company Bylaws or Subsidiary Documents, (iii) any material damage to or destruction or loss of any asset of the Company or any of its Subsidiaries (whether or not covered by insurance, (iv) any change by the Company in its accounting methods, principles or practices, (v) any revaluation by the Company of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice, (vi) any sale of a material amount of assets (tangible or intangible) of the Company or any of its Subsidiaries, (vii) any recalls, field notifications or field corrections with respect to products manufactured by or on behalf of the Company or any of its Subsidiaries or (viii) except as set forth in Section 3.9(viii) of the Company Disclosure Schedule, any other action or event that would have required the consent of Parent pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

Section 3.10 No Undisclosed Liabilities.

(a) Except as reflected in the Company Balance Sheet, the Company has no liabilities (absolute, accrued, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto, other than any liabilities and obligations (i) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) incurred in connection with the transactions contemplated by this Agreement and (iii) have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company is not a party to, and has no commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company in the Company’s consolidated financial statements.

Section 3.11 Absence of Litigation; Investigations. There are no material claims, actions, suits, proceedings, governmental investigations, inquiries or subpoenas (other than challenging or arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against the Company or any of its properties or assets, (b) to the Company’s knowledge, threatened against the Company or any of its properties or assets or (c) whether filed or threatened, that have been settled or compromised by the Company within the three years prior to the date of this Agreement and at the time of such settlement or compromise were material, which claims, actions, suits, proceedings, investigations, inquiries or subpoenas referred to in clause (a) and (b) above would reasonably be expected to have a Company Material Adverse Effect. The Company is not subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. There has not been, nor are there currently pending, any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 3.12 Agreements, Contracts and Commitments. For purposes of this Agreement, the term “Company Material Contracts” shall mean any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which the Company or any of Subsidiary of the Company is a party or by which it or its properties or assets are bound, and which:

(i) (A) has a remaining term of more than one year from the date hereof, (B) cannot be unilaterally terminated by it at any time, without material penalty, within thirty (30) days of providing notice of termination and (C) involves the payment or receipt of money in excess of $100,000 per year;

(ii) involves the payment or receipt of money in excess of $250,000 in any year;

(iii) contains covenants limiting the freedom of the Company or any of its Subsidiaries to sell any products or services of or to any other Person, engage in any line of business or compete with any Person or operate at any location;

(iv) was entered into with any of its officers, directors or employees;

(v) is a service, operating or management agreement or arrangement with respect to any of its assets or properties (whether leased or owned), other than those that are terminable by it on no more than thirty (30) days’ notice without liability or financial obligation to it;

(vi) is a dealer, distributor, joint marketing or development contract under which it has continuing material obligations to jointly market any product, technology or service and which may not be terminated without penalty upon notice of ninety (90) days or less, or any contract pursuant to which it has continuing material obligations to jointly develop any Intellectual Property that it will not own, in whole or in part;

(vii) includes any indemnification, guaranty or warranty obligations, other than contracts entered into in the ordinary course of its business;

(viii) is a mortgage, indenture, guaranty, loan or credit agreement, security agreement or other agreement or instrument relating to indebtedness for borrowed money or the extension of credit;

(ix) is a settlement agreement pursuant to which it has ongoing obligations;

(x) is a Company Real Property Lease; or

(xi) is an agreement to enter into any of the foregoing.

(b) All of the Company Material Contracts that are required to be described in the Company SEC Reports (or to be filed as exhibits thereto) are so described or filed and are enforceable and in full force and effect (except as such enforceability may be subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies).

(c) Section 3.12(a) of the Company Disclosure Schedule contains a complete and accurate list of, and true and complete copies have been delivered or made available to Parent of, all Company Material Contracts in effect as of the date hereof other than the Company Material Contracts which are listed as an exhibit to the Company Form 10-K or the Company Form 10-Q or as otherwise set forth on Section 3.12(a) of the Company Disclosure Schedule.

(d) (i) There has been no breach or violation of, or default by the Company or any of its Subsidiaries under, any of the Company Material Contracts, except for such breaches, violations and defaults which have been waived in writing and (ii) no event has occurred with respect to the Company or any of its Subsidiaries which, with or without the giving of notice, the lapse of time or both, would constitute a breach, violation or default under, give rise to a right of termination, modification, cancellation, foreclosure, prepayment or acceleration under or result in the imposition of a Lien pursuant to, any of the Company Material Contracts, which breach, violation or default referred to in clauses (i) or (ii) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Employee Benefit Plans, Options and Employment Agreements.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to by the Company or any of its ERISA Affiliates or to which the Company or any of its ERISA Affiliates is obligated to contribute, or under which any of them has or may have any liability for premiums or benefits (each, a “Company Employee Plan” and collectively, the “Company Employee Plans”).

(b) With respect to each Company Employee Plan, the Company has made available to Parent complete and accurate copies of (i) such Company Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter from the Internal Revenue Service, (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all Personnel, payroll and employment manuals and policies and (vii) the most recent financial statements for each Company Employee Plan that is funded.

(c) Each Company Employee Plan has been administered in all material respects in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and materially in accordance with its terms and each of the Company and its ERISA Affiliates have in all material respects met their obligations with respect to each Company Employee Plan and have timely made (or timely will make) all required contributions thereto. All filings and reports as to each Company Employee Plan required to have been submitted to the Internal Revenue Service or to the U.S. Department of Labor have been timely submitted. With respect to the Company Employee Plans, no event has occurred, and, to the Company’s knowledge, there exists no condition or set of circumstances in connection with which the Company, Parent or any of their respective Subsidiaries or any plan participant could be subject to any material liability (including penalties or taxes) under ERISA, the Code or any other applicable Law, nor will the negotiation or consummation of the transactions contemplated by this Agreement give rise to any such material liability.

(d) With respect to the Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company. The assets of each Company Employee Plan which is funded are reported at their fair market value on the books and records of such Employee Benefit Plan.

(e) Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, no Company Employee Plan (other than the Company Stock Plans) has assets that include securities issued by the Company or any its ERISA Affiliates.

(f) All of the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Qualified Plan. To the Company’s knowledge, no such determination, opinion or advisory letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Qualified Plan that will result in material liability to the Company. Each Company Employee Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies in all material respects the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code, as the case may be, for each plan year ending prior to the Closing Date for which testing is required to be completed.

(g) None of the Company, any of its Subsidiaries or any of its ERISA Affiliates has ever (i) maintained a Company Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(h) To the extent permitted by applicable Law, each Company Employee Plan (other than the Company Stock Plans or an employment, severance, change in control or similar agreement with an individual) may be unilaterally amended or terminated by the Company or one or more of its Subsidiaries party thereto or covered thereby at any time without material liability to the Company as a result thereof, other than for benefits accrued as of the date of such amendment or termination and routine administrative costs.

(i) Other than as required under Section 601 et seq. of ERISA, none of the Company Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under the Company’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any Person following retirement or other termination of employment. Section 3.13(i) of the Company Disclosure Schedule lists each Company Employee Plan which provides benefits after termination of employment (other than medical benefits required to be continued under Section 4980B of the Code and part 6 of Subtitle B of Title I of ERISA) and normal claims for benefits under the Company’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) and the present value of benefits accrued under each such Company Employee Plan are fully funded, fully covered by insurance or reflected on the Company Balance Sheet in accordance with GAAP.

(j) There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Company’s knowledge, threatened, with respect to any Company Employee Plan, other than claims for benefits in the ordinary course. No Company Employee Plan is or within the last three calendar years has been the subject of, or has received notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(k) To the Company’s knowledge, each individual who has received compensation for the performance of services on behalf of the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Law.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Employee Plan maintained or covering employees outside the United States: (i) such Company Employee Plan is in material compliance with all applicable Laws of each applicable jurisdiction, (ii) there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Company’s knowledge, threatened, with respect to such Company Employee Plan, other than claims for benefits in the ordinary course, (iii) all liabilities with respect to such Company Employee Plan are set forth on a consolidated balance sheet of the Company or in the notes thereto in accordance with GAAP and (iv) no such Company Employee Plan is, or within the last two calendar years has been, the subject of, or has received notice that it is the subject of, an examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program that has given rise to or is reasonably expected to give rise to any liability. Section 3.13(l) of the Company Disclosure Schedule lists each country in which the Company or any of its Subsidiaries or affiliates has operations and the number of employees in each such country.

(m) Section 3.13(m) of the Company Disclosure Schedule sets forth a true, complete and correct list of: (i) all employment agreements with employees of the Company or any of its Subsidiaries (other than at-will offer letters that are consistent with the Company’s general form and do not provide for severance payments or benefits, notice periods for termination or change of control benefits), (ii) all employees or former employees of the Company who have executed a non competition agreement with the Company, (iii) all severance agreements, programs and policies of the Company with or relating to its employees, excluding programs and policies required to be maintained by Law and (iv) all plans, programs, agreements and other arrangements of the Company pursuant to which payments (or acceleration of benefits or vesting of options or lapse of repurchase rights) may be required, or may become payable directly or indirectly as a result of or in connection with, the negotiation or consummation of the transactions contemplated by, or the execution of, this Agreement. True, complete and correct copies of each of the foregoing agreements to which any employee of the Company is a party have been made available to Parent.

(n) All contributions required to be made with respect to any Company Employee Plan on or prior to the Effective Time have been or will be timely made and/or are reflected on the Company Balance Sheet. There are no pending, threatened or reasonably anticipated claims by or on behalf of any Company Employee Plan, by any employee or beneficiary covered under any such Company Employee Plan, or otherwise involving any such Plan (other than routine claims for benefits).

(o) Except as set forth in Section 3.13(o) of the Company Disclosure Schedule, the negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company to severance pay, or any other payment from the Company or (ii) accelerate the time of payment or vesting, cause a lapse of repurchase rights or increase the amount of compensation due any such employee or officer. There is no Company Employee Plan or other contract, agreement, plan or arrangement that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G of the Code (determined without regard to Section 280G(b)(4) of the Code) as a result of the Merger or 162(m) of the Code.

Section 3.14 Labor Matters. The Company is in compliance in all material respects with all applicable Laws governing employment and employment practices, including, without limitation, all Laws governing terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(b) There are no Personnel manuals or handbooks applicable to employees of the Company, other than those set forth in Section 3.14(b) of the Company Disclosure Schedule, true and complete copies or written summaries of which have heretofore been provided to Parent.

(c) There are no actions, suits, claims, grievances, investigations, or other proceedings pending or, to the Company’s knowledge, threatened, between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any of the Company’s or such Subsidiary’s current or former officers, directors, employees, consultants or independent contractors, any applicant for employment or any Governmental Entity, on the other hand, which actions, suits, claims, grievances, investigations or other proceedings have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries have good labor relations with their respective employees, and none of the Company, any of its Subsidiaries or any of their respective employees, agents or representatives have committed any “unfair labor practice,” as defined in the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to (and none of the properties or assets of the Company or any of its Subsidiaries is bound by or subject to) any labor agreement, collective bargaining agreement, work rules or practices or any other labor-related agreements or arrangements with any labor union, labor organization, trade union or works council. There are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of the Company or any of its Subsidiaries, and no employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization, trade union or works council with respect to their employment with the Company or such Subsidiary.

(e) To the Company’s knowledge, there are no current labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries, no labor union, labor organization, trade union, works council or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s knowledge, there are no labor disputes, strikes, slowdowns, work stoppages, lockouts, or threats thereof, against or affecting the Company or any of its Subsidiaries.

(f) To the Company’s knowledge, no employee of the Company or any Subsidiary of the Company is in violation of any term of any patent disclosure agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the business conducted by the Company or such Subsidiary or relating to the use of trade secrets or proprietary information of others. As of the date of this Agreement, no (i) key employee of the Company or any Subsidiary of the Company has given notice to the Company or such Subsidiary that such key employee intends to terminate his or her employment with the Company or such Subsidiary or (ii) group of key employees has given notice that any of such key employees intends to terminate his or her employment with the Company or such Subsidiary.

(g) The Company and each of its Subsidiaries is and has been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local Law relating to plant closings and layoffs. Neither the Company nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law. Section 3.14(g) of the Company Disclosure Schedule contains a true and complete list of the number of individuals at each site of employment or facility who suffered an “employment loss” (as defined in the WARN Act) of the Company during the 90-day period prior to the date of this Agreement. Section 3.14(g) of the Company Disclosure Schedule shall be updated immediately prior to the Closing with respect to the 90-day period prior to the Closing.

(h) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company or any of its Subsidiaries is a party.

Section 3.15 Properties and Assets.

(a) The Company has good and valid title to, or a valid leasehold interest in, all the properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the Company Balance Sheet (except for personal property sold since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice). All Company Real Property (as defined below) and all assets reflected in the Company Balance Sheet are free and clear of all Liens, except for (i) Liens reflected on the Company Balance Sheet, which Liens do not materially impair the use, value or operation of the property or assets subject thereto, (ii) Liens for current taxes not yet due and payable and (iii) any other Liens that do not materially impair the use, value or operation of the property or assets subject thereto.

(b) Section 3.15(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property owned, leased, subleased or licensed by the Company and the location of such premises (the “Company Real Property”). The Company Real Property includes all of the real property used in connection with, held for use in connection with, or necessary for the operation of the businesses of the Company. True and complete copies of all material real property leases, licenses or other occupancy agreements to which the Company is a party (collectively, the “Company Real Property Leases”) have been delivered to or made available to Parent prior to the date hereof

(c) All of the Company Real Property Leases are in full force and effect (except as such enforceability may be subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies). There is no existing material default by the Company under any of the Company Real Property Leases, except for the defaults set forth in Section 3.15(c) of the Company Disclosure Schedule, each of which has been waived in writing, (iii) no event has occurred with respect to the Company which, with notice or lapse of time or both, would constitute a default of any of the Company Real Property Leases. To the Company’s knowledge, there are no defaults of any material obligations of any party other than the Company under any Company Real Property Lease.

Section 3.16 Taxes.

(a) The Company and its Subsidiaries have filed with the appropriate taxing authorities all material Tax Returns required to be filed by them, and all such Tax Returns are true, complete and correct in all material respects. All Taxes required to be paid by the Company and its Subsidiaries have been timely paid (other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided for in accordance with GAAP). There are no Liens relating, or attributable to, Taxes on any assets of the Company or any of its Subsidiaries, other than liens relating to Taxes not yet due and payable. Neither the Company nor any Subsidiary of the Company has granted any outstanding waiver of any statute of limitations with respect to, or any outstanding extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes (exclusive of any accruals for “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) reflected in the Company Balance Sheet are adequate to cover all Taxes of the Company and its Subsidiaries accruable through the date thereof (including Taxes being contested) in accordance with GAAP. All liabilities for Taxes of the Company and its Subsidiaries attributable to the period commencing on the date following the date of the Company Balance Sheet were incurred in the ordinary course of business and are consistent with the Company’s past custom and practice.

(b) Each of the Company and its Subsidiaries has timely paid or withheld, with respect to itself, its employees, independent contractors, stockholders, creditors or other third parties all Taxes required to be paid or withheld (and have timely paid over any withheld amounts to the appropriate Taxing authority). Neither the Company nor any Subsidiary of the Company has received any notice of any Tax deficiency outstanding, proposed or assessed against the Company or any such Subsidiary. No audit or other examination of any Tax Return or Taxes of the Company or any Subsidiary of the Company is presently in progress, and neither the Company nor any Subsidiary of the Company has received any written notice of any audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Tax Return or Taxes of the Company or any Subsidiary of the Company.

(c) Neither the Company nor any Subsidiary of the Company is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreements with any Person other than, in the case of the Company, any of its Subsidiaries, or in the case of any Subsidiary of the Company, the Company or any other Subsidiary of the Company. Except for the group of which the Company and its Subsidiaries are now currently members, none of the Company or its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. Except with respect to the group referred to in the preceding sentence, neither the Company nor any of its Subsidiaries is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by contract or otherwise. Neither the Company nor any Subsidiary of the Company has ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(d) The Company has made available to Parent complete and correct copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries with respect to the taxable years ended December 31, 2003, 2002 and 2001.

(e) Neither the Company nor any Subsidiary of the Company has agreed, nor is the Company or any Subsidiary of the Company required, to make any material adjustment under Section 481 of the Code by reason of a change in accounting method or otherwise prior to the Effective Time.

(f) The Company is not, nor has it ever been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any Subsidiary of the Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(h) Neither the Company nor any Subsidiary of the Company has engaged in, or has any commitment to engage in, any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b).

(i) Neither the Company nor any Subsidiary of the Company has taken or agreed to take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. To the Company’s knowledge, there is no agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j) Except as may be disclosed in the Company’s Tax Returns, there is no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company or any of its Subsidiaries under Sections 269 or 382 of the Code and the Treasury Regulations thereunder as of the day prior to the Effective Time.

Section 3.17 Environmental Matters.

(a) The Company and each of its Subsidiaries are, and at all times during the previous three years have been, in compliance in all material respects with federal, state, local and foreign Laws and regulations relating to pollution, protection or preservation of human health or the environment, including, without limitation, Laws and regulations relating to emissions, discharges, releases or threatened releases of toxic or hazardous substances, materials or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon, or lead or lead-based paints or materials (“Materials of Environmental Concern”), or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, recycling, transport, management or handling of Materials of Environmental Concern or any product containing Materials of Environmental Concern, or the preservation of the environment, the mitigation of adverse effects thereon or exposure of any Person to Materials of Environmental Concern (collectively, “Environmental Laws”), and including, but not limited to, compliance with any Company Permits or other governmental authorizations or the terms and conditions thereof and compliance with any Laws respecting the sale, distribution or labeling of products pursuant to Environmental Laws.

(b) Neither the Company nor any of its Subsidiaries has received any written notice, whether from a governmental authority or otherwise, alleging any violation of or noncompliance with any Environmental Laws for which the Company or such Subsidiary it is responsible, except for any such matters that have been substantially resolved without material outstanding obligations owed by or to the Company or any of its Subsidiaries.

(c) There is no writ, injunction, decree or order outstanding, and there is no pending or, to the knowledge of the Company, threatened, claim, action, investigation or notice by any Person alleging potential liability on the part of the Company or any of its Subsidiaries for investigatory, cleanup or governmental response costs, natural resources or property damages or personal injuries, attorney’s fees or penalties relating to (i) the presence or release into the environment of any Materials of Environmental Concern at any location owned or operated by Company or any of its Subsidiaries, now or in the past, or otherwise caused by the Company or such Subsidiary or by the actions of any other party for which the Company or such Subsidiary would be liable by contract or pursuant to Environmental Laws or (ii) any violation, or alleged violation, of any Environmental Law (collectively, “Company Environmental Claims”), except where such Company Environmental Claims would not have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(d) There are no past or present facts or circumstances that could reasonably be expected to form the basis of any Company Environmental Claim against the Company, any of its Subsidiaries or any Person whose liability for any Company Environmental Claim the Company has retained or assumed (either contractually or by operation of Law), except where such Company Environmental Claim, if made, would not have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(e) The Company has made available to Parent all material assessments, reports, data, results of investigations and audits that are in the Company’s possession which relate to the business of the Company and its Subsidiaries and their respective compliance (or non-compliance) with any Environmental Laws.

Section 3.18 Intellectual Property.

(a) For purposes of this Agreement, the term “Company Registered Intellectual Property” means all Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(b) Section 3.18(a) of the Company Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Company Registered Intellectual Property. All right, title and interest in and to the Company Registered Intellectual Property is owned solely by the Company, free and clear of all Liens (other than Permitted Liens). During the two years preceding the date hereof, the Company has not disposed of any Company Registered Intellectual Property.

(c) The Company Registered Intellectual Property is subsisting and has not expired or been cancelled or abandoned.

(d) There is no pending or, to the Company’s knowledge, threatened, and at no time within the three years prior to the date of this Agreement has there been pending, any material lawsuit, arbitration or other adversarial proceeding before any Governmental Entity in any jurisdiction alleging that any activities or conduct of the business of the Company or any of its Subsidiaries infringes or will infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any third party or challenging the ownership, validity, enforceability or registrability of any Intellectual Property owned by the Company or any of its Subsidiaries.

(e) The Company is not a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders resulting from suits, actions or similar legal proceedings which (i) restrict the rights of the Company or any of its Subsidiaries to use any Intellectual Property owned by and material to the business of the Company or such Subsidiary as currently conducted, (ii) restrict the conduct of the business of the Company or any of its Subsidiaries as currently conducted in order to accommodate any third party’s Intellectual Property rights, or (iii) permit third parties to use any Intellectual Property owned by and used in the business of the Company or any of its Subsidiaries as currently conducted.

(f) The conduct of the business of the Company and its Subsidiaries as currently conducted does not, to the Company’s knowledge, infringe upon, violate or constitute the unauthorized use of any Intellectual Property rights owned by any third party.

(g) The Company has taken reasonable measures to protect the proprietary nature of the Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company or any of its Subsidiaries as currently conducted, taking into consideration the type of Intellectual Property being protected and the customary practice in the industry.

(h) Except as set forth in Section 3.18(h) of the Company Disclosure Schedule, to the Company’s knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company or such Subsidiary as currently conducted, and no Intellectual Property misappropriation, infringement dilution or violation suits, arbitrations or other adversarial proceedings have been brought before any court, government agency or arbitral tribunal against any third party by the Company which remain unresolved.

(i) The Company has not (i) disclosed to any third Person any material confidential source code for any product currently being marketed, sold, licensed or developed by the Company or any of its Subsidiaries except pursuant to an appropriate non-disclosure agreement (each such product, a “Company Proprietary Product”), or (ii) made any such source code subject to any open source license, nor is the Company or any of its Subsidiaries obligated to make the source code for such Company Proprietary Product generally available.

(j) Except as set forth in Section 3.18(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to pay to any third party any royalties or other fees in excess of $100,000 in the aggregate in respect of calendar year 2005 or any annual period thereafter for the use of Intellectual Property and no obligation to pay such royalties or other fees in excess of $250,000 in the aggregate will result from the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement.

(k) Neither the Company nor any of its Subsidiaries is in violation of any license, sublicense, agreement or instrument to which the Company or any of its Subsidiaries is party or otherwise bound under which the Company or any of its Subsidiaries derives rights to Intellectual Property that is material to the business of the Company or any of its Subsidiaries as currently conducted, nor will the consummation by the Company of the transactions contemplated hereby result in any loss or impairment of ownership by the Company or any of its Subsidiaries of, or the right of any of them to use, any Intellectual Property that is material to the business of the Company or any of its Subsidiaries as currently conducted, nor, to the Company’s knowledge, require the consent of any Governmental Entity or third party with respect to any such Intellectual Property.

(l) Neither the Company nor any of its Subsidiaries is a party to any agreement under which a third party would be entitled to receive or expand a license or any other right to any material Intellectual Property of Parent or any of Parent’s affiliates as a result of the consummation of the transactions contemplated by this Agreement.

(m) The information technology systems (including, without limitation, all computer hardware, software, firmware and telecommunications systems) owned, licensed, leased or otherwise held for use by the Company that are material to the conduct of the Company’s business as currently conducted operate in material conformance with their applicable specifications or documentation for such systems and generally perform reliably. The Company has taken reasonable steps to provide for archival, back-up, recovery and restoration of critical business data in a manner that is customary in the industry.

Section 3.19 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by the Company or any of its Subsidiaries has been made available to Parent. Each such policy is in full force and effect and all premiums due thereon have been paid in full. None of such policies shall terminate or lapse (or be otherwise adversely affect) by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 3.20 Interested Party Transactions. Since December 31, 2004, no event has occurred that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57.

Section 3.21 Brokers. No broker, finder or investment banker (other than Needham & Company, Inc., the Company’s financial advisor, whose fees and expenses will be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a complete and correct copy of all agreements between the Company and Needham & Company, Inc. pursuant to which Needham & Company, Inc. would be entitled to any such payment.

Section 3.22 Opinion of Financial Advisor of the Company. Needham & Company, Inc., has delivered to the Company its opinion, dated the date of this Agreement, that as of such date, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company. The Company has provided a true, complete and correct copy of such opinion to Parent. As of the date hereof, such opinion has not been withdrawn, revoked or modified.

Section 3.23 Anti-Takeover Statute Not Applicable; Rights Plan Not Applicable.

(a) Except for Section 302A.673 of the MBCA (which shall not prohibit or place any moratorium on the transactions contemplated by this Agreement), no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the Laws of the State of Minnesota or other applicable Law (each, a “Takeover Statute”) is applicable to the Company’s consummation of the Merger or the other transactions contemplated by this Agreement or the Company Shareholder Voting Agreements.

(b) None of Parent, Merger Sub or any of their respective Affiliates shall be deemed to be an “Acquiring Person” (as such term is defined in the Company Rights Plan) as a result, directly or indirectly, of the (i) approval, execution, delivery or performance of this Agreement, (ii) consummation of the Merger or any other transactions contemplated by this Agreement or (iii) public announcement of any of the foregoing.

Section 3.24 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of Company or any of its Subsidiaries, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment or offered anything of value to foreign or domestic government officials, employees, political parties or campaigns, (c) made any other unlawful payment or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law of similar effect.

Section 3.25 Customers and Suppliers.

(a) Set forth in Section 3.25(a) of the Company Disclosure Schedule is a list of the ten largest customers of the Company and its Subsidiaries, taken as a whole, based on the dollar value of materials or products purchased by such customers from the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2004. Since December 31, 2004, there has not been, nor as a result of the transactions contemplated hereby is there anticipated to be, any adverse change in relations or purchase arrangements with, any of these major customers, except for any changes that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, none of these major customers is or is about to become (i) insolvent or (ii) subject to any voluntary or involuntary bankruptcy or similar proceedings.

(b) Set forth in Section 3.25(b) of the Company Disclosure Schedule is a list of the ten largest suppliers of the Company and its Subsidiaries, taken as a whole, based on the dollar value of materials or products purchased by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2004. Since December 31, 2004, there has not been, nor as a result of the transactions contemplated hereby is there anticipated to be, any adverse change in relations or supply arrangements with, any of these major suppliers, except for any changes that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, none of these major suppliers is or is about to become (i) insolvent or (ii) subject to any voluntary or involuntary bankruptcy or similar proceedings.

Section 3.26 Product Liability, Warranty and Recall.

(a) Section 3.26(a) of the Company Disclosure Schedule sets forth a list of all recalls, field notifications, field corrections and safety alerts with respect to products manufactured and/or distributed by the Company or any of its Subsidiaries, or by any third party on behalf of the Company or any of its Subsidiaries, in each case since January 1, 2002, and the dates, if any, that such recalls, field notifications, field corrections and safety alerts were resolved or closed.

(b) Since January 1, 2002, neither the Company nor any of its Subsidiaries has received any written claims for product liability or breach of warranty related to a particular product in excess of $500,000, either individually or in the aggregate, nor has the Company or any of its Subsidiaries received any written notice of any material product defect, given written notice to any customer of any defect or deficiency with respect to any products designed, manufactured, assembled, repaired, maintained, delivered or installed or services rendered prior to the Closing Date. Neither the Company nor any of its Subsidiaries has committed any act, and there has been no omission, which may result in, and there has been no occurrence which may give rise to, product liability or liability for breach of warranty (whether covered by insurance or not) on the part of the Company or any of its Subsidiaries, with respect to products designed, manufactured, assembled, sold, repaired, maintained, delivered or installed or services rendered prior to or on the Closing Date, except for any acts, omissions or occurrences that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

Section 3.27 Termination of the Nanometrics Merger Agreement and the Nanometrics Voting Agreements; Certain Other Matters.

(a) The Nanometrics Merger Agreement and the Nanometrics Voting Agreements were each terminated in accordance with the terms thereof. In connection with such termination, the Company has paid to Nanometrics, in accordance with Section 9.3 of the Nanometrics Merger Agreement, not more than $10,900,000, in full satisfaction of all amounts owed by the Company under the Nanometrics Merger Agreement to any party thereto. The Company has complied with all of the provisions of Section 7.2 of the Nanometrics Merger Agreement and has no further liability under the Nanometrics Merger Agreement to any party thereto (other than its executory obligations under Section 7.1(e) and Section 7.7 of the Nanometrics Merger Agreement). Prior to termination of the Nanometrics Merger Agreement, the Company had complied with its obligations under Section 7.1(e) and Section 7.7 thereof.

(b) Since January 21, 2005, neither the Company nor any of its Subsidiaries has (i) entered into any confidentiality or standstill agreement with any third party (other than Parent) with respect to an Acquisition Proposal (as defined in Section 9.3(a)) or (ii) released any third party from, or waived any provisions of, any confidentiality or standstill agreement to which it is a party with respect to any Acquisition Proposal.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as set forth in the written disclosure schedule prepared by Parent which is dated as of the date hereof and has been delivered by Parent to the Company in connection herewith (the “Parent Disclosure Schedule”) or (ii) as otherwise disclosed in any Parent SEC Report (as defined below) filed with the SEC on or after January 1, 2004 (other than in any risk factors or forward looking statements contained therein, which shall not qualify, modify or otherwise affect the representations and warranties set forth in this ARTICLE IV, Parent represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification; Merger Sub. Parent and each of its Subsidiaries (including Merger Sub) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries (including Merger Sub) is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. A true, complete and correct list of all of Parent’s Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, the authorized capitalization of each Subsidiary, and the percentage of each Subsidiary’s outstanding capital stock owned by Parent or another Subsidiary or affiliate of Parent, is set forth in Section 4.1 of the Parent Disclosure Schedule. Parent owns all of the outstanding shares of capital stock of each of its Subsidiaries.

Except for obligations or liabilities incurred in connection with their incorporation and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Merger Sub does not directly or indirectly own any equity or similar interest in, or any interest convertible into, or exchangeable or exercisable for, any equity or similar interest in any other Person, excluding securities in any publicly traded company held for investment by Parent and comprising less than one percent of the outstanding stock of such company.

Section 4.2 Certificate of Incorporation and Bylaws. Parent has heretofore made available to the Company a true, complete and correct copy of its certificate of incorporation, as amended to date (the “Parent Charter”), and bylaws, as amended to date (the “Parent Bylaws”), and has furnished to the Company true, complete and correct copies of the articles of incorporation and bylaws of Merger Sub, as amended to date (the “Merger Sub Charter Documents”). The Parent Charter, the Merger Sub Charter Documents and the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of Parent’s Subsidiaries (the “Parent Sub Documents”) are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter or Parent Bylaws, and none of Parent’s Subsidiaries is in violation of its respective Parent Sub Documents.

Section 4.3 Capitalization; Ownership of Company Common Stock

(a) The authorized capital stock of Parent consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of May 31, 2005, (i) 16,911,033 shares of Parent Common Stock were issued and outstanding; (ii) 17,283 shares of Parent Common Stock were available for issuance pursuant to Parent’s Amended 1996 Non-Qualified Stock Option Plan (the “1996 Parent Plan”); (iii) 3,386,259 shares of Parent Common Stock were available for issuance pursuant to Parent’s 1999 Stock Plan (the “1999 Parent Plan”) and (iv) 1,461,466 shares of Parent Common Stock were available for issuance pursuant to Parent’s Employee Stock Purchase Plan (the “Parent ESPP”). The 1996 Parent Plan, and the 1999 Parent Plan, are collectively referred to herein as the “Parent Stock Plans.” Between March 31, 2005 and the date of this Agreement, Parent has not issued any securities (including derivative securities), except for shares of Parent Common Stock issued upon exercise of stock options under the Parent Stock Plans or pursuant to the terms of the Parent ESPP.

(b) As of May 31, 2005 2,729,729 options to acquire shares of Parent Common Stock (each, a “Parent Stock Option” and collectively, the “Parent Stock Options”) under the Parent Stock Plans or under any other equity incentive plan or arrangement of Parent, were outstanding. No Parent Stock Options shall become exercisable solely as a result of the transactions contemplated by this Agreement. Parent has made available to the Company true, complete and correct copies of all Parent Stock Plans and the forms of all stock option agreements evidencing outstanding Parent Stock Options.

(c) Except as described in Section 4.3(a) and except for the Parent Rights, no capital stock of the Parent or any security convertible into, or exchangeable or exercisable for, such capital stock is issued, reserved for issuance or outstanding as of the date of this Agreement. Except as described in Section 4.3(a) and except for the Parent Rights, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Parent is a party, or by which Parent is bound, obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or obligating Parent to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no shareholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of capital stock of Parent or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Parent), of Parent or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Parent, any of its Subsidiaries or any other Person, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other similar agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of Parent Common Stock or shares of capital stock of any such Subsidiary.

(d) All outstanding shares of Parent’s capital stock are, all shares of Parent Common Stock reserved for issuance as specified above will be (upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable), and all shares of Parent Common Stock to be issued in the Merger have been or will be (when issued in accordance with this Agreement), duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DCGL, the Parent Charter, the Parent Bylaws or any agreement, arrangement or understanding to which Parent is a party or is otherwise bound. None of the outstanding shares of the Parent Common Stock have been issued in violation of any federal or state securities Laws. All of the outstanding shares of capital stock of each of Parent’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by Parent or a Subsidiary of Parent free and clear of all Liens. The Parent Common Stock to be issued in the Merger, when issued in accordance with this Agreement, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “Blue Sky” Laws.

(e) The Parent Common Stock constitutes the only class of securities of Parent or its Subsidiaries registered or required to be registered under the Exchange Act.

(f) There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Parent.

(g) All of the issued and outstanding capital stock of Merger Sub is, and immediately preceding the Effective Time will be, owned by Parent.

(h) Other than 100 shares of the Company Common Stock, neither Parent nor any Subsidiary of Parent owns any shares of the Company’s capital stock.

Section 4.4 Authority Relative to this Agreement; Stockholder Approval.

(a) Subject only to the approval of the stockholders of Parent as described below, Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub. The Parent Board has (i) unanimously determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Parent, (ii) unanimously approved this Agreement and the Merger and (iii) unanimously recommended that the stockholders of Parent approve the Merger and the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Voting Proposal”). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Except for the approval (the “Requisite Parent Stockholder Approval”) of the Parent Voting Proposal by the affirmative vote of the holders of at least a majority of the voting power of all shares of the Parent Common Stock present (in person or by proxy) and entitled to vote at a special meeting of Parent’s stockholders (the “Parent Special Meeting” and, together with the Company Special Meeting, the “Special Meetings”) and the approval of the Merger by Parent, in its capacity as sole shareholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement and to consummate the transactions contemplated hereby.

Section 4.5 No Conflict, Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, the execution and delivery by Parent and Merger Sub of any instrument required hereby to be executed and delivered at the Closing will not and the performance by Parent and Merger Sub of their respective agreements and obligations under this Agreement will not, (i) conflict with or violate the Parent Charter, the Parent Bylaws, the Merger Sub Charter Documents or any Parent Sub Documents, (ii) in any material respect, conflict with or violate any Law applicable to Parent or Merger Sub or any Law by which Parent’s properties are bound or affected, (iii) except as would not reasonably be expected to have a Parent Material Adverse Effect, (A) result in any breach of or constitute a default under (or an event that with or without the giving of notice or lapse of time or both would become a default under), (B) impair or alter the rights or obligations (including monetary obligations) of Parent or any third party under, (C) give to any third party any rights of termination, amendment, payment, acceleration or cancellation of (D) result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or its properties is bound or affected or (iv) other than options under the Parent Stock Plans, give rise to or result in any Person having, or having the right to exercise, any pre-emptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Parent or any of its assets or properties.

(b) The execution and delivery by Parent and Merger Sub of this Agreement and any other instrument required hereby to be executed and delivered at the Closing will not, and the performance of the respective agreements of, and obligations under, this Agreement by Parent and Merger Sub will not, require any clearance, consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Law or regulation, (iii) the filing of a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC in accordance with the Securities Act, and the filing of the Joint Proxy Statement/Prospectus with the SEC under the Exchange Act, (iv) such clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws, (v) for the filing of the Articles of Merger or other documents as required by the MBCA and (vi) such other clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications which, if not obtained or made, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance; Permits.

(a) Parent is and has been in material compliance with and is not in material default or violation of (and has not received any notice of material non-compliance, default or violation with respect to) any Law applicable to it or by which any of its properties are bound or affected.

(b) Since January 1, 2003, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of U.S. Federal or state securities laws, a material breach of fiduciary duty or similar material violation by Parent, any of its Subsidiaries or any of their respective officers, director, employees or agents to any officer of Parent, the Parent Board or any member or committee thereof.

(c) Parent holds all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Entities that are material to the operation of its business as currently conducted (collectively, the “Parent Permits”). The Parent Permits are in full force and effect, have not been violated in any material respect and no suspension, revocation or cancellation thereof has, to Parent’s knowledge, been threatened, and to Parent’s knowledge there is no action, proceeding or investigation pending or threatened, seeking the suspension, revocation or cancellation of any Parent Permits. No Parent Permit shall be terminated or cease to be effective as a result of the consummation of the transactions contemplated by this Agreement, other than as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by Parent since January 1, 2002 with the SEC (collectively, the “Parent SEC Reports”). The Parent SEC Reports, including all forms, reports and documents filed by Parent with the SEC between the date hereof and the Closing Date, (i) were and, in the case of Parent SEC Reports filed after the date hereof, will be, prepared in all material respects in accordance with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) and, in the case of such forms, reports and documents filed by Parent with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Parent is required to file any forms, report, schedules or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Parent SEC Reports, including any Parent SEC Reports filed between the date of this Agreement and the Closing, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects (or will fairly present in all material respects) the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of the operations and cash flows of Parent and its consolidated Subsidiaries for the periods indicated, except as otherwise explained therein and except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been made and are not expected to be material in amount, either individually or in the aggregate. The unaudited balance sheet and notes related thereto of Parent contained in Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Parent Form 10-Q”) is referred to herein as the “Parent Balance Sheet.”

(c) Neither Parent nor any of its Subsidiaries is a party to any securitization transaction or off-balance sheet arrangement (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act). To Parent’s knowledge, since January 1, 2002, KPMG LLP, which has expressed its opinion with respect to the financial statements of Parent and its Subsidiaries included in the Parent SEC Reports (including the related notes), is (i) “independent” with respect to Parent and its Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(d) The chief executive officer and chief financial officer of Parent have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and Parent is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of the NASDAQ.

(e) Each of the consolidated financial statements (including any related notes and schedules) contained in the Parent SEC Reports accurately reflects the revenues and costs relating to the parent Material Contracts.

(f) Since January 1, 2003, neither Parent nor any of its Subsidiaries nor, to the Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received any written complaint, assertion or claim alleging that Parent or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal controls over financial reporting.

Section 4.8 Disclosure Controls and Procedures; Internal Controls Over Financial Reporting. Parent has:

(a) designed and maintains a system of disclosure controls and procedures to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to allow Parent’s chief executive officer and chief financial officer to make the certifications required under the Exchange Act with respect to such reports;

(b) designed and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2004 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such internal controls were effective using the framework specified in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Parent Form 10-K”);

(c) (i) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design or operation of Parent’s internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (ii) identified for Parent’s auditors any material weaknesses in internal controls; and

(d) provided to the Company true and correct copies of any of the foregoing disclosures to its auditors or the Audit Committee of the Parent Board (the “Parent Audit Committee”) that have been made in writing from January 1, 2003 through the date hereof, and will promptly provide to the Company true and correct copies of any such disclosures that are made after the date hereof.

Section 4.9 Absence of Certain Changes or Events. From the date of the Parent Balance Sheet, Parent has conducted its business in the ordinary course of business consistent with past practice and, since such date and through the date hereof, there has not occurred any: (a) Parent Material Adverse Effect, (b) amendments to or changes in the Parent Charter or Parent Bylaws, (c) material damage to, destruction or loss of any asset of Parent (whether or not covered by insurance), (d) change by Parent in its accounting methods, principles or practices, (e) revaluation by Parent of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice, (f) sale of a material amount of assets (tangible or intangible) of Parent, (g) recalls, field notifications or field corrections with respect to products manufactured by or on behalf of Parent or (h) other action or event that would have required the consent of the Company pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

Section 4.10 No Undisclosed Liabilities.

(a) Except as reflected in the Parent Balance Sheet, Parent has no liabilities (absolute, accrued, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of Parent or in the notes thereto, other than any liabilities or obligations (i) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, (ii) incurred in connection with the transactions contemplated by this Agreement and (iii) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent is not a party to and has no commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Parent in the Parent’s consolidated financial statements.

Section 4.11 Absence of Litigation; Investigations. There are no material claims, actions, suits, proceedings, governmental investigations, inquiries or subpoenas (other than challenging or otherwise arising from or relating to the Merger or any of the other transactions contemplated by this Agreement) (a) pending against Parent or any of its properties or assets, (b) to Parent’s knowledge, threatened against Parent, or any of its properties or assets or (c) whether filed or threatened, that have been settled or compromised by Parent within three years prior to the date of this Agreement and at the time of such settlement or compromise were material, which claims, actions, suits, proceedings investigations, inquiries or subpoenas referred to in clause (a) and (b) above would reasonably be expected to have a Parent Material Adverse Effect. Parent is not subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material to Parent or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. There has not been, nor are there currently pending, any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 4.12 Agreements, Contracts and Commitments. For purposes of this Agreement, the term “Parent Material Contracts” shall mean any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Parent is a party or by which it or any of its assets is bound, and which:

(i) (A) has a remaining term of more than one year from the date hereof, (B) cannot be unilaterally terminated by Parent at any time, without material penalty, within thirty (30) days of providing notice of termination and (C) involves the payment or receipt of money in excess of $100,000 per year;

(ii) involves the payment or receipt of money in excess of $250,000 in any year;

(iii) contains covenants limiting the freedom of Parent to sell any products or services of or to any other Person, engage in any line of business, compete with any Person or operate at any location;

(iv) was entered into with any of its officer, directors or employees;

(v) is a service, operating or management agreement or arrangement with respect to any of Parent’s assets or properties (whether leased or owned), other than those that are terminable by Parent on no more than thirty (30) days’ notice without liability or financial obligation to Parent;

(vi) is a dealer, distributor, joint marketing or development contract under which it has continuing material obligations to jointly market any product, technology or service and which may not be terminated without penalty upon notice of ninety (90) days or less, or any contract pursuant to which Parent has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Parent;

(vii) includes any indemnification, guaranty or warranty obligations, other than contracts entered into in the ordinary course of its business;

(viii) is a mortgage, indenture, guaranty, loan or credit agreement, security agreement or other agreement or instrument relating to indebtedness for borrowed money or the extension of credit;

(ix) is a settlement agreement pursuant to which Parent has ongoing obligations;

(x) is a Parent Real Property Lease; or

(xi) is an agreement to enter into any of the foregoing.

(b) All of the Parent Material Contracts that are required to be described in the Parent SEC Reports (or to be filed as exhibits thereto) are so described or filed and are enforceable and in full force and effect (except as such enforceability may be subject to Laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies).

(c) (i) There has been no breach or violation of, or default by Parent or any of its Subsidiaries under, any of the Parent Material Contracts, except for such breaches, violations and defaults which have been waived and (ii) no event has occurred with respect to Parent or any of its Subsidiaries which, with or without the giving of notice, the lapse of time or both, would constitute a breach, violation or default under, or give rise to a right of termination, modification, cancellation, foreclosure, prepayment or acceleration under, or result in the imposition of a Lien pursuant to, any of the Parent Material Contracts, which breach, violation or default referred to in clauses (i) or (ii) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Section 4.12(d) of the Parent Disclosure Schedule contains a complete and accurate list, and true and complete copies have been delivered or made available to the Company, of all Parent Material Contracts in

effect as of the date hereof other than the Parent Material Contracts which are listed as an exhibit to the Parent Form 10-K or the Parent Form 10-Q or as otherwise set forth on Section 4.12(d) of the Parent Disclosure Schedule.

Section 4.13 Employee Benefit Plans, Options and Employment Agreements.

(a) Section 4.13(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates or to which Parent, any of its Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may have any liability for premiums or benefits for the benefit of employees located in the United States (collectively, the “Parent Employee Plans”).

(b) With respect to each Parent Employee Plan, Parent has made available to the Company complete and accurate copies of (i) such Parent Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter from the Internal Revenue Service, (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all Personnel, payroll and employment manuals and policies and (vii) the most recent financial statements for each Parent Employee Plan that is funded.

(c) Each Parent Employee Plan has been administered in all material respects in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and materially in accordance with its terms and each of Parent, its Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Parent Employee Plan and have timely made (or timely will make) all required contributions thereto. All filings and reports as to each Parent Employee Plan required to have been submitted to the Internal Revenue Service or to the U.S. Department of Labor have been timely submitted. With respect to the Parent Employee Plans, no event has occurred, and, to Parent’s knowledge, there exists no condition or set of circumstances in connection with which Parent, its Subsidiaries or any plan participant could be subject to any material liability (including penalties or taxes) under ERISA, the Code or any other applicable Law, nor will the negotiation or consummation of the transactions contemplated by this Agreement give rise to any such material liability.

(d) With respect to the Parent Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of Parent. The assets of each Parent Employee Plan which is funded are reported at their fair market value on the books and records of such Parent Employee Plan.

(e) No Parent Employee Plan has assets that include securities issued by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates.

(f) All of the Parent Employee Plans that are Qualified Plans have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Parent Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Parent has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Qualified Plan. To Parent’s knowledge, no such determination, opinion or advisory letter has been revoked and revocation has not been threatened, and no such Parent Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Qualified Plan that will result in material liability to Parent. Each Parent Employee Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies in all material respects the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code, as the case may be, for each plan year ending prior to the Closing Date for which testing is required to be completed.

(g) None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has ever (i) maintained a Parent Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to ERISA. No Parent Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(h) To the extent permitted by applicable Law, each Parent Employee Plan (other than the Parent Stock Plans or an employment, severance, change in control or similar agreement with an individual) may be unilaterally amended or terminated by Parent or one or more of its Subsidiaries party thereto or covered thereby at any time without material liability to Parent or any of its Subsidiaries as a result thereof, other than for benefits accrued as of the date of such amendment or termination and routine administrative costs.

(i) Other than as required under Section 601 et seq. of ERISA, none of the Parent Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under the Parent’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any Person following retirement or other termination of employment. Section 4.13(i) of the Parent Disclosure Schedule lists each Parent Employee Plan which provides benefits after termination of employment (other than medical benefits required to be continued under Section 4980B of the Code and part 6 of Subtitle B of Title I of ERISA) and normal claims for benefits under Parent’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) and the present value of benefits accrued under each such Parent Employee Plan are fully funded, fully covered by insurance or reflected on the Parent Balance Sheet in accordance with GAAP.

(j) There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to Parent’s knowledge, threatened, with respect to any Parent Employee Plan, other than claims for benefits in the ordinary course. No Parent Employee Plan is, or within the last two calendar years has been, the subject of, or has received notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(k) To Parent’s knowledge, each individual who has received compensation for the performance of services on behalf of Parent, any of its Subsidiaries or their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Law.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to each Parent Employee Plan that covers employees outside the United States (i) such Parent Employee Plan is in compliance with all applicable Laws of each applicable jurisdiction, (ii) there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to Parent’s knowledge, threatened, with respect to such Parent Employee Plan, other than claims for benefits in the ordinary course, (iii) all liabilities with respect to such Parent Employee Plan are set forth on a consolidated balance sheet of Parent and its Subsidiaries or in the notes thereto in accordance with GAAP and (iv) no such Parent Employee Plan is, or within the last two calendar years has been, the subject of, or has received notice that it is the subject of, an examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program that has given rise to or is reasonably expected to give rise to any liability. Section 4.13(l) of the Parent Disclosure Schedule lists each country in which Parent or any of its Subsidiaries or affiliates has operations and the number of employees in each such country.

(m) Section 4.13(m) of the Parent Disclosure Schedule sets forth a true, complete and correct list of: (i) all employment agreements with employees of Parent or any of its Subsidiaries (other than at-will offer letters that are consistent with Parent’s general form and do not provide for severance payments or benefits, notice periods for termination or change of control benefits), (ii) all employees or former employees of Parent who have executed a non competition agreement with Parent, (iii) all severance agreements, programs and policies of Parent or any of its Subsidiaries with or relating to its employees, excluding programs and policies required to be maintained by Law and (iv) all plans, programs, agreements and other arrangements of Parent or any of its Subsidiaries pursuant to which payments (or acceleration of benefits or vesting of options or lapse of repurchase rights) may be required upon, or may become payable directly or indirectly as a result of or in connection with, the negotiation or consummation of the transactions contemplated by, or the execution of, this Agreement. True, complete and correct copies of each of the foregoing agreements to which any employee of Parent is a party have been made available to Company.

(n) All contributions required to be made with respect to any Parent Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Parent Balance Sheet. There are no pending, threatened or reasonably anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Parent Employee Plan, or otherwise involving any such Plan (other than routine claims for benefits).

(o) The negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of Parent or any of its Subsidiaries to severance pay, or any other payment from Parent or any of its Subsidiaries or (ii) accelerate the time of payment or vesting, cause a lapse of repurchase rights or increase the amount of compensation due any such employee or officer. There is no Parent Employee Plan or other contract, agreement, plan or arrangement that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G (determined without regard to Section 280G(b)(4) of the Code) as a result of the Merger or 162(m) of the Code.

Section 4.14 Labor Matters.

(a) Parent is in compliance in all material respects with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(b) There are no personnel manuals or handbooks applicable to employees of Parent, other than those set forth in Section 4.14(b) of the Parent Disclosure Schedule, true and complete copies or written summaries of which have heretofore been provided to the Company.

(c) There are no actions, suits, claims, grievances, investigations, or other proceedings pending or, to Parent’s knowledge, threatened, between (i) Parent (and/or any of its current or former officers, directors, employees, or representatives, in their capacities as such), on the one hand, and (ii) any of Parent’s current or former employees, consultants or independent contractors, any applicant for employment or any Governmental Entity, on the other hand, which actions, suits, claims, grievances, investigations or other proceedings have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent has good labor relations, and Parent and its employees, agents or representatives have not committed any unfair labor practice as defined in the National Labor Relations Act. Parent is not a party to, bound by or subject to (and none of Parent’s properties or assets is bound by or subject to) any labor agreement, collective bargaining agreement, work rules or practices or any other labor-related agreements or arrangements with any labor union, labor organization, trade union or works council. There are no labor agreements, collective bargaining agreements, work rules or practices or any other labor-related agreements or arrangements that pertain to any of the employees of Parent, and no employees of Parent are represented by any labor union, labor organization, trade union or works council with respect to their employment with Parent.

(e) To Parent’s knowledge, there are no current labor union organizing activities with respect to any employees of Parent, no labor union, labor organization, trade union, works council, or group of employees of Parent has made a pending demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To Parent’s knowledge, there are no labor disputes, strikes, slowdowns, work stoppages, lockouts or threats thereof against or affecting Parent.

(f) To Parent’s knowledge, no employee of Parent is in violation of any term of any patent disclosure agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent because of the nature of the business conducted by Parent or relating to the use of trade secrets or proprietary information of others. As of the date of this Agreement, no (i) key employee has given notice to Parent that such key employee intends to terminate his or her employment with Parent or (ii) group of key employees has given notice to Parent that any of such key employees intends to terminate his or her employment with Parent.

(g) Parent is and has been in compliance with all notice and other requirements under the WARN Act and any similar foreign, state or local Law relating to plant closings and layoffs. Parent is not currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law. Section 4.14(g) of the Parent Disclosure Schedule contains a true and complete list of the number of individuals at each site of employment or facility who suffered an “employment loss” (as defined in the WARN Act) of the Company during the 90-day period prior to the date of this Agreement. Section 4.14(g) of the Parent Disclosure Schedule shall be updated immediately prior to the Closing with respect to the 90-day period prior to the Closing.

(h) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which Parent is a party.

Section 4.15 Properties; Encumbrances.

(a) Parent has good and valid title to, or a valid leasehold interest in, all the properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the Parent Balance Sheet (except for personal property sold since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice). All Parent Real Property (as defined below) and all assets reflected in the Parent Balance Sheet are free and clear of all Liens, except for (i) Liens reflected on the Parent Balance Sheet, which Liens do not materially impair the use, value or operation of the property or assets subject thereto, (ii) Liens for current taxes not yet due and payable and (iii) any other Liens that do not materially impair the use, value or operation of the property or assets subject thereto.

(b) Section 4.15(b) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all real property owned, leased, subleased or licensed by Parent and the location of such premises (the “Parent Real Property”). The Parent Real Property includes all of the real property used in connection with, held for use in connection with, or necessary for the operation of the businesses of Parent. True and complete copies of all material real property leases, licenses or other occupancy agreements to which Parent is a party (collectively, the “Parent Real Property Leases”) have been delivered to or made available to the Company prior to the date hereof

(c) All Parent Real Property Leases are in full force and effect (except as such enforceability may be subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of

Law governing specific performance, injunctive relief or other equitable remedies). There is no existing material default by Parent under any of the Parent Real Property Leases, except for the defaults set forth in Section 4.15(c) of the Company Disclosure Schedule, each of which has been waived in writing. No event has occurred with respect to Parent which, with notice or lapse of time or both, would constitute a default of any of the Parent Real Property Leases. To Parent’s knowledge, there are no defaults of any material obligations of any party other than Parent under any Parent Real Property Lease.

Section 4.16 Taxes.

(a) Parent and its Subsidiaries have filed with the appropriate taxing authorities all material Tax Returns required to be filed by them, and all such Tax Returns are true, complete and correct in all material respects. All Taxes required to be paid by Parent and its Subsidiaries have been timely paid (other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided for in accordance with GAAP). There are no Liens relating, or attributable to, Taxes on any assets of Parent or any of its Subsidiaries, other than liens relating to Taxes not yet due and payable. Neither Parent nor any Subsidiary of Parent has granted any outstanding waiver of any statute of limitations with respect to, or any outstanding extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes (exclusive of any accruals for “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) reflected in the Parent Balance Sheet are adequate to cover all Taxes of Parent and its Subsidiaries accruable through the date thereof (including Taxes being contested) in accordance with GAAP. All liabilities for Taxes of Parent and its Subsidiaries attributable to the period commencing on the date following the date of the Parent Balance Sheet were incurred in the ordinary course of business and are consistent with Parent’s past custom and practice.

(b) Each of Parent and its Subsidiaries has timely paid or withheld, with respect to itself, its employees, independent contractors, stockholders, creditors or other third parties all Federal, state and foreign Taxes required to be paid or withheld (and have timely paid over any withheld amounts to the appropriate Taxing authority). Neither Parent nor any Subsidiary of Parent has received any notice of any Tax deficiency outstanding, proposed or assessed against Parent or any such Subsidiary. No audit or other examination of any Tax Return or Taxes of Parent or any Subsidiary of Parent is presently in progress, and neither Parent nor any Subsidiary of Parent has received any written notice of any audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Tax Return or Taxes of Parent or any Subsidiary of Parent.

(c) Neither Parent nor any Subsidiary of Parent is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreements with any Person other than, in the case of Parent, any of its Subsidiaries, or in the case of any Subsidiary of Parent, Parent or any other Subsidiary of Parent. Except for the group of which Parent and its Subsidiaries are now currently members, none of Parent or its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. Except with respect to the group referred to in the preceding sentence, neither Parent nor any of its Subsidiaries is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by contract or otherwise. Neither Parent nor any Subsidiary of Parent has ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(d) Parent has made available to the Company complete and correct copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Parent or any Subsidiary of Parent with respect to the taxable years ended December 31, 2003 and 2002.

(e) Neither Parent nor any Subsidiary of Parent has agreed, nor is Parent or any Subsidiary of Parent required, to make any material adjustment under Section 481 of the Code by reason of a change in accounting method or otherwise prior to the Effective Time.

(f) Parent is not, and has never been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither Parent nor any Subsidiary of Parent has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(h) Neither Parent nor any Subsidiary of Parent has engaged in, or has any commitment to engage in, any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b).

(i) Neither Parent nor any Subsidiary of Parent has taken or agreed to take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. To Parent’s knowledge, there is no agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.17 Environmental Matters.

(a) Parent is, and at all times during the previous three years has been, in compliance in all material respects with federal, state, local and foreign Laws and regulations relating to Materials of Environmental Concern, or otherwise relating to Environmental Laws, including, but not limited to, compliance with any Parent Permits or other governmental authorizations or the terms and conditions thereof and compliance with any Laws respecting the sale, distribution or labeling of products pursuant to Environmental Laws.

(b) Parent has not received any written notice, whether from a governmental authority or otherwise, alleging any violation of or noncompliance with any Environmental Laws by Parent for which it is responsible, except for any such matters that have been substantially resolved without material outstanding obligations owed by or to Parent.

(c) There is no writ, injunction, decree, or order outstanding, and there is no pending or, to Parent’s knowledge, threatened claim, action, investigation or notice by any Person alleging potential liability on the part of Parent or any of its Subsidiaries for investigatory, cleanup or governmental response costs, natural resource or property damages, personal injuries, attorney’s fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by Parent, now or in the past, or otherwise caused by Parent or by the actions of any other party for which Parent would be liable by contract or pursuant to Environmental Laws or (ii) any violation, or alleged violation, of any Environmental Law (collectively, “Parent Environmental Claims”), except where such Parent Environmental Claims would not have a Parent Material Adverse Effect or otherwise require disclosure in the Parent SEC Reports.

(d) There are no facts or circumstances known to Parent that could reasonably be expected to form the basis of any Parent Environmental Claim against Parent or against any other Person whose liability for any Parent Environmental Claim Parent has retained or assumed (either contractually or by operation of Law), except where such Parent Environmental Claim, if made, would not have a Parent Material Adverse Effect or otherwise require disclosure in the Parent SEC Reports.

(e) Parent has made available to the Company all material assessments, reports, data, results of investigations and audits that are in the Company’s possession which relate to the business of Parent and its compliance (or non-compliance) with any Environmental Laws.

Section 4.18 Intellectual Property.

(a) For purposes of this Agreement, the term “Parent Registered Intellectual Property” means all Registered Intellectual Property owned by Parent or any of its Subsidiaries.

(b) Section 4.18(b) of the Parent Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Parent Registered Intellectual Property. All right, title and interest in and to the Parent Registered Intellectual Property is owned solely by Parent, free and clear of all Liens (other than Permitted Liens). During the two years preceding the date hereof, Parent has not disposed of any Parent Registered Intellectual Property.

(c) The Parent Registered Intellectual Property is subsisting, and has not expired or been cancelled or abandoned.

(d) There is no pending or, to Parent’s knowledge, threatened, and at no time within the three years prior to the date of this Agreement has there been pending any, material lawsuit, arbitration or other adversarial proceeding before any Governmental Entity in any jurisdiction alleging that any activities or conduct of Parent’s business infringes or will infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any third party or challenging the ownership, validity, enforceability or registrability of any Intellectual Property owned by Parent.

(e) Parent is not a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings which (i) restrict Parent’s rights to use any Intellectual Property owned by and material to the business of the Parent as currently conducted, (ii) restrict the conduct of the business of Parent as currently conducted in order to accommodate any third party’s Intellectual Property rights, or (iii) permit third parties to use any Intellectual Property owned by and used in the business of Parent as currently conducted.

(f) The conduct of the business of Parent as currently conducted does not, to Parent’s knowledge, infringe upon, violate or constitute the unauthorized use of any Intellectual Property rights owned by any third party.

(g) Parent has taken reasonable measures to protect the proprietary nature of the Intellectual Property owned by Parent that is material to the business of Parent as currently conducted, taking into consideration the type of Intellectual Property being protected and the customary practice in the industry.

(h) To Parent’s knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by Parent that is material to the business of Parent as currently conducted, and no Intellectual Property misappropriation, infringement dilution or violation suits, arbitrations or other adversarial proceedings have been brought before any court, government agency or arbitral tribunal against any third party by Parent which remain unresolved.

(i) Parent has not (i) disclosed to any third Person any material confidential source code for any product currently being marketed, sold, licensed or developed by Parent except pursuant to an appropriate non-disclosure agreement (each such product, a “Parent Proprietary Product”), or (ii) made any such source code subject to any open source license, nor is Parent obligated to make the source code for such Parent Proprietary Product generally available.

(j) Except as set forth in Section 4.18(j) of the Parent Disclosure Schedule, Parent does not have any obligation to pay any third party any royalties or other fees in excess of $100,000 in the aggregate in calendar year 2005 or any annual period thereafter for the use of Intellectual Property and no obligation to pay such royalties or other fees in excess of $250,000 in the aggregate will result from the execution and delivery by Parent of this Agreement and the consummation of the transactions contemplated by this Agreement.

(k) Parent is not in violation of any license, sublicense, agreement or instrument to which Parent is party or otherwise bound under which Parent derives rights to Intellectual Property that is material to Parent’s business as currently conducted, nor will the consummation by Parent of the transactions contemplated hereby result in any loss or impairment of ownership by Parent of, or the right of any of them to use, any Intellectual Property that is material to the business of Parent as currently conducted, nor, to Parent’s knowledge, require the consent of any Governmental Entity or third party with respect to any such Intellectual Property.

(l) Parent is not a party to any agreement under which a third party would be entitled to receive or expand a license or any other right to any material Intellectual Property of the Company as a result of the consummation of the transactions contemplated by this Agreement.

(m) The information technology systems (including, without limitation, all computer hardware, software, firmware and telecommunications systems) owned, licensed, leased or otherwise held for use by Parent that are material to the conduct of Parent’s business as currently conducted operate in material conformance with their applicable specifications or documentation for such systems and generally perform reliably. Parent has taken reasonable steps to provide for archival, back-up, recovery and restoration of critical business data in a manner that is customary in the industry.

Section 4.19 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Parent have been made available to the Company. Each such policy is in full force and effect and all premiums due thereon have been paid in full. None of such policies shall terminate or lapse (or be otherwise adversely affect) by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 4.20 Interested Party Transactions. Since December 31, 2003, no event has occurred that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57.

Section 4.21 Brokers. No broker, finder or investment banker (other than Piper Jaffray & Co. (“Piper Jaffray”), Parent’s financial advisor, whose fees and expenses will be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent has furnished to the Company a complete and correct copy of all agreements between Parent and Piper Jaffray pursuant to which Piper Jaffray would be entitled to any such payment.

Section 4.22 Opinion of Financial Advisor of Parent. Piper Jaffray has delivered to Parent an opinion dated on the date of this Agreement to the effect that as of such date, the Merger Consideration is fair, from a financial point of view, to Parent. Parent has provided a true, complete and correct copy of such opinion to the Company. As of the date hereof, such opinion has not been withdrawn, revoked or modified.

Section 4.23 Anti-Takeover Statute Not Applicable; Parent Rights Plan Not Applicable.

(a) No Takeover Statute is applicable to Parent’s consummation of the Merger or the other transactions contemplated by this Agreement.

(b) The Company shall not be deemed to be an “Acquiring Person” (as such term is defined in the Parent Rights Plan) as a result of the (i) approval, execution, delivery or performance of this Agreement, (ii) consummation of the Merger or any other transactions contemplated by this Agreement or (iii) public announcement of any of the foregoing.

Section 4.24 Foreign Corrupt Practices Act. Neither Parent nor any of its Subsidiaries, nor any director, officer, agent or employee of Parent or any of its Subsidiaries, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment or offered anything of value to foreign or domestic government officials, government employees, political parties or campaigns, (c) made any other unlawful payment or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause any of them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law of similar effect.

Section 4.25 Customers and Suppliers.

(c) Set forth in Section 4.25(a) of the Parent Disclosure Schedule is a list of the ten largest customers of Parent and its Subsidiaries, taken as a whole, based on the dollar value of materials or products purchased by such customers from the Parent and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2004. Since December 31, 2004, there has not been, nor as a result of the transactions contemplated hereby is there anticipated to be, any adverse change in relations or purchase arrangements with, any of these major customers, except for any changes that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s knowledge, none of these major customers is or is about to become (i) insolvent or (ii) subject to any voluntary or involuntary bankruptcy or similar proceedings.

(d) Set forth in Section 4.25(b) of the Parent Disclosure Schedule is a list of the ten largest suppliers of Parent and its Subsidiaries, taken as a whole, based on the dollar value of materials or products purchased by Parent and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2004. Since December 31, 2004, there has not been, nor as a result of the transactions contemplated hereby is there anticipated to be, any adverse change in relations or supply arrangements with, any of these major suppliers, except for any changes that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s knowledge, none of these major suppliers is or is about to become (i) insolvent or (ii) subject to any voluntary or involuntary bankruptcy or similar proceedings.

Section 4.26 Product Liability, Warranty and Recall

(a) Section 4.26(a) of the Parent Disclosure Schedule sets forth a list of all recalls, field notifications, field corrections and safety alerts with respect to products manufactured and/or distributed by Parent or any of its Subsidiaries, or by any third party on behalf of Parent or any of its Subsidiaries, in each case since January 1, 2002, and the dates, if any, that such recalls, field notifications, field corrections and safety alerts were resolved or closed.

(b) Since January 1, 2002, neither Parent nor any of its Subsidiaries has received any written claims for product liability or breach of warranty related to a particular product in excess of $500,000, either individually or in the aggregate, nor has Parent or any of its Subsidiaries received any written notice of any material product defect, given written notice to any customer of any defect or deficiency with respect to any products designed, manufactured, assembled, repaired, maintained, delivered or installed or services rendered prior to the Closing Date. Neither Parent nor any of its Subsidiaries has committed any act, and there has been no omission, which may result in, and there has been no occurrence which may give rise to, product liability or liability for breach of warranty (whether covered by insurance or not) on the part of Parent or any of its Subsidiaries, with respect to products designed, manufactured, assembled, sold, repaired, maintained, delivered or installed or services rendered prior to or on the Closing Date, except for any acts, omissions or occurrences that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE V

INTERIM CONDUCT OF BUSINESS

Section 5.1 Mutual Affirmative Covenants. Except as described in Section 5.1(a) of the Company Disclosure Schedule in the case of the Company, or Section 5.1(b) of the Parent Disclosure Schedule in the case of Parent, or to the extent the Company or Parent, as the case may be, otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each party hereto shall (i) conduct its business only in, and shall not take any action except in, the ordinary course and in a manner that is consistent with past practices and in compliance in all material respects with all applicable Laws, and (ii) use commercially reasonable efforts to preserve intact its business organization, keep available the services of its current officers, employees and consultants, and preserve its present relationships with customers, suppliers, distributors and other Persons with which it has significant business relations.

Section 5.2 Company Restrictive Covenants. Except as described in Section 5.2 of the Company Disclosure Schedule, or to the extent that Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not (and shall cause each of its Subsidiaries not to):

(a) amend or otherwise change its articles of incorporation, bylaws or other equivalent organizational documents;

(b) issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its capital stock, or any other ownership interest in the Company or such Subsidiary, other than grants of stock options to employees of the Company to purchase of up to an aggregate of 50,000 shares of the Company Common Stock;

(c) sell, pledge, mortgage, dispose, lease, license or encumber any of its properties or assets (whether tangible or intangible), or suffer to exist any Lien thereupon other than (i) sales of assets not to exceed $100,000 in the aggregate or (ii) sales, leases or licenses of the Company Proprietary Products in the ordinary course of business consistent with past practice;

(d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly-owned Subsidiary of the Company may declare and pay a dividend to its parent company or the Company, as applicable, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any of its securities, or any option, warrant or right to acquire any such securities, or propose to do any of the foregoing, other than pursuant to the exercise of repurchase rights with respect to unvested shares held by individuals terminating employment or service;

(e) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other Person or any equity interest in any other Person;

(f) (i) incur any indebtedness for borrowed money, (ii) issue any debt securities, (iii) assume, guaranty, endorse or otherwise become responsible for (whether directly, contingently or otherwise) the obligations of any Person for borrowed money or (iv) make any loans or advances or capital contributions to, or investments in, any other Person, except in the ordinary course of business and consistent with past practice;

(g) (i) amend any Company Material Contract in any material respect or enter into any agreement that would be deemed to be a Company Material Contract, (ii) terminate, cancel or waive any right under any Company Material Contract, other than in the ordinary course of business consistent with past practice or (iii) enter into, amend or terminate any Company Real Property Lease;

(h) take any action to cause any Takeover Statute to apply (or fail to take any action to prevent any Takeover Statute from applying) to this Agreement, the Company Shareholder Voting Agreements or the transactions contemplated hereby and thereby;

(i) make or authorize any capital expenditures or purchase of fixed assets, other than in the ordinary course of business, consistent with past practice;

(j) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date of this Agreement in any manner that is materially adverse to it, other than extensions of warranties in the ordinary course of business;

(k) (i) increase the compensation payable or to become payable to its directors or officers or employees, (ii) hire or promote any officer or director-level employee or appoint any director, (iii) make any loan, advance or capital contribution (other than loans or advances of reasonable relocation expenses), grant any severance or termination pay to any current or former officers or employees or enter into or amend any Company Employee Plan or other plan, contract, agreement or arrangement that would be a Company Employee Plan, (iv) establish, adopt, enter into or amend any collective bargaining agreement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of its current or former directors, officers or employees, (v) pay any discretionary bonuses to any of its officers or (vi) materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by applicable Law or contractual commitments which are existing as of the date of this Agreement and listed in Section 3.13 of the Company Disclosure Schedule;

(l) take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any assumption underlying, or method of calculating, any bad debt contingency or other reserve except, in each case, as required under GAAP or applicable Law;

(m) (i) make any Tax election inconsistent with past practice, (ii) change any Tax election already made, (iii) settle or compromise any Tax liability or agree to an extension of a statute of limitations related to Taxes, (iv) fail to file any Tax Return when due (or, alternatively, fail to file for available extensions of such Tax Returns) or fail to cause such Tax Returns when filed to be complete and accurate or (v) fail to pay any Taxes when due;

(n) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge or satisfaction effected in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company Balance Sheet;

(o) fail to pay accounts payable and other obligations in the ordinary course of business;

(p) accelerate the collection of receivables or modify the payment terms of any receivables, other than in the ordinary course of business consistent with past practice;

(q) sell, securitize, factor or otherwise transfer any accounts receivable;

(r) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than as expressly provided in this Agreement);

(s) (i) at any time within the 90-day period before the Effective Time, without complying fully with the notice and other requirements of the WARN Act, effectuate (A) a “plant closing” (as defined in the WARN Act) effecting any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of its Subsidiaries or (B) a “mass layoff” (as defined in the WARN Act) at any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of its Subsidiaries or (ii) terminate or lay off employees in such numbers as to give rise to liability under any applicable Laws governing the payment of severance pay, separation pay, termination pay, pay in lieu of notice of termination, redundancy pay or the payment of any other compensation, premium or penalty upon termination of employment, reduction of hours or temporary or permanent layoffs (it being understood and hereby agreed that for purposes of the WARN Act and this Agreement, the Effective Time is and shall be the same as the “effective date” within the meaning of the WARN Act);

(t) take any action that would, or would reasonably be expected to, prevent or materially impair or delay its ability to consummate the transactions contemplated by the Agreement;

(u) take any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect, or prevent it from performing or cause it not to perform its covenants hereunder, in each case, such that the conditions set forth in Section 7.2 would not be satisfied;

(v) settle or compromise any claim, action or litigation, other than in the ordinary course of business;

(w) abandon, cancel, dedicate to the public or fail to diligently prosecute and maintain any its Intellectual Property that is material to the conduct of its business as currently conducted, other than in the ordinary course of business consistent with past practices; or

(x) amend, terminate or waive any provision under the Company Rights Plan, or redeem any Company Rights issued thereunder;

(y) amend, terminate or waive any provision under any Amendment Agreement; or

(z) authorize, take or agree in writing or otherwise to take, any of the actions described in (a) through (y) above, inclusive.

Section 5.3 Parent Restrictive Covenants. Except as described in Section 5.3 of the Parent Disclosure Schedule, or to the extent that the Company otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent shall not (and shall cause each of its Subsidiaries not to):

(a) amend or otherwise change its certificate of incorporation, bylaws or other equivalent organizational documents;

(b) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock;

(c) issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, more than 15% of the outstanding shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire more than 15% of the outstanding shares of its capital stock of any class, in each case excluding grants of restricted stock and/or stock options to directors, officers and employees of Parent under existing equity incentive plans in the ordinary course of business;

(d) acquire (by merger, consolidation or acquisition of stock or assets or otherwise and including the acquisition of an equity interest in) any other Person (i) conducting business to a material extent in the macro inspection portion of the semiconductor equipment industry or (ii) for consideration consisting of more than 15% of the issued and outstanding shares of Parent Common Stock;

(e) take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any assumption underlying, or method of calculating, any bad debt contingency or other reserve except, in each case, as required under GAAP or applicable Law;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than as expressly provided in this Agreement);

(g) take any action that would, or would reasonably be expected to, prevent or materially impair or delay its ability to consummate the transactions contemplated by the Agreement;

(h) take any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect, or prevent it from performing or cause it not to perform its covenants hereunder, in each case, such that the conditions set forth in Section 7.2 would not be satisfied; or

(i) amend, terminate or waive any provision under the Parent Rights Plan, or redeem any Parent Rights issued thereunder;

(j) authorize, take or agree in writing or otherwise to take, any of the actions described in (a) through (h) above, inclusive.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access to Information; Notice of Certain Matters.

(a) Subject to the terms of this Section 6.1, each of Parent and the Company shall (and shall cause its Subsidiaries and its and their respective directors, officers, employees, auditors, agents and other representatives to) afford to the other party, and its officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives reasonable access during normal business hours to all of its books and records, properties, plants and Personnel; provided, however, that any such access shall be conducted under the supervision of Personnel of the party providing such access and in a manner that does not interfere with the normal operations of the party providing such access.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon any director or officer of the Company or Parent (as applicable) becoming aware of (i) any complaints, investigations or hearings (or written communications indicating that the same may be contemplated) initiated by any Governmental Entity, or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party fully informed of such events and (ii) the occurrence, or failure to occur, of any event, that would be reasonably likely to cause any of the conditions set forth in ARTICLE VII applicable to it not to be satisfied.

(c) Notwithstanding anything to the contrary set forth herein, nothing in this Section 6.1 shall require the Company or Parent to disclose any information that, in its sole and absolute discretion, (i) it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law or binding order (including any Antitrust Law (as defined in Section 9.3)), (ii) the disclosure of which would jeopardize any attorney-client or other legal privilege or (iii) the disclosure of which would conflict with, violate or cause a default under any existing agreement to which it is a party.

(d) No information received pursuant to an investigation made under this Section 6.1 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the parties set forth in this Agreement or any certificate or other instrument delivered to other party in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, (iii) limit or restrict the remedies available to the parties under applicable Law arising out of a breach of this Agreement or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in ARTICLE VII hereof.

(e) Each of Parent and the Company shall (and shall cause its directors, officers, employees, auditors, agents and other representatives to) hold in confidence all non-public information acquired from the other party or the other party’s representatives as a result of any investigation contemplated by this Section 6.1 in accordance with the terms of the two letter agreements between Parent and the Company, each dated as of April 4, 2005 (collectively, the “Confidentiality Agreement”).

Section 6.2 No Solicitation.

(a) Each of the Company and Parent shall, and shall cause each of their respective Subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by them) to (i) immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal and (ii) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Subject to the terms of this Section 6.2, the Company and Parent shall not, and shall cause each of their respective Subsidiaries, directors, officers, employees, agents or representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by it) not to, directly or indirectly through another Person, (x) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage, any inquiries with respect to or the making of any proposal that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (except to disclose the existence of this Section 6.2), (y) participate in any discussions or negotiations regarding an Acquisition Proposal (except to disclose the existence of this provision) or (z) enter into or execute any letter of intent, memorandum of understanding, agreement in principle, merger agreement or similar agreement directly or indirectly constituting or relating to an Acquisition Proposal (other than a confidentiality agreement entered into in the circumstances referred to in, and consistent with the provisions of, Section 6.2(c)). Any violation of the foregoing restrictions by any representative of a party (including any investment banker, financial advisor, attorney, accountant or other representative retained by them), whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of such party or otherwise, shall be deemed to be a breach of this Agreement by such party.

(b) Notwithstanding anything to the contrary set forth herein, in the event that the Company or Parent shall receive an unsolicited bona fide written Acquisition Proposal after the date of this Agreement and prior to its respective Special Meeting, the party receiving such Acquisition Proposal shall be permitted to engage in discussions and negotiations with, and provide nonpublic information or data to, the Person making such Acquisition Proposal, provided that (i) the party receiving such Acquisition Proposal has entered into a confidentiality agreement with the Person making such Acquisition Proposal having provisions that are no less favorable to such party than those contained in the Confidentiality Agreement and (ii) the Board of Directors of the party receiving such Acquisition Proposal has reasonably determined in good faith (after consultation with its outside legal counsel) that it is necessary to take such action in order to comply with its fiduciary duties under applicable Law.

(c) Each party hereto shall notify the other parties hereto promptly (and in any event within 24 hours) after receipt of any (i) Acquisition Proposal, (ii) request for nonpublic information relating to such party by any

Person that informs such party that it is considering making, or has made, an Acquisition Proposal or (iii) inquiry from any Person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Acquisition Proposal, request or inquiry and the material terms and conditions of such Acquisition Proposal, request or inquiry (including a copy thereof if in writing and any related documentation or correspondence). Each party hereto shall also promptly (and in any event within 24 hours) notify the other parties hereto, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.2 and shall keep the other parties hereto reasonably informed of the status and terms of any such discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto that is exchanged between such party and the Person making such Acquisition Proposal.

(d) Nothing set forth in this Section 6.2 shall prohibit any party hereto from taking and disclosing to its shareholders or stockholders, as the case may be, a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that any action taken or disclosure made pursuant to such rules shall not in any way limit or modify the effect that any action taken or disclosure made pursuant to such rules has under any other provision of this Agreement.

(e) Nothing set forth in this Section 6.2 shall (i) permit any party hereto to terminate this Agreement, (ii) affect any other obligation of the parties under this Agreement, (iii) limit either Parent’s or the Company’s obligation to duly call, give notice of, convene and hold its respective Special Meeting, (iv) relieve either Parent or the Company of its obligation to submit to a vote of its shareholders or stockholders, as the case may be, either the Company Voting Proposal or the Parent Voting Proposal, as the case may be, at its respective Special Meeting or (v) permit either party hereto to submit for a vote of its shareholders or stockholders, as the case may be, at or prior to its respective Special Meeting, any Acquisition Proposal other than the Company Voting Proposal or the Parent Voting Proposal, as the case may be.

Section 6.3 Board Recommendations.

(a) Subject to the terms of this Section 6.3, neither the Company Board (or any committee thereof) nor the Parent Board (nor any committee thereof) shall:

(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party, the approval or recommendation by such Board (or any such committee) of this Agreement or the transactions contemplated hereby (any such withdrawal, amendment, modification or proposal, a “Change of Recommendation”); or

(ii) adopt, approve or recommend (or propose publicly to adopt, approve or recommend) to its shareholders or stockholders, as the case may be, that they accept any Acquisition Proposal or Superior Proposal (as defined in Section 9.3).

(b) Notwithstanding anything to the contrary set forth herein, each of the Company Board and the Parent Board may effect a Change of Recommendation, provided that (i) the Company or Parent, as the case may be, has received an Acquisition Proposal that it has deemed to be a Superior Proposal and such Superior Proposal has not been withdrawn at the time such action is taken, (ii) the Company Special Meeting or the Parent Special Meeting, as the case may be, has not occurred, (iii) the Board of the party receiving such Superior Proposal reasonably determines in good faith (after consultation with its outside legal counsel) that it is necessary to take such action in order to comply with its fiduciary duties under applicable Law and (iv) the party receiving such Superior Proposal has provided the other party five (5) Business Days prior written notice that its Board intends to effect such Change of Recommendation, specifying the material terms and conditions of such Superior Proposal (and providing a written copy thereof) and identifying the Person or Persons making such Superior Proposal.

(c) In the event that, during the foregoing five (5) Business Day period, the party hereto that has received the foregoing notice shall make a counterproposal to the party hereto that is proposing to effect a Change of Recommendation, the party that is proposing to take such action shall consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal.

(d) Nothing set forth in this Section 6.3 shall prohibit either party hereto from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that any action taken or disclosure made pursuant to such rules shall not in any way limit or modify the effect that any action taken or disclosure made pursuant to such rules has under any other provision of this Agreement.

(e) Nothing set forth in this Section 6.3 shall (i) permit either party hereto to terminate this Agreement (ii) affect any other obligation of the parties under this Agreement, (iii) limit either party’s obligation to duly call, give notice of, convene and hold its respective Special Meeting, (iv) relieve either party hereto of its obligation to submit to a vote of its shareholders or stockholders, as the case may be, the Company Voting Proposal or the Parent Voting Proposal, as the case may be, at its respective Special Meeting, or (v) permit either party hereto to submit to a vote of its shareholders or stockholders, as the case may be, at or prior to its respective Special Meeting, any Acquisition Proposal other than the Company Voting Proposal or the Parent Voting Proposal, as the case may be.

Section 6.4 Joint Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after execution of this Agreement, Parent and the Company shall cooperate with each other regarding, and shall prepare and file with the SEC, the Joint Proxy Statement/Prospectus (as amended or supplemented, the “Joint Proxy Statement/Prospectus”) to be sent to the shareholders of the Company in connection with the Company Special Meeting and to the stockholders of Parent in connection with the Parent Special Meeting, and Parent shall prepare and file the Registration Statement with the SEC. The Company and Parent shall use reasonable best efforts to cause the Registration Statement to become effective as soon as practicable thereafter.

(b) Without limiting the generality of the foregoing, each of the Company and Parent shall cause its respective representatives to fully cooperate with the other party and its respective representatives in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement, and shall, upon request, furnish the other party with all information concerning it and its Affiliates as the other may deem reasonably necessary or advisable in connection with the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement. Parent shall use reasonable efforts to take all actions required under any applicable Federal or state securities or Blue Sky Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. As promptly as practicable after the Registration Statement becomes effective, Parent and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders or shareholders, as the case may be.

(c) The information supplied or to be supplied by either Parent or the Company for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus to be sent to the shareholders of such party in connection with its Special Meeting, or to be included or supplied by or on behalf of such party for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders or stockholders, as the case may be, at the time of the Company Special Meeting, at the time any Regulation M-A Filing is filed with the SEC or as of the Effective Time, contain any untrue statement of a material fact or omit to state a any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for a Special Meeting which has since become false or misleading. The Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

(d) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company or Parent shall notify the other as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Joint Proxy Statement/Prospectus or the Registration Statement, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC with respect to any of the foregoing filings.

(e) The Company and Parent shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 6.5 Special Meetings.

(a) Each party, acting through its respective Board, shall take all actions in accordance with applicable Law, the rules of NASDAQ, the Company Charter and the Company Bylaws or the Parent Charter and the Parent Bylaws, as the case may be, to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, its respective Special Meeting for the purpose of considering and voting upon, in the case of the Company, the Company Voting Proposal and, in the case of Parent, the Parent Voting Proposal. Each of the Company and Parent shall use its reasonable best efforts to cause the Company Special Meeting and the Parent Special Meeting to be held on the same day.

(b) Subject to Section 6.3, to the fullest extent permitted by applicable Law, (i) in the case of the Company, the Company Board shall recommend approval of the Company Voting Proposal by the shareholders of the Company at the Company Special Meeting and include such recommendation in the Joint Proxy Statement/Prospectus and (ii) in the case of Parent, the Parent Board shall recommend approval of the Parent Voting Proposal by the stockholders of Parent at the Parent Special Meeting and include such recommendation in the Joint Proxy Statement/Prospectus. Unless the Board of either party, or any committee thereof, shall effect a Change of Recommendation in accordance with Section 6.3, each of the Company and Parent shall use its reasonable best efforts to solicit from its shareholders or stockholders, as the case may be, proxies in favor of the Company Voting Proposal or the Parent Voting Proposal, respectively, and to secure the Requisite Company Shareholder Approval and the Requisite Parent Stockholder Approval, respectively.

(c) The Company shall submit the Company Voting Proposal to its shareholders at the Company Special Meeting, for the purpose of acting upon such proposal, whether or not (i) the Company Board, at any time subsequent to the date of this Agreement, effects a Change of Recommendation or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Company. Parent shall submit the Parent Voting Proposal to its stockholders at the Parent Special Meeting for the purpose of acting upon such proposal, whether or not (A) the Parent Board, at any time subsequent to the date of this Agreement, effects a Change of Recommendation or (B) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to Parent. Each of the Company and Parent shall use reasonable best efforts to ensure that all proxies solicited in connection with its Special Meeting are solicited, in compliance with the rules of NASDAQ, the MBCA, the Company Charter and the Company Bylaws (in the case of the Company) and the DGCL, the Parent Charter and the Parent Bylaws (in the case of Parent), and all other applicable legal requirements. Notwithstanding anything to the contrary contained in this Agreement, each of the Company and Parent, after consultation with the other, may adjourn or postpone its respective Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its shareholders or stockholders, as the case may be, or, if as of the time for which the applicable Special Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock or Parent Common Stock, as the case may be, represented (either in Person or by proxy) to constitute a quorum necessary to conduct business at its respective Special Meeting.

(d) Following the Special Meetings and at or prior to the Closing, each of the Company and Parent shall deliver to the Corporate Secretary of the other party a certificate setting forth the voting results from its respective Special Meeting.

Section 6.6 Reasonable Best Efforts to Complete Transactions.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall cooperate fully with the other and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the Merger and the other transactions contemplated hereby, including by (i) obtaining (and cooperating with the other in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Parent or the Company, and making any and all registrations and filings that may be necessary or advisable to obtain the approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including all filings required by the HSR Act and any other applicable Antitrust Laws, (ii) obtaining all necessary consents, waivers and approvals under any of the Parent Material Contracts or Company Material Contracts, as the case may be, (iii) authorizing for listing on the NASDAQ, upon official notice of issuance, the shares of Parent Common Stock to be issued in the Merger, (iv) reserving for issuance the shares of Parent Common Stock issuable upon the exercise of all Assumed Options, (v) defending any lawsuit or other proceeding, whether brought by a Governmental Entity or other third party, seeking to challenge this Agreement or the transactions contemplated hereby, including by seeking to have lifted or rescinded any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (vi) executing any certificates, instruments or other documents that are necessary to consummate and make effective the transactions contemplated hereby and to fully carry out the purposes and intent of this Agreement, (vii) working in good faith to develop an integration plan setting forth the organizational structure of the combined business of the Company and Parent, positions and responsibilities of employees, and management goals and objectives, all in a manner consistent with reasonable commercial standards for business combinations of this type and (viii) participating in meetings with, and developing communications to, shareholders of the Company and Parent designed to solicit votes in favor of the proposed transactions.

(b) Each of the Company and Parent shall keep the other reasonably informed of the status of their respective efforts to consummate the transactions contemplated hereby, including by (i) promptly notifying the other of, and if in writing, furnishing the other with copies of any communications from or with any Governmental Entity (whether domestic, foreign or supranational) with respect to the transactions contemplated hereby, (ii) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity, (iii) not participating in any meeting with any such Governmental Entity unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate at such meeting, (iv) furnishing the other with copies of all correspondence, filings and communications between it and any such Governmental Entity with respect to this Agreement and the transactions contemplated hereby, and (v) furnishing the other with such necessary information and reasonable assistance as it may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Each of the Company and Parent may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.6 as “outside counsel only” and, in such event, such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(c) Notwithstanding anything to the contrary set forth in this Section 6.6 or elsewhere in this Agreement, neither Parent nor any of its Affiliates shall be required to (i) sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses or interests in any assets or businesses of Parent, the Company or their respective Affiliates or make any other change in any portion of the businesses of the Company or Parent or incur any other limitation on the conduct of the businesses of the Company or Parent to obtain any clearance, consent, authorization, order, approval or exemption from any Governmental Entity or agree to do, or submit to orders providing for, any of the foregoing, in each case whether before or after the Effective Time or (ii) if any Governmental Entity that has the authority to enforce any Antitrust Law seeks, or authorizes its staff to seek, a preliminary injunction or restraining order to enjoin consummation of the Merger, take or agree to take any action which Parent reasonably believes would be prohibited or restricted under such preliminary injunction or restraining order.

(d) In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party hereto shall take all such necessary action in connection therewith as may be reasonably requested by Parent.

Section 6.7 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may, after consultation with outside legal counsel, be required by applicable Law or the rules and regulations of NASDAQ, if such party has used reasonable best efforts to consult with the other party prior thereto regarding the timing, scope and content of any such press release or public statement; and provided, further, that no such consultation shall be required to make any disclosure or otherwise take any action expressly permitted by Section 6.3.

Section 6.8 Company Employee Benefits; Company 401(k) Plan.

(a) From and after the Effective Time, Parent will recognize the prior service with the Company or its Subsidiaries of each employee of the Company or its Subsidiaries as of the Effective Time (the “Company Employees”) in connection with all employee benefit plans, programs or policies (including vacation) of Parent or its affiliates in which Company Employees are eligible to participate following the Effective Time, for purposes of eligibility, vesting and levels of vacation and severance benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits).

(b) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request to enable Parent to effect such actions relating to the Company’s 401(k) Plan (the “Company 401(k) Plan”) as Parent may deem necessary or appropriate (after reasonable consultation with the Company), including terminating the Company 401(k) Plan prior to the Effective Time.

Section 6.9 Company Stock Plans.

(a) Subject to the provisions of this Section 6.9, at the Effective Time, Parent shall: (i) assume the rights and obligations of the Company with respect to the Company Stock Plans as well as the duties of the Company with respect to the administration of such plans such that Parent may operate the Company Stock Plans and (ii) amend the Company Stock Plans to allow Parent to grant awards under the terms of the Company Stock Plans (including the right to grant incentive stock options) with respect to Parent Common Stock after the Effective Date, equal to the number of shares of Company Common Stock authorized for issuance under the Company Stock Plans as of the Effective Date multiplied by 0.7625, less (i) shares of Parent Common Stock issued under the Company Stock Plans prior to the Effective Time and (ii) shares of Parent Common Stock issued after the Effective Time upon exercise of the Assumed Options.

(b) At the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”), shall be assumed by Parent. Each such Assumed Option shall be subject to the terms and conditions set forth in the Company Stock Plan pursuant to which such Assumed Option was granted and the agreement evidencing the Company Stock Option, except that (i) such Assumed Option shall be converted into an option to purchase Parent Common Stock and (ii) the exercise price of such Assumed Option shall be adjusted, in each case in accordance with the provisions of Treasury Regulation Section 1.424-1(a).

(c) If and to the extent necessary or required by the terms of any of the Company Stock Plans or any Company Stock Option, the Company shall, prior to the Effective Time, (i) obtain any consents from holders of Company Stock Options and (ii) amend the terms of its equity incentive plans or arrangements, to give effect to the provisions of Section 6.9(b). The Company shall not take any action, other than actions contemplated by this Agreement, that will cause or result in the accelerated vesting of the Assumed Options.

(d) Except as otherwise requested by Parent (subject to the last sentence of this subsection (d)), prior to the Effective Time the Company shall take all necessary and appropriate actions requested by Parent so that all outstanding purchase rights under the Company ESPP shall automatically be exercised in accordance with the terms of the Company ESPP. Except as otherwise requested by Parent (subject to the last sentence of this subsection (d)), prior to the Effective Time the Company shall take all necessary and appropriate actions so that the Company ESPP shall terminate immediately prior to the Effective Time, and no further purchase rights shall be granted under the Company ESPP. Prior to the Effective Time, the Company shall take all necessary and appropriate actions requested by Parent so that all outstanding purchase rights under the Company ESPP and the Company ESPP are treated in the manner requested by Parent (so long as such actions may be taken pursuant to the terms of the Company ESPP).

(e) As soon as practicable following the Effective Time, but in any event within fifteen (15) Business Days thereafter (to the extent Parent has received the most recent copies of the relevant Company Stock Plans), Parent shall prepare and file with the SEC a registration statement on Form S-8 covering the shares of Parent Common Stock issuable pursuant to the outstanding Assumed Options, and cause the same to become effective.

Section 6.10 Indemnification and Insurance.

(a) For six (6) years after the Effective Time, Parent and the Surviving Corporation shall honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Effective Time between the Company or any of its Subsidiaries and any of its current or former directors and officers and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each, an “Indemnified Party” and collectively, the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, Parent shall cause the articles or certificate of incorporation and bylaws or other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by Law.

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ and fiduciary liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby, to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to pay an annual premium in excess of 200% of the current annual premium paid by the Company for such insurance (the “Maximum Annual Premium”), which annual premium is set forth on Schedule 6.10(b) of the Company Disclosure Schedule; and provided, further, that if the annual premium for such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything in this Section 6.10(b) to the contrary, Parent may fulfill its (and the Surviving Corporation’s) obligations under this Section 6.10(b) by purchasing a director’s and officer’s insurance policy or a “tail” policy under the D&O Policy, in either case which (i) has an effective term of six (6) years from the Effective Time, (ii) covers only those Persons who are currently covered by the D&O Policy and only for actions and omissions occurring on or prior to the Effective Time and (iii) contains terms with respect to coverage and amounts that are no less favorable than those contained in the D&O Policy.

(c) The obligations under this Section 6.10 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in paragraph (b) above (and their heirs, successors and assignees) without the prior written consent of such Indemnified Party or other Person who is a beneficiary under the D&O Policy or such “tail” policy (and their heirs, successors and assignees). Each Indemnified Party or other Person who is a beneficiary under the D&O Policy or such “tail” policy (and their heirs, successors and assignees) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a party hereto. The rights of each Indemnified Party (and other Person who is a beneficiary under the D&O Policy or such “tail” policy (and their heirs, successors and assignees)) under this Section 6.10 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any indemnification agreements to which such Indemnified Party or other Person is a party, or applicable Law (whether in a proceeding at Law or in equity).

(d) In the event that Parent, the Surviving Corporation or any of their respective Subsidiaries (or any of their respective successors or assigns) consolidates or merges with any other Person and is not the continuing or surviving Person in such consolidation or merger or transfers at least 50% of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving Person (or its successors or assigns, if applicable) or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.10.

Section 6.11 Company Affiliates. Section 6.11 of the Company Disclosure Schedule contains a complete and accurate list of those Persons who may be deemed to be, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 144 promulgated under the Securities Act (each, a “Company Affiliate” and collectively, the “Company Affiliates”). The Company shall provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing and evaluating the foregoing schedule of Company Affiliates. The Company shall use its reasonable best efforts to cause each Person who is identified as an affiliate in Section 6.11 of the Company Disclosure Schedule to execute a written agreement customary in transactions of this type regarding such affiliates’ compliance with securities laws, as soon as practicable after the date hereof, in form and substance satisfactory to Parent. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be issued to a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock.

Section 6.12 Tax Matters.

(a) Parent and the Company shall use their respective commercially reasonable efforts, and shall cause their Subsidiaries to use their respective commercially reasonable efforts, to take or cause to be taken all actions necessary for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, Merger Sub or the Company shall, nor shall they permit any of their respective Subsidiaries to, take any action prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Officers of each of Parent and Merger Sub and the Company shall execute and deliver to Latham & Watkins LLP, counsel to Parent, and to Fredrikson & Byron, P.A., counsel to the Company, certificates containing appropriate representations of Parent, Merger Sub and the Company, at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration Statement and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Parent and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The Company shall furnish to Parent an affidavit, dated the Closing Date, stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period described in Code Section 897(c)(1)(A)(ii).

Section 6.13 Takeover Statutes. Notwithstanding any other provision in this Agreement, in no event shall the approval of the Merger and this Agreement by the Company Board and a committee of disinterested directors of the Company Board under Section 302A.673 of the MBCA be withdrawn, revoked or modified by such committee or the Company Board. If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board (or any authorized committee thereof), or Parent and the Parent Board, as applicable, shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Merger, as the case may be, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

Section 6.14 Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including, in each case, derivative securities) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Directors and Officers of Parent Following the Effective Time; Committees of Parent Board Following the Effective Time.

(a) As of the date of this Agreement, the Parent Board is composed of eight directors. The Parent Board will take all actions necessary so that effective as of the Effective Time (to the extent practicable), the Parent Board will be expanded to 10 members, seven of whom will be the then-existing members of the Parent Board (the “Existing Parent Directors”) and three of whom (each, a “Company Designated Director” and collectively, the “Company Designated Directors”) shall be Jeff L. O’Dell, Michael W. Wright and one additional individual (the “Additional Company Designated Director”) to be designated by the Company (subject to Rudolph’s approval, which approval shall not be unreasonably withheld) as soon as practicable, but in no event later than ninety (90) days after the Effective Time; provided, however, that if, as of the Effective Time, the Company has not yet designated the Additional Company Designated Director subject to Rudolph’s approval as provided above, then the Parent Board shall consist of 10 members, two of whom shall be Messrs. O’Dell and Wright, and eight of whom shall be then-existing members of the Parent Board, one of whom Parent shall cause to resign upon the designation of the Additional Company Director (who may be designated by Messrs. O’Dell and Wright no later than ninety days after the Effective Time). At least two of the Company Designated Directors shall satisfy the relevant independence requirements of NASDAQ and the Sarbanes-Oxley Act. The Chairman of the Parent Board effective as of the Effective Time shall be Paul F. McLaughlin. Each of the Company Designated Directors shall be added to a class of directors of the Parent Board as follows: (i) the Additional Company Designated Director shall be added to Class II of the Parent Board and stand for reelection at Parent’s 2007 annual meeting of stockholders and (iii) Messrs. O’Dell and Wright shall be added to Class III of the Parent Board and stand for reelection at Parent’s 2008 annual meeting of stockholders.

(b) A Company Designated Director shall be entitled to serve on each committee of the Parent Board, including the Parent Audit Committee, the Compensation Committee of the Parent Board and the Nominating and Governance Committee of the Parent Board, in each case, so long as such Company Designated Director satisfies all relevant requirements of NASDAQ and the Sarbanes–Oxley Act for members of audit committees, compensation committees and nominating committees, respectively, of NASDAQ-listed companies. Subject to the provisions of the Parent Charter and the Parent Bylaws, applicable Law and the rules of NASDAQ, each such Company Designated Director shall be permitted to continue his membership on the applicable committee of the Parent Board until the earlier of (i) the second anniversary of the Closing Date and (ii) the end of such Company Designated Director’s initial term as a member of the Parent Board.

(c) Parent will offer to: (i) Jeff L. O’Dell, the position of Strategic Business Fellow, (ii) Stanley D. Piekos, the position of Chief Corporate Development Officer, (iii) Michael Plisinski, the position of Vice President and General Manager, Decision Software Business Unit and (iv) Ardelle Johnson, the position of Vice President, Corporate Marketing. Each such Person will be entitled to hold such position from and after the Effective Time until such Person’s successor is duly appointed and qualified in the manner provided for in Parent’s bylaws or as otherwise provided by applicable Law, or such Person’s earlier resignation or removal. For a period beginning promptly after the execution of this Agreement and continuing for a period of at least nine months thereafter, Parent shall employ a senior executive whose primary responsibility (x) prior to the Effective Time shall be to assist Parent with planning the effective integration of the operations and management of Parent and the Company and (y) after the Effective Time shall be to assist Parent with the effective implementation of such integration. Any other changes to Parent’s officers in existence immediately prior to the Effective Time shall be effected by the Parent Board.

Section 6.16 Parent Corporate Headquarters Following the Effective Time. Following the Effective Time, the corporate headquarters of Parent shall remain in its current location in Flanders, New Jersey. It is the expectation of the parties that the headquarters for the inspection business of the combined company following the Effective Time shall be located at the Company’s current headquarters in Bloomington, Minnesota.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Obligations of Each Party to Effect the Merger. The obligation of Parent and the Company to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC.

(b) Shareholder and Stockholder Approval. The Requisite Company Shareholder Approval and the Requisite Parent Stockholder Approval shall have been obtained.

(c) Antitrust Approvals. All necessary waiting periods (and all extensions thereof) applicable to the Merger under the Antitrust Laws shall have terminated or expired, and all clearances, consents, approvals, orders and authorizations necessary for the consummation of the Merger under the Antitrust Laws shall have been received.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(e) No Illegality. No Governmental Entity shall have enacted, enforced or deemed applicable to the Merger, any Law that causes the consummation of the Merger to be deemed illegal.

(f) NASDAQ Listing. The shares of Parent Common Stock issuable in connection with the Merger shall have been authorized for listing on NASDAQ.

(g) Tax Opinions. Parent shall have received an opinion of Latham & Watkins LLP and the Company shall have received an opinion of Fredrikson & Byron, P.A., in each case dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by each such counsel of customary representation letters from each of Parent and Merger Sub and the Company, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated the date of such opinion and shall not have been withdrawn or modified in any material respect. Neither Parent nor the Company may waive this condition.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligation of each of Parent and Merger Sub to effect the Merger is also subject to the fulfillment, at or prior to the Closing, of the following additional conditions (each of which may be waived by Parent and Merger Sub, in whole or in part, at any time prior to the Closing):

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained in any specific representation or warranty), as of the date of this Agreement and as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of another date will be determined as of such date and (iii) where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate of the Company signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; and Parent shall have received a certificate of the Company signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Dissenting Shares. The number of Dissenting Shares shall not exceed 10% of the shares of Company Common Stock outstanding immediately prior to the Effective Time.

(d) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof.

Section 7.3 Additional Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is also subject to the fulfillment, at or prior to the Closing, of the following additional conditions (each of which may be waived by the Company in whole or in part at any time prior to the Closing):

(a) Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained in any specific representation or warranty), as of the date of this Agreement and as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of another date will be determined as of such date and (iii) where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate of Parent signed on behalf of Parent by the chief executive officer and chief financial officer of Parent to such effect.

(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; and the Company shall have received a certificate of Parent signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(c) No Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date hereof and be continuing.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the Company’s shareholders and/or Parent’s stockholders:

(a) by mutual written consent duly authorized by the Company Board and the Parent Board;

(b) by either Parent or the Company, if the Merger shall not have been consummated by March 27, 2006; provided, however, that such date may, from time to time, be extended by either Parent or the Company (by written notice thereof to the other party) up to and including May 27, 2006 in the event that all conditions to effect the Merger other than the conditions set forth in Section 7.1(c), Section 7.1(d) and/or Section 7.1(e) (the “Regulatory Conditions”) have been or are capable of being satisfied at the time of each such extension and the Regulatory Conditions have been or are reasonably capable of being satisfied on or prior to May 27, 2006 (such earlier date, as it may be so extended, shall be referred to herein as the “Outside Date”); provided, further, that (i) the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached its obligations under this Agreement and (ii) no termination by a party pursuant this Section 8.1(b) shall be effective unless and until such party fulfills its obligations under Section 8.3 within the time periods specified therein;

(c) by either Parent or the Company, if a Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of preliminarily or permanently restraining, enjoining or otherwise prohibiting the Merger which order shall have become final and non-appealable or all available appeals of such order, decree or ruling shall have been exhausted (provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have complied with its obligations under Section 6.6 by using its reasonable best efforts to have any such order, decree, ruling or other action vacated or lifted);

(d) by either Parent or the Company, if the Requisite Company Shareholder Approval shall not have been obtained at the Company Special Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company if the Company shall have breached the provisions of Section 6.2, Section 6.3 or Section 6.4; provided, further, that no termination by a party pursuant this Section 8.1(d) shall be effective unless and until such party fulfills its obligations under Section 8.3 within the time periods specified therein;

(e) by either Parent or the Company, if the Requisite Parent Stockholder Approval shall not have been obtained at the Parent Special Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent if Parent shall have breached the provisions of Section 6.2, Section 6.3 or Section 6.4; provided, further, that no termination by a party pursuant this Section 8.1(e) shall be effective unless and until such party fulfills its obligation under Section 8.3.

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties or other covenants or agreements contained in this Agreement (other than the covenants of the Company set forth in Section 6.2 or Section 6.3, the breach of which shall constitute a “Triggering Event” pursuant to Section 8.1(h)), which breach or failure to perform would reasonably be expected to cause the conditions set forth in Section 7.2 to not be satisfied at the Closing and which breach or failure, if capable of being cured, shall not have been cured within 20 days following receipt by the Company of written notice of such breach or failure from Parent (it being understood and hereby agreed that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if such breach or failure is cured within such 20 day period);

(g) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties or other covenants or agreements contained in this Agreement (other than the covenants of Parent set forth in Section 6.2 or Section 6.3, the breach of which shall constitute a “Triggering Event” pursuant to Section 8.1(h)), which breach or failure to perform would reasonably be expected to cause the conditions set forth in Section 7.3 to not be satisfied at the Closing and which breach or failure, if capable of being cured, shall not have been cured within 20 days following receipt by Parent of written notice of such breach from the Company (it being understood and hereby agreed that the Company may not terminate this Agreement pursuant to this Section 8.1(g) if such breach or failure is cured within such 20 day period); or

(h) by Parent or the Company if a Triggering Event shall have occurred with respect to the other party; for purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred with respect a party if, prior to the Effective Time: (i) such party has breached any of the provisions of Section 6.2 or Section 6.3, (ii) the Board (or any committee thereof) of such party shall for any reason have effected a Change of Recommendation, (iii) such party shall have entered into any letter of intent or similar document with respect to an Acquisition Proposal or (iv) a tender or exchange offer shall have been commenced by any Person for such party’s shares, and such party shall not have sent to its stockholders or shareholders, as the case may be, pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given to such stockholders or shareholders, as the case may be, a statement reaffirming the Parent Voting Proposal or the Company Voting Proposal, as the case may be, and recommending that their stockholders or shareholders, as the case may be, reject such tender or exchange offer.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its Affiliates, directors, officers, shareholders or stockholders, except (i) that the provisions of Section 6.1(e), this Section 8.2, Section 8.3 and ARTICLE IX hereof shall survive termination and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement. The Confidentiality Agreement shall survive the termination of this Agreement as provided therein.

Section 8.3 Fees and Expenses. Except as otherwise set forth in this Section 8.3, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all expenses (other than attorneys’ fees and expenses) incurred in connection with the printing and filing of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto), the Registration Statement (including the preparation of financial statements and exhibits) and any amendments or supplements thereto and filings by Parent and the Company under the HSR Act or any similar filing requirement of any Governmental Entity applicable to the Merger or the other transactions contemplated by this Agreement.

(b) The Company shall pay to Parent:

(i) a termination fee equal to $7,740,000 plus all Expenses of Parent and Merger Sub (in an aggregate amount not to exceed $2,500,000), within one (1) Business Day after demand by Parent, if this Agreement is terminated by:

(1)	the Company or Parent pursuant to Section 8.1(b) or Section 8.1(d), but only if, prior to such termination, (A)(x) an Acquisition Proposal or Acquisition Transaction with respect to the Company shall have been publicly-announced or otherwise become publicly-known and not withdrawn prior to the Company Special Meeting or such termination or (y) any Person shall have publicly-announced an intention (whether or not conditional) to make an Acquisition Proposal or complete an Acquisition Transaction with respect to the Company and not retracted such intention prior to the Company Special Meeting or such termination and (B) within 12 months following such termination, the Company enters into a definitive agreement to effect, or consummates, an Acquisition Transaction with a third party;

(2)	Parent pursuant to Section 8.1(f), but only if, prior to such termination, (A) an Acquisition Proposal or Acquisition Transaction with respect to the Company shall have been publicly-announced or otherwise become publicly-known and not withdrawn prior to the Company Special Meeting or such termination or (B) any Person shall have publicly-announced an intention (whether or not conditional) to make an Acquisition Proposal or complete an Acquisition Transaction with respect to the Company and not retracted such intention prior to the Company Special Meeting or such termination; or

(3)	Parent, pursuant to Section 8.1(h), upon the occurrence of a Triggering Event with respect to the Company.

(ii) the Expenses of Parent and Merger Sub (in an aggregate amount not to exceed $2,500,000), within one (1) Business Day after demand by Parent, if this Agreement is terminated by (A) Parent or the Company pursuant to Section 8.1(b), but only if, prior to such termination, (1) an Acquisition Proposal or Acquisition Transaction with respect to the Company shall have been publicly-announced or otherwise become publicly-known and not withdrawn prior to the Company Special Meeting or such termination or (2) any Person shall have publicly-announced an intention (whether or not conditional) to make an Acquisition Proposal or complete an Acquisition Transaction with respect to the Company and not retracted such intention prior to the Company Special Meeting or such termination (provided, that if Parent receives payment of Expenses pursuant to this subsection (ii), it shall not be entitled to payment of Expenses under subsection (i) above) or (B) Parent or the Company, pursuant to Section 8.1(d).

(c) Parent shall pay to the Company:

(i) a termination fee equal to $7,740,000 plus all Expenses of the Company (in an aggregate amount not to exceed $2,500,000), within one (1) Business Day after demand by the Company, in the event that this Agreement is terminated by:

(1)	the Company or Parent pursuant to Section 8.1(b) or Section 8.1(e), but only if, prior to such termination, (A)(x) an Acquisition Proposal or Acquisition Transaction with respect to Parent shall have been publicly-announced or otherwise become publicly-known and not withdrawn prior to the Parent Special Meeting or such termination or (y) any Person shall have publicly-announced an intention (whether or not conditional) to make an Acquisition Proposal or complete an Acquisition Transaction with respect to Parent and not retracted such intention prior to the Parent Special Meeting or such termination and (B) within 12 months following such termination, Parent enters into a definitive agreement to effect, or consummates, an Acquisition Transaction with a third party;

(2)	by the Company, pursuant to Section 8.1(g), but only if, prior to such termination, (A) an Acquisition Proposal or Acquisition Transaction with respect to Parent shall have been publicly announced or otherwise become publicly known and not withdrawn prior to the Parent Special Meeting or such termination or (B) any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal or complete an Acquisition Transaction with respect to Parent and not retracted such intention prior to the Parent Special Meeting or such termination; or

(3)	the Company, pursuant to Section 8.1(h), upon the occurrence of a Triggering Event with respect to Parent.

(ii) the Company’s Expenses (in an aggregate amount not to exceed $2,500,000), within one (1) Business Day after demand by the Company, if this Agreement is terminated by (A) Parent or the Company pursuant to Section 8.1(b), but only if, prior to such termination, (1) an Acquisition Proposal or Acquisition Transaction with respect to Parent shall have been publicly-announced or otherwise become publicly-known and not withdrawn prior to the Parent Special Meeting or such termination or (2) any Person shall have publicly-announced an intention (whether or not conditional) to make an Acquisition Proposal or complete an Acquisition Transaction with respect to Parent and not retracted such intention prior to the Parent Special Meeting or such termination (provided, that if the Company receives payment of Expenses pursuant to this subsection (ii), it shall not be entitled to payment of Expenses under subsection (i) above) or (B) Parent or the Company, pursuant to Section 8.1(e).

(d) All payments to be made pursuant to this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment. If either party fails to make a required payment to the other party pursuant to this Section 8.3, then such party shall pay all costs and expenses (including, without limitation, legal fees and expenses) incurred by the other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other party, as well as any costs and expenses (including, without limitation, legal fees and expenses) incurred in enforcing this Section 8.3(d).

(e) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that without these agreements, the parties would not have entered into this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants or other agreements in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Acquisition Merger Effective Time, except for the covenants and other agreements contained in: ARTICLE I, ARTICLE II, Section 6.6 (Reasonable Best Efforts to Complete Transactions), Section 6.7 (Public Announcements), Section 6.8 (Company Employee Benefits; Company 401(k) Plan), Section 6.9 (Company Stock Plans), Section 6.10 (Indemnification and Insurance), Section 6.12 (Tax Matters), Section 8.2 (Effect of Termination) and Section 8.3 (Fees and Expenses); and this ARTICLE IX. The Confidentiality Agreement shall survive the execution and delivery of this Agreement or the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, pursuant to its terms and conditions.

Section 9.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the facsimile numbers specified below (or at such other address or facsimile number for a party as shall be specified by like notice):

If to Parent or Merger Sub:

Rudolph Technologies, Inc.

One Rudolph Road

PO Box 1000

Flanders, New Jersey 07836

Attention: Paul F. McLaughlin

Facsimile No.: (973) 691-4863

Telephone No.: (973) 691-1300

With a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 Third Avenue

Suite 1000

New York, New York 10022

Attention: David M. Schwartzbaum

Facsimile No.: 212 751-4864

Telephone No.: 212 906-1215

If to the Company:

August Technology Corporation

4900 West 78th Street

Bloomington, Minnesota 55435

Attention: Stanley D. Piekos

Facsimile No.: (952) 820-0060

Telephone No.: (952) 820-0080

With a copy to (which shall not constitute notice):

Fredrikson & Byron

200 South Sixth Street, Suite 400

Minneapolis, Minnesota 55402-1425

Attention: Robert K. Ranum

Facsimile No.: 612 492-7077

Telephone No.: 612 492-7067

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (iv) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted.

Section 9.3 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any Person relating to an Acquisition Transaction.

(b) “Acquisition Transaction” means any (i) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of the Company or any of its “significant subsidiaries” (as defined in Regulation S-X of the Securities Act), or Parent or any of its significant subsidiaries, as the case may be, (ii) direct or indirect acquisition or purchase of any class of equity securities representing 15% or more of the voting power of the Company or any of its significant subsidiaries, or Parent or any of its significant subsidiaries, as the case may be, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the voting power of the Company or Parent, as the case may be or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, Parent or any of their respective Subsidiaries, as the case may be, in each case other than the transactions contemplated by this Agreement; provided, however, that for purposes of Section 9.3(s), the phrase “15% or more” in (ii) and (iii) above shall be replaced with the phrase “greater than 50%.”

(c) “Affiliate” means with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(d) “Amendment Agreements” means the agreements between the Company and certain officers of the Company listed on Schedule 9.3(d).

(e) “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger Regulations and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

(f) “Beneficial Owner” with respect to any shares of Company Common Stock means a Person who shall be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 under the Exchange Act.

(g) “Business Day” means any day other than a Saturday or Sunday or any day on which banks in the State of New York are required or authorized to be closed.

(h) “Company Material Adverse Effect” means any change, effect or circumstance that (i) is materially adverse to the business, operations, properties condition (financial or otherwise) or capitalization of the Company and its Subsidiaries, taken as a whole or (ii) materially and adversely affects the ability of the Company to consummate the transactions contemplated hereby; provided, however, that none of the following, in and of itself, shall be deemed to constitute a Company Material Adverse Effect: (A) any changes resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) so long as such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, (B) any changes resulting from or arising out of general market, economic or political conditions in the industries in which the Company or any of its Subsidiaries conduct business (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) so long as such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, (C) any changes resulting from or arising out of actions taken pursuant to (and/or required by) this Agreement or at the request of Parent or the failure to take any actions due to restrictions set forth in this Agreement, (D) any changes in the price or trading volume of the Company’s stock, (E) any failure by the Company to meet published revenue or earnings projections or (F) any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of the Company’s shareholders arising out of or related to this Agreement, the Merger or any other transactions contemplated hereby.

(i) “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by contract, credit arrangement or otherwise.

(j) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving material compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of fringe benefits, perquisites, incentive compensation or post-retirement compensation and all employment, change in control, severance or similar agreements, written or otherwise, for the benefit of, or relating to, any current or former employee, officer or director of the Company or Parent, as applicable, or any of its ERISA Affiliates, as applicable.

(k) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(l) “ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or Parent, as applicable.

(m) “Expenses” means all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and Registration Statement and the solicitation of stockholder or shareholder, as the case may be, approvals and all other matters related to the transactions contemplated hereby; provided, however, that the Company’s Expenses shall not include any fees and expenses incurred in connection with, or related to, the Nanometrics Merger Agreement or the termination thereof.

(n) “Intellectual Property” means all rights throughout the world associated with (i) trademarks, service marks, trade names, internet domain names and other source identifiers, together with registrations and applications related to the foregoing (collectively, “Trademarks”), (ii) patents, utility models, inventors’ certificates, industrial design and other industrial property rights, together with all registrations or applications related to the foregoing and including any provisionals, continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations, extensions and applications for any of the foregoing (collectively, “Patents”), (iii) rights in works of authorship protected by copyright for E.U. design registrations, (iv) copyrights and rights in mask works, including any registrations and applications for any of the foregoing (collectively, “Copyrights”), (v) rights in computer software (including object and source code forms thereof), data and databases, (vi) trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies and (vii) other intellectual property and proprietary rights recognized by applicable Law.

(o) “Law” means any foreign or domestic federal, state, provincial, local, municipal or other law, statute, code, treaty, ordinance, rule, regulation, administrative, executive or other order (whether temporary, preliminary or permanent) of any Governmental Entity, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding entered or imposed by any Governmental Entity, in each case that are in force as of the date hereof or which come into force during the term of this Agreement.

(p) “Parent Material Adverse Effect” means any change, effect or circumstance that (i) is materially adverse to the business, operations, properties condition (financial or otherwise) or capitalization of Parent and its Subsidiaries, taken as a whole, or (ii) materially and adversely affects the ability of Parent to consummate the transactions contemplated hereby; provided, however, that none of the following, in and of itself, shall be deemed to constitute a Parent Material Adverse Effect: (A) any changes resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) so long as such changes do not have a substantially disproportionate impact on Parent and its Subsidiaries, taken as a whole, (B) any changes resulting from or arising out of general market, economic or political conditions in the industries in which Parent or any of its Subsidiaries conduct business (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) so long as such changes do not have a substantially disproportionate impact on Parent and its Subsidiaries, taken as a whole, (C) any changes resulting from or arising out of actions taken pursuant to (and/or required by) this Agreement or at the request of Parent or the failure to take any actions due to restrictions set forth in this Agreement, (D) any changes in the price or trading volume of Parent’s stock, (E) any failure by Parent to meet published revenue or earnings projections or (F) any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of Parent’s shareholders arising out of or related to this Agreement, the Merger or any other transactions contemplated hereby.

(q) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(r) “Registered Intellectual Property” means U.S. and foreign (i) Patents, (ii) Trademarks and (iii) Copyrights, in each case, that are registered and/or issued by, or filed and/or applied for with, any Governmental Entity, or any organization that is official recognized by such Governmental Entity, in each case in the applicable jurisdiction.

(s) “Subsidiary” means, with respect to any party, any Person of which (i) such party or any Subsidiary of such party owns at least 50% of the outstanding equity or voting securities or interests of such Person or (ii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such Person.

(t) “Superior Proposal” means any Acquisition Proposal that the Board of Directors of the party receiving such Acquisition Proposal reasonably determines in good faith, (i) after consultation with its independent financial advisor or another nationally recognized financial advisor and its outside legal counsel and (ii) based on the terms and conditions of such proposal, the financial, legal and regulatory aspects of such proposal and the Person making such proposal, (A) is more favorable to such party’s shareholders or stockholders, as the case may be, than the Merger or any counterproposal made by the other party hereto pursuant to Section 6.3, (B) is capable of being consummated in a timely manner on the terms being proposed, and (C) is capable of being financed by the Person making such proposal, to the extent required, or for which financing has been committed by a reputable financing source, to the extent required.

(u) “Tax” or “Taxes” means (i) taxes, fees, assessments, liabilities, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, or any agency or subdivision thereof, including income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and including all interest, penalties, fines, additional taxes and additions to tax imposed with respect to any of the foregoing; (ii) any liability for the payment of any amounts of the type described in the foregoing clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in the foregoing clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

(v) “Tax Returns” shall mean returns, reports and information statements with respect to Taxes required to be filed with a taxing authority, domestic or foreign, including, consolidated, combined or unitary tax returns and any amendments to any of the foregoing.

Section 9.4 Certain Interpretations. For purposes of this Agreement:

(a) Unless otherwise specified, all references in this Agreement to Articles, Sections, Schedules and Exhibits shall be deemed to refer to Articles, Sections, Schedules and Exhibits to this Agreement.

(b) The words “include,” includes” and “including,” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise specified or the context otherwise requires, all references in this Agreement to Parent (including any reference to Parent as a “party”) shall be deemed to include Parent and its Subsidiaries, and all references in this Agreement to the Company (including any reference to the Company as a “party”) shall be deemed to include the Company and its Subsidiaries.

(d) All references in this Agreement to the Subsidiaries of an entity (including as the result of the application of Section 9.4(c)) shall be deemed to include all direct and indirect Subsidiaries of such entity.

(e) The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

Section 9.5 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.6 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party hereto contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions of any other party hereto contained herein (other than the condition set forth in Section 7.1(g)). Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.8 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) (a) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and (b) is not intended to confer upon any Person (regardless of any reference to such Person in this Agreement) other than the parties hereto any rights or remedies hereunder, other than the Persons intended to benefit from the provisions of Section 6.10 (Indemnification and Insurance), who shall have the right to enforce such provisions directly.

Section 9.9 Assignment. This Agreement may not be assigned by operation of Law or otherwise, except that Parent or Merger Sub may assign all or any of their rights hereunder to any wholly owned subsidiary thereof; provided, however, that no such assignment pursuant to this Section 9.9 shall relieve Parent or Merger Sub of their respective obligations hereunder.

Section 9.10 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.11 Governing Law; Consent to Jurisdiction.

(a) This Agreement shall be governed by, and construed and enforced in accordance with, the internal Laws of the State of Delaware, without regard to the conflict of Law provisions thereof.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.14 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.15 Disclosure Schedules. The information set forth in each section or subsection of the Company Disclosure Schedule shall be deemed to provide the information contemplated by, or otherwise qualify, the representations and warranties of the Company set forth in the corresponding section or subsection of this

Agreement and any other section or subsection of ARTICLE III if and to the extent that it is reasonably apparent on the face of the disclosure that it applies to such other section or subsection of ARTICLE III. Disclosure of any information or document in the Company Disclosure Schedule is not a statement or admission that such information or document is material or required to be referred to or disclosed in the Company Disclosure Schedule. In addition, disclosure of a matter in any section of the Company Disclosure Schedule shall not be deemed to be an admission of liability or responsibility with respect to such matter.

(b) The information set forth in each section or subsection of the Parent Disclosure Schedule shall be deemed to provide the information contemplated by, or otherwise qualify, the representations and warranties of Parent and Merger Sub set forth in the corresponding section or subsection of this Agreement and any other section or subsection of ARTICLE IV if and to the extent that it is reasonably apparent on the face of the disclosure that it applies to such other section or subsection of ARTICLE IV. Disclosure of any information or document in the Parent Disclosure Schedule is not a statement or admission that such information or document is material or required to be referred to or disclosed in the Parent Disclosure Schedule. In addition, disclosure of a matter in any section of the Parent Disclosure Schedule shall not be deemed to be an admission of liability or responsibility with respect to such matter.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RUDOLPH TECHNOLOGIES, INC.

By	/S/ PAUL F. MCLAUGHLIN
Name:	Paul F. McLaughlin
Title:	Chairman and Chief Executive Officer

NS MERGER SUB, INC.

By:	/S/ PAUL F. MCLAUGHLIN
Name:	Paul F. McLaughlin
Title:	President

AUGUST TECHNOLOGY CORPORATION

By	/S/ STANLEY D. PIEKOS
Name:	Stanley D. Piekos
Title:	Chief Financial Officer

ANNEX B

FORM OF COMPANY SHAREHOLDER VOTING AGREEMENT

Company Shareholder Voting Agreement

THIS COMPANY SHAREHOLDER VOTING AGREEMENT (this “Agreement”) is entered into as of                 , 2005, by and between Rudolph Technologies, Inc., a Delaware corporation (“Parent”), NS Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the undersigned shareholder (the “Shareholder”) of August Technology Corporation, a Minnesota corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the Company proposes to merge with and into Merger Sub (the “Merger”) in accordance with the Minnesota Business Corporation Act, with Merger Sub as the surviving corporation, upon the terms and subject to the conditions set forth in the Merger Agreement and pursuant to which all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive: (i) a number of shares of common stock, par value $.001 per share, of Parent (the “Parent Common Stock”), (ii) an amount in cash, without interest, per share of Company Common Stock, or (iii) a combination of shares of Parent Common Stock and cash, in each case subject to the terms and conditions set forth in the Merger Agreement.

WHEREAS, for all purposes of and under this Agreement, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

WHEREAS, the Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the shares of capital stock of the Company, and options to acquire shares of capital stock of the Company, each as set forth on the signature page of this Agreement.

WHEREAS, in consideration of the execution of the Merger Agreement by Parent, the Shareholder (solely in his capacity as such) is hereby agreeing to vote the Shares (as defined below), so as to facilitate the consummation of the Merger.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) the Effective Time.

(b) “Person” shall mean any individual, any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental body or authority.

(c) “Shares” shall mean (i) all voting securities of the Company beneficially owned by the Shareholder as of the date of this Agreement and (ii) all voting securities of the Company which the Shareholder purchases or acquires beneficial ownership of after the date of this Agreement and prior to the Expiration Date, including, without limitation, any shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of any shares held by the Shareholder which are convertible into, or exercisable or exchangeable for, voting securities of the Company.

(d) “Transfer” shall mean a direct or indirect: (i) sale, pledge, encumbrance, grant of an option with respect to, transfer or disposal of a security or any interest in such security, or (ii) entrance into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2. Transfer of Shares.

(a) Transferee of Shares to be Bound by this Agreement. The Shareholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Shareholder shall not cause or permit any Transfer of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing, to be effected unless each Person to which any of such Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in any of the foregoing, is or may be Transferred shall have (i) executed a counterpart of this Agreement and an irrevocable proxy in the form attached hereto as Exhibit A (the “Proxy”), and (ii) agreed in writing to hold such Shares (or any securities convertible into or exercisable or exchangeable for Shares), or such interest in the foregoing, subject to the terms and conditions of this Agreement.

(b) Transfer of Voting Rights. The Shareholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Shareholder shall not deposit (or permit the deposit of) any Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing, in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing.

3. Agreement to Vote Shares. The Shareholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, the Shareholder shall vote, to the extent not voted by the Person(s) appointed under the Proxy (as defined in Section 4 hereof), the Shares:

(a) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) against any of the following actions (other than those actions that relate to the Merger and the other transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any other Person, (ii) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (iv) any change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(d) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, or any sale of assets, change of control, or acquisition of the Company or any subsidiary of the Company by any other Person, or any consolidation or merger of the Company or any subsidiary of the Company with or into any other Person.

Prior to the Expiration Date, the Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Irrevocable Proxy. The Shareholder hereby agrees to deliver to Parent, concurrently with the execution and delivery of this Agreement, the Proxy in the form attached hereto as Exhibit A, which shall be irrevocable to the fullest extent permitted by applicable Law, with respect to the Shares.

5. Representations, Warranties and Covenants of the Shareholder. The Shareholder hereby represents, warrants and covenants to Parent as follows:

(a) The Shareholder is the beneficial or record owner of, or exercises voting power over, the Shares. The Shares constitute the Shareholder’s entire interest in the outstanding shares of voting securities of the Company and the Shareholder does not hold any other outstanding shares of capital stock of the Company. No Person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, (i) if the Shareholder is a partnership, the rights and interest of Persons that own partnership interests in the Shareholder under the partnership agreement governing the Shareholder and applicable partnership law or (ii) if the Shareholder is a married individual and resides in a State with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). The Shares are and will be at all times up until the Expiration Date free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (“Encumbrances”) that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of the Company under the Merger Agreement or of the parties to this Agreement. The Shareholder’s principal residence or place of business is set forth on the signature page hereto.

(b) The Shareholder has all requisite power, capacity and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(c) The execution and delivery of this Agreement by the Shareholder does not, and the Shareholder’s performance of the obligations under this Agreement will not: (a) conflict with, or result in any violation of any order, decree or judgment applicable to the Shareholder or by which the Shareholder or any of the Shareholder’s properties or the Shares are bound; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on, any of the Shares pursuant to any material contract to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s properties (including the Shares) is bound or affected. The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder will not, require the material consent of any third party.

(d) There is (a) no action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity or, to the Shareholder’s actual knowledge, threatened against, and (b) no judgment, decree or order against, (i) the Shareholder, or (ii) any of (A) the Shareholder’s Affiliates, (B) the

Shareholder’s or its Affiliates’ respective properties, (C) the Shareholder’s officers or directors (in the case of a corporate entity (in their capacities as such)), or (D) the Shareholder’s respective partners (in the case of a partnership), in the case of each of (i) and (ii) that, individually or in the aggregate, would reasonably be expected to materially delay or impair the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

6. Consent and Waiver. The Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which the Shareholder is a party or subject or in respect of any rights the Shareholder may have in connection with the Merger or the other transactions provided for in the Merger Agreement (whether such rights exist under the articles of incorporation or bylaws of the Company, any contract or commitment of the Company under statutory or common law or otherwise). Without limiting the generality or effect of the foregoing, the Shareholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, the Company board of directors’ actions in approving and recommending the Merger, the consummation of the Merger and the other transactions provided for in the Merger Agreement, or to seek damages or other legal or equitable relief in connection therewith.

7. Additional Documents and Actions. The Shareholder hereby agrees to execute and deliver any additional documents, and to take any such additional actions, necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

8. Confidentiality. The Shareholder shall hold any information regarding this Agreement, the Merger, the Merger Agreement and the transactions contemplated thereby, in strict confidence and shall not divulge any such information to any third Person until such time as the Merger has been publicly disclosed by Parent and the Company. Neither the Shareholder, nor any of its Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated thereby without the prior written consent of Parent, except as may be required by Law, judicial process or any listing agreement with, or the policies of, the Nasdaq Stock Market or an applicable national securities exchange in which circumstance such announcing party shall make reasonable efforts to consult with Parent to the extent practicable.

9. Appraisal Rights. The Shareholder hereby agrees not to exercise any rights of appraisal or any dissenters’ rights that the Shareholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.

10. Termination. This Agreement shall terminate and shall have no further force or effect after the Expiration Date.

11. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Parent, to:

Rudolph Technologies, Inc.

One Rudolph Road

PO Box 1000

Flanders, New Jersey 07836

Attention: Robert Koch

Facsimile No.: (973) 448-4487

Telephone No.: (973) 691-1435

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

Suite 1000

New York, New York 10022

Attention: David M. Schwartzbaum

Facsimile No.: (212) 906-1215

Telephone No.: (212) 751-4864

(ii) if to the Shareholder, to the address set forth for the Shareholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or an Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written.

(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at Law for a violation of any of the covenants or agreements of the Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation of this Agreement, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at Law or in equity and the Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by the Shareholder without the prior written consent of Parent, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Parent hereunder, may be assigned or delegated in whole or in part by Parent without the consent of, or any action by, the Shareholder upon notice by Parent to the Shareholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including any Person to whom any Shares are sold, transferred or assigned).

(f) Amendment; Waiver. Subject to the provisions of applicable Law, the parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. At any time, any party hereto may, to the extent legally allowed, waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

(g) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(h) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to such state’s principles of conflicts of Law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

(j) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

RUDOLPH TECHNOLOGIES, INC.	SHAREHOLDER:

By:
Name:	(Print Name of Shareholder)
Title:

(Signature)

NS MERGER SUB, INC.
(Print name and title if signing on behalf of an entity)

By:
Name:	(Print Address)
Title:

(Print Telephone Number)

(Social Security or Tax I.D. Number)

Shares beneficially owned by Shareholder on the date hereof:

__________ shares of voting securities of the Company

__________ shares of voting securities of the Company subject to options

[SIGNATURE PAGE TO COMPANY VOTING AGREEMENT]

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

AUGUST TECHNOLOGY CORPORATION

The undersigned shareholder of August Technology Corporation, a Minnesota corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable Law) appoints the members of the board of directors of Rudolph Technologies, Inc., a Delaware corporation (“Parent”), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this irrevocable proxy (the “Irrevocable Proxy”). The Shares beneficially owned by the undersigned shareholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Date (as defined below).

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable Law), is coupled with an interest, is granted pursuant to that certain Voting Agreement dated as of even date herewith by and between Parent and the undersigned (the “Voting Agreement”), and is granted in consideration of Parent entering into the Merger Agreement referenced therein. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) such date and time as the Merger shall become effective in accordance with its terms and conditions.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Minnesota Business Corporation Act), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: (a) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement; (c) against any of the following actions (other than those actions that relate to the Merger and the other transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any Person, (ii) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (iv) any change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, or any sale of assets, change of control, or acquisition of the Company or any subsidiary of the Company by any other Person, or any consolidation or merger of the Company or any subsidiary of the Company with or into any other Person.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Signature Page Follows]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Parent. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: June 27, 2005

(Print Name of Shareholder)

(Signature of Shareholder)

(Print name and title if signing on behalf of an entity)

Shares beneficially owned on the date hereof:

shares of voting securities of the Company

shares of voting securities of the Company subject to options

[SIGNATURE PAGE TO IRREVOCABLE PROXY]

ANNEX C

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

Parent Stockholder Voting Agreement

This PARENT STOCKHOLDER VOTING AGREEMENT (this “Agreement”) is entered into as of             , 2005, by and between August Technology Corporation, a Minnesota corporation (the “Company”), and the undersigned stockholder (the “Stockholder”) of Rudolph Technologies, Inc., a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, Parent, NS Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the Company proposes to merge with and into Merger Sub (the “Merger”) in accordance with the Minnesota Business Corporation Act, with Merger Sub as the surviving corporation, upon the terms and subject to the conditions set forth in the Merger Agreement and pursuant to which all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive: (i) a number of shares of common stock, par value $.001 per share, of Parent (the “Parent Common Stock”), (ii) an amount in cash, without interest, per share of Company Common Stock, or (iii) a combination of shares of Parent Common Stock and cash, in each case subject to the terms and conditions set forth in the Merger Agreement.

WHEREAS, for all purposes of and under this Agreement, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the shares of capital stock of Parent, and options to acquire shares of capital stock of Parent, each as set forth on the signature page of this Agreement.

WHEREAS, in consideration of the execution of the Merger Agreement by the Company, the Stockholder (solely in his capacity as such) is hereby agreeing to vote the Shares (as defined below), so as to facilitate the consummation of the Merger.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

1.     Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) the Effective Time.

(b) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental body or authority.

(c) “Shares” shall mean (i) all voting securities of Parent beneficially owned by the Stockholder as of the date of this Agreement and (ii) all voting securities of Parent which the Stockholder purchases or acquires beneficial ownership of after the date of this Agreement and prior to the Expiration Date, including, without limitation, any shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of any shares held by the Stockholder which are convertible into, or exercisable or exchangeable for, voting securities of Parent.

(d) “Transfer” shall mean a direct or indirect: (i) sale, pledge, encumbrance, grant of an option with respect to, transfer or disposal of a security or any interest in such security, or (ii) entrance into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2.    Transfer of Shares.

(a) Transferee of Shares to be Bound by this Agreement. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing, to be effected unless each Person to which any of such Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in any of the foregoing, is or may be Transferred shall have (i) executed a counterpart of this Agreement and an irrevocable proxy in the form attached hereto as Exhibit A (the “Proxy”), and (ii) agreed in writing to hold such Shares (or any securities convertible into or exercisable or exchangeable for Shares), or such interest in the foregoing, subject to the terms and conditions of this Agreement.

(b) Transfer of Voting Rights. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit (or permit the deposit of) any Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing, in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing.

3.    Agreement to Vote Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, at every meeting of the stockholders of Parent called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following, the Stockholder shall vote, to the extent not voted by the Person(s) appointed under the Proxy (as defined in Section 4 hereof), the Shares:

(a) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) against any of the following actions (other than those actions that relate to the Merger and the other transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Parent or any subsidiary of Parent with any other Person, (ii) any sale, lease or transfer of any significant part of the assets of Parent or any subsidiary of Parent, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Parent or any subsidiary of Parent, (iv) any change in the capitalization of Parent or any subsidiary of Parent, or the corporate structure of Parent or any subsidiary of Parent, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Parent or any subsidiary of Parent, any reclassification or recapitalization of the capital stock of Parent or any subsidiary of Parent, or any sale of assets, change of control, or acquisition of Parent or any subsidiary of Parent by any other Person, or any consolidation or merger of Parent or any subsidiary of Parent with or into any other Person.

Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4.    Irrevocable Proxy. The Stockholder hereby agrees to deliver to the Company, concurrently with the execution and delivery of this Agreement, the Proxy in the form attached hereto as Exhibit A, which shall be irrevocable to the fullest extent permitted by applicable Law, with respect to the Shares.

5.    Representations, Warranties and Covenants of the Stockholder. The Stockholder hereby represents, warrants and covenants to Parent as follows:

(a) The Stockholder is the beneficial or record owner of, or exercises voting power over, the Shares. The Shares constitute the Stockholder’s entire interest in the outstanding shares of voting securities of Parent and the Stockholder does not hold any other outstanding shares of capital stock of Parent. No Person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, (i) if the Stockholder is a partnership, the rights and interest of Persons that own partnership interests in the Stockholder under the partnership agreement governing the Stockholder and applicable partnership law or (ii) if the Stockholder is a married individual and resides in a State with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). The Shares are and will be at all times up until the Expiration Date free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Stockholder’s voting rights, charges and other encumbrances of any nature (“Encumbrances”) that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of Parent under the Merger Agreement or of the parties to this Agreement. The Stockholder’s principal residence or place of business is set forth on the signature page hereto.

(b) The Stockholder has all requisite power, capacity and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(c) The execution and delivery of this Agreement by the Stockholder does not, and the Stockholder’s performance of the obligations under this Agreement will not: (a) conflict with, or result in any violation of any order, decree or judgment applicable to the Stockholder or by which the Stockholder or any of the Stockholder’s properties or the Shares are bound; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on, any of the Shares pursuant to any material contract to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties (including the Shares) is bound or affected. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, require the material consent of any third party.

(d) There is (a) no action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity or, to the Stockholder’s actual knowledge, threatened against, and (b) no judgment, decree or order against, (i) the Stockholder, or (ii) any of (A) the Stockholder’s Affiliates, (B) the Stockholder’s or its Affiliates’ respective properties, (C) the Stockholder’s officers or directors (in the case of a corporate entity (in their capacities as such)) or (D) the Stockholder’s respective partners (in the case of a partnership), in the case of each of (i) and (ii) that, individually or in the aggregate, would reasonably be expected to materially delay or impair the Stockholder’s ability to consummate the transactions contemplated by this Agreement.

6.    Consent and Waiver. The Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which the Stockholder is a party or subject or in respect of any rights the Stockholder may have in connection with the Merger or the other transactions provided for in the Merger Agreement (whether such rights exist under the certificate of incorporation or bylaws of Parent, any contract or commitment of Parent under statutory or common law or otherwise). Without limiting the generality or effect of the foregoing, the Stockholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, the Parent board of directors’ actions in approving and recommending the Merger, the consummation of the Merger and the other transactions provided for in the Merger Agreement, or to seek damages or other legal or equitable relief in connection therewith.

7.    Additional Documents and Actions. The Stockholder hereby agrees to execute and deliver any additional documents, and to take any such additional actions, necessary or desirable, in the reasonable opinion of the Company, to carry out the intent of this Agreement.

8.    Confidentiality. The Stockholder shall hold any information regarding this Agreement, the Merger, the Merger Agreement and the transactions contemplated thereby in strict confidence and shall not divulge any such information to any third Person until such time as the Merger has been publicly disclosed by the Company and Parent. Neither the Stockholder nor any of its Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated thereby without the prior written consent of the Company, except as may be required by Law, judicial process or any listing agreement with, or the policies of, the Nasdaq Stock Market or an applicable national securities exchange in which circumstance such announcing party shall make reasonable efforts to consult with the Company to the extent practicable.

9.    Appraisal Rights. The Stockholder hereby agrees not to exercise any rights of appraisal or any dissenters’ rights that the Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.

10.    Termination. This Agreement shall terminate and shall have no further force or effect after the Expiration Date.

11.    Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)    if to the Company, to:

August Technology Corporation

4900 West 78th Street

Bloomington, Minnesota 55435

Attention: General Counsel

Facsimile No.: (952) 820-0060

Telephone No.: (952) 820-0080

with a copy (which shall not constitute notice) to:

Frederikson & Byron

200 South Sixth Street

Minneapolis, Minnesota 55402

Attention: Robert K. Ranum

Facsimile No.: (612) 492-7077

Telephone No.: (612) 492-7067

(ii)    if to the Stockholder, to the address set forth for the Stockholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or an Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written.

(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at Law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation of this Agreement, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at Law or in equity and the Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by the Stockholder without the prior written consent of the Company, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of the Company hereunder, may be assigned or delegated in whole or in part by the Company without the consent of, or any action by, the Stockholder upon notice by the Company to the Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including any Person to whom any Shares are sold, transferred or assigned).

(f) Amendment; Waiver. Subject to the provisions of applicable Law, the parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. At any time, any party hereto may, to the extent legally allowed, waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

(g) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(h) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to such state’s principles of conflicts of Law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

(j) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

AUGUST	TECHNOLOGY CORPORATION STOCKHOLDER:

By:
Name:	(Print Name of Stockholder)
Title

(Signature)

(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Telephone Number)

(Social Security or Tax I.D. Number)

Shares beneficially owned by Stockholder on the date hereof:

shares of voting securities of Parent

shares of voting securities of Parent subject to options

[SIGNATURE PAGE TO PARENT VOTING AGREEMENT]

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

RUDOLPH TECHNOLOGIES, INC.

The undersigned stockholder of Rudolph Technologies, Inc., a Delaware corporation (“Parent”), hereby irrevocably (to the fullest extent permitted by applicable Law) appoints the members of the board of directors of August Technology Corporation, a Minnesota corporation (the “Company”), and each of them, or any other designee of the Company, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Parent issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this irrevocable proxy (the “Irrevocable Proxy”). The Shares beneficially owned by the undersigned stockholder of Parent as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Date (as defined below).

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable Law), is coupled with an interest, is granted pursuant to that certain Voting Agreement dated as of even date herewith by and between the Company and the undersigned (the “Voting Agreement”), and is granted in consideration of the Company entering into the Merger Agreement referenced therein. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) such date and time as the Merger shall become effective in accordance with its terms and conditions.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Parent and in every written consent in lieu of such meeting as follows: (a) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement; (c) against any of the following actions (other than those actions that relate to the Merger and the other transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Parent or any subsidiary of Parent with any Person, (ii) any sale, lease or transfer of any significant part of the assets of Parent or any subsidiary of Parent, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Parent or any subsidiary of Parent, (iv) any change in the capitalization of Parent or any subsidiary of Parent, or the corporate structure of Parent or any subsidiary of Parent, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Parent or any subsidiary of Parent, any reclassification or recapitalization of the capital stock of Parent or any subsidiary of Parent, or any sale of assets, change of control, or acquisition of Parent or any subsidiary of Parent by any other Person, or any consolidation or merger of Parent or any subsidiary of Parent with or into any other Person.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Signature Page Follows]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:                     , 2005

(Print Name of Stockholder)

(Signature of Stockholder)

(Print name and title if signing on behalf of an entity)

Shares beneficially owned on the date hereof:

shares of voting securities of Parent

shares of voting securities of Parent subject to options

ANNEX D

[LETTERHEAD OF PIPER JAFFRAY & CO.]

December 8, 2005

Personal and Confidential

Rudolph Technologies, Inc.

One Rudolph Road

Flanders, NJ 07836

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Rudolph Technologies, Inc. (the “Company”) of the Merger Consideration (as defined below) to be exchanged pursuant to the Agreement and Plan of Merger (the “Agreement”) dated June 27, 2005 among the Company, August Technology Corporation (“August”) and NS Merger Sub, Inc. (“Merger Sub”), a newly formed wholly-owned subsidiary of Company. The Agreement provides for the merger (the “Merger”) of August with and into Merger Sub pursuant to which, among other things, each share of common stock of August will be converted into the right to receive (at the election of the holder of such share to receive either cash or stock and subject to allocation limitations and certain other adjustments as set forth in the Agreement), (i) 0.7625 shares of common stock of the Company (“Company Common Stock”), (ii) $10.50 in cash (the shares of Company Common Stock and cash to be received are collectively referred to as the “Merger Consideration”) or (iii) a combination of cash and Company Common Stock, on the terms set forth in the Agreement. Each outstanding option to purchase shares of common stock of August will be converted into an option to purchase shares of Company Common Stock on the terms set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee from the Company which is contingent upon the consummation of the Merger. We also received a fee from the Company for providing a prior opinion and will receive a fee from the Company for providing this opinion, which will both be credited against our fee for financial advisory services. The opinion fees are not contingent upon the consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. In the past, we advised the board of directors of the Company in connection with its consideration of a shareholders rights plan. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and August for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We also make a market in Company and August common stock and provide research coverage on Company common stock.

In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement, including Amendment No. 1 to the Agreement dated December 8, 2005; (ii) reviewed and analyzed certain financial, market, securities and other data with respect to August publicly available or made available to us from internal records of August, including, without limitation, August’s financial restatement for financial periods in 2004 and 2005; (iii) reviewed and analyzed certain internal financial projections for the Company and August on a stand-alone basis prepared for financial planning purposes and furnished to us by the management of the Company and August, respectively; (iv) conducted discussions with members of the senior management of the Company and August with respect to the business and prospects of the Company and August on a stand-alone basis and on a combined basis following the Merger; (v) reviewed the reported prices and trading activity of Company and August common stock and similar information for certain other companies deemed by us to be comparable to the Company and August; (vi) compared the financial performance of the Company and August with that of certain other publicly-traded companies deemed by us to be comparable, (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; (viii) performed a discounted cash flows analysis for August on a stand-alone basis; (ix) reviewed the historical exchange ratios of the Company and August common stock; and (x) performed an accretion and dilution analysis. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information provided by the Company and August or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the assurances of the Company’s and August’s respective management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither the Company nor August is party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Merger. With respect to financial forecasts relating to the Company and August reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s and August’s management. We express no opinion as to any financial forecasts or forward looking financial information of the Company, August or the combined company or the assumptions on which they were based. We have relied, with your consent, on the assumptions of the Company’s management, as to all accounting, legal, tax and financial reporting matters with respect to the Company, August and the Agreement. Without limiting the generality of the foregoing, in arriving at our opinion we relied on the Company’s and August’s management’s assumptions regarding the nature, amount and timing of the synergies and other pro forma effects expected to result from the Merger.

We have assumed that the Merger will qualify as a reorganization under the United States Internal Revenue Code. We have not independently verified that such tax treatment will be available in respect of the Merger, and we express no view with respect to the tax treatment that will be required to be applied to the Merger.

We have also assumed the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, August or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or August, or concerning the solvency or fair value of either entity and have not been furnished with any such appraisals or valuations. The analyses we performed in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of any entity.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Without limiting the generality of the foregoing, in arriving at our opinion, with your consent, we have assumed as of the date hereof, that $60 million of the aggregate Merger Consideration will be paid in cash. We are not expressing any opinion herein as to the price at which shares of common stock of the Company or August may trade following consummation of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the Company as of the date hereof.

Sincerely,

/s/    PIPER JAFFRAY & CO.

ANNEX E

[NEEDHAM & COMPANY, LLC LETTERHEAD]

June 27, 2005

Board of Directors

August Technology Corporation

4900 West 78th Street

Bloomington, MN 55435

Ladies and Gentlemen:

We understand that Rudolph Technologies, Inc. (“Rudolph”), August Technology Corporation (“August”), and a wholly-owned subsidiary of Rudolph (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, August will be merged with and into Merger Sub and Merger Sub will continue as a wholly-owned subsidiary of Rudolph (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Merger Agreement.

Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, no par value per share, of August (“August Common Stock”), other than shares owned by August or any Subsidiary (as defined in the Merger Agreement) of August or as to which dissenters’ rights have been perfected, will be converted into the right to receive either (i) 0.7625 fully paid and nonassessable shares of common stock, par value $0.001 per share, of Rudolph (“Rudolph Common Stock”) (the “Stock Consideration”) or (ii) $10.50 in cash, without interest (the “Cash Consideration”), or (iii) a combination of shares of Rudolph Common Stock and cash, as determined by the Merger Agreement (together with the Stock Consideration and Cash Consideration, the “Merger Consideration”), in the event the election by the holders of August Common Stock to receive the Stock Consideration or the Cash Consideration exceeds the Stock Election Cap or the Cash Election Cap (as such terms are defined in the Merger Agreement).

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of August Common Stock of the Merger Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated June 27, 2005; (ii) reviewed certain publicly available information concerning Rudolph and August and certain other relevant financial and operating data of Rudolph and August furnished to us by Rudolph and August; (iii) reviewed the historical stock prices and trading volumes of Rudolph Common Stock and August Common Stock; (iv) held discussions with members of management of Rudolph and August concerning their current and future business prospects and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain research analyst projections with respect to Rudolph and held discussions with members of the management of Rudolph concerning those projections; (vi) reviewed certain financial forecasts with respect to August and Rudolph prepared by the respective managements of August and Rudolph and held discussions with members of such management concerning those forecasts; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for August; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (ix) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

Board of Directors

August Technology Corporation

June 27, 2005

Needham & Company, LLC

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that the Merger will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated June 27, 2005 without material alteration or waiver thereof. With respect to the financial forecasts for August and Rudolph provided to us by their respective management and the joint prospects of the combined companies, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of August and Rudolph and the combined companies, and we have relied, without independent verification, upon the estimates of such management of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Merger. With respect to the research analyst projections for Rudolph, we have assumed, with your consent and based upon discussions with the management of Rudolph, that such projections represent reasonable estimates as to the future financial performance of Rudolph. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based. We have relied on advice of counsel and independent accountants to August as to all legal and financial reporting matters with respect to August, the Merger and the Merger Agreement. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Rudolph or August. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of August Common Stock of the Merger Consideration to be received by such holders pursuant to the Merger Agreement and does not address August’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to August. Our opinion does not constitute a recommendation to any shareholder of August as to how such shareholder should vote with respect to the proposed Merger.

We are not expressing any opinion as to the value of Rudolph Common Stock when issued pursuant to the Merger or the prices at which Rudolph Common Stock or August Common Stock will actually trade at any time.

Needham & Company, LLC, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by August as financial advisor in connection with the Merger and to render this opinion and will receive a fee for our services, a substantial portion of which is contingent on the consummation of the Merger. In addition, August has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our reasonable out-of-pocket expenses. We have in the past provided and may in the future provide investment banking and financial advisory services to August unrelated to the proposed Merger, for which services we have received and expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of August and Rudolph for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of August and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement

Board of Directors

August Technology Corporation

June 27, 2005

Needham & Company, LLC

used in connection with the Merger provided that this letter is quoted in full in such registration statement or proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of August Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

/S/    NEEDHAM & COMPANY, LLC

NEEDHAM & COMPANY, LLC

ANNEX F

Extracts of Minnesota Statutes Regarding Dissenters’ Rights

302A.471 Rights of dissenting shareholders.

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, except as provide in subdivision 3;

(e) a plan of conversion adopted by the corporation; or

(f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange..

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meting of shareholders to act upon the corporate action described in subdivision1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of ay class or any series of shares of the corporation, or any other proprietary interest of any other entity, that satisfies the standard set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 Procedures for asserting dissenters’ rights.

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating a right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

ANNEX G

AUGUST TECHNOLOGY CORPORATION

1997 STOCK INCENTIVE PLAN

(As Amended and Restated Through February 4, 2004)

ARTICLE 1. ESTABLISHMENT AND PURPOSE

1.1 ESTABLISHMENT. August Technology Corporation (the “Company”) hereby establishes a plan providing for the grant of stock options, restricted stock awards, stock appreciation rights and performance awards to certain eligible employees, directors and consultants of the Company and its subsidiaries. This plan shall be known as the 1997 Stock Incentive Plan (the “Plan”).

1.2 PURPOSE. The purpose of the Plan is to advance the interests of the Company and its shareholders by enabling the Company to attract and retain persons of ability as employees, directors and consultants, by providing an incentive to such individuals through equity participation in the Company and by rewarding such individuals who contribute to the achievement by the Company of its long-term objectives.

ARTICLE 2. DEFINITIONS

The following terms shall have the meanings set forth below, unless the context clearly otherwise requires:

2.1 “BOARD” means the Board of Directors of the Company.

2.2 “CHANGE IN CONTROL” means an event described in Article 11 below.

2.3 “CODE” means the Internal Revenue Code of 1986, as amended.

2.4 “COMMITTEE” means the entity administering the Plan, as provided in Article 3 below.

2.5 “COMMON STOCK” means the common stock of the Company, no par value per share, or the number and kind of shares of stock or other securities into which such Common Stock may be changed in accordance with Section 4.3 below.

2.6 “DISABILITY” means the occurrence of an event which constitutes permanent and total disability within the meaning of Section 22(e)(3) of the Code.

2.7 “ELIGIBLE PERSONS” means individuals who are (a) salaried employees (including, without limitation, officers and directors who are also employees) of the Company or one of its Subsidiaries, including employees who are not citizens or residents of the United States, (b) Non-Employee Directors, or (c) consultants to the Company or one of its Subsidiaries; provided, however, that consultants shall not be eligible to receive Awards (as defined in Section 2.21 hereunder) unless such consultant renders bona fide services to the Company or Subsidiary and such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

2.8 “EXCHANGE ACT” means the Securities Exchange Act of 1934, as amended.

2.9 “FAIR MARKET VALUE” means, with respect to the Common Stock, as of any date:

(a) if the Common Stock is listed or admitted to unlisted trading privileges on any national securities exchange or is not so listed or admitted but transactions in the Common Stock are reported on the NASDAQ National Market System, the closing sale prices of the Common Stock on such exchange or by the NASDAQ National Market System as of such date (or, if no shares were traded on such day, as of the next preceding day on which there was such a trade); or

(b) if the Common Stock is not listed or admitted to unlisted trading privileges or reported on the NASDAQ National Market System, and bid and asked prices therefor in the over-the-counter market are reported by the NASDAQ System or the National Quotation Bureau, Inc. (or any comparable reporting service), the mean of the closing bid and asked prices as of such date, as reported by the NASDAQ System, or, if not reported thereon, as reported by the National Quotation Bureau, Inc. (or a comparable reporting service); or

(c) if the Common Stock is not listed or admitted to unlisted trading privileges, or reported on the NASDAQ National Market System, and bid and asked prices are not reported, the price that the Committee determines in good faith in the exercise of its reasonable discretion. The Committee’s determination as to the current value of the Common Stock shall be final, conclusive and binding for all purposes and on all persons, including, without limitation, the Company, the shareholders of the Company, the Participants (as defined in Section 2.14 below) and their respective successors-in-interest. No member of the Board or the Committee shall be liable for any determination regarding current value of the Common Stock that is made in good faith.

2.10 “INCENTIVE STOCK OPTION” means a right to purchase Common Stock granted to a Participant pursuant to Section 6.5 of the Plan that qualifies as an incentive stock option within the meaning of Section 422 of the Code.

2.11 “NON-EMPLOYEE DIRECTOR” means any member of the Board who is not an employee of the Company or any Subsidiary.

2.12 “NON-STATUTORY STOCK OPTION” means a right to purchase Common Stock granted to a Participant pursuant to Section 6.6 of the Plan that does not qualify as an Incentive Stock Option.

2.13 “OPTION” means an Incentive Stock Option or a Non-Statutory Stock Option.

2.14 “PARTICIPANT” means an Eligible Person who receives one or more Incentive Stock Options, Non-Statutory Stock Options, Restricted Stock Awards, Stock Appreciation Rights or Performance Awards under the Plan.

2.15 “PERSON” means any individual, corporation, partnership, group, association or other “person” (as such term is used in Section 14(d) of the Exchange Act), other than the Company, a wholly owned subsidiary of the Company or any employee benefit plan sponsored by the Company.

2.16 “RETIREMENT” means the retirement of a Participant pursuant to and in accordance with the regular retirement plan or practice of the Company or the Subsidiary employing the Participant.

2.17 “SECURITIES ACT” means the Securities Act of 1933, as amended.

2.18 “SUBSIDIARY” means any corporation that is a subsidiary corporation of the Company (within the meaning of Section 424(f) of the Code).

2.19 “TAX DATE” means a date defined in Section 6.5(c) of the Plan.

2.20 “RESTRICTED STOCK AWARD” means a stock award granted to a Participant pursuant to Article 14 of the Plan.

2.21 “AWARD” shall mean any grant of an Option, Restricted Stock Award, Stock Appreciation Right or Performance Award.

2.22 “PERFORMANCE PERIOD” shall mean the period, established at the time any Performance Award is granted or at any time thereafter, during which any performance goals specified by the Committee with respect to such Performance Award are to be measured.

2.23 “PERFORMANCE SHARE” shall mean any grant pursuant to Article 15 hereof of an award, which value, if any, shall be paid to a Participant by delivery of shares of Common Stock of the Company upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.24 “STOCK APPRECIATION RIGHT” shall mean a grant pursuant to Article 16 hereof.

ARTICLE 3. PLAN ADMINISTRATION

The Plan shall be administered by the Board or by a Committee of the Board consisting of two or more directors. In the event the Company’s securities are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, each of the members of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3, or any successor provision, as then in effect, of the General Rules and Regulations under the Securities Exchange Act of 1934 as amended. Members of a Committee, if established, shall be appointed from time to time by the Board, shall serve at the pleasure of the Board and may resign at any time upon written notice to the Board. A majority of the members of the Committee shall constitute a quorum. The Committee shall act by majority approval of its members, shall keep minutes of its meetings and shall provide copies of such minutes to the Board. Action of the Committee may be taken without a meeting to the extent permitted by the Company’s Articles of Incorporation and Bylaws. Copies of minutes of the Committee’s meetings and of its actions by written consent shall be provided to the Board and kept with the corporate records of the Company. As used in this Plan, the term “Committee” will refer either to the Board or to such a Committee, if established.

In accordance with the provisions of the Plan, the Committee shall select the Participants from Eligible Persons; shall determine the number of shares of Common Stock to be subject to Awards granted pursuant to the Plan, the performance criteria applicable to Performance Shares, the time at which Awards are granted, the exercise price, the term of Awards and the manner in which each Award vests or becomes exercisable; and shall fix such other provisions of Awards as the Committee may deem necessary or desirable and as consistent with the terms of the Plan. The Committee shall determine the form or forms of the agreements with Participants which shall evidence the particular terms, conditions, rights and duties of the Company and the Participants under Awards granted pursuant to the Plan. The Committee shall have the authority, subject to the provisions of the Plan, to establish, adopt and revise such rules and regulations relating to the Plan as it may deem necessary or advisable for the administration of the Plan. With the consent of the Participant affected thereby, the Committee may amend or modify the terms of any outstanding Award in any manner, provided that the amended or modified terms are permitted by the Plan as then in effect. Without limiting the generality of the foregoing sentence, the Committee may, with the consent of the Participant affected thereby, modify the number of shares, performance criteria or other terms and conditions of an Award; extend the term of an Award; accelerate the exercisability or vesting or otherwise terminate any restrictions or risks of forfeiture relating to an Award; extend, renew or accept the surrender of any outstanding Award, to the extent not previously exercised; and authorize the grant of new Awards in substitution therefor to the extent not previously exercised. Notwithstanding any other provision of the Plan, the Committee shall not reduce the exercise price of any outstanding Award without the affirmative vote of the holders of a majority of the voting power of all outstanding shares entitled to vote.

Each determination, interpretation or other action made or taken by the Committee pursuant to the provisions of the Plan shall be conclusive and binding for all purposes and on all persons, including, without limitation, the Company and its Subsidiaries, the shareholders of the Company, the Committee and each of the members thereof, the directors, officers and employees of the Company and its Subsidiaries, and the Participants and their respective successors in interest.

ARTICLE 4. SHARES SUBJECT TO THE PLAN

4.1 NUMBER. The maximum number of shares of Common Stock that shall be reserved for issuance under the Plan shall be 4,250,000, subject to adjustment upon changes in capitalization of the Company as provided in Section 4.3 below. The maximum number of shares authorized may be increased from time to time by approval of the Board and, if required pursuant to Rule 16b-3, Section 422 of the Code, or the rules of any securities exchange or the NASD, by shareholders of the Company. Shares of Common Stock that may be issued in connection with Awards under this Plan shall be applied to reduce the maximum number of shares of Common Stock remaining available for use under the Plan. Notwithstanding the foregoing, no more than 50% of the maximum number of shares reserved for issuance under the Plan shall be issued or reserved for issuance (or issued and reserved) pursuant to Stock Appreciation Rights, Performance Share Awards or Restricted Stock Awards under the Plan.

4.2 UNUSED STOCK. In the event that any outstanding Option, Stock Appreciation Right, Performance Share Award or Restricted Stock Award under the Plan for any reason expires or is terminated prior to the exercise of the Option or Stock Appreciation Right, prior to the achievement of the performance criteria under the Performance Share Award, or prior to the lapsing of the risks of forfeiture on the Restricted Stock Award, the shares of Stock allocable to the unexercised portion of such Option or Stock Appreciation Right, to the unearned portion of the Performance Share Award or to the forfeited portion of the Restricted Stock Award shall continue to be reserved for Options, Stock Appreciation Rights, Performance Share Awards and Restricted Stock Awards under the Plan and may be optioned or awarded hereunder.

4.3 CHANGE IN SHARES, ADJUSTMENTS, ETC. In the event of an increase or decrease in the number of shares of Common Stock resulting from a subdivision or consolidation of shares, stock dividend, or stock split, the Committee shall adjust appropriately the number of shares of Stock reserved under Section 4.1 hereof, the number of shares of Stock covered by each Award, and, if applicable, the price per share thereof to reflect such change in order to prevent dilution or enlargement of the rights of the Participants. Additional shares which may be credited pursuant to such adjustment shall be subject to the same restrictions as are applicable to the shares with respect to which the adjustment relates.

ARTICLE 5. ELIGIBILITY

Awards shall be granted only to those Eligible Persons who, in the judgment of the Committee, are performing, or during the term of an Award will perform, vital services in the management, operation and development of the Company or a Subsidiary, and significantly contribute or are expected to significantly contribute to the achievement of long-term corporate objectives. Participants may be granted from time to time one or more Awards under the Plan, provided that only employees of the Company or a Subsidiary may be granted Incentive Stock Options under the Plan, in any case as may be determined by the Committee in its sole discretion. The number, type, terms and conditions of Awards granted to various Eligible Persons need not be uniform, consistent or in accordance with any plan, whether or not such Eligible Persons are similarly situated. The Committee may grant Awards to the same Participant at the same time or at different times. Incentive Stock Options, Non-Statutory Stock Options, Restricted Stock Awards, Stock Appreciation Rights and Performance Awards, whether granted at the same or different times, shall be deemed to have been awarded in separate grants, shall be clearly identified, and, unless specifically provided for in the Award Agreement, the receipt of an Award or the exercise of rights thereunder shall not affect the Participant’s rights under, or the number of shares subject to, any other Award. Upon determination by the Committee that an Award is to be granted to a Participant, written notice shall be given such person specifying such terms, conditions, rights and duties related thereto. Each Participant shall enter into an agreement with the Company, in such form as the Committee shall determine and which is consistent with the provisions of the Plan, specifying the terms, conditions, rights and duties of Awards granted under the Plan. Awards shall be deemed to be granted as of the date specified in the grant resolution of the Committee, which date shall be the date of the related agreement with the Participant.

ARTICLE 6. DURATION AND EXERCISE OF OPTIONS

6.1 MANNER OF OPTION EXERCISE. An Option may be exercised by a Participant in whole or in part from time to time, subject to the conditions contained herein and in the agreement evidencing such Option, by delivery, in person or through certified or registered mail, of written notice of exercise to the Company at its principal executive office (Attention: Secretary), and by paying in full the total Option exercise price for the shares of Common Stock purchased in accordance with Section 6.3. Such notice shall be in a form satisfactory to the Committee and shall specify the particular Option (or portion thereof) that is being exercised and the number of shares with respect to which the Option is being exercised. Subject to Section 9.1, the exercise of the Option shall be deemed effective upon receipt of such notice and payment. As soon as practicable after the effective exercise of the Option, the Company shall record on the stock transfer books of the Company the ownership of the shares purchased in the name of the Participant, and the Company shall deliver to the Participant one or more duly issued stock certificates evidencing such ownership.

6.2 METHOD OF PAYMENT OF OPTION EXERCISE PRICE. At the time of the exercise of an Option, the Participant may determine whether the total purchase price of the shares to be purchased shall be paid solely in cash or by transfer from the Participant to the Company of previously acquired shares of Common Stock, or by a combination thereof. In the event the Participant elects to pay the purchase price in whole or in part with previously acquired shares of Common Stock, the value of such shares shall be equal to their Fair Market Value on the date of exercise. The Committee may reject a Participant’s election to pay all or part of the purchase price with previously acquired shares of Common Stock and require such purchase price to be paid entirely in cash if, in the sole discretion of the Committee, payment in previously acquired shares would cause the Company to be required to recognize a charge to earnings in connection therewith. For purposes of this Section 6.2, “previously acquired shares” shall include only those shares of Common Stock which the Participant has owned for at least six (6) months prior to the exercise of the stock option, or for such other period of time as may be required by generally accepted accounting principles. In its sole discretion, the Committee may determine either at the time of grant or exercise of an Option, to permit a Participant to pay all or any portion of the purchase price by delivery of a promissory note in form and substance acceptable to the Committee.

6.3 RIGHTS AS A SHAREHOLDER. The Participant shall have no rights as a shareholder with respect to any shares of Common Stock covered by an Option until the Participant shall have become the holder of record of such shares, and no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date the Participant becomes the holder of record except as the Committee may determine pursuant to Section 4.3.

6.4 INCENTIVE STOCK OPTIONS.

(a) INCENTIVE STOCK OPTION EXERCISE PRICE. The per share price to be paid by the Participant at the time an Incentive Stock Option is exercised will be determined by the Committee, but shall not be less than (i) 100% of the Fair Market Value of one share of Common Stock on the date the Option is granted, or (ii) 110% of the Fair Market Value of one share of Common Stock on the date the Option is granted if, at that time the Option is granted, the Participant owns, directly or indirectly (as determined pursuant to Section 424(d) of the Code), more than 10% of the total combined voting power of all classes of stock of the Company, any Subsidiary or any parent corporation of the Company (within the meaning of Section 424(e) of the Code).

(b) AGGREGATE LIMITATION OF STOCK SUBJECT TO INCENTIVE STOCK OPTIONS. Notwithstanding any other provision of the Plan, the aggregate Fair Market Value (determined as of the date an Incentive Stock Option is granted) of the shares of Common Stock with respect to which incentive stock options (within the meaning of Section 422 of the Code) are exercisable for the first time by a Participant during any calendar year (under the Plan and any other incentive stock option plans of the Company, any Subsidiary or any parent corporation of the Company (within the meaning of Section 424(e) of the Code)) shall not exceed $100,000 (or such other amount as may be prescribed by the Code from time to time).

(c) DURATION OF INCENTIVE STOCK OPTIONS. The period during which an Incentive Stock Option may be exercised shall be fixed by the Committee at the time such Option is granted, but in no event shall such period exceed ten years from the date the Option is granted or, in the case of a Participant that owns, directly or indirectly (as determined pursuant to Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company, any Subsidiary or any parent corporation of the Company (within the meaning of Section 424(e) of the Code), five years from the date the Incentive Stock

Option is granted. An Incentive Stock Option shall become exercisable at such times and in such installments (which may be cumulative) as shall be determined by the Committee at the time the Option is granted. Upon the completion of its exercise period, an Incentive Stock Option, to the extent not then exercised, shall expire. Except as otherwise provided in Articles 7 or 11, all Incentive Stock Options granted to a Participant hereunder shall terminate and may no longer be exercised if the Participant ceases to be an employee of the Company and all Subsidiaries or if the Participant is an employee of a Subsidiary and the Subsidiary ceases to be a Subsidiary of the Company (unless the Participant continues as an employee of the Company or another Subsidiary).

(d) DISPOSITION OF COMMON STOCK ACQUIRED PURSUANT TO THE EXERCISE OF INCENTIVE STOCK OPTIONS. Prior to making a disposition (as defined in Section 424(c) of the Code) of any shares of Common Stock acquired pursuant to the exercise of an Incentive Stock Option granted under the Plan before the expiration of two years after the date on which the Option was granted or before the expiration of one year after the date on which such shares of Common Stock were transferred to the Participant pursuant to exercise of the Option, the Participant shall send written notice to the Company of the proposed date of such disposition, the number of shares to be disposed of, the amount of proceeds to be received from such disposition and any other information relating to such disposition that the Company may reasonably request. The right of a Participant to make any such disposition shall be conditioned on the receipt by the Company of all amounts necessary to satisfy any federal, state or local withholding tax requirements attributable to such disposition. The Committee shall have the right, in its sole discretion, to endorse the certificates representing such shares with a legend restricting transfer and to cause a stop transfer order to be entered with the Company’s transfer agent until such time as the Company receives the amounts necessary to satisfy such withholding requirements or until the later of the expiration of two years from the date the Option was granted or one year from the date on which such shares were transferred to the Participant pursuant to the exercise of the Option.

(e) WITHHOLDING TAXES. The Company is entitled to withhold and deduct from future wages of the Participant, or make other arrangements for the collection of, all legally required amounts necessary to satisfy any federal, state or local withholding tax requirements attributable to any action by the Participant, including, without limitation, a disposition of shares of Common Stock described in Section 6.4(d) above, that causes the Incentive Stock Option to cease to qualify as an incentive stock option within the meaning of Section 422 of the Code.

6.5 NON-STATUTORY STOCK OPTIONS.

(a) NON-STATUTORY STOCK OPTION EXERCISE PRICE. The per share price to be paid by the Participant at the time a Non-Statutory Stock Option is exercised will be determined by the Committee, but shall not be less than the Fair Market Value of one share of Common Stock on the date the Option is granted.

(b) DURATION OF NON-STATUTORY STOCK OPTIONS. The period during which a Non-Statutory Stock Option may be exercised shall be fixed by the Committee at the time such Option is granted. A Non-Statutory Stock Option shall become exercisable at such times and in such installments (which may be cumulative) as shall be determined by the Committee at the time the Option is granted. Upon the completion of its exercise period, a Non-Statutory Stock Option, to the extent not then exercised, shall expire. Except as otherwise provided in Articles 7 or 11, all Non-Statutory Stock Options granted hereunder to a Participant who is an employee of the Company or any Subsidiaries shall terminate and may no longer be exercised if the Participant ceases to be an employee of the Company or a Subsidiary or if the Participant is an employee of a Subsidiary and the Subsidiary ceases to be a Subsidiary of the Company (unless the Participant continues as an employee of the Company or another Subsidiary). A Non-Statutory Stock Option granted hereunder to a Participant who is not an employee of the Company or a Subsidiary will terminate as determined by the Committee at the time of grant.

(c) WITHHOLDING TAXES.

(i) The Company is entitled to (aa) withhold and deduct from future wages of the Participant, or make other arrangements for the collection of, all legally required amounts necessary to satisfy any federal, state or local withholding tax requirements attributable to the Participant’s exercise of a Non-Statutory Stock Option or otherwise incurred with respect to the Option, or (bb) require the Participant promptly to remit the amount of such withholding to the Company before acting on the Participant’s notice of exercise of the Option.

(ii) The Committee may, in its discretion and subject to such rules as the Committee may adopt, permit a Participant to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the exercise of a Non-Statutory Option either by electing to have the Company withhold from the shares of Common Stock to be issued upon exercise that number of shares of Common Stock, or by electing to deliver to the Company that number of already-owned shares of Common Stock, in either case having a Fair Market Value, on the date such tax is determined under the Code (the “Tax Date”), equal to the amount necessary to satisfy the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to the supplemental income resulting from the option. In no event may the Company or any Subsidiary withhold shares having a Fair Market Value in excess of such statutory minimum required tax withholding. A Participant’s election to have the Company withhold shares of Common Stock or to deliver already-owned shares of Common Stock is irrevocable, subject to the consent of the Committee, and subject to such rules as the Committee may adopt to assure compliance with Rule 16b-3, or any successor provision, as then in effect, of the General Rules and Regulations under the Securities Exchange Act of 1934, if applicable. If shares of Common Stock are issued prior to the Tax Date to a Participant making such an election, the Participant shall agree in writing to surrender that number of shares on the Tax Date having an aggregate Fair Market Value equal to the minimum statutory withholding tax due.

ARTICLE 7. EFFECT OF TERMINATION OF EMPLOYMENT ON OPTIONS

7.1 TERMINATION OF EMPLOYMENT OR OTHER SERVICE DUE TO DEATH, DISABILITY OR RETIREMENT. Except as otherwise provided in the agreement evidencing the Option, in the event a Participant’s employment or other service is terminated with the Company and all Subsidiaries by reason of his or her death, Disability or Retirement, all outstanding Incentive Stock Options and Non-Statutory Stock Options then held by the Participant shall become immediately exercisable in full and remain exercisable for a period of three months in the case of Retirement and one year in the case of death or Disability, provided, however, that an exercise may not occur after the expiration date thereof in any event. The Company shall undertake to use its best efforts to notify the Participant or his or her heirs or representatives, as the case may be, of the last date by which Options may be exercised pursuant to this Section 7.1, at least thirty (30) days in the case of Retirement and at least sixty (60) days in the case of death or Disability, prior to such date.

7.2 TERMINATION OF EMPLOYMENT OR OTHER SERVICE FOR REASONS OTHER THAN DEATH, DISABILITY OR RETIREMENT.

(a) Except as otherwise provided in Article 11 or in the agreement evidencing the Option, in the event a Participant’s employment or other service is terminated with the Company and all Subsidiaries for any reason other than his or her death, Disability or Retirement, all rights of the Participant under the Plan shall immediately terminate without notice of any kind and no Option then held by the Participant shall thereafter be exercisable.

(b) Notwithstanding the provisions of Subsection (a) above, upon a Participant’s termination of employment or other service with the Company and all Subsidiaries, the Committee may, in its sole discretion (which may be exercised before or following such termination), cause Options then held by such Participant to become exercisable and to remain exercisable following such termination of employment or other service in the manner determined by the Committee; provided, however, that no Option shall be exercisable after the expiration date thereof in any event, and any Incentive Stock Option that remains unexercised more than three months following termination of employment shall thereafter be deemed to be a Non-Statutory Stock Option.

7.3 DATE OF TERMINATION. For purposes of the Plan, a Participant’s employment or other service shall be deemed to have terminated on the date that the Participant ceases to perform services for the Company or, at the discretion of the Committee, the last day of the pay period covered by the Participant’s final paycheck. Notwithstanding the foregoing, the employee Participant shall not be deemed to have ceased to be an employee for purposes of the Plan until the later of the 91st day of any bona fide leave of absence approved by the Company or a Subsidiary for the Participant (including, without limitation any layoff) or the expiration of the period of any bona fide leave of absence approved by the Company or a Subsidiary for the Participant (including without limitation any layoff) during which the Participant’s right to reemployment is guaranteed either by statute or contract.

ARTICLE 8. RIGHTS OF EMPLOYEES; PARTICIPANTS

8.1 EMPLOYMENT. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment of any Eligible Person or Participant at any time, nor confer upon any Eligible Person or Participant any right to continue in the employ of the Company or any Subsidiary.

8.2 NONTRANSFERABILITY. Except as provided in Section 8.3 below, no right or interest of any Participant in an Award granted pursuant to the Plan shall be assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily, or subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Participant’s death, a Participant’s rights and interest in any Awards shall be transferable by testamentary will or the laws of descent and distribution, and payment of any amounts due under the Plan shall be made to, and exercise of any Options (to the extent permitted pursuant to Section 7.1) may be made by, the Participant’s legal representatives, heirs or legatees. If in the opinion of the Committee a Participant holding any Award is disabled from caring for his or her affairs because of mental condition, physical condition or age, any payments due the Participant may be made to, and any rights of the Participant under the Plan shall be exercised by, such Participant’s guardian, conservator or other legal personal representative upon furnishing the Committee with evidence satisfactory to the Committee of such status.

8.3 PERMITTED TRANSFERS OF NON-STATUTORY STOCK OPTIONS. The Committee may, in its sole discretion, permit the Participant to transfer any or all Non-Statutory Stock Options to any member of the Participant’s “immediate family” as such term is defined in Rule 16a-1(e) promulgated under the Securities Exchange Act of 1934, or any successor provision, or to one or more trusts whose beneficiaries are members of such Participant’s “immediate family” or partnerships in which such family members are the only partners; provided, however, that the Participant receives no consideration for the transfer and such transferred Non-Statutory Stock Option shall continue to be subject to the same terms and conditions as were applicable to such Non-Statutory Stock Option immediately prior to its transfer.

8.4 NON-EXCLUSIVITY OF THE PLAN. Nothing contained in the Plan is intended to amend, modify or rescind any previously approved compensation plans or programs entered into by the Company. The Plan will be construed to be an addition to any and all such other plans or programs. Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Company for approval will be construed as creating any limitations on the power or authority of the Board to adopt such additional or other compensation arrangements as the Board may deem necessary or desirable.

ARTICLE 9. SHARE ISSUANCE AND TRANSFER RESTRICTIONS

9.1 SHARE ISSUANCES. Notwithstanding any other provision of the Plan or any agreements entered into pursuant hereto, the Company shall not be required to issue or deliver any certificate for shares of Common Stock under this Plan (and an Option or Stock Appreciation Right shall not be considered to be exercised, notwithstanding the tender by the Participant of any consideration therefor), unless and until each of the following conditions has been fulfilled:

(a) (i) there shall be in effect with respect to such shares a registration statement under the Securities Act and any applicable state securities laws if the Committee, in its sole discretion, shall have determined to file, cause to become effective and maintain the effectiveness of such registration statement; or (ii) if the Committee has determined not to so register the shares of Common Stock to be issued under the Plan, (A) exemptions from registration under the Securities Act and applicable state securities laws shall be available for such issuance (as determined by counsel to the Company) and (B) there shall have been received from the Participant (or, in the event of death or disability, the Participant’s heir(s) or legal representative(s)) any representations or agreements requested by the Company in order to permit such issuance to be made pursuant to such exemptions; and

(b) there shall have been obtained any other consent, approval or permit from any state or federal governmental agency which the Committee shall, in its sole discretion upon the advice of counsel, deem necessary or advisable.

9.2 SHARE TRANSFER. Shares of Common Stock issued pursuant to the exercise of an Award granted under the Plan may not be sold, assigned, transferred, pledged, encumbered or otherwise disposed of (whether voluntarily or involuntarily) except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to exemptions from such registrations. The Company may condition the sale, assignment, transfer, pledge, encumbrance or other disposition of such shares not issued pursuant to an effective and current registration statement under the Securities Act and all applicable state securities laws on the receipt from the party to whom the shares of Common Stock are to be so transferred of any representations or agreements requested by the Company in order to permit such transfer to be made pursuant to exemptions from registration under the Securities Act and applicable state securities laws.

9.3 LEGENDS. Unless a registration statement under the Securities Act is in effect with respect to the issuance or transfer of shares of Common Stock issued under the Plan, each certificate representing any such shares shall be endorsed with a legend in substantially the following form, unless counsel for the Company is of the opinion as to any such certificate that such legend is unnecessary:

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE ACT”), OR UNDER APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH STATE LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE LAWS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

ARTICLE 10. PLAN AMENDMENT, MODIFICATION AND TERMINATION

The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Awards under the Plan shall conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no such amendment, without approval of the shareholders of the Company, may (a) materially increase the benefits accruing to Participants under the Plan, (b) increase the total number of shares of Common Stock as to which Awards may be granted under the Plan, except as provided in Section 4.3 of the Plan, or (c) materially modify the requirements as to eligibility for participation in the Plan. No termination, suspension or amendment of the Plan shall alter or impair any outstanding Award without the consent of the Participant affected thereby; provided, however, that this sentence shall not impair the right of the Committee to take whatever action it deems appropriate under Section 4.3.

ARTICLE 11. CHANGE IN CONTROL

Unless otherwise provided in the agreement with respect to an Award, in the event of an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company (collectively referred to as a “transaction”), the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) may provide for one or more of the following:

(a) the equitable acceleration of the exercisability of any outstanding Options or Stock Appreciation Rights, the vesting and payment of any Performance Awards, or the lapsing of the risks of forfeiture on any Restricted Stock Awards;

(b) the complete termination of this Plan, the cancellation of outstanding Options or Stock Appreciation Rights not exercised prior to a date specified by the Board (which date shall give Participants a reasonable period of time in which to exercise such Award prior to the effectiveness of such transaction), the cancellation of any Performance Award and the cancellation of any Restricted Stock Awards for which the risks of forfeiture have not lapsed;

(c) that Participants holding outstanding Options and Stock Appreciation Rights shall receive, with respect to each share of Stock subject to such Awards, as of the effective date of any such transaction, cash in an amount equal to the excess of the Fair Market Value of such Stock on the date immediately preceding the effective date of such transaction over the price per share of such Options or Stock Appreciation Rights; provided that the Committee may, in lieu of such cash payment, distribute to such Participants shares of Common Stock of the Company or shares of stock of any corporation succeeding the Company by reason of such transaction, such shares having a value equal to the cash payment herein;

(d) that Participants holding outstanding Restricted Stock Awards and Performance Share Awards shall receive, with respect to each share of Stock subject to such Awards, as of the effective date of any such transaction, cash in an amount equal to the Fair Market Value of such Stock on the date immediately preceding the effective date of such transaction; provided that the Committee may, in lieu of such cash payment, distribute to such Participants shares of Common Stock of the Company or shares of stock of any corporation succeeding the Company by reason of such transaction, such shares having a value equal to the cash payment herein;

(e) the continuance of the Plan with respect to the exercise of Options or Stock Appreciation Rights which were outstanding as of the date of adoption by the Board of such plan for such transaction and provide to Participants holding such Options and Stock Appreciation Rights the right to exercise their respective Options or Stock Appreciation Rights as to an equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction; and

(f) the continuance of the Plan with respect to Restricted Stock Awards for which the risks of forfeiture have not lapsed as of the date of adoption by the Board of such plan for such transaction and provide to Participants holding such Awards the right to receive an equivalent number of shares of stock of the corporation succeeding the Company by reason of such transaction.

The Committee may restrict the rights of or the applicability of this Article 11 to the extent necessary to comply with Section 16(b) of the Securities Exchange Act of 1934, the Internal Revenue Code or any other applicable law or regulation. The grant of an Award pursuant to the Plan shall not limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, exchange or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

ARTICLE 12. EFFECTIVE DATE OF THE PLAN

12.1 EFFECTIVE DATE. The Plan is effective as of July 31, 1997, the effective date it was adopted by the Board subject to the approval of the shareholders within 12 months. Options may be granted under the Plan prior to shareholder approval if made subject to shareholder approval.

12.2 DURATION OF THE PLAN. The Plan shall terminate at midnight on July 30, 2007 and may be terminated prior thereto by Board action, and no Awards shall be granted after such termination. Awards outstanding upon termination of the Plan may continue in effect following termination of the Plan in accordance with their terms.

ARTICLE 13. MISCELLANEOUS

13.1 GOVERNING LAW. The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Minnesota without regard to the conflict of laws provisions of any jurisdictions. All parties agree to submit to the jurisdiction of the state and federal courts of Minnesota with respect to matters relating to the Plan and agree not to raise or assert the defense that such forum is not convenient for such party. Notwithstanding anything in the Plan to the contrary, with respect to Awards granted to an Eligible Person who is not a citizen or resident of the United States, such Awards shall be governed by the applicable tax, securities or other laws and regulations which may govern such Eligible Person, including but not limited to applicable income and payroll tax withholding.

13.2 GENDER AND NUMBER. Except when otherwise indicated by the context, reference to the masculine gender in the Plan shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

13.3 CONSTRUCTION. Wherever possible, each provision of this Plan shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Plan shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Plan.

13.4 SUCCESSORS AND ASSIGNS. This Plan shall be binding upon and inure to the benefit of the successors and permitted assigns of the Company, including, without limitation, whether by way of merger, consolidation, operation of law, assignment, purchase or other acquisition of substantially all of the assets or business of the Company, and any and all such successors and assigns shall absolutely and unconditionally assume all of the Company’s obligations under the Plan.

13.5 SURVIVAL OF PROVISIONS. The rights, remedies, agreements, obligations and covenants contained in or made pursuant to the Plan, any agreement evidencing an Award and any other notices or agreements in connection therewith, including, without limitation, any notice of exercise of an Option or Stock Appreciation Right, shall survive the execution and delivery of such notices and agreements and the delivery and receipt of shares of Common Stock and shall remain in full force and effect.

ARTICLE 14. RESTRICTED STOCK AWARDS

14.1 NUMBER OF SHARES. The agreement evidencing the Restricted Stock Award shall state the total number of shares of Common Stock covered by the Restricted Stock Award.

14.2 RISKS OF FORFEITURE. The agreement evidencing the Restricted Stock Award shall set forth the risks of forfeiture, if any, which shall apply to the shares of Common Stock covered by the Restricted Stock Award, and shall specify the manner in which such risks of forfeiture shall lapse. The Committee may, in its sole discretion, modify the manner in which such risks of forfeiture shall lapse but only with respect to those shares of Common Stock which are restricted as of the effective date of the modification.

14.3 ISSUANCE OF RESTRICTED SHARES. The Company shall cause to be issued a stock certificate representing such shares of Common Stock in the Participant’s name, and shall deliver such certificate to the Participant; provided, however, that the Company shall place a legend on such certificate describing the risks of forfeiture and other transfer restrictions set forth in the agreement evidencing the Participant’s Restricted Stock Award and providing for the cancellation and return of such certificate if the shares of Common Stock subject to the Restricted Stock Award are forfeited.

14.4 RIGHTS AS SHAREHOLDER. Until the risks of forfeiture have lapsed or the shares of Common Stock subject to such Restricted Stock Award have been forfeited, the Participant shall be entitled to vote the shares of Common Stock represented by such stock certificates and shall receive all dividends attributable to such shares, but the Participant shall not have any other rights as a shareholder with respect to such shares.

14.5 WITHHOLDING TAXES. The Company or its Subsidiary shall be entitled to withhold and deduct from future wages of the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant’s Restricted Stock Award. In the event the Participant is required under the agreement evidencing the Restricted Stock Award to pay the Company or Subsidiary, or make arrangements satisfactory to the Company or Subsidiary respecting payment of, such withholding and employment-related taxes, the Committee may, in its discretion and pursuant to such rules as it may adopt, permit the Participant to satisfy such obligations, in whole or in part, by delivering shares of Common Stock, including shares of Common Stock received pursuant to a Restricted Stock Award on which the risks of forfeiture have lapsed. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to the supplemental income resulting from the lapsing of the risks of forfeiture on such restricted stock. In no event may the Participant deliver shares having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant’s election to deliver shares of Common Stock for this purpose shall be made on or before the date that the amount of tax to be withheld is determined under applicable tax law. Such election shall be approved by the Committee and otherwise comply with such rules as the Committee may adopt to assure compliance with Rule 16b-3, or any successor provision, as then in effect, of the General Rules and Regulations under the Securities Exchange Act of 1934, if applicable.

14.6 NONTRANSFERABILITY. No Restricted Stock Award shall be transferable, in whole or in part, by the Participant, other than by will or by the laws of descent and distribution, prior to the date the risks of forfeiture described in the agreement evidencing the Restricted Stock Award have lapsed. If the Participant shall attempt any transfer of any Restricted Stock Award granted under the Plan prior to such date, such transfer shall be void and the Restricted Stock Award shall terminate.

14.7 OTHER PROVISIONS. The agreement evidencing the Restricted Stock Award granted pursuant to this Article 14 shall contain such other provisions as the Committee shall deem advisable.

ARTICLE 15. PERFORMANCE AWARDS

Each Performance Share granted pursuant to this Article 15 shall be evidenced by a written agreement (the “Performance Share Agreement”). The Performance Share Agreement shall be in such form as may be approved from time to time by the Committee and may vary from Participant to Participant; provided, however, that each Participant and each Performance Share Agreement shall comply with and be subject to the following terms and conditions:

15.1 AWARDS. Performance Shares may be granted to any Participant in the Plan. Performance Shares shall consist of shares of Common Stock or other Awards denominated in shares of Common Stock that may be earned or become vested in whole or in part if the Company achieves certain goals established by the Committee over a specified Performance Period.

15.2 PERFORMANCE GOALS, PERFORMANCE PERIOD AND PAYMENT. The Performance Award Agreement shall set forth:

(a) the number of Performance Shares subject to the Award;

(b) one or more performance goals established by the Committee based on any one, or combination of, earnings per share, return on equity, return on assets, total shareholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price or cash flow return on investment, including threshold, target and maximum levels;

(c) the Performance Period over which Performance Shares may be earned or may become vested;

(d) the extent to which partial achievement of the goal(s) may result in a payment or vesting of the Performance Shares, as determined by the Committee; and

(e) the date upon which Performance Shares will be issued and the extent to which receipt of such Shares may be deferred.

15.3 REGULATORY COMPLIANCE. This Article 15 is intended to comply with the performance-based compensation requirements of Section 162(m) of the Internal Revenue Code and shall be interpreted in accordance with the rules and regulations thereunder.

15.4 WITHHOLDING TAXES. The Company or Subsidiary shall be entitled to withhold and deduct from future wages of the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant’s Performance Shares. In the event the Participant is required under the Performance Share Agreement to pay the Company or Subsidiary, or make arrangements satisfactory to the Company or Subsidiary respecting payment of, such withholding and employment-related taxes, the Committee may, in its discretion and pursuant to such rules as it may adopt, permit the Participant to satisfy such obligations, in whole or in part, by delivering shares of Common Stock. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes. In no event may the Participant deliver shares having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant’s election to deliver shares of Common Stock for this purpose shall be made on or before the date that the amount of tax to be withheld is determined under applicable tax law. Such election shall be approved by the Committee and otherwise comply with such rules as the Committee may adopt to assure compliance with Rule 16b-3, or any successor provision, as then in effect, of the General Rules and Regulations under the Securities Exchange Act of 1934, if applicable.

15.5 NONTRANSFERABILITY. No Performance Shares shall be transferable, in whole or in part, by the Participant, other than by will or by the laws of descent and distribution. If the Participant shall attempt any transfer of any Performance Shares granted under the Plan, such transfer shall be void and the Performance Share Award shall terminate.

15.6 NO RIGHTS AS SHAREHOLDER. A Participant (or the Participant’s successor or successors) shall have no rights as a shareholder with respect to any Performance Shares until the date of the issuance of a stock certificate evidencing such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such stock certificate is actually issued (except with respect to stock dividends as set forth in Section 4.3 or as otherwise provided in Article 11 of the Plan).

15.7 OTHER PROVISIONS. The Performance Share Agreement authorized under this Article 15 shall contain such other provisions as the Committee shall deem advisable.

ARTICLE 16. STOCK APPRECIATION RIGHTS

Each Stock Appreciation Right granted pursuant to this Article 16 shall be evidenced by a written agreement (the “Stock Appreciation Agreement”). The Stock Appreciation Agreement shall be in such form as may be approved from time to time by the Committee and may vary from Participant to Participant; provided, however, that each Participant and each Stock Appreciation Agreement shall comply with and be subject to the following terms and conditions:

16.1 AWARDS. A Stock Appreciation Right shall entitle the Participant to receive, upon exercise, cash, shares of Common Stock, or any combination thereof, having a value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock on the date of such exercise, over (ii) a specified exercise price. Unless otherwise determined by the Committee, the specified exercise price shall not be less than 100% of the Fair Market Value of such shares of Stock on the date of grant of the Stock Appreciation Right. A Stock Appreciation Right may be granted independent of or in tandem with a previously or contemporaneously granted Option.

16.2 TERM AND EXERCISABILITY. The term during which any Stock Appreciation Right granted under the Plan may be exercised shall be established in each case by the Committee. The Stock Appreciation Agreement shall state when the Stock Appreciation Right becomes exercisable and shall also state the maximum term during which such Stock Appreciation Right may be exercised. In the event a Stock Appreciation Right is exercisable immediately, the manner of exercise of such Stock Appreciation Right in the event it is not exercised in full immediately shall be specified in the Stock Appreciation Agreement. The Committee may accelerate the exercisability of any Stock Appreciation Right granted hereunder which is not immediately exercisable as of the date of grant. If a Stock Appreciation Right is granted in tandem with an Option, the Stock Appreciation Agreement shall set forth the extent to which the exercise of all or a portion of the Stock Appreciation Right shall cancel a corresponding portion of the Option, and the extent to which the exercise of all or a portion of the Option shall cancel a corresponding portion of the Stock Appreciation Right.

16.3 WITHHOLDING TAXES. The Company or Subsidiary shall be entitled to withhold and deduct from future wages of the Participant all legally required amounts necessary to satisfy any and all withholding and employment-related taxes attributable to the Participant’s Stock Appreciation Right. In the event the Participant is required under the Stock Appreciation Right to pay the Company or Subsidiary, or make arrangements satisfactory to the Company or Subsidiary respecting payment of, such withholding and employment-related taxes, the Committee may, in its discretion and pursuant to such rules as it may adopt, permit the Participant to satisfy such obligations, in whole or in part, by delivering shares of Common Stock. Such shares shall have a Fair Market Value equal to the minimum required tax withholding, based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes. In no event may the Participant deliver shares having a Fair Market Value in excess of such statutory minimum required tax withholding. The Participant’s election to deliver shares of Common Stock for this purpose shall be made on or before the date that the amount of tax to be withheld is determined under applicable tax law. Such election shall be approved by the Committee and otherwise comply with such rules as the Committee may adopt to assure compliance with Rule 16b-3, or any successor provision, as then in effect, of the General Rules and Regulations under the Securities Exchange Act of 1934, if applicable.

16.4 NONTRANSFERABILITY. No Stock Appreciation Right shall be transferable, in whole or in part, by the Participant, other than by will or by the laws of descent and distribution. If the Participant shall attempt any transfer of any Stock Appreciation Right granted under the Plan, such transfer shall be void and the Stock Appreciation Right shall terminate.

16.5 NO RIGHTS AS SHAREHOLDER. A Participant (or the Participant’s successor or successors) shall have no rights as a shareholder with respect to any shares covered by a Stock Appreciation Right until the date of the issuance of a stock certificate evidencing such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such stock certificate is actually issued (except with respect to stock dividends as set forth in Section 4.3 and as otherwise provided in Article 11 of the Plan).

16.6 OTHER PROVISIONS. The Stock Appreciation Agreement authorized under this Article 16 shall contain such other provisions as the Committee shall deem advisable, including but not limited to any restrictions on the exercise of the Stock Appreciation Right which may be necessary to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, empowers Rudolph to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that Rudolph may purchase insurance on behalf of any of their respective directors, officers, employees or agents.

Article VII of Rudolph’s Restated Certificate of Incorporation provides for indemnification of Rudolph’s officers and directors to the fullest extent permitted by the DGCL.

Rudolph has entered into indemnification agreements with its directors and officers. Generally, these agreements provide that Rudolph will indemnify such persons against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any third-party Proceeding (as defined below). These agreements further provide that Rudolph will indemnify such persons against all expenses actually and reasonably incurred in connection with Proceedings by or in the right of Rudolph if such persons acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of Rudolph. A “Proceeding” is any threatened, pending or completed action, suit, arbitration, investigation, inquiry, threatened or completed proceeding, whether brought in the right of Rudolph or otherwise, and whether civil, criminal, administrative or investigative, in which the involvement of any person entitled to indemnification under an indemnification agreement relates to the fact that such person is or was a director or officer of Rudolph, is or was serving at the request of Rudolph as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or relates to any action taken by such person while acting as director or officer of Rudolph, in each case whether or not serving in such capacity at the time any liability or expense is incurred. Rudolph’s obligations are subject to a determination of entitlement to indemnification by independent counsel (in a written opinion), by disinterested directors of Rudolph or, if so directed by Rudolph’s board of directors, by Rudolph’s stockholders. Payment to any person entitled to indemnification must be made within 10 days after such determination. Rudolph must advance the expenses incurred in connection with any Proceeding within 30 days after its receipt of a statement requesting such advances, whether prior to or after final disposition of any Proceeding. In the event that a determination is made that any person described above is not entitled to indemnification, advancement of expenses is not timely made or where no determination of entitlement or rightful payment of indemnification has been made, such person may seek an adjudication by a court of such entitlement or, alternatively, such person may seek an award in arbitration.

Rudolph carries insurance policies which cover its individual directors and officers for legal liability and which would pay on Rudolph’s behalf for expenses of indemnifying directors and officers in accordance with Rudolph’s Restated Certificate of Incorporation.

Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director’s liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director derived an improper personal benefit.

Article VII of Rudolph’s Restated Certificate of Incorporation eliminates the liability of a director of Rudolph to Rudolph or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Item 21. Exhibits and Financial Statement Schedules

Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 27, 2005, by and among the Registrant, NS Merger Sub, Inc. and August Technology Corporation (incorporated by reference to Exhibit 99.2 to the Registrant’s Schedule 13D filed with the SEC on July 7, 2005).***

2.2	Amendment No. 1, dated as of December 8, 2005, by and among the Registrant, NS Merger Sub, Inc. and August Technology Corporation, to the Agreement and Plan of Merger, dated as of June 27, 2005, by and among the Registrant, NS Merger Sub, Inc. and August Technology Corporation (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 9, 2005).

3.1	Restated Certificate of Incorporation of Registrant (incorporated herein by reference to Exhibit 3.1(b) to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, as amended (SEC File No. 333-86871), filed with the SEC on October 5, 1999).

3.2	Amended and Restated Bylaws of Registrant (incorporated herein by reference to Exhibit 3.2(b) to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, as amended (SEC File No. 333-86871), filed with the SEC on October 5, 1999).

3.3	Certificate Of Designations Of Series A Junior Participating Preferred Stock Of Rudolph Technologies, Inc. (incorporated herein by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form 8-A, filed with the SEC on June 27, 2005).

4.1	Rights Agreement, dated as of June 27, 2005, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Rudolph Technologies, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 8-A, filed with the SEC on June 27, 2005).

5.1	Opinion of Latham & Watkins LLP regarding the validity of the securities to be registered hereunder.

8.1	Opinion of Latham & Watkins LLP relating to tax matters.

8.2	Opinion of Fredrikson & Byron, P.A. relating to tax matters.

21	List of Subsidiaries (incorporated herein by reference to Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm (related to the consolidated financial statements of the Registrant).

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm (related to the consolidated financial statements of August Technology Corporation).

Exhibit No.	Description
23.3	Consent of Latham & Watkins LLP (included in Exhibits 5.1 and 8.1).

23.4	Consent of Fredrikson & Byron, P.A. (included in Exhibit 8.2).

24.1	Power of Attorney (included in Part II of this Registration Statement).**

99.1	Consent of Piper Jaffray & Co.

99.2	Consent of Needham & Company, LLC.

99.3	Form of Proxy of the Registrant.

99.4	Form of Proxy of August Technology Corporation.

99.5	Form of Election Form/Letter of Transmittal.*

99.6	Consent of Jeff L. O’Dell to be named a director of Rudolph upon completion of the merger.**

99.7	Consent of Michael W. Wright to be named a director of Rudolph upon completion of the merger.**

*	To be filed by amendment.
**	Previously filed.
***	Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to the Agreement and Plan of Merger have been omitted from Exhibit 2.1:

August Technology Disclosure Schedules

Section 3.1	Organization and Qualification; Subsidiaries
Section 3.3(b)	Stock Options
Section 3.3(c)	Certain Rights
Section 3.5	No Conflict, Required Filings and Consents
Section 3.9(viii)	Absence of Certain Changes or Events
Section 3.10	Undisclosed Liabilities
Section 3.11	Litigation; Investigations
Section 3.12(a)	Material Contracts
Section 3.13(a)	Employee Benefit Plans
Section 3.13(e)	Employee Plans
Section 3.13(i)	Post-Termination Employee Plan
Section 3.13(l)	Countries
Section 3.13(m)	Employees
Section 3.13(o)	Severance or Other Obligations
Section 3.14(b)	Personnel Manuals, Handbooks
Section 3.14(g)	Employment Facilities
Section 3.15(b)	Real Property
Section 3.15(c)	Real Property Lease Defaults
Section 3.18(a)	Registered Intellectual Property
Section 3.18(d)	Allegations of Intellectual Property Infringement, Violation, Unauthorized Use
Section 3.18(h)	Intellectual Property Misappropriation, Infringement, Dilution, Violation
Section 3.18(j)	Royalty or Other Fees
Section 3.25(a)	10 Largest Customers
Section 3.25(b)	10 Largest Suppliers
Section 3.26(a)	Recalls, Field Notifications, Field Corrections and Safety Alerts
Section 5.2	Restrictive Covenants
Section 6.10(b)	D&O Policy
Section 6.11	Affiliates
Section 9.3(d)	Amendment Agreements

Rudolph Disclosure Schedules

Section 4.1	Subsidiaries
Section 4.3(b)	Persons Holding Outstanding Awards to Acquire Shares of Parent Common Stock
Section 4.12(d)	Material Contracts
Section 4.13(a)	Employee Plans
Section 4.13(i)	Employee Plans with Benefits Post-Termination
Section 4.13(l)	Countries of Parent Operations
Section 4.13(m)	Employment Related Agreements
Section 4.14(b)	Personnel Manuals or Handbooks
Section 4.14(g)	Individuals Who Suffered an “Employment Loss” During the 90-Day Period Prior to the Date of this Agreement
Section 4.15(b)	Real Property
Section 4.18(b)	Registered Intellectual Property
Section 4.18(j)	Royalty Obligations Above Thresholds
Section 4.25(a)	10 Largest Customers
Section 4.25(b)	10 Largest Suppliers
Section 4.26(a)	Recalls, Field Notifications, Field Corrections and Safety Alerts
Section 5.1(b)	Interim Conduct of Business
Section 5.3	Restricted Covenant Exceptions
Section 5.3(c)	Restricted Covenant Exceptions
Section 5.3(d)	Restricted Covenant Exceptions

Rudolph agrees to furnish supplementally to the Staff of the Securities and Exchange Commission a copy of any omitted schedule upon the Staff’s request.

Financial Statement Schedule

The Financial Statement Schedule that was previously filed with the SEC on March 15, 2005 as part of Rudolph’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The registrant undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) of Item 512 of Regulation S-K, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Rudolph Technologies, Inc. has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized at Flanders, New Jersey, on December 29, 2005.

RUDOLPH TECHNOLOGIES, INC.

By:	/s/ PAUL F. MCLAUGHLIN
Paul F. McLaughlin Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ PAUL F. MCLAUGHLIN Paul F. McLaughlin	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 29, 2005

/s/ STEVEN R. ROTH Steven R. Roth	Senior Vice President, Finance and Administration, and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 29, 2005

* David Belluck	Director	December 29, 2005

* Daniel H. Berry	Director	December 29, 2005

* Paul Craig	Director	December 29, 2005

* Thomas G. Greig	Director	December 29, 2005

* Carl E. Ring, Jr.	Director	December 29, 2005

* Richard F. Spanier	Director	December 29, 2005

* Aubrey C. Tobey	Director	December 29, 2005

*By:	/S/ PAUL F. MCLAUGHLIN
Paul F. McLaughlin Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 27, 2005, by and among the Registrant, NS Merger Sub, Inc. and August Technology Corporation (incorporated by reference to Exhibit 99.2 to the Registrant’s Schedule 13D filed with the SEC on July 7, 2005).

2.2	Amendment No. 1, dated as of December 8, 2005, by and among the Registrant, NS Merger Sub, Inc. and August Technology Corporation, to the Agreement and Plan of Merger, dated as of June 27, 2005, by and among the Registrant, NS Merger Sub, Inc. and August Technology Corporation (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 9, 2005).

3.1	Restated Certificate of Incorporation of Registrant (incorporated herein by reference to Exhibit 3.1(b) to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, as amended (SEC File No. 333-86871), filed with the SEC on October 5, 1999).

3.2	Amended and Restated Bylaws of Registrant (incorporated herein by reference to Exhibit 3.2(b) to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, as amended (SEC File No. 333-86871), filed with the SEC on October 5, 1999).

3.3	Certificate Of Designations Of Series A Junior Participating Preferred Stock Of Rudolph Technologies, Inc. (incorporated herein by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form 8-A, filed with the SEC on June 27, 2005).

4.1	Rights Agreement, dated as of June 27, 2005, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Rudolph Technologies, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 8-A, filed with the SEC on June 27, 2005).

5.1	Opinion of Latham & Watkins LLP regarding the validity of the securities to be registered hereunder.

8.1	Opinion of Latham & Watkins LLP relating to tax matters.

8.2	Opinion of Fredrikson & Byron, P.A. relating to tax matters.

21	List of Subsidiaries (incorporated herein by reference to Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm (related to the consolidated financial statements of the Registrant).

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm (related to the consolidated financial statements of August Technology Corporation).

23.3	Consent of Latham & Watkins LLP (included in Exhibits 5.1 and 8.1).

23.4	Consent of Fredrikson & Byron, P.A. (included in Exhibit 8.2).

24.1	Power of Attorney (included in Part II of this Registration Statement).**

99.1	Consent of Piper Jaffray & Co.

99.2	Consent of Needham & Company, LLC.

99.3	Form of Proxy of the Registrant.

99.4	Form of Proxy of August Technology Corporation.

99.5	Form of Election Form/Letter of Transmittal.*

Exhibit No.	Description

99.6	Consent of Jeff L. O’Dell to be named a director of Rudolph upon completion of the merger.**

99.7	Consent of Michael W. Wright to be named a director of Rudolph upon completion of the merger.**

*	To be filed by amendment.
**	Previously filed.

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